As filed with the Securities and Exchange Commission on May 19, 2015

Registration No. 333-203518

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PEOPLE’S UTAH BANCORP

(Exact name of registrant as specified in its charter)

Utah	6022	87-0622021
State or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number) 1 East Main Street American Fork, UT 84003 (801) 642-3998	(IRS Employer Identification Number)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard T. Beard

President and Chief Executive Officer

1 East Main Street

American Fork, UT 84003

(801) 642-3998

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nolan S. Taylor David Marx Dorsey & Whitney LLP 136 South Main Street Suite 1000 Salt Lake City, UT 84101 (801) 933-7360	Reed W. Topham Stoel Rives LLP 201 South Main Street Suite 1100 Salt Lake City, UT 84111 (801) 328-3131

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Calculation of Registration Fee

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)	Amount of registration fee (2)
Common Shares, $0.01 par value	40,250,000	4,677.05

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee and includes shares that the underwriters have the option to purchase to cover over-allotments.
(2)	Paid previously in connection with the initial filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 19, 2015

PROSPECTUS

2,500,000 Common Shares

This prospectus relates to the initial public offering of common shares by People’s Utah Bancorp, holding company for Bank of American Fork and Lewiston State Bank. We are offering up to 2,500,000 common shares, including the offering of up to 218,000 common shares by the selling shareholders identified in this prospectus. We will bear all of the selling shareholders’ offering expenses other than underwriting discounts and commissions but will not receive any proceeds from sales by the selling shareholders.

Prior to this offering there has been no public market for our common shares. We currently anticipate that the initial public offering price will be between $13.00 and $15.00 per share. We have been approved for listing of our common shares on The NASDAQ Capital Market under the symbol “PUB”. We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our common shares involves risk. See “Risk Factors” beginning on page 12.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us before expenses	$	$
Proceeds to selling shareholders before discounts and commissions	$	$

We have granted the underwriters an option to purchase up to 375,000 additional common shares at the initial public offering price less the underwriting discount, within 30 days following the date of this prospectus to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK SUBSIDIARY OF PEOPLE’S UTAH BANCORP, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

The underwriters expect to deliver the common shares to purchasers on or about            , 2015.

D.A. Davidson & Co.

Sandler O’Neill + Partners, L.P.	FIG Partners, LLC

The date of this prospectus is                 , 2015

PEOPLE'S UTAH BANCORP

CORPORATE OFFICE
American Fork

LEWISTON STATE BANK

BRANCHES
- Lewiston
- Logan
- North Logan
- Preston

OTHER FACILITIES
- Real Estate & Home Mortgage Office

BANK OF AMERICAN FORK

BRANCHES
- Alpine
- American Fork
- Draper
- Highland
- Layton
- Murray
- Lehi
- Orem/Provo
- Pleasant Grove
- Riverton
- Sandy
- Saratoga Springs
- Spanish Fork
- St. George

OTHER FACILITIES
- Mortgage Center
- Operations Center

Where We Are

Preston, ID
Idaho
Utah
Lewiston
Logan
Brigham City

Our Target Markets

IDAHO
UTAH
Franklin
Cache
Weber
Davis
Salt Lake
Utah
I-15
Washington
St. George

MAJOR POPULATION AREAS

Counties	2014 Population[(1)]	% of State
Weber	240,475	8.2%
Davis	329,692	11.2%
Salt Lake	1,091,742	37.1%
Utah	560,974	19.1%
I-15 Corridor	2,222,883	75.5%
Cache	118,343	4.0%
Washington	151,948	5.2%
Total Target Markets	**2,493,174**	**84.7%**
State Population	**2,942,902**	**100%**

(1) U.S. Census Bureau - Vintage 2014 Estimates

Ogden
Great Salt Lake
Layton
Salt Lake City
Park City
Murray
Sandy
Riverton
Draper
Heber
Alpine
Highland
Lehi
American Fork
Saratoga Springs
Pleasant Grove
Orem
Utah Lake
Provo
Spanish Fork

i

ABOUT THIS PROSPECTUS

In this prospectus, unless the context suggests otherwise, references to “PUB” refer to People’s Utah Bancorp alone, and references to “we,” “us,” and “our” refer to People’s Utah Bancorp together with our principal Utah state-chartered banking subsidiaries, Bank of American Fork, or BAF, and Lewiston State Bank, or LSB. We refer to each of BAF and LSB as a “Bank” and together as the “Banks.”

You should rely only on the information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in this offering. The selling shareholders and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling shareholders and the underwriters are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus describes the specific details regarding this offering and the terms and conditions of the common shares being offered hereby and the risks of investing in our common shares. You should read this prospectus, any free writing prospectus and the additional information about us described in the section entitled “Where You Can Find More Information” before making your investment decision.

Neither we, nor any of our officers, directors, agents or representatives or underwriters, make any representation to you about the legality of an investment in our common shares. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common shares.

“People’s Utah Bancorp” and its logos and the trademarks referred to in this prospectus including, CHECKSMART™, BIG CITY BANKING SMALL TOWN SERVICE™, BANK OF AMERICAN FORK™, MISCELLANEOUS DESIGN® (Bank of American Fork triangle logo), EXPRESSDEPOSIT™, MYRATE CHECKING®, SAVESMART DIRECT®, PEOPLE’S UTAH BANCORP (STYLIZED/DESIGN)™, PEOPLE’S UTAH BANCORP™, LSB (STYLIZED/DESIGN)™, LEWISTON STATE BANK™, LEWISTON STATE BANK (STYLIZED/DESIGN)™, ESTABLISHED FOR YOUR FUTURE™ and MERCHANT CHECK RECAPTURE™ are trademarks of PUB. Solely for convenience, we refer to our trademarks in this prospectus without the ™ or ® symbol, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

This prospectus includes industry and market data that we obtained from periodic industry publications, third party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

ii

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of reduced reporting requirements and are relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

•	we are permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus; however, we have elected to present three years of audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, or SOX;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to present to our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years unless we earlier cease to be an emerging growth company. We will cease to be an emerging growth company if we have more than $1 billion in annual gross revenues, have more than $700 million in market value of our common shares held by non-affiliates, or issue more than $1 billion of non-convertible debt in a three-year period. We have elected in this prospectus to take advantage of scaled disclosure relating only to executive compensation arrangements. We do not intend to take advantage of any other scaled disclosure or relief during the time that we qualify as an emerging growth company, although the JOBS Act would permit us to do so.

In addition to scaled disclosure and the other relief described above, the JOBS Act allows an extended transition period for complying with new or revised accounting standards affecting public companies. However, we have elected not to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

iii

PROSPECTUS SUMMARY

This is only a summary and does not contain all the information that you should consider before investing in our common shares. You should read the entire prospectus, including “Risk Factors” and our consolidated financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in our common shares. Unless the context suggests otherwise, references in this prospectus to “PUB” refer to People’s Utah Bancorp alone, and references to “we,” “us,” and “our” refer to People’s Utah Bancorp together with our principal Utah state-chartered banking subsidiaries, Bank of American Fork, or BAF, and Lewiston State Bank, or LSB. We refer to each of BAF and LSB as a “Bank” and together as the “Banks.”

Overview

We are a bank holding company, formed in 1998 and headquartered in American Fork, Utah, which is located on the I-15 corridor between the cities of Salt Lake City and Provo. We have 18 banking branches operated through our two wholly-owned banking subsidiaries, BAF and LSB, which began offering banking services in 1913 and 1905, respectively. We provide full-service retail banking in many of the leading population centers in the state of Utah, including a wide range of banking and related services to locally-owned businesses, professional firms, real estate developers, residential home builders, high net-worth individuals, investors and other customers. Our primary customers are small- and medium-sized businesses that require highly personalized commercial banking products and services. We believe we have a strong reputation in our markets. As of September 30, 2014, the BauerFinancial rating for BAF was 5-Star Superior and for LSB was 4-Star Excellent. A substantial portion of our business is with customers who have long-standing relationships with us or who have been referred to us by existing customers. BAF has been recognized through numerous awards and recognitions including the 2014 Community Commitment Award by the American Bankers Association, the 2014 National Community Bank Service Award by the Independent Community Bankers of America and recognition in 2014 as the best community bank by Best of State Magazine.

We are the largest community bank holding company headquartered in the state of Utah based on asset size, deposits, loans and shareholders’ equity. Upon completion of the offering, we will be the only exchange listed, publicly traded community bank holding company in the five state area comprised of Utah, Idaho, Wyoming, Nevada and New Mexico.

We believe we serve highly attractive markets in terms of economic strength, population demographics, competitive dynamics and long-term opportunities for growth. We believe we have a history of building long-term customer relationships and attracting new customers through our service-oriented corporate culture. We focus on educating our customers regarding banking products and services and then work to target products and services to specific customer needs. In addition, we believe that our strong capital position and experienced management team provide the strength and foundation we need to continue to grow our business.

Market Opportunity

We currently operate through 18 full-service branches including 17 branches located in Utah and one branch located in Preston, Idaho, which is near Logan, Utah. Utah is one of the fastest growing states in the United States in terms of population, ranking 7th in 2014 percentage growth according to the U.S. Census Bureau. Over 75% of Utah’s population is concentrated along Interstate 15 or the I-15 Corridor, specifically within Davis, Weber, Salt Lake and Utah Counties. The next largest population centers in the state are in Washington and Cache Counties. Together with the I-15 Corridor, these counties make up approximately 84.7% of Utah’s population. Most of the major business and economic activity in Utah is located in the counties where we currently have branches. We believe our markets will continue to exhibit high growth rates compared to the rest of the United States. We believe we can further penetrate the population centers in our existing markets and grow in contiguous markets and surrounding states by adding branches and through strategic mergers or acquisitions.

We have successfully executed our growth initiatives to-date through organic growth and a strategic merger through which we acquired LSB. In 2013, we merged with Lewiston Bancorp, the holding company of LSB and its four branches, which expanded our operations into Cache County, Utah, and into the State of Idaho. Lewiston Bancorp was merged into PUB and LSB became a wholly-owned subsidiary of PUB. While the Banks currently have separate charters, we anticipate consolidating the Banks’ charters while continuing to do business under separate names.

The following table shows demographic information for our market areas and highlights Utah’s rapid growth compared to the U.S. as a whole(1).

Area	Percent of 2014 PUB Deposits	Market Share (1)	Market Ranking (1)	2014 Population (2)	% of Utah State 2014 Population	2020 Projected Population (3)	Projected Population Change 2014-2020	2014 Unemployment Rate (4)
Weber County, UT	—	—	—	240,475	8.2%	258,423	7.5%	3.9%
Davis County, UT	1.7%	0.8%	11	329,692	11.2%	356,968	8.3%	3.3%
Salt Lake County, UT	11.2%	0.4%	12	1,091,742	37.1%	1,180,859	8.2%	3.3%
Utah County, UT	65.7%	13.3%	3	560,974	19.1%	668,564	19.2%	3.3%

Total I-15 corridor (5)	78.6%	1.6%		2,222,883	75.5%	2,464,814	10.9%	3.3%
Cache County, UT (6)	21.2%	16.9%	3	118,343	4.0%	139,227	17.6%	3.1%
Washington County, UT	0.2%	—	—	151,948	5.2%	196,762	29.5%	3.9%

Total target markets (5)	100.0%	1.9%		2,493,174	84.7%	2,800,803	12.3%	3.3%
Utah		1.8%	6	2,942,902	100.0%	3,309,234	12.4%	3.5%
United States		— (7)	429	318,857,056		339,540,606	6.5%	5.6%

(1)	SNL: Briefing Book: June 30, 2014 Deposit Market Share — Banks. Non-retail branches are not included.
(2)	U.S. Census Bureau — Vintage 2014 estimates.
(3)	Utah Governor’s Office of Planning and Budget, 2012 Baseline Projections.
(4)	U.S. Bureau of Labor Statistics
(5)	Market Share and 2014 Unemployment Rate totals are based on weighted averages
(6)	Includes 3.30% of our deposits from one branch in Franklin County, Idaho
(7)	U.S. market share for 2014 equals 0.01%

We believe our market area will continue to benefit from increased economic activity and high population growth, and will present opportunities to grow our customer base, resulting in a larger amount of deposits and a larger loan portfolio.

Our Competitive Strengths

Track Record of Successful Growth

We have an established track record of successful growth through organic deposit, asset and branch expansion and our strategic merger through which we acquired LSB. From 2004 to 2014, our total assets grew from $543 million to $1.4 billion, a compound annual growth rate, or CAGR, of 9.7%. During the same period, our total gross loans grew at a CAGR of 8.9%. Our total deposits grew at a CAGR of 10.5% from 2004 to 2014. Further, from 2004 to 2014, our net income increased from $8.9 million to $14.9 million, representing a CAGR of 5.2%. During this period we found ways to offer attractive loan pricing, while maintaining a net interest margin above 4.0%. From 2010 to 2014, our total assets grew from $842.9 million to $1.4 billion, a CAGR of 12.9%. During the same period, our total gross loans grew at a CAGR of 12.6%, our total deposits grew at a CAGR of 12.8% and our shareholders equity grew at a CAGR of 12.3%. From 2010 to 2014, our net income increased from $3.4 million to $14.9 million, representing a CAGR of 44.6%.

Our net income for the quarter ended March 31, 2015 grew 23.8% to $4.80 million from $3.88 million for the quarter ended March 31, 2014. From March 31, 2014 to March 31, 2015, our total assets grew 6.3% to $1.41 billion from $1.33 billion, and our total deposits grew 5.9% to $1.23 billion from $1.17 billion.

We have expanded organically by increasing our market share in select markets and by entering new markets, such as by opening new branches and loan production offices in Davis and Washington Counties. In addition, in 2014, we grew our assets by 5.2% through organic growth while successfully integrating LSB. As discussed further below, even with this growth we have maintained a strong capital position and strong asset quality, with net charge-offs of only 0.11% for the year ended December 31, 2014. We believe this track record of successful growth positions us to continue to grow in the future, both organically and through acquisition of other banking and financial services companies.

Well Positioned in Growing and Attractive Markets

The State of Utah was the 7th fastest growing state in the United States with population increasing in 2014 by 1.4%, as compared to 0.8% for the United States as a whole. The state’s population is expected to grow an additional 14.1% from 2013 to 2020. This growth generates job creation, commercial development and housing starts. Our operations are focused in the most populous areas of the state, with 84.7% of the state’s population located in our target market areas.

Strong Reputation in our Markets

We believe that we have a strong reputation in our markets, evidenced through numerous awards and recognitions including from the American Bankers Association and the Independent Community Bankers of America and being recognized as the best community bank by Best of State Magazine in 2014. In addition, as of September 30, 2014, the BauerFinancial rating for BAF was 5-Star Superior and for LSB was 4-Star Excellent. We believe our reputation and demonstrated ability to grow successfully, both organically and through mergers or acquisitions, will give us a competitive advantage in these growing markets. We also believe that our reputation has been established through a track record of safe and responsible growth in our target markets. We have been established in our markets for over 100 years with BAF established in 1913 and LSB established in 1905.

Well–Capitalized Position

As of March 31, 2015, we were well capitalized, with an 11.63% Tier 1 leverage ratio and a 16.32% total risk-based capital ratio, both well above the required ratios for community banks of 5% and 10%, respectively. Our capital ratios have been calculated under the new capital rules of the Board of Governors of the Federal Reserve, or the Federal Reserve, that became effective on January 1, 2015. We believe this capital position provides a strong foundation for us that will attract additional capital and facilitate our future growth. We also believe this capital position could help us respond to challenges in the event of an economic downturn.

Our Experienced Senior Management Team

Our senior management team has a long and successful history of managing financial institutions. Our senior management team has a demonstrated track record of managing profitable growth, successfully executing and integrating acquisitions, improving operating efficiencies, maintaining a strong risk-management culture and implementing a relationship-based and service-focused approach to banking. Our management team has been with us through periods of economic prosperity and recessionary periods, and we believe our management team understands how to manage and grow our business.

Real Estate Expertise

We believe we have an expertise in real estate related loans, including loans for construction and land development projects and for the purchase, improvement or refinancing of residential and commercial real estate. Real estate activity in our market area has been robust over the last ten years except during the 2009-2010 recessionary period. However, even during the recessionary period of 2009 and 2010 we were able to maintain strong Tier 1 leverage ratios of 11.49% and 11.60%, respectively, total risk-based capital ratios of 14.57% and 16.17%, respectively, and we had a positive net income of $3.1 million and $3.4 million, respectively.

Disciplined Risk Management

Risk management is a core competency of our business and we believe that our risk management approach is robust. We are committed to maintaining internal controls to manage the risk associated with our growth and our concentration in real estate loans. Further, we have identified lending/credit risk and operational risk as the two areas that could have the greatest impact on our capital and have taken steps to mitigate these risks. In order to mitigate and actively manage these areas of risk, we have established procedures and committed experienced personnel to this effort.

Like many other companies, we were affected by the recent financial crisis that began in 2008, and our year-end total assets and annual net income dropped to lows of $810.9 million and $3.1 million, respectively, during 2009. Despite the financial crisis and its effects on our business, we were able to remain profitable while continuing to pay a dividend and maintaining our well capitalized status, in part due to prompt and aggressive management by our senior management team and Board of Directors. We believe our robust approach to risk management has enabled us to grow our loan portfolio without compromising credit quality.

Our Business Strategy

Our goal is to be a high performing financial institution that delivers strong returns to our shareholders as we continue to grow through exceptional employees, who we refer to as associates, through a focus on customer service, and through strong risk management. Key elements of our strategy include the following:

Continue to Grow Organically

We plan to expand organically by increasing our market share in our current markets and by entering new markets. In order to maintain our net interest margin at current levels, we are focused on continuing to fund our organic growth with local, core deposits. To accomplish this, we incentivize our associates to leverage relationships to produce both loan and deposit growth.

We continually monitor and track opportunities in contiguous, attractive growth or deposit-rich markets in Utah. We recently opened our 18th branch, which is our first in St. George, Utah. Since 2003, we have organically added four BAF branches and one LSB branch, two of which have been opened in the last two years, and we intend to add additional branches in key geographic areas over the next several years. Our focus is on finding exceptional associates to continue building our market share in our current markets, as well as to expand into prospective geographic locations that have shown positive long-term demographic and business trends.

We also believe that we can continue to capitalize on our expertise in real estate loans. As of March 31, 2015, 79.4% of our loan portfolio was comprised of real estate loans, including 15.9% construction and development, 56.0% commercial real estate, and 7.5% residential real estate. We believe we have an experienced team of associates with expertise in real estate lending, and we intend to continue to focus on maintaining strong relationships with commercial and residential builders. We believe that as we continue to develop this real estate expertise, we will become more attractive to these commercial and residential builders.

Grow and diversify our loan portfolio

In addition to our expertise in real estate, we believe we can continue to take advantage of opportunities to diversify and grow other areas of our loan portfolio by expanding our commercial and industrial, or C&I, lending through our existing branch structure. As of March 31, 2015, 19.0% of our total loan portfolio was in C&I loans. We offer a full range of short to long-term C&I lending products and services and have established a portfolio threshold for this category that we continually monitor. To assist with this growth and diversification, we have recently added experienced commercial lenders to our team and plan to continue to add commercial lenders in our current and target markets.

We have also expanded our Small Business Administration, or SBA, lending program. BAF is a preferred lender with the SBA, and we are in the process of applying to have LSB become a preferred lender as well. A preferred lender can approve, package, fund and service SBA loans within a range of authority that is not available to all SBA lenders.

Finally, we have started expanding our leasing portfolio by purchasing leases that fit our policies and procedures. We have loan officers who are experienced in this area and expect our lease portfolio will continue to grow. We also intend to develop a private leasing product to be administered by one of our third party leasing partners, which we believe will help grow this aspect of our portfolio.

Continue to grow through Strategic Mergers or Acquisitions

We believe that we can also continue to grow successfully through strategic mergers or acquisitions, as we showed by adding four LSB branches and the associated $266.3 million in assets in 2013. The LSB merger was the first bank merger without FDIC assistance in Utah since 2007, and we believe that the banking and financial services industry will continue to consolidate in our target markets through whole-bank and branch mergers and acquisitions. We are familiar with the community banks and community bank owners in our markets and surrounding areas, and we believe many of these community banks are open to consolidating and have expense structures that would make them attractive candidates for consolidation. Accordingly, we believe there will be opportunities for strategic mergers or acquisitions over the next several years. In addition, we may pursue acquisitions and mergers of non-bank financial services companies. While our primary focus is to grow our business in Utah, we may take advantage of other opportunities in contiguous states. Although we regularly identify and explore specific acquisition opportunities as a part of our ongoing business practices, we have no present agreements or commitments to make any acquisition. Additionally, there can be no assurances that any aspect of our plans for future growth will occur or be successful.

Continue to Improve Operating Efficiencies

We believe that improving our operating efficiencies will continue to be important to our profitability and future growth. We intend to carefully manage our cost structure and refine and implement internal processes to create further efficiencies and enhance our earnings. Further, we believe our systems, risk management structure and operating model are scalable and will enable us to achieve additional operating efficiencies as we grow. We also believe that we will realize additional efficiencies as we continue to integrate LSB. The efficiency ratio is calculated by taking non-interest expense less merger related expenses and dividing that number by the sum of net interest income and non-interest income. Our efficiency ratio for the quarter ended March 31, 2015 and the year ended December 31, 2014 was 60.18% and 63.58%, respectively, and we believe that through the efforts described above we can lower this ratio over the next few years.

Hire Additional Motivated and Service-Oriented Personnel

We believe we will be able to continue to develop successful associates from the talented and motivated people living in our market areas and in prospective market areas. We continually seek to find such individuals with varied backgrounds from the communities they serve and we then train them to be successful in developing relationships, serving our customers, and effectively delivering financial services. We combine an internal training program with outside training to ensure that our associates are skilled in their respective areas of responsibility, and to enable us to responsibly maintain our growth. Moreover, our compensation structure allows for some associates to be paid in part on production, which provides incentive bonuses for superior performance and customer development. Our variable compensation totaled 21.0% of total salary and bonus compensation in 2014.

We have been recognized as one of the best places to work in the state of Utah multiple times over the past decade and we believe our culture enables us to find strong, relationship-oriented associates that combine a customer service mentality with financial services skills.

We emphasize to our associates the importance of providing superior customer service and we train our staff to be able to provide such superior customer service. Whether it is our business development associates who team with our loan officers to obtain new customers and sell additional banking products and services to existing customers, the credit analysts who underwrite our loans and manage our back-office lending functions, or our branch associates who are the primary points of contact for deposit customers and the initial contact persons for customers who come into our branches, all of our associates are encouraged and taught to provide superior customer service.

Maintain and Improve our Safety and Soundness through Strong Risk Management and Capital Levels

We believe that our future growth will require us to actively manage risk, and we are committed to maintaining internal controls to manage the risk associated with our growth and concentration in real estate loans. We continually seek to (i) identify and evaluate risks and trends in all functions of our business, including credit, operations and asset and liability management and (ii) adopt strategies to manage such risks based upon our evaluations. In particular, we actively manage interest rate and market risks by monitoring and reviewing the volume and maturity of our interest sensitive assets to our interest sensitive liabilities in order to mitigate the adverse effects of changes in interest rates.

We focus on originating and maintaining a high quality loan portfolio by employing focused credit analysts, applying disciplined underwriting standards, and benefiting from our directors’ and officers’ deep knowledge of the markets we serve. Our loan personnel are expected to monitor projects and we require inspections to approve construction loan draws. All BAF loans over $4 million must be approved by our BAF directors’ loan committee, which includes our Chief Executive Officer and seven directors of BAF, and all LSB loans over $500,000 must be approved by our LSB directors’ loan committee, which includes the Chief Executive Officer and any two other directors of LSB. Our loan approval process is highly collaborative, with these committees taking an active role in the structuring and pricing of loans. Loan personnel are incentivized to produce high-quality loans, and receive adjustments to their variable compensation packages based on the quality of their portfolio.

We have historically maintained strong capital levels and we plan to continue to maintain these strong capital levels in order to support our future growth and attract new customers. For each year during 2010 to 2014, our year-end Tier 1 leverage capital ratio remained above 11% and our total risk-based capital ratio was above 16%, both well above the required ratios for community banks of 5% and 10%, respectively. We believe that by maintaining these strong capital ratios, we will continue to have a solid foundation for our future growth, both organic and through acquisitions, and that potential customers will see us as a reliable bank with which they want to do business.

Our History

We were formed as a bank holding company in 1998, originally with one subsidiary bank, BAF. BAF is a Utah state-chartered bank that was established in 1913 in American Fork, Utah. We believe that we and BAF have established a track record of safe and responsible growth. BAF expanded to Alpine, Utah in 1974, and then opened five additional branches in Utah County from 1993 to 1998 and one branch in 2008, for a total of eight branches in Utah County. BAF expanded into Salt Lake County in 2001 through the acquisition of one branch, with three additional branches opened since that time, for a total of four in Salt Lake County. BAF expanded to Davis County in 2012 by opening a loan office that subsequently became a branch in Layton, Utah. BAF also expanded its operations to Washington County in 2013 by opening a loan production office in St. George, Utah, which was later converted into a branch in August 2014.

Our growth continued in 2013 when we acquired Lewiston Bancorp, the holding company of LSB. This strategic merger increased our scale and geographic footprint, and we have realized significant synergies from the merger. LSB was formed as a state-charted bank in 1905 and operated from a single location in Lewiston, Utah, until a second branch was opened in 1996 in North Logan, Utah. Lewiston Bancorp was formed in 1999. The following year, a branch was opened in Preston, Idaho, which required the organization of a separately charted bank in the State of Idaho. From 2000 through 2006, Lewiston Bancorp owned and operated two separate banks. The Idaho bank was merged into the Utah bank in January 2007. LSB further expanded and added a fourth location when the Logan branch was opened in 2012.

Corporate Information

Our headquarters is located at 1 East Main Street, American Fork, Utah 84003 and our telephone number is (801) 642-3998. We maintain a website at https://www.PeoplesUtah.com. Information on the website is not incorporated by reference and is not a part of this prospectus.

Risks to Consider

Before investing in our common shares, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.” These risks include, among others, the following:

•	as a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak national and local economic conditions;

•	a substantial majority of our loans and operations are in Utah, Salt Lake, Davis, Cache and Washington counties, and therefore our business is particularly vulnerable to a downturn in the local real estate market;

•	a large portion of our loan portfolio is tied to the real estate market and we may be negatively impacted by downturns in that market;

•	we are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially and adversely affect our performance;

•	if we are not able to maintain our past level of growth, our future prospects and competitive position could be diminished and our profitability could be reduced;

•	if we are unable to manage our growth effectively, we may incur higher than anticipated costs and our ability to execute our growth strategy could be impaired;

•	we may grow through mergers or acquisitions, which strategy may not be successful or, if successful, may produce risks in successfully integrating and managing any merger or acquisition and such transaction may dilute our shareholders;

•	because PUB is a legal entity separate and distinct from the Banks and does not conduct stand-alone operations, our ability to pay dividends depends on the ability of the Banks to pay dividends to PUB; and

•	we are subject to extensive state and federal financial regulation, and compliance with changing requirements may restrict our activities or have an adverse effect on our results of operations.

THE OFFERING

Common Shares offered by PUB	2,282,000

Common Shares offered by the selling shareholders	218,000

Common Shares to be outstanding immediately after the offering	17,070,921 (excluding any shares issued pursuant to the underwriters’ over-allotment option)

Use of proceeds	We estimate that our net proceeds from this offering after deducting underwriting commissions and discounts and estimated offering expenses payable by us will be approximately $28.7 million, assuming an initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus), or $33.6 million if the over-allotment option is exercised by the underwriters. We expect to use the net proceeds from this offering for expansion purposes, both organic and through acquisition, and for general corporate purposes. Our use of proceeds is more fully described under “Use of Proceeds.” We will bear all of the selling shareholders’ offering expenses other than underwriting discounts and commissions but will not receive any proceeds from sales by the selling shareholders.

Dividend policy	We have declared an annual cash dividend for over 50 years. In 2014, we declared a semi-annual dividend. We expect to declare quarterly cash dividends beginning in 2015 with the dividend being declared after the end of each quarter. A quarterly dividend of $0.06 per share for the first quarter was declared in April 2015.

NASDAQ Capital Market Listing	We have been approved to list our common shares on The NASDAQ Capital Market under the symbol “PUB”.

Directed Share Program	At our request, the underwriters have reserved up to 5% of the common shares offered by us for sale at the initial public offering price to persons who are officers, directors, nonexecutive employees, customers or who are otherwise associated with us, through a directed share program. Officers and directors who are selling shares in this offering are not eligible to participate in the directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program.

Risk Factors	Investing in our common shares involves risks. See matters under the heading “Risk Factors” before investing in our common shares.

The number of common shares outstanding after this offering is based on the number of shares outstanding on March 31, 2015 and excludes:

•	874,468 common shares issuable upon the exercise of outstanding stock options as of March 31, 2015 under our prior stock option plans with a weighted-average exercise price of approximately $5.77 per share;

•	191,487 common shares issuable upon the exercise of outstanding stock options as of March 31, 2015 under the People’s Utah Bancorp 2014 Incentive Plan, or the 2014 Plan, with a weighted-average exercise price of approximately $11.93 per share;

•	39,720 common shares subject to restricted stock units, or RSUs, outstanding as of March 31, 2015 under our 2014 Plan; and

•	562,926 common shares reserved for future grant or issuance under our 2014 Plan.

Unless we indicate otherwise, all information in this prospectus assumes:

•	no exercise of any outstanding stock options; and

•	assumes no exercise of the underwriters’ over-allotment option to purchase any of the additional 375,000 common shares subject to that option.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the summary consolidated financial data set forth below in conjunction with our historical consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The summary consolidated data as of and for the five years ended December 31, 2014 have been derived from our audited consolidated financial statements. The summary consolidated financial data as of and for the three months ended March 31, 2015 and 2014 have been derived from our unaudited consolidated financial statements.

	As of March 31,	As of December 31,
(Dollars in thousands)	2015	2014	2013	2012	2011	2010
Selected Balance Sheet Information:
Cash and cash equivalents	$80,078	$47,702	$94,406	$98,861	$28,910	$37,275
Investment securities	320,350	330,839	320,388	264,413	233,382	183,848
Total loans, net	957,435	937,578	829,882	592,924	583,384	572,529
Total assets	1,409,097	1,367,125	1,299,190	991,423	889,894	842,850
Total deposits	1,233,462	1,199,233	1,144,314	869,227	779,859	739,680
Shareholders’ equity	163,502	157,659	143,672	115,710	105,871	98,986

Average balances:
Average earning assets	$1,329,324	$1,250,156	$981,661	$847,362	$813,940	$774,172
Average assets	1,391,076	1,331,291	1,039,561	914,603	860,444	826,868
Average shareholders’ equity	161,091	152,788	126,453	112,089	105,871	121,964

	Three Months Ended March 31,		Years Ended December 31,
(Dollars in thousands)	2015	2014	2014	2013	2012	2011	2010
Summary Income Statement Information:
Interest income	$15,259	$13,953	$58,203	$45,657	$42,010	$41,860	$42,452
Interest expense	760	832	3,260	3,337	3,629	4,861	6,642

Net interest income	14,499	13,121	54,943	42,320	38,381	36,999	35,810
Provision for loan losses	150	150	1,700	1,500	4,700	6,200	11,300

Net interest income after provision for loan losses	14,349	12,971	53,243	40,820	33,681	30,799	24,510
Non-interest income	4,144	3,817	15,241	14,271	11,613	9,558	8,358
Non-interest expense	11,219	10,766	45,333	36,875	31,409	30,688	27,859

Income before income tax expense	7,274	6,022	23,151	18,216	13,885	9,669	5,009
Income tax expense	2,476	2,145	8,246	6,338	4,643	3,099	1,603

Net income	$4,798	$3,877	$14,905	$11,878	$9,242	$6,570	$3,406

Basic earnings per share (1)	$0.32	$0.27	$1.02	$0.92	$0.76	$0.54	$0.28
Diluted earnings per share (1)	0.31	0.26	0.98	0.89	0.74	0.54	0.28
Book value per share (1)	11.07	10.14	10.68	9.83	9.29	8.60	8.10
Tangible book value per share (1) (2)	11.01	10.09	10.63	9.75	9.29	8.60	8.10
Cash dividends declared per common share (1)	—	—	0.22	0.13	0.11	0.05	0.02
Dividend ratio	—%	—%	21.57%	14.13%	14.47%	9.26%	7.14%

Selected Financial Ratios:
Net interest margin (3)	4.42%	4.38%	4.39%	4.31%	4.53%	4.55%	4.63%
Efficiency ratio (4)	60.18%	63.56%	63.58%	63.61%	62.83%	65.91%	63.08%
Non-interest income to average assets	1.21%	1.19%	1.14%	1.37%	1.27%	1.11%	1.01%
Non-interest expense to average assets	3.27%	3.37%	3.41%	3.55%	3.43%	3.57%	3.37%
Return on average assets	1.40%	1.21%	1.12%	1.14%	1.01%	0.76%	0.41%
Return on average equity	12.08%	10.68%	9.76%	9.39%	8.25%	6.21%	2.79%
Non-performing assets to total assets	0.56%	1.07%	0.70%	1.61%	2.46%	4.81%	7.02%
Allowance for loan losses to non-performing loans	242.19%	126.45%	192.66%	85.59%	61.02%	46.65%	41.62%
Allowance for loan losses to gross loans	1.57%	1.74%	1.58%	1.70%	2.25%	2.58%	3.26%
Loans to deposits	77.62%	69.99%	78.18%	72.52%	68.21%	74.81%	77.40%
Net charge-offs to average loans	—%	0.03%	0.11%	0.13%	1.10%	1.72%	2.27%

Capital Ratios:
Tier 1 leverage capital	11.63%	11.38%	11.32%	11.06%	11.85%	11.71%	11.60%
Total risk-based capital	16.32%	16.71%	16.01%	16.27%	18.52%	17.35%	16.17%
Average equity to average assets	11.58%	11.36%	11.48%	12.16%	12.26%	12.30%	14.75%
Tangible common equity to tangible assets (5)	11.56%	11.11%	11.48%	10.98%	11.67%	11.90%	11.74%

(1)	All per share data has been retroactively restated to give effect to a 44 to 1 share split which occurred in 2013.
(2)	Represents the sum of total shareholders’ equity less intangible assets all divided by common shares outstanding. Intangible assets were $752,000, $776,000 and $1.2 million at March 31, 2015, December 31, 2014 and 2013, respectively, and there were no intangible assets at December 31, 2012, 2011 and 2010.
(3)	Net interest margin is defined as net interest income divided by average earning assets.
(4)	Represents the sum of non-interest expense less merger costs all divided by the sum of net interest income and non-interest income. Merger costs were $711,000 and $879,000 for 2014 and 2013, respectively. There were no merger costs in the quarters ended March 31, 2015 and 2014.
(5)	Represents the sum of total shareholders’ equity less intangible assets all divided by the sum of total assets less intangible assets.

RISK FACTORS

An investment in our common shares involves a high degree of risk. Before investing in our common shares, you should carefully consider the risks described below, as well as the other information contained in this prospectus, including our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Any of the risks described below could significantly and adversely affect our business, prospects, financial condition and results of operations. If one or more of these risks and uncertainties is realized, the trading price of our common shares could decline, and you could lose all or part of your investment.

Risks Relating to Our Business and Market

As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.

Our businesses and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, our growth and profitability from our lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the United States. In addition, economic conditions in foreign countries, including uncertainty over the stability of the euro currency, could affect the stability of global financial markets, which could hinder U.S. economic growth. Weak economic conditions are characterized by deflation, fluctuations in debt and equity capital markets, a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. The current economic environment is also characterized by interest rates at historically low levels, which impacts our ability to attract deposits and to generate attractive earnings through our investment portfolio. All of these factors are detrimental to our business, and the interplay between these factors can be complex and unpredictable. Our business is also significantly affected by monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition and results of operations.

We were affected negatively by the weak economic conditions present during the recent financial crisis that began in 2008, and our total assets and annual net income dropped to lows of $810.9 million and $3.1 million, respectively in 2009, due to these economic conditions. A future crisis or similar weak economic conditions could affect us similarly, which would negatively impact our business, financial condition and results of operations.

A substantial majority of our loans and operations are in Utah, Salt Lake, Davis, Cache and Washington counties, and therefore our business is particularly vulnerable to a downturn in the local economies of those counties.

Unlike larger financial institutions that are more geographically diversified, our business is concentrated primarily in the state of Utah. As of March 31, 2015, approximately 79.4% of our loans were secured by real estate, the substantial majority of which are located in Utah, Salt Lake, Davis, Cache and Washington counties. If the local economy and particularly the real estate market declines, the rates of delinquencies, defaults, foreclosures, bankruptcies and losses in our loan portfolio would likely increase. This risk increases for our variable rate loans which represent 53.6% of our loans. As a result of this lack of diversification in our loan portfolio, a downturn in the local economy generally and real estate market specifically could significantly reduce our profitability and growth and adversely affect our financial condition.

A large portion of our loan portfolio is tied to the real estate market and we may be negatively impacted by downturns in that market.

Approximately 79.4% of our loans as of March 31, 2015 were real estate related, including loans for construction and land development projects and for the purchase, improvement or refinancing of residential and commercial real estate. A downturn in the real estate market could increase loan delinquencies, defaults and foreclosures, and significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan losses. If during a period of reduced real estate values we are required to liquidate the property collateralizing a loan to satisfy the debt or to increase our allowance for loan losses, it could materially reduce our profitability and adversely affect our financial condition.

Further, as of March 31, 2015, 15.9% of our loan portfolio consisted of real estate construction, and acquisition and land development loans, which generally have a higher degree of risk than long-term financing of existing properties because repayment depends on the completion of the project and usually on the sale of the property. In addition, these loans are often “interest-only loans,” which normally require only the payment of interest accrued prior to maturity. Interest-only loans carry greater risk than principal and interest loans because no principal is paid prior to maturity. This risk is particularly apparent during periods of rising interest rates and declining real estate values. If there is a significant decline in the real estate market due to a material increase in interest rates or for other reasons, many of these loans could default and result in foreclosure. Moreover, most of these loans are for projects located in our primary market area. If we are forced to foreclose on a project prior to completion, we may not be able to recover the entire unpaid portion of the loan or we may be required to fund additional money to complete the project or hold the property for an indeterminate period of time. Any of these outcomes may result in losses and reduce our earnings.

The FDIC has given guidance recommending that if the sum of (i) certain categories of commercial real estate, or CRE, loans and (ii) acquisition, development and construction, or ADC, loans exceeds 300% of total risk-based capital, or if ADC loans exceed 100% of total risk-based capital, heightened risk management practices should be employed to mitigate risk. As of March 31, 2015, our ratio for the sum of CRE and ADC loans was 221.9% and our ratio for ADC loans was 93.0%. Our concentration in ADC loans is cyclical and tends to increase in the second and third quarters of each year as demand for ADC loans increases. An increase in ADC loan concentration could cause our ratio for ADC loans to increase and even exceed the FDIC’s guideline. We have exceeded these guidance ratios at times in the past and may do so in the future. If we exceed the FDIC’s guidelines and do not manage the risk of our CRE and ADC loans, we may be subject to regulatory scrutiny including a requirement to raise additional capital, reduce our loan concentrations or undertake other remedial actions.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially and adversely affect our performance.

We operate community banks, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining associates who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected, by the actions of our associates or otherwise, our business and, therefore, our operating results may be materially and adversely affected.

We could suffer material credit losses if we do not appropriately manage our credit risk.

There are risks inherent in making any loan, including risks inherent in dealing with individual borrowers, risks of non-payment, risks resulting from uncertainties as to the future value of collateral and risks resulting from changes in economic and industry conditions. Changes in the economy can cause the assumptions that we made at origination to change and can cause borrowers to be unable to make payments on their loans, and significant changes in collateral values can cause us to be unable to collect the full value of loans we make. There is no assurance that our credit risk monitoring and loan approval procedures are or will be adequate or will reduce the inherent risks associated with lending. Our credit administration personnel, and policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of our loan portfolio. Any failure to manage such credit risks may materially adversely affect our business, financial condition and results of operations.

The small- and medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair their ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.

We focus our business development and marketing strategy primarily on small to medium-sized businesses. Small to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small- and medium-sized business often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact Utah and small- to medium-sized businesses are adversely affected or our borrowers are otherwise affected by adverse business conditions, our business, financial condition and results of operations could be adversely affected.

If we are not able to maintain our past levels of growth, our future prospects and competitive position could be diminished and our profitability could be reduced.

We may not be able to sustain our growth at the rate we have enjoyed during the past several years. Our growth over the past several years has been driven primarily by a strong residential housing and commercial real estate market in our market areas and our ability to identify attractive expansion opportunities. A downturn in local economic market conditions, particularly in the real estate market, a failure to attract and retain high performing associates, heightened competition from other financial services providers, and an inability to attract additional core deposits and lending customers, among other factors, could limit our ability to grow as rapidly as we have in the past and as such have a negative effect on our business, financial condition and results of operations.

If we are unable to manage our growth effectively, we may incur higher-than-anticipated costs and our ability to execute our growth strategy could be impaired.

We expect to continue to grow our assets and deposits by increasing our product and service offerings and expanding our operations through new branches and possibly acquisitions. Our ability to manage growth successfully will depend on our ability to:

•	identify suitable markets for expansion;

•	attract and retain qualified management;

•	attract funding to support additional growth;

•	maintain asset quality and cost controls;

•	maintain adequate regulatory capital and profitability to support our lending activities; and

•	find attractive acquisition candidates and successfully acquire and integrate the acquisitions in an efficient manner.

If we do not manage our growth effectively, we may be unable to realize the benefit from the investments in technology, infrastructure, and personnel that we have made to support our expansion. In addition, we may incur higher costs and realize less revenue growth than we expect, which would reduce our earnings and diminish our future prospects, and we may not be able to continue to implement our business strategy and successfully conduct our operations. Risks associated with failing to maintain effective financial and operational controls as we grow, such as maintaining appropriate loan underwriting procedures, determining adequate allowances for loan losses and complying with regulatory accounting requirements, including increased loan losses, reduced earnings and potential regulatory penalties and restrictions on growth, all could have a negative effect on our business, financial condition and results of operations.

We may grow through mergers or acquisitions, which strategy may not be successful or, if successful, may produce risks in successfully integrating and managing the merged companies or acquisition and may dilute our shareholders.

As part of our growth strategy, we may pursue mergers and acquisitions of banks and nonbank financial services companies within and outside of our principal market area. Although we regularly identify and explore specific acquisition opportunities as part of our ongoing business practices, we have no present agreements or commitments to merge with or acquire any financial institution or any other company, and may not find suitable merger or acquisition opportunities. Mergers and acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses;

•	difficulties in supporting and transitioning customers of the target company;

•	diversion of financial and management resources from existing operations;

•	the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

•	entering new markets or areas in which we have limited or no experience;

•	potential loss of key associates and customers from either our business or the target’s business;

•	assumption of unanticipated problems or latent liabilities of the target; and

•	inability to generate sufficient revenue to offset acquisition costs.

Mergers and acquisitions also frequently result in the recording of goodwill and other intangible assets, which are subject to potential impairments in the future and that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing shareholders may be diluted, which could affect the market price of our common shares. As a result, if we fail to properly evaluate mergers, acquisitions or investments, we may not achieve the anticipated benefits of any such merger or acquisition, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute mergers, acquisitions or investments or otherwise adequately address these risks could materially harm our business, financial condition and results of operations.

Our allowance for loan losses may not be adequate to cover actual losses.

A significant source of risk arises from the possibility that we could sustain losses due to loan defaults and non-performance on loans. We maintain an allowance for loan losses in accordance with accounting principles generally accepted in the United States to provide for such defaults and other non-performance. As of March 31, 2015, our allowance for loan losses as a percentage of gross loans was 1.57%. The determination of the appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control. In addition, our underwriting policies, adherence to credit monitoring processes, and risk management systems and controls may not prevent unexpected losses. Our allowance for loan losses may not be adequate to cover actual loan losses. Moreover, any increase in our allowance for loan losses will adversely affect our earnings.

We may have difficulty attracting additional necessary personnel, which may divert resources and limit our ability to successfully expand our operations.

Our business plan includes, and is dependent upon, our hiring and retaining highly qualified and motivated associates at every level. In addition, we anticipate that the reporting and related obligations to which we will become subject as a public reporting company may require us to hire additional accounting and finance staff. We expect to experience substantial competition in identifying, hiring and retaining top-quality associates. If we are unable to hire and retain qualified associates we may be unable to successfully execute our business strategy and manage our growth.

The unexpected loss of key officers would materially and adversely affect our ability to execute our business strategy, and diminish our future prospects.

Our success to date and our prospects for success in the future are substantially dependent on our senior management team. The loss of key members of our senior management team could materially and adversely affect our ability to successfully implement our business plan and, as a result, our future prospects. The loss of senior management without qualified successors who can execute our strategy would also have an adverse impact on us.

As a result of this offering, we will become a public reporting company subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

As a result of this offering, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the requirements of Section 404 of SOX. Section 404 requires annual management assessment of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources. We anticipate that we may need to upgrade our reporting systems and procedures, implement additional financial and management controls and may need to hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal controls could have a material adverse effect on our business, financial condition and results of operations. In addition, expenses related to services rendered by our accountants, legal counsel and consultants will increase in order to ensure compliance with these laws and regulations, which could also negatively impact our business, financial condition and results of operations.

Our profitability depends on interest rates generally, and we may be adversely affected by changes in market interest rates.

Our profitability depends in substantial part on our net interest income. Our net interest income depends on many factors that are partly or completely outside of our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally. Our net interest income will be adversely affected if market interest rates change so that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments. In addition, an increase in interest rates could adversely affect borrowers’ ability to pay the principal or interest on existing loans or reduce their desire to borrow more money. This may lead to an increase in our non-performing assets, a decrease in loan originations, or a reduction in the value of and income from our loans, any of which could have a material and negative effect on our results of operations. Fluctuations in market rates and other market disruptions are neither predictable nor controllable and may adversely affect our financial condition and earnings.

The ratio of variable to fixed-rate loans in our loan portfolio, the ratio of short-term (maturing at a given time within 12 months) to long-term loans, and the ratio of our demand, money market and savings deposits to CDs (and their time periods), are the primary factors affecting the sensitivity of our net interest income to changes in market interest rates. As of March 31, 2015, 53.6% of our $959.6 million gross loans held for investment portfolio were variable rate loans and 46.4% were fixed rate loans. Our short-term loans are typically priced at prime plus a margin, and our long-term loans are typically priced based on a Federal Home Loan Bank, or FHLB, index for comparable maturities, plus a margin. In addition, approximately 24.8% of our fixed-rate loans receivable were short-term and approximately 75.2% were long-term, and 81.9% of our funding sources were demand, money market and savings accounts, 18.0% were CDs and 0.1% were short-term borrowings. The composition of our rate-sensitive assets or liabilities is subject to change and could result in a more unbalanced position that would cause market rate changes to have a greater impact on our earnings.

In periods of rising interest rates, consumer demand for new residential mortgages and re-financings decreases, which in turn, adversely impacts our mortgage business.

Our funding sources may prove insufficient to provide liquidity, replace deposits and support our future growth.

We rely on customer deposits, advances from the FHLB, the Federal Reserve System and lines of credit at other financial institutions to fund our operations. Although we have historically been able to replace maturing deposits and advances if desired, we may not be able to replace such funds in the future if our financial condition, the financial condition of the FHLB or market conditions were to change. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our profitability would be adversely affected.

FHLB borrowings and other current sources of liquidity may not be available or, if available, sufficient to provide adequate funding for operations. Furthermore, our own actions could result in a loss of adequate funding. For example, our availability at the FHLB could be reduced if we are deemed to have poor documentation or processes. Accordingly, we may seek additional higher-cost debt in the future to achieve our long-term business objectives. Additional borrowings, if sought, may not be available to us or, if available, may not be available on favorable terms. If additional financing sources are unavailable or are not available on reasonable terms, our growth and future prospects could be adversely affected.

We may be adversely affected by the lack of soundness of other financial institutions or market utilities.

Our ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Defaults by, or even rumors or questions about, one or more financial institutions or market utilities, or the financial services industry generally, may lead to market-wide liquidity problems and losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by us or by other institutions.

Impairment of investment securities could require charges to earnings, which would negatively impact our results of operations.

We maintain a significant amount of our assets in investment securities, and must periodically test our investment securities for impairment in value. In assessing whether the impairment of investment securities is other-than-temporary, we consider the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability to retain its investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value in the near term. If we conclude that impairment of investment securities is required, we could be required to incur charges to earnings, which would result in a negative impact on our results of operations. The impact of these impairment matters could have a material adverse effect on our business, results of operations, and financial condition.

We face strong competition from banks, credit unions and other financial services providers that offer banking services, which may limit our ability to attract and retain banking customers.

Competition in the banking industry generally, and in our geographic market specifically, is intense. Competitors include banks, as well as other financial services providers, such as savings and loan institutions, consumer finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include several larger national and regional financial institutions whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and ATMs, offer a wider array of banking services and conduct extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of a broader customer base than us. Larger competitors may also be able to offer better lending and deposit rates to customers, and could increase their competition as we become a public company and our growth becomes more visible. Moreover, larger competitors may not be as vulnerable as us to downturns in the local economy and real estate market since they have a broader geographic area and their loan portfolio is more diversified. While our deposit base has increased, several larger banks have grown their deposit market share in our markets faster than we have resulting in a declining relative deposit market share for us in our existing markets. We believe our declining relative market share in deposits has resulted primarily from aggressive marketing and advertising, branch expansion, expanded delivery channels and more attractive rates offered by larger bank competitors. We also compete against community banks, credit unions and non-bank financial services companies that have strong local ties. These smaller institutions are likely to cater to the same small- and medium-sized businesses that we target. If we are unable to attract and retain banking customers, we may be unable to continue to grow our loan and deposit portfolios and our results of operations and financial condition may otherwise be adversely affected. Ultimately, we may be unable to compete successfully against current and future competitors.

Cyber-attacks or other security breaches could have a material adverse effect on our business.

In the normal course of business, we collect, process and retain sensitive and confidential information regarding our customers. We also have arrangements in place with other third parties through which we share and receive information about their customers who are or may become our customers. Although we devote significant resources and management focus to ensuring the integrity of our systems through information security and business continuity programs, our facilities and systems, and those of third party service providers, are vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events.

Information security risks for financial institutions like us have increased recently in part because of new technologies, the use of the Internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others. In addition to cyber-attacks or other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks against large financial institutions, particularly denial of service attacks, that are designed to disrupt key business services, such as customer-facing websites. We are not able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. We employ detection and response mechanisms designed to contain and mitigate security incidents, but early detection may be thwarted by sophisticated attacks and malware designed to avoid detection.

We also face risks related to cyber-attacks and other security breaches in connection with credit and debit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties, including merchant acquiring banks, payment processors, payment card networks and our processors. Some of these parties have in the past been the target of security breaches and cyber-attacks, and because the transactions involve third parties and environments such as the point of sale that we do not control or secure, future security breaches or cyber-attacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them. We also rely on numerous other third party service providers to conduct other aspects of our business operations and face similar risks relating to them. While we regularly conduct security assessments on these third parties, we cannot be sure that their information security protocols are sufficient to withstand a cyber-attack or other security breach.

The access by unauthorized persons to, or the improper disclosure by us of, confidential information regarding our customers or our own proprietary information, software, methodologies and business secrets could result in significant legal and financial exposure, supervisory liability, damage to our reputation or a loss of confidence in the security of our systems, products and services, which could have a material adverse effect on our business, financial condition or results of operations. In addition, recently there have been a number of well-publicized attacks or breaches affecting others in our industry that have heightened concern by consumers generally about the security of using credit and debit cards, which have caused some consumers, including our customers, to use our credit and debit cards less in favor of alternative methods of payment and has led to increased regulatory focus on, and potentially new regulations relating to, these matters. Further cyber-attacks or other breaches in the future, whether affecting us or others, could intensify consumer concern and regulatory focus and result in reduced use of our cards and increased costs, all of which could have a material adverse effect on our business. To the extent we are involved in any future cyber-attacks or other breaches, our brand and reputation could be affected, and this could also have a material adverse effect on our business, financial condition or results of operations.

If we experience a cyber-attack, our insurance coverage may not cover all of our losses, and furthermore, we may experience a loss of reputation.

Our risk management framework may not be effective in mitigating risks and losses to us.

Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and may not adequately mitigate any risk of loss to us. If our framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations or prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

We are subject to certain operating risks, related to customer or employee fraud which could harm our reputation and business.

Employee error and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee error and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee error could also subject us to financial claims for negligence.

If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured, exceeds applicable insurance limits or if insurance coverage is denied or not available, it could have a material adverse effect on our business, financial condition and results of operations.

If we need additional capital in the future to continue our growth, we may not be able to obtain it on terms that are favorable.

Our business strategy calls for continued growth. We anticipate that we will be able to support this growth through the net proceeds from this offering, as well as by adding deposits at existing and new branch locations. However, we may need to raise additional capital in the future to support our continued growth and to maintain our capital levels. Our ability to raise capital through the sale of additional securities will depend primarily upon our financial condition and the condition of financial markets at that time. Accordingly, we may not be able to obtain additional capital in the amounts or on terms satisfactory to us. Our growth may be constrained if we are unable to raise additional capital as needed.

If third parties infringe upon our intellectual property or if we were to infringe upon the intellectual property of third parties, we may expend significant resources enforcing or defending our rights or suffer competitive injury.

We rely on a combination of copyright, trademark, trade secret laws and confidentiality provisions to establish and protect our proprietary rights. If we fail to successfully maintain, protect and enforce our intellectual property rights, our competitive position could suffer. Similarly, if we were to infringe on the intellectual property rights of others, our competitive position could suffer. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain product or service offerings or other competitive harm. We may also be required to spend significant resources to monitor and police our intellectual property rights. Others, including our competitors may independently develop similar technology, duplicate our products or services or design around our intellectual property, and in such cases we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential or proprietary information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which could be time-consuming and expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection or the inability to obtain rights with respect to third party intellectual property could harm our business and ability to compete. In addition, because of the rapid pace of technological change in our industry, aspects of our business and our products and services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all.

In some instances, litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products, services or technology infringe or otherwise violate their intellectual property or proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, services or technology. Any of these third parties could bring an infringement claim against us with respect to our products, services or technology. We may also be subject to third party infringement, misappropriation, breach or other claims with respect to copyright, trademark, license usage or other intellectual property rights. In addition, in recent years, individuals and groups, including patent holding companies have been purchasing intellectual property assets in order to make claims of infringement and attempt to extract settlements from companies in the banking and financial services industry. Any litigation or claims brought by or against us, whether with or without merit, could result in substantial costs to us and divert the attention of our management, which could harm our business and results of operations. In addition, any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, subject us to significant liabilities including damage awards, result in an injunction prohibiting us from marketing or selling certain of our services, require us to redesign affected products or services, or require us to seek licenses which may only be available on unfavorable terms, if at all, any of which could harm our business and results of operations.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

Approximately 79.4% of our outstanding loan portfolio as of March 31, 2015 was secured by real estate. In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

We rely on our information technology and telecommunications systems and third party servicers, and the failure of these systems could adversely affect our business.

Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third party servicers. Our primary banking and accounting systems are third party software platforms operated on an in-house basis: however, we outsource certain of our information technology systems including our electronic funds transfer, or EFT, ATM and debit card processing, credit and debit card and transaction processing, and our online Internet bill payment and banking services. We rely on these systems to process new and renewal loans, provide customer service, facilitate collections and share data across our organization. The failure of these systems, or the termination of a third party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third party systems, we could experience service denials if demand for such services exceeds capacity or such third party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to process new and renewal loans and provide customer service or compromise our ability to collect loan payments in a timely manner.

In addition, our ability to adopt new information technology and technological products needed to meet our customers’ banking needs may be limited if our third party servicers are slow to adopt or choose not to adopt such new technology and products. Such a failure to provide this technology and products to our customers could result in a loss of customers, which would negatively impact our business and results of operations.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. In deciding whether to extend credit, we may rely upon our customers’ representations that their financial statements conform to U.S. generally accepted accounting principles, or GAAP, and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We also may rely on customer representations and certifications, or other auditors’ reports, with respect to the business and financial condition of our customers. Our financial condition, results of operations, financial reporting and reputation could be negatively affected if we rely on materially misleading, false, inaccurate or fraudulent information.

Risks Related to Our Regulatory Environment

We are subject to regulation, which increases the cost and expense of regulatory compliance and therefore reduces our net income and may restrict our growth and ability to acquire other financial institutions.

As a bank holding company under federal law, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, or the BHCA, and the examination and reporting requirements of the Federal Reserve. In addition to supervising and examining us, the Federal Reserve, through its adoption of regulations implementing the BHCA, places certain restrictions on the activities that are deemed permissible for bank holding companies to engage in. Changes in the number or scope of permissible activities could have an adverse effect on our ability to realize our strategic goals.

As Utah state-chartered banks that are not members of the Federal Reserve System, the Banks are separately subject to regulation by both the FDIC and the Utah Department of Financial Institutions, or UDFI. The FDIC and UDFI regulate numerous aspects of the Banks’ operations, including adequate capital and financial condition, permissible types and amounts of extensions of credit and investments, permissible non-banking activities and restrictions on dividend payments. The Banks undergo periodic examinations by the FDIC and UDFI. Following such examinations, the Banks may be required, among other things, to change their respective asset valuations or the amounts of required loan loss allowances or to restrict their respective operations, as well as increase their respective capital levels, which could adversely affect our results of operations.

Supervision, regulation, and examination of PUB and the Banks by the bank regulatory agencies are intended primarily for the protection of consumers, bank depositors and the Deposit Insurance Fund of the FDIC, rather than holders of our common shares.

Particularly as a result of new regulations and regulatory agencies under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, we may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with applicable laws and regulations. This allocation of resources, as well as any failure to comply with applicable requirements, may negatively impact our results of operations and financial condition.

Changes in laws, government regulation and monetary policy may have a material effect on our results of operations.

Financial institutions have been the subject of significant legislative and regulatory changes and may be the subject of further significant legislation or regulation in the future, none of which is within our control. Significant new laws or regulations or changes in, or repeals of, existing laws or regulations, including those with respect to federal and state taxation, may cause our results of operations to differ materially. In addition, the costs and burden of compliance could adversely affect our ability to operate profitably. Further, federal monetary policy significantly affects the Banks’ credit conditions, as well as for the Banks’ borrowers, particularly as implemented through the Federal Reserve, primarily through open market operations in U.S. government securities, the discount rate for bank borrowings and reserve requirements. A material change in any of these conditions could have a material impact on us, the Banks and the Banks’ borrowers, and therefore on our results of operations.

The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 may have a material effect on our operations.

In 2010, the Dodd-Frank Act was adopted, which imposes significant regulatory and compliance changes. The key effects of the Dodd-Frank Act on our business are, or may include:

•	increases in regulatory capital requirements and additional restrictions on the types of instruments that may satisfy such requirements;

•	creation of new government regulatory agencies (particularly the Consumer Financial Protection Bureau, or CFPB, which develops and enforces rules for bank and non-bank providers of consumer financial products);

•	changes to deposit insurance assessments;

•	regulation of debit interchange fees we earn;

•	changes in retail banking regulations, including potential limitations on certain fees we may charge;

•	changes in regulation of consumer mortgage loan origination and risk retention; and

•	changes in corporate governance requirements for public companies.

In addition, the Dodd-Frank Act restricts the ability of banks to engage in certain proprietary trading or to sponsor or invest in private equity or hedge funds. The Dodd-Frank Act also contains provisions designed to limit the ability of insured depository institutions, their holding companies and their affiliates to conduct certain swaps and derivatives activities and to take certain principal positions in financial instruments.

Some provisions of the Dodd-Frank Act have not been completely implemented. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities or otherwise adversely affect our business. Failure to comply with the requirements may negatively impact our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to investors in our common shares.

Rulemaking changes implemented by the CFPB will result in higher regulatory and compliance costs related to originating and servicing mortgages and may adversely affect our results of operations.

The CFPB has finalized a number of significant rules which will impact nearly every aspect of the lifecycle of a residential mortgage. These rules implement the Dodd-Frank Act amendments to the Equal Credit Opportunity Act, the Truth in Lending Act and the Real Estate Settlement Procedures Act. The final rules require banks to, among other things: (i) develop and implement procedures to ensure compliance with a new “reasonable ability to repay” test and identify whether a loan meets a new definition for a “qualified mortgage;” (ii) implement new or revised disclosures, policies and procedures for servicing mortgages including, but not limited to, early intervention with delinquent borrowers and specific loss mitigation procedures for loans secured by a borrower’s principal residence; (iii) comply with additional restrictions on mortgage loan originator compensation; and (iv) comply with new disclosure requirements and standards for appraisals and escrow accounts maintained for “higher priced mortgage loans.” These new rules create operational and strategic challenges for us, as we are both a mortgage originator and a servicer. For example, business models for cost, pricing, delivery, compensation, and risk management will need to be re-evaluated and potentially revised, perhaps substantially. Some of these new rules became effective in June 2013, while others became effective in January 2014, and still others will become effective in August 2015. Forthcoming additional rulemaking affecting the residential mortgage business is also expected.

New and future rulemaking by the CFPB and other regulators, as well as enforcement of existing consumer protection laws, may have a material effect on our operations and operating costs.

The CFPB has the authority to implement and enforce a variety of existing federal consumer protection statutes and to issue new regulations but, with respect to institutions of our size, does not have primary examination and enforcement authority with respect to such laws and regulations. The authority to examine depository institutions with $10.0 billion or less in assets, such as the Banks, for compliance with federal consumer laws remains largely with our primary federal regulator, the FDIC. However, the CFPB may participate in examinations of smaller institutions on a “sampling basis” and may refer potential enforcement actions against such institutions to their primary regulators. In some cases, regulators such as the Federal Trade Commission, or FTC, and the Department of Justice also retain certain rulemaking or enforcement authority, and we also remain subject to certain state consumer protection laws. As an independent bureau within the Federal Reserve, the CFPB may impose requirements more severe than the previous bank regulatory agencies. The CFPB has placed significant emphasis on consumer complaint management and has established a public consumer complaint database to encourage consumers to file complaints they may have against financial institutions. We are expected to monitor and respond to these complaints, including those that we deem frivolous, and doing so may require management to reallocate resources away from more profitable endeavors.

Pursuant to the Dodd-Frank Act, the CFPB issued a series of final rules in January 2013 related to mortgage loan origination and mortgage loan servicing. These final rules, most provisions of which became effective January, 2014, and still others will become effective in August 2015, prohibit creditors, such as the Banks, from extending mortgage loans without regard for a consumer’s ability to repay and add restrictions and requirements to mortgage origination and servicing practices. In addition, these rules restrict the application of prepayment penalties and compensation practices relating to mortgage loan underwriting. Further, mortgage origination systems used by the Banks must be significantly modified to comply with extensive new loan origination disclosures. Compliance with these rules will likely increase our overall regulatory compliance costs and require us to change our underwriting practices. Moreover, these rules may adversely affect the volume of mortgage loans that we underwrite and may subject the Banks to increased potential liability related to its residential loan origination activities.

As a result of the Dodd-Frank Act and recent rulemaking, we will become subject to more stringent capital requirements.

Pursuant to the Dodd-Frank Act, the federal banking agencies adopted final rules, or the U.S. Basel III Capital Rules, to update their general risk-based capital and leverage capital requirements to incorporate agreements reflected in the Third Basel Accord adopted by the Basel Committee on Banking Supervision, or Basel III Capital Standards, as well as the requirements of the Dodd-Frank Act. The U.S. Basel III Capital Rules are described in more detail in “Supervision and Regulation — Basel III.” While we are continuing to prepare for the impact of the U.S. Basel III Capital Rules, the U.S. Basel III Capital Rules may still have a material impact on our business, financial condition and results of operations. In addition, the failure to meet the established capital requirements could result in one or more of our regulators placing limitations or conditions on our activities or restricting the commencement of new activities, and such failure could subject us to a variety of enforcement remedies available to the federal regulatory authorities, including limiting our ability to pay dividends, issuing a directive to increase our capital and terminating our FDIC deposit insurance. FDIC deposit insurance is critical to the continued operation of the Banks.

Our ability to raise additional capital, when and if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry and market condition, and governmental activities, many of which are outside our control, and on our financial condition and performance. Accordingly, we may not be able to raise additional capital if needed or on terms acceptable to us. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected. Higher capital levels could also lower our return on equity.

Our failure to meet applicable regulatory capital requirements, or to maintain appropriate capital levels in general, could affect customer and investor confidence, our ability to grow, our costs of funds and FDIC insurance costs, our ability to pay dividends on common shares, our ability to make acquisitions, and our business, results of operations and financial condition, generally.

We may be required to contribute capital or assets to the Banks that could otherwise be invested or deployed more profitably elsewhere.

Federal law and regulatory policy impose a number of obligations on bank holding companies that are designed to reduce potential loss exposure to the depositors of insured depository subsidiaries and to the FDIC’s deposit insurance fund. For example, a bank holding company is required to serve as a source of financial strength to its FDIC-insured depository subsidiaries and to commit financial resources to support such institutions where it might not do so otherwise, even if we would not ordinarily do so and even if such contribution is to our detriment or the detriment of our shareholders. These situations include guaranteeing the compliance of an “undercapitalized” bank with its obligations under a capital restoration plan, as described further in this prospectus.

A capital injection into one or both of the Banks may be required at times when we do not have the resources to provide it at the holding-company level, and therefore we may be required to issue common shares or debt to obtain the required capital. Issuing additional common shares would dilute our current shareholders’ percentage of ownership and could cause the price of our common shares to decline. If we are required to issue debt, and in the event of a bankruptcy by PUB, the bankruptcy trustee would assume any commitment by us to a federal bank regulatory agency to maintain the capital of the Banks. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of PUB’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing that must be done by PUB in order to make the required capital injection becomes more difficult and expensive and would adversely impact our cash flows, financial condition, results of operations and prospects. Pursuant to applicable laws and regulations, the liabilities of either Bank could harm us and the business of the other Bank. Under the Federal Deposit Insurance Act, or FDIA, we may, under certain circumstances, be responsible for liabilities of the Banks and may be responsible for damages to the FDIC.

Banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we become subject as a result of such examinations could materially and adversely affect us.

The UDFI, the FDIC, and the Federal Reserve periodically conduct examinations of our business, including compliance with laws and regulations. Accommodating such examinations may require management to reallocate resources, which would otherwise be used in the day-to-day operation of other aspects of our business. If, as a result of an examination, the UDFI or a federal banking agency were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of our operations had become unsatisfactory, or that we or our management was in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against us, our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance. FDIC deposit insurance is critical to the continued operation of the Banks. If we become subject to such regulatory actions, we could be materially and adversely affected.

We face a risk of non-compliance and enforcement actions with respect to the Bank Secrecy Act and other anti-money laundering statutes and regulations.

Like all U.S. financial institutions, we are subject to monitoring requirements under federal law, including anti-money laundering, or AML, and Bank Secrecy Act, or BSA, matters. Since September 11, 2001, banking regulators have intensified their focus on AML and BSA compliance requirements, particularly the AML provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and

Obstruct Terrorism Act of 2001, or the USA Patriot Act. There is also increased scrutiny of compliance with the rules enforced by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, which involve sanctions for dealing with certain persons or countries. While the Banks have adopted policies, procedures and controls to comply with the BSA, other AML statutes and regulations and OFAC regulations, this aggressive supervision and examination and increased likelihood of enforcement actions may increase our operating costs, which could negatively affect our results of operations and reputation.

We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.

Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act and the Fair Housing Act, impose non-discriminatory lending requirements on financial institutions. The FDIC, the Department of Justice, the CFPB and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the Community Reinvestment Act, or CRA, and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition and results of operations.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share non-public personal information about our customers with non-affiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by us with non-affiliated third parties (with certain exceptions) and (iii) requires we develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the FTC, as well as at the state level, such as with regard to mobile applications.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to the Offering

There has been no prior active trading market for our common shares and we cannot assure you that an active public trading market will develop after the offering and, even if it does, our share price may trade below the public offering price and be subject to substantial volatility.

There has been no public market for our common shares prior to this offering. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on The NASDAQ Capital Market or otherwise, or how liquid that market may become, especially if few stock analysts follow our stock or issue research reports concerning our business. If an active trading market does not develop, you may have difficulty selling any shares that you buy in this offering. Neither the underwriters nor any other market maker in our common shares will be obligated to make a market in our shares, and any such market making may be discontinued at any time in the sole discretion of each such market maker.

Even if a market develops for our common shares after the offering, the market price of our common shares may experience significant volatility. Factors that may affect the price of our common shares include the depth and liquidity of the market for our common shares, investor perception of our financial strength, conditions in the banking industry such as credit quality and monetary policies, and general economic and market conditions. Our quarterly and annual operating results, changes in analysts’ earnings estimates, changes in general conditions in the economy or financial markets or other developments affecting us could cause the market price of our common shares to fluctuate substantially. In addition, the initial public offering price has been determined through negotiations between us and the underwriters, and may bear no relationship to the price at which the common shares will trade upon completion of the offering.

We will have broad discretion as to the use of the net proceeds from this offering, and we may not use the proceeds effectively.

Although we plan to use the net proceeds from this offering for expansion purposes, including new branches or potential acquisitions of other financial institutions, we have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our market value or profitability. We also may not be able to execute suitable acquisitions at the price we are willing to pay for such acquisitions. To the extent we are unable to utilize the net proceeds from this offering for any of the reasons listed previously, or for any other reason, our shareholders’ return on average equity, or ROE, will be negatively affected.

Investors will experience immediate and substantial dilution in the book value of the shares you purchase in this offering.

Investors purchasing common shares in this offering will pay more for their shares than the amount paid by existing shareholders who acquired shares prior to this offering. Based on an assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus), you will incur immediate dilution of approximately $2.78 in the net tangible book value per share if you purchase common shares in this offering. To the extent any outstanding stock options are exercised, restricted shares vest or other awards are made, there will be further dilution to new investors.

A significant number of our common shares will become eligible for sale in the public market 180 days after the date of this offering, which could cause the price of our common shares to decline.

Our officers, directors, and principal shareholders (shareholders holding more than 5.0% of our common shares), have agreed with the underwriters not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this offering. When these lock-up agreements expire, these shares and the shares underlying any options held by these individuals will become eligible for sale, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144 under the Securities Act. Sales of a substantial number of these shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common shares to decline. In addition, we estimate that immediately following this offering, approximately 28.1% of our outstanding common shares will be beneficially owned by our principal shareholders, executive officers and directors. The substantial amount of common shares that is owned by and issuable to our principal shareholders, executive officers and directors may adversely affect our share price, our share price volatility and the development of an active and liquid trading market. The sale of these shares could impair our ability to raise capital through the sale of additional equity securities. See “Shares Eligible for Future Sale” for further discussion of the shares that will be freely tradable 180 days after the date of this offering.

Utah law and the provisions of our articles of incorporation and bylaws could deter or prevent our acquisition by a third party that would be willing to pay you a premium for your shares.

Our articles of incorporation, or Articles, and bylaws contain certain provisions that may make it substantially more difficult for a third party to acquire control of us without the approval of our Board of Directors, even if doing so might be beneficial to our shareholders. These provisions provide for, among other things, a staggered board, advance notice for nomination of directors and limitations on the ability of shareholders to call a special meeting of shareholders, which can make minority shareholder representation on the Board of Directors more difficult to establish. In addition, the Utah statutory corporate laws contain provisions designed to protect Utah corporations and employees from the adverse effects of hostile corporate takeovers. These statutory provisions reduce the possibility that a third party could effect a change in control without the support of our incumbent directors and may also strengthen the position of current management by restricting the ability of shareholders to change the composition of the board, to affect its policies generally and to benefit from actions that are opposed by the current board. Collectively, these provisions of our Articles and bylaws and other statutory provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their common shares.

Our directors and senior management will exert significant influence over us after the completion of this offering. Their interests may not coincide with yours and they may make decisions with which you may disagree.

After this offering, our executive officers, directors, and principal shareholders will beneficially own, in the aggregate, approximately 28.1% of our outstanding common shares and approximately 26.4% of our common shares on a fully-diluted basis, assuming exercise of all outstanding stock options and vesting of outstanding RSUs. As of March 31, 2015, 562,926 shares are reserved for future issuance under our 2014 Plan. As a result, these shareholders, acting together, could control substantially all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some transactions more difficult or impossible without the support of these shareholders. The interests of these shareholders may not always coincide with our interests as a company or the interests of other shareholders. Accordingly, these shareholders could cause us to enter into transactions or agreements that you would not approve or make decisions with which you may disagree.

Future equity issuances could result in dilution, which could cause the price of our common shares to decline.

We are generally not restricted from issuing additional common shares up to the 30 million shares authorized in our Articles. We may issue additional common shares in the future pursuant to current or future employee stock option plans or in connection with future acquisitions or financings. If we choose to raise capital by selling common shares or securities convertible into common shares for any reason, the issuance would have a dilutive effect on our common shareholders and could have a material negative effect on the market price of our common shares.

We may be unable to, or choose not to, pay dividends on our common shares.

We have declared an annual cash dividend for over 50 years. In 2014, we declared semi-annual dividends. We expect to declare quarterly cash dividends beginning in 2015 with the dividend being declared after the end of each quarter. A quarterly dividend of $0.06 per share was declared in April 2015 representing 18.5% of net income for the quarter ended March 31, 2015. Our ability to pay dividends depends on the following factors, among others:

•	because PUB is a legal entity separate and distinct from the Banks and does not conduct stand-alone operations, our ability to pay dividends depends on the ability of the Banks to pay dividends to PUB and the FDIC, the UDFI and Utah state law may, under certain circumstances, prohibit the payment of dividends to us from the Banks;

•	the Federal Reserve policy requires bank holding companies to pay cash dividends on common shares only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition; and

•	our Board of Directors may determine that, even though funds are available for dividend payments, retaining the funds for internal uses, such as expansion of our operations, is necessary or appropriate in light of our business plan and objectives.

Such a failure to pay dividends may negatively impact your investment.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our annual gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

An investment in our common shares is not an insured deposit and is subject to risk of loss.

Your investment in our common shares will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, or Securities Act, and section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. These forward-looking statements reflect our current views and are not historical facts. These statements may include statements regarding projected performance for periods following the completion of this offering. These statements can generally be identified by use of phrases such as “believe,” “expect,” “will,” “seek,” “should,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “commit” or other words of similar import. Similarly, statements that describe our future financial condition, results of operations, objectives, strategies, plans, goals or future performance and business are also forward-looking statements. Statements that project future final conditions, results of operations and shareholder value are not guarantees of performance and many of the factors that will determine these results and values are beyond our ability to control or predict. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements and involve known and unknown risks, uncertainties and other factors, including, but not limited to, those described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and other parts of this prospectus that could cause our actual results to differ materially from those anticipated in these forward-looking statements. The following is a non-exclusive list of factors which could cause our actual results to differ materially from our forward-looking statements in this prospectus:

•	changes in general economic conditions, either nationally or in our local market;

•	inflation, interest rates, securities market volatility and monetary fluctuations;

•	increases in competitive pressures among financial institutions and businesses offering similar products and services;

•	higher defaults on our loan portfolio than we expect;

•	changes in management’s estimate of the adequacy of the allowance for loan losses;

•	risks associated with our growth and expansion strategy and related costs;

•	increased lending risks associated with our high concentration of real estate loans;

•	ability to successfully grow our business in Utah and neighboring states;

•	legislative or regulatory changes or changes in accounting principles, policies or guidelines;

•	technological changes;

•	regulatory or judicial proceedings; and

•	other factors and risks including those described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected, projected, intended, committed or believed.

You should read this prospectus and the documents that we reference in this prospectus and that are filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part. You should review all of the documents that we have filed with the SEC, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. We do not undertake any obligation to release publicly our revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 2,282,000 common shares in this offering will be approximately $28.7 million, or approximately $33.6 million if the underwriters’ overallotment option is exercised in full, assuming an initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds we will receive from this offering to expand our operations through the opening of new branches, acquisitions and for general corporate purposes. Additionally, we may use a portion of the net proceeds to finance mergers or acquisitions of non-bank financial services companies, although we have no present agreements or commitments to make any acquisition. While our growth strategy includes opening new branches and completing strategic mergers or acquisitions and we regularly identify and explore specific acquisition opportunities as part of our ongoing business practices, we have no present agreements or commitments to use any of the net proceeds from this offering for these purposes over the next twelve months. However, if opportunities to open new branches or complete acquisitions present themselves, then we may choose to use some or all of the net proceeds to take advantage of such opportunities. We currently do not intend to use any of the net proceeds we will receive from this offering to add capital to BAF or LSB.

The amounts and timing of these expenditures will depend on numerous factors, including the amount of our future revenues and net income, our ability to identify attractive expansion and acquisition opportunities and the success of our marketing efforts. Accordingly, our management will retain broad discretion in deploying the net proceeds from this offering. Pending the uses described above, we plan to invest the net proceeds in investment-grade, available-for-sale interest-bearing investments.

DIVIDEND POLICY

We have declared an annual cash dividend for over 50 years. In 2014, we declared a semi-annual dividend. We expect to declare quarterly cash dividends beginning in 2015 with the dividend being declared after the end of each quarter. A quarterly dividend of $0.06 per share was declared in April 2015 representing 18.5% of net income for the quarter ended March 31, 2015. Any future determination relating to dividends will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that our Board of Directors may deem relevant. The following table summarizes our dividends per share declared for the years indicated.

	Semi-Annual Dividend	Annual Dividend
	2014	2013	2012	2011	2010
Second Quarter	$0.08	$—	$—	$—	$—
Fourth Quarter	0.14	0.13	0.11	0.05	0.02

Total	$0.22	$0.13	$0.11	$0.05	$0.02

As a bank holding company, we are subject to the Federal Reserve’s policy regarding dividends, which provide that a bank holding company should not declare or pay a cash dividend which would impose undue pressure on the capital of any bank subsidiary or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company’s financial position. As a general matter, the Federal Reserve has indicated that the Board of Directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company’s dividends if:

•	its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

•	its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or

•	it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Should the Banks be “significantly undercapitalized” under the applicable federal bank capital ratios, or if the Banks are “undercapitalized” and have failed to submit an acceptable capital restoration plan or have materially failed to implement such a plan, the FDIC may choose to require prior Federal Reserve approval for any capital distribution by us as a bank holding company controlling the Banks.

In addition, since PUB is a legal entity separate and distinct from the Banks and does not conduct stand-alone operations, PUB’s ability to pay dividends depends on the ability of the Banks to pay dividends to PUB. The present and future dividend policies of the Banks are subject to the discretion of each Banks’ Board of Directors. Under certain circumstances, the FDIC and UDFI may restrict the ability of the Banks and our ability to pay dividends.

As a shareholder of a Utah corporation, you are entitled to receive such dividends and other distributions when, as, and if declared from time to time by our Board of Directors out of funds legally available for distributions to shareholders. As a bank holding company, our principal source of revenue is the dividends that may be declared from time to time by our banks out of funds legally available for payment of dividends. Our ability to pay dividends depends upon our receipt of dividends paid by our subsidiary banks, which is governed by the banking laws of Utah. A Utah state-chartered bank may declare a dividend of an amount of the bank’s net profits as the board deems appropriate.

We further discuss regulatory limitations on the Banks’ ability to pay dividends, and the regulatory limitations on our ability to pay dividends, elsewhere in this prospectus.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2015:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale by us of the 2,282,000 common shares in this offering, at an assumed initial public offering price of $14.00, the midpoint of the range set forth on the cover page of this prospectus and the estimated net proceeds of this offering. Each $1.00 increase (decrease) in the initial public offering price per share would increase (decrease) our total shareholders’ equity and total capitalization by $2.1 million (assuming no exercise of the underwriters’ over-allotment option).

You should read this table in conjunction with the consolidated financial statements and the other financial information included in this prospectus.

	March 31, 2015 (1)
(in thousands, except for share and per share data)	Actual	As Adjusted (2)
Shareholders’ Equity:
Common Shares, $.01 par value, 30,000,000 shares authorized; 14,775,721 shares outstanding and 17,057,721 shares as adjusted	$148	$171
Additional paid-in capital	31,331	59,978
Retained earnings	130,393	130,393
Accumulated other comprehensive income	1,630	1,630
Total shareholders’ equity	163,502	192,172
Book value per share	$11.07	$11.27
Tangible book value per share (3)	11.01	11.22
Shareholders’ equity to total assets	11.60%	13.37%
Tangible common equity to tangible assets	11.56%	13.32%
Regulatory capital ratios (4)
Tier 1 leverage capital ratio	11.63%	13.41%
Tier 1 risk-based capital ratio	15.21%	17.81%
Total risk-based capital ratio	16.32%	18.91%

(1)	“Actual” does not include stock options for the purchase of 1,065,955 common shares at a weighted average exercise price of $6.88 per share or the future issuance of 39,720 common shares for restricted stock units.
(2)	If the underwriters’ overallotment option is exercised in full, common shares, additional paid-in capital and total shareholders’ equity would be $174,000, $64.9 million and $197.1 million, respectively. The adjusted number of shares outstanding would be 17,432,721.
(3)	Excludes intangible assets of $752,000.
(4)	The net proceeds from our sale of common shares in this offering are presumed to be invested in 20% risk weighted U.S. Agency bonds or Federal Funds sold for purposes of as adjusted risk-based regulatory capital ratios as of the beginning of the period.

DILUTION

If you invest in our common shares, you will suffer dilution to the extent the initial public offering price per share of our common shares exceeds the tangible book value of our common shares immediately after this offering. The tangible book value of our common shares as of March 31, 2015 was approximately $162.8 million, or $11.01 per common share. The tangible book value per share represents total tangible assets less total liabilities, divided by the 14,775,721 common shares outstanding as of that date.

After giving effect to the issuance and sale of 2,282,000 common shares in this offering, and our receipt of approximately $28.7 million in net proceeds from such sale, based on the assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus), and after deducting the estimated underwriters’ discount and commissions and the expenses of the offering, our as adjusted tangible book value as of March 31, 2015 would have been approximately $191.4 million, or $11.22 per share. This amount represents an immediate increase in tangible book value per share of $0.21 per share to existing shareholders and an immediate dilution of $2.78 per share to purchasers of our common shares in this offering. Dilution is determined by subtracting the tangible book value per share as adjusted for this offering from the amount of cash paid by a new investor for a common share.

The following table illustrates the per share dilution as of March 31, 2015:

Assumed initial public offering price per share	$14.00
Tangible book value per share as of March 31, 2015	11.01
Increase in tangible book value per share attributable to new investors	0.21
As adjusted tangible book value per share after this offering	11.22
Dilution in tangible book value per share to new investors(1)	2.78

(1)	If all of our outstanding options are exercised and restricted shares vest, then dilution in tangible book value per share to new investors would increase by $0.68 per share to $3.46 per shares, or 24.7% of the initial public offering price per share.

If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the pro forma net tangible book value per share after giving effect to our initial public offering would be approximately $11.26 per share, and the dilution in pro forma net tangible book value per share to investors in our initial public offering would be approximately $2.74 per share.

The following table summarizes as of March 31, 2015, on an as adjusted basis as described above, the total number of common shares purchased from us, the total consideration paid to us, before deducting estimated underwriting discounts and commissions and offering expenses, and the average price per share paid by existing shareholders, which consist of officers, directors and affiliated persons during the past five years and by new investors who purchase common shares in this offering at the assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus).

	Shares Purchased		Total Consideration		Average Per Share
(in thousands, except share and per share data)	Number	Percent	Amount	Percent
Existing shareholders (1)	298,159	10.7%	$1,481	4.1%	$4.97
New investors (2)	2,500,000	89.3%	$35,000	95.9%	$14.00

Total	2,798,159	100.0%	$36,481	100.0%	$13.04

(1)	If all of our outstanding options are exercised and restricted shares vest, then the number and percent of shares purchased would increase to 815,170 and 24.6%, respectively, and the number and percent of total consideration would increase to $5.1 million and 12.7%, respectively.

(2)	If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to 2,875,000, or 90.6% of the total number of common shares outstanding after this offering.

As soon as practicable after completion of this offering, we intend to register on a registration statement on Form S-8 approximately 1,655,401 common shares issuable upon the exercise of options or reserved for awards of future options under our equity incentive plans. To the extent that options are exercised, restricted shares are issued or other options or restricted shares are awarded, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

You should read the selected consolidated financial data set forth below in conjunction with our historical consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The selected consolidated financial data as of and for the five years ended December 31, 2014 have been derived from our audited consolidated financial statements. The selected consolidated financial data as of and for the three months ended March 31, 2015 and 2014 have been derived from our unaudited consolidated financial statements.

	As of March 31,	As of December 31,
(Dollars in thousands)	2015	2014	2013	2012	2011	2010
Selected Balance Sheet Information:
Cash and cash equivalents	$80,078	$47,702	$94,406	$98,861	$28,910	$37,275
Investment securities	320,350	330,839	320,388	264,413	233,382	183,848
Total loans, net	957,435	937,578	829,882	592,924	583,384	572,529
Total assets	1,409,097	1,367,125	1,299,190	991,423	889,894	842,850
Total deposits	1,233,462	1,199,233	1,144,314	869,227	779,859	739,680
Shareholders’ equity	163,502	157,659	143,672	115,710	105,871	98,986

Average balances:
Average earning assets	$1,329,324	$1,250,156	$981,661	$847,362	$813,940	$774,172
Average assets	1,391,076	1,331,291	1,039,561	914,603	860,444	826,868
Average shareholders’ equity	161,091	152,788	126,453	112,089	105,871	121,964

	Three Months Ended March 31,		Years Ended December 31,
(Dollars in thousands)	2015	2014	2014	2013	2012	2011	2010
Summary Income Statement Information:
Interest income	$15,259	$13,953	$58,203	$45,657	$42,010	$41,860	$42,452
Interest expense	760	832	3,260	3,337	3,629	4,861	6,642

Net interest income	14,499	13,121	54,943	42,320	38,381	36,999	35,810
Provision for loan losses	150	150	1,700	1,500	4,700	6,200	11,300

Net interest income after provision for loan losses	14,349	12,971	53,243	40,820	33,681	30,799	24,510
Non-interest income	4,144	3,817	15,241	14,271	11,613	9,558	8,358
Non-interest expense	11,219	10,766	45,333	36,875	31,409	30,688	27,859

Income before income tax expense	7,274	6,022	23,151	18,216	13,885	9,669	5,009
Income tax expense	2,476	2,145	8,246	6,338	4,643	3,099	1,603

Net income	$4,798	$3,877	$14,905	$11,878	$9,242	$6,570	$3,406

Basic earnings per share (1)	$0.32	$0.27	$1.02	$0.92	$0.76	$0.54	$0.28
Diluted earnings per share (1)	0.31	0.26	0.98	0.89	0.74	0.54	0.28
Book value per share(1)	11.07	10.14	10.68	9.83	9.29	8.60	8.10
Tangible book value per share(1) (2)	11.01	10.09	10.63	9.75	9.29	8.60	8.10
Cash dividends declared per common share(1)	—	—	0.22	0.13	0.11	0.05	0.02
Dividend ratio	—%	—%	21.57%	14.13%	14.47%	9.26%	7.14%

Selected Financial Ratios:
Net interest margin (3)	4.42%	4.38%	4.39%	4.31%	4.53%	4.55%	4.63%
Efficiency ratio (4)	60.18%	63.56%	63.58%	63.61%	62.83%	65.91%	63.08%
Non-interest income to average assets	1.21%	1.19%	1.14%	1.37%	1.27%	1.11%	1.01%
Non-interest expense to average assets	3.27%	3.37%	3.41%	3.55%	3.43%	3.57%	3.37%
Return on average assets	1.40%	1.21%	1.12%	1.14%	1.01%	0.76%	0.41%
Return on average equity	12.08%	10.68%	9.76%	9.39%	8.25%	6.21%	2.79%
Non-performing assets to total assets	0.56%	1.07%	0.70%	1.61%	2.46%	4.81%	7.02%
Allowance for loan losses to non-performing loans	242.19%	126.45%	192.66%	85.59%	61.02%	46.65%	41.62%
Allowance for loan losses to gross loans	1.57%	1.74%	1.58%	1.70%	2.25%	2.58%	3.26%
Loans to deposits	77.62%	69.99%	78.18%	72.52%	68.21%	74.81%	77.40%
Net charge-offs to average loans	—%	0.03%	0.11%	0.13%	1.10%	1.72%	2.27%

Capital Ratios:
Tier 1 leverage capital	11.63%	11.38%	11.32%	11.06%	11.85%	11.71%	11.60%
Total risk-based capital	16.32%	16.71%	16.01%	16.27%	18.52%	17.35%	16.17%
Average equity to average assets	11.58%	11.36%	11.48%	12.16%	12.26%	12.30%	14.75%
Tangible common equity to tangible assets (5)	11.56%	11.11%	11.48%	10.98%	11.67%	11.90%	11.74%

(1)	All per share data has been retroactively restated to give effect to a 44 to 1 share split which occurred in 2013.
(2)	Represents the sum of total shareholders’ equity less intangible assets all divided by common shares outstanding. Intangible assets were $752,000, $776,000 and $1.2 million at March 31, 2015, December 31, 2014 and 2013, respectively, and there were no intangible assets at December 31, 2012, 2011 and 2010.
(3)	Net interest margin is defined as net interest income divided by average earning assets.
(4)	Represents the sum of non-interest expense less merger costs all divided by the sum of net interest income and non-interest income. Merger costs were $711,000 and $879,000 for the year ended December 31, 2014 and 2013, respectively. There were no merger costs in the three months ended March 31, 2015 and 2014.
(5)	Represents the sum of total shareholders’ equity less intangible assets all divided by the sum of total assets less intangible assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial Information” and our consolidated financial statements and related notes appearing elsewhere in this Prospectus. Certain matters discussed in this Prospectus constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 — See “Cautionary Note Regarding Forward-Looking Statements” located elsewhere in this Prospectus. Therefore, the information set forth in such forward-looking statements should be carefully considered when evaluating our business prospects as our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors” located elsewhere in this Prospectus.

Overview

We are a bank holding company, formed in 1998 and headquartered in American Fork, Utah, which is located on the I-15 corridor between the cities of Salt Lake City and Provo. We have 18 banking branches operated through our two wholly-owned banking subsidiaries, BAF and LSB, which began offering banking services in 1913 and 1905, respectively. We provide full-service retail banking in many of the leading population centers in the state of Utah, including a wide range of banking and related services to locally-owned businesses, professional firms, real estate developers, residential home builders, high net-worth individuals, investors and other customers. Our primary customers are small- and medium-sized businesses that require highly personalized commercial banking products and services.

We believe our recent growth is a result of our ability to attract and retain high-quality associates, add branches in attractive markets and provide good customer service, as well as due to the expansion of our construction, land acquisition and development and commercial and industrial lending. The primary source of funding for our asset growth has been the generation of core deposits, which we accomplished through a combination of competitive pricing for local deposits coupled with expansion of our branch system. In addition to the four branches from the LSB merger, we have added two new BAF branch offices since January 1, 2012.

Our results of operations are largely dependent on net interest income. Net interest income is the difference between interest income we earn on interest earning assets, which are comprised of loans, investment securities and short-term investments and the interest we pay on our interest bearing liabilities, which are primarily deposits, and, to a lesser extent, other borrowings. Deposits are our primary source of funding. Management strives to match the re-pricing characteristics of the interest earning assets and interest bearing liabilities to protect net interest income from changes in market interest rates and changes in the shape of the yield curve.

We measure our performance by calculating our net interest margin, return on average assets, and return on average equity. Net interest margin is calculated by dividing net interest income, which is the difference between interest income on interest earning assets and interest expense on interest bearing liabilities, by average interest earning assets. Net interest income is our largest source of revenue. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income. We also measure our performance by our efficiency ratio, which is calculated by dividing non-interest expense less merger costs by the sum of net interest income and non-interest income.

Since the recession began in the U.S. at the end of 2008, market interest rates have declined as a result of the Federal Reserve’s monetary policies and have had a significant impact on our net interest income and margin. Our net interest margin has declined in the last five years from 4.63% in 2010 to 4.39% in 2014.

LSB Merger

On October 18, 2013, we completed our acquisition of LSB. Under the terms of the merger agreement, PUB issued 2,044,736 common shares and paid cash totaling $8.7 million to the former shareholders of Lewiston Bancorp. Lewiston Bancorp shareholders received $9.89 per share paid in PUB common shares and cash for an aggregate deal value of $28.9 million. Under the terms of the merger, an escrow holdback of $1.05 million was established pending the resolution of certain contingencies. In October 2014, $550,000 in escrow funds were released of which we received $297,000 and the remainder was paid to the Lewiston Bancorp shareholders. The remaining $500,000 in escrow funds will be settled by December 31, 2017. In accordance with applicable accounting guidance, the amount paid to Lewiston Bancorp shareholders was allocated to the fair value of the net assets acquired. We incurred $879,000 of merger-related expenses in 2013 and $711,000 in 2014. PUB’s results of operations and financial condition include those of LSB from the merger date. The following table provides information on the fair value of selected classifications of assets and liabilities acquired:

(in thousands)
Total assets	$266,325
Investment securities	54,473
Loans receivable	178,237
Non-interest bearing deposits	36,327
Interest bearing deposits	198,905

The 2013 financial statements only include LSB net income since the merger date which was $636,000. Our net income for 2014 includes the full year of LSB operating results, compared to only two full months in 2013. This is one of the reasons for the changes in various financial statement line items discussed throughout this Management’s Discussion and Analysis. The following table presents pro forma results of operations information for the periods presented as if the acquisition had occurred on January 1, 2012 after giving effect to adjustments for certain assets and liabilities. The pro forma results of operations for the years ended December 31, 2013, and 2012 include the historical accounts of PUB and LSB and pro forma adjustments as may be required, including amortization of the intangible asset with a definite life and the amortization or accretion of any premiums or discounts arising from fair value adjustments for assets acquired and liabilities assumed. The pro forma information is intended for informational purposes only and is not necessarily indicative of PUB’s future operating results or operating results that would have occurred had the acquisition been completed at the beginning of 2012. No assumptions have been applied to the pro forma results of operations regarding possible revenue enhancements, expense efficiencies or asset dispositions.

	Years Ended December 31,
(in thousands)	2013	2012
Pro forma results of operations:
Net interest income	$52,973	$49,934
Provision for loan losses	1,450	6,050
Non-interest income	14,542	12,681
Non-interest expense	45,499	39,495

Income before income taxes	20,566	17,070
Income taxes	7,107	5,601

Net income	$13,459	$11,469

Earnings per share:
Basic	$0.93	$0.81
Diluted	$0.90	$0.79

Key Factors in Evaluating Our Financial Condition and Results of Operations

As a bank holding company, we focus on a number of key factors in evaluating our financial condition and results of operations including:

•	Return on average equity;

•	Return on average assets;

•	Asset quality;

•	Asset growth;

•	Capital and liquidity;

•	Net interest margin; and

•	Operating efficiency.

The chart below shows these key factors for the past five years:

	Key Financial Measures
	Three Months Ended March 31,		Years Ended December 31,
(Dollars in thousands except per share amounts)	2015	2014	2014	2013	2012	2011	2010
Net income	$4,798	$3,877	$14,905	$11,878	$9,242	$6,570	$3,406
Basic earnings per share	0.32	0.27	1.02	0.92	0.76	0.54	0.28
Diluted earnings per share	0.31	0.26	0.98	0.89	0.74	0.54	0.28
Total assets	1,409,097	1,326,093	1,367,125	1,299,190	991,423	889,894	842,850
Total loans, net	957,435	815,417	937,578	829,882	592,924	583,384	572,529
Total deposits	1,233,462	1,165,031	1,199,233	1,144,314	869,227	779,859	739,680
Net interest margin	4.42%	4.38%	4.39%	4.31%	4.53%	4.55%	4.63%
Efficiency ratio	60.18%	63.56%	63.58%	63.61%	62.83%	65.91%	63.08%
Return on average assets	1.40%	1.21%	1.12%	1.14%	1.01%	0.76%	0.41%
Return on average equity	12.08%	10.68%	9.76%	9.39%	8.25%	6.21%	2.79%
Non-performing assets to total assets	0.56%	1.07%	0.70%	1.61%	2.46%	4.81%	7.02%
Liquidity ratio (1)	29.16%	36.36%	28.84%	33.51%	37.95%	28.67%	23.29%

(1)	The liquidity ratio is the sum of cash equivalents and investment securities, less investment securities pledged as collateral against short-term borrowings, all divided by total liabilities. Pledged investment securities were $29.7 million, $27.5 million, $31.0 million, $37.5 million and $47.9 million for each of the five years ended December 31, 2014, respectively and $ 37.2 million and $29.5 million for the quarters ended March 31, 2015 and 2014, respectively.

Return on Average Equity. We measure the return to our shareholders through a return on average equity, or ROE, calculation. Our net income for the quarter ended March 31, 2015 increased 23.8% to $4.8 million from $3.9 million for the comparable quarter in 2014. Our net income for the year ended December 31, 2014 increased 25.5% to $14.9 million compared to $11.9 million for the year ended December 31, 2013 and increased by 28.5% for the year ended December 31, 2013 from $9.2 million for the year ended December 31, 2012. Net income for the quarter ended March 31, 2015 increased primarily due to an increase to net loans from loan growth, a higher net interest margin and an increase in non-interest income. Net income for the year ended December 31, 2014 increased primarily due to a full year of LSB operations, a 13.0% increase to net loans from organic growth and a higher net interest margin of 4.39%. Net income for the year ended December 31, 2013 increased primarily due to the increase in loans from organic growth and the LSB merger in the fourth quarter of 2013. Basic earnings per share, or EPS, increased to $0.32 for the quarter ended March 31, 2015 compared to $0.27 for the comparable quarter in 2014, and to $1.02 for the year ended December 31, 2014 compared to $0.92 for the year ended December 31, 2013 and $0.76 for the year ended December 31, 2012. Diluted EPS increased to $0.31 per share for the quarter ended March 31, 2015 compared to $0.26 per share for the comparable quarter in 2014, and increased to $0.98 for the year ended December 31, 2014 compared to $0.89 for the year ended December 31, 2013 and $0.74 for the year ended December 31, 2012. Our increase in net income drove our ROE to 12.08% for the quarter ended March 31, 2015 compared to 10.68% for the comparable quarter in 2014. Our ROE was 9.76% for the year ended December 31, 2014 compared to 9.39% for the year ended December 31, 2013 and 8.25% for the year ended December 31, 2012. Any increase in our capital may result in a lower return on equity.

Return on Average Assets. We measure asset utilization through a return on average assets, or ROA, calculation. For the quarter ended March 31, 2015 our ROA was 1.40% compared to 1.21% for the quarter ended March 31, 2014. For the year ended December 31, 2014, our ROA was 1.12% compared to 1.14% for the year ended December 31, 2013 and 1.01% for the year ended December 31, 2012. The increase in 2015 is primarily due to higher net interest income and non-interest income and a lower effective tax rate of 34.0%. The decline in 2014 in ROA was attributable primarily to higher costs from the LSB merger, lower non-interest income to average assets and a higher effective income tax rate of 35.6%.

Asset Quality. Since the majority of our performing assets are loans, we measure asset quality in terms of non-performing assets as a percentage of total assets. This measurement is used in determining asset quality and its potential effect on future earnings. Non-performing assets as a percentage of total assets were 0.56% as of March 31, 2015 compared to 1.07% as of March 31, 2014, and 0.70% as of December 31, 2014 compared to 1.61% as of December 31, 2013 and 2.46% as of December 31, 2012. Nonperforming assets are loans that are 90 days or more past due or have been placed on nonaccrual status, or are other real estate owned, or OREO.

Asset Growth. Revenue growth and EPS are directly related to earning assets growth. In descending order, our earning assets are loans, investments (including federal funds) and interest earning balances. For the quarter ended March 31, 2015, total assets grew 3.1% and for the year ended December 31, 2014, total assets grew 5.2% compared with 31.0% in 2013 and 11.4% in 2012, with total net loans increasing by 17.4% for the quarter ended March 31, 2015, 13.0% for the year ended December 31, 2014, 40.0% for the year ended December 31, 2013, and 1.6% for the year ended December 31, 2012. Investment securities declined 3.2% for the quarter ended March 31, 2015, and grew 3.3% for the year ended December 31, 2014 compared with 21.2% and 13.3% for the years ended December 31, 2013 and 2012, respectively. Loan growth in 2014 came primarily from the increased level of real estate lending activity complemented by increased C&I lending activity, while loan growth in 2013 was due primarily to the LSB merger, which contributed $178 million in loans as of the merger date and represents approximately 75% of the growth in total net loans in 2013. Additionally, in 2013, the LSB merger was the primary contributor to our growth in assets, total net loans, investment securities and deposits.

Capital and Liquidity. Maintaining appropriate capital and liquidity levels is imperative for us to continue our strong growth levels. We have been successful in maintaining capital levels well above the minimum regulatory requirements, which we believe has enabled our growth strategy. Regulatory authorities define a “well capitalized” bank as one with tier 1 leverage ratio of 5%. Our tier 1 leverage ratio was 11.63% as of March 31, 2015, 11.32% as of December 31, 2014, as compared with 11.06% as of December 31, 2013 and 11.85% as of December 31, 2012. The increase in our tier 1 leverage ratio in 2015 and 2014 were due primarily to the increase in net income. The slight decrease in our tier 1 leverage ratio in 2013 from 2012 was primarily due to approximately $8.7 million in cash paid as part of the LSB merger. We monitor liquidity levels to ensure we have adequate sources available to fund our loan growth and to accommodate daily operations. The key measure we use to monitor liquidity is our liquidity ratio which is calculated as cash and cash equivalents plus unpledged investment securities divided by total liabilities. Our liquidity ratio was 29.16% as of March 31, 2015, compared to 36.36% as of March 31, 2014, 28.84% as of December 31, 2014, 33.51% as of December 31, 2013 and 37.95% as of December 31, 2012. The decline in our liquidity ratio reflects a better usage of cash by funding higher loan balances.

Net Interest Margin. Net interest margin is a metric that allows us to gauge our loan pricing and funding cost relationship. For the quarters ended March 31, 2015 and March 31, 2014, our net interest margin was 4.42% and 4.38%, respectively. For the year ended December 31, 2014, our net interest margin was 4.39% compared to 4.31% and 4.53% for the years ended December 31, 2013, and 2012, respectively.

Operating Efficiency. Operating efficiency is the measure of how much it costs us to generate each dollar of revenue. A lower percentage indicates a better operating efficiency. Our efficiency ratio is calculated as the sum of non-interest expense less merger related expenses divided by the sum of net interest income and non-interest income and was 60.18% for the quarter ended March 31, 2015, as compared to 63.56% for the quarter ended March 31, 2014, 63.58% for the year ended December 31, 2014, 63.61% for the year ended December 31, 2013 and 62.83% for the year ended December 31, 2012. The increase in our efficiency ratios in 2014 and 2013 compared to 2012 was due primarily to increased operating costs associated with the LSB merger. We completed a conversion to a common information technology platform in late 2014, which contributed to an improvement in our efficiency ratio in the first quarter of 2015.

Results of Operations

Factors that determine the level of net income include the volume of earning assets and interest bearing liabilities, yields earned and rates paid, fee income, non-interest expense, the level of non-performing loans and other non-earning assets, and the amount of non-interest bearing liabilities supporting earning assets. Non-interest income includes service charges and other fees on deposits, and mortgage banking income. Non-interest expense consists primarily of employee compensation and benefits, occupancy, equipment and depreciation expense, and other operating expenses.

Average Balance and Yields. The following tables set forth a summary of average balances with corresponding interest income and interest expense as well as average yield, cost and net interest margin information for the periods presented. Average balances are derived from daily balances. Average non-accrual loans are derived from quarterly balances and are included as non-interest earning assets for purposes of these tables.

	Three Months Ended March 31,
	2015			2014
(Dollars in thousands, except footnotes)	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
ASSETS
Interest earning deposits in other banks and federal funds sold	$56,119	$27	0.20%	$59,970	$40	0.27%
Securities (1)
Taxable securities	245,208	1,023	1.69%	250,773	1,199	1.94%
Non-taxable securities (2)	76,695	538	2.84%	82,072	604	2.98%
Loans (3) (4)	948,681	13,809	5.90%	819,314	12,265	6.07%
Non-marketable equity securities	2,621	1	0.15%	2,728	1	0.15%

Total interest earning assets	1,329,324	$15,398	4.70%	1,214,857	$14,109	4.71%

Allowance for loan losses	(15,240)			(13,618)
Non-interest earning assets	76,992			94,317

Total average assets	$1,391,076			$1,295,556

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing deposits:
Demand and savings accounts	$541,265	$373	0.28%	$506,378	$367	0.29%
Money market accounts	140,605	79	0.23%	131,514	73	0.23%
Certificates of deposit, under $100,000	111,263	124	0.45%	119,027	161	0.55%
Certificates of deposit, $100,000 and over	88,244	183	0.84%	93,869	230	0.99%

Total interest bearing deposits	881,377	759	0.35%	850,788	831	0.40%
Short-term borrowings	1,681	1	0.24%	1,174	1	0.35%

Total interest bearing liabilities	883,058	$760	0.35%	851,962	$832	0.40%

Other non-interest bearing liabilities	346,927			296,382
Shareholders’ equity	161,091			147,212

Total average liabilities and shareholders’ equity	$1,391,076			$1,295,556

Net interest income (tax-equivalent)		$14,638			$13,277

Interest rate spread (tax-equivalent)			4.35%			4.31%

Net interest margin (tax-equivalent) (5)			4.47%			4.43%

	Years Ended December 31,
	2014			2013			2012
(Dollars in thousands, except footnotes)	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
ASSETS
Interest earning deposits in other banks and federal funds sold	$44,687	$136	0.30%	$83,015	$214	0.26%	$31,456	$84	0.27%
Securities (1)
Taxable securities	258,561	4,487	1.74%	175,889	2,774	1.58%	154,614	2,231	1.44%
Non-taxable securities (2)	82,434	2,342	2.84%	72,432	1,976	2.73%	72,036	1,970	2.73%
Loans (3) (4)	861,785	51,842	6.02%	648,025	41,206	6.36%	587,012	38,235	6.51%
Non-marketable equity securities	2,689	3	0.11%	2,300	1	0.04%	2,244	—	—%

Total interest earning assets	1,250,156	$58,810	4.70%	981,661	$46,171	4.70%	847,362	$42,520	5.02%

Allowance for loan losses	(14,454)			(13,953)			(14,752)
Non-interest earning assets	95,589			71,853			81,993

Total average assets	$1,331,291			$1,039,561			$914,603

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing deposits:
Demand and savings accounts	$513,241	$1,493	0.29%	$399,528	$1,466	0.37%	$337,540	$1,509	0.45%
Money market accounts	137,829	311	0.23%	109,895	236	0.21%	100,653	263	0.26%
Certificates of deposit, under $100,000	115,103	592	0.51%	90,415	652	0.72%	98,622	779	0.79%
Certificates of deposit, $100,000 and over	91,878	862	0.94%	69,394	981	1.41%	68,621	1,077	1.57%

Total interest bearing deposits	858,051	3,258	0.38%	669,232	3,335	0.50%	605,436	3,628	0.60%
Short-term borrowings	1,299	2	0.15%	923	2	0.22%	896	1	0.11%

Total interest bearing liabilities	859,350	$3,260	0.38%	670,155	$3,337	0.50%	606,332	$3,629	0.60%

Other non-interest bearing liabilities	319,153			242,953			196,182
Shareholders’ equity	152,788			126,453			112,089

Total average liabilities and shareholders’ equity	$1,331,291			$1,039,561			$914,603

Net interest income (tax-equivalent)		$55,550			$42,834			$38,891

Interest rate spread (tax-equivalent)			4.32%			4.21%			4.42%

Net interest margin (tax-equivalent) (5)			4.44%			4.36%			4.59%

(1)	Excludes average unrealized gains of $1.7 million for the three months ended March 31, 2015 and $642,000, $2.0 million and $3.0 million in 2014, 2013 and 2012, respectively, and an average unrealized loss of $211,000 for the three months ended March 31, 2014 which are included in non-interest earning assets.
(2)	Calculated on a fully tax equivalent basis using an assumed tax rate of 35%, which includes federal tax benefits relating to income earned on municipal securities totaling $140,000 and $157,000 for the quarters ended March 31, 2015 and 2014, respectively, and $607,000, $512,000, and $511,000 in 2014, 2013, and 2012, respectively.
(3)	Loan interest income includes loan fees of $982,000 and $816,000 for the quarters ended March 31, 2015 and 2014, respectively, $3.6 million in 2014, $2.7 million in 2013, and $1.8 million in 2012.
(4)	Average loans do not include average non-accrual loans of $7.1 million and $14.1 million for the quarters ended March 31, 2015 and 2014, respectively, and $11.2 million, $13.4 million and $25.0 million for the years ended December 31, 2014, 2013, and 2012, respectively, which are included in non-interest earning assets.
(5)	Net interest margin is computed by dividing net interest income by average interest earning assets.

Rate/Volume Analysis. The following table shows the change in interest income and interest expense and the amount of change attributable to variances in volume, rates and the combination of volume and rates based on the relative changes of volume and rates. For purposes of this table, the change in interest due to both volume and rate has been allocated to change due to volume and rate in proportion to the relationship of absolute dollar amounts of change in each.

	Quarter ended March 31, 2015 vs. 2014			Year ended December 31, 2014 vs. 2013			Year ended December 31, 2013 vs. 2012
	Increase (Decrease) Due to:			Increase (Decrease) Due to:			Increase (Decrease) Due to:
(in thousands)	Volume	Rate	Net	Volume	Rate	Net	Volume	Rate	Net
Interest income
Interest earning deposits in other banks and federal funds sold	$(2)	$(11)	$(13)	$(112)	$34	$(78)	$133	$(3)	$130
Taxable securities	(26)	(150)	(176)	1,412	301	1,713	324	219	543
Non-taxable securities (1)	(38)	(28)	(66)	282	84	366	11	(5)	6
Loans	1,891	(347)	1,544	12,962	(2,326)	10,636	3,897	(926)	2,971
Federal Home Loan Bank stock	—	—	—	—	2	2	—	1	1

Total interest income (tax-equivalent)	1,825	(536)	1,289	14,544	(1,905)	12,639	4,365	(714)	3,651
Interest expense
Demand and savings accounts	25	(19)	6	367	(340)	27	252	(295)	(43)
Money market accounts	5	1	6	63	12	75	23	(50)	(27)
Certificates of deposit, under $100,000	(10)	(27)	(37)	153	(213)	(60)	(62)	(65)	(127)
Certificates of deposit, $100,000 and over	(13)	(34)	(47)	265	(384)	(119)	12	(108)	(96)
Short-term borrowings	—	—	—	1	(1)	—	—	1	1

Total interest expense	7	(79)	(72)	849	(926)	(77)	225	(517)	(292)

Net interest income (tax-equivalent)	$1,818	$(457)	$1,361	$13,695	$(979)	$12,716	$4,140	$(197)	$3,943

(1)	Tax equivalent income calculated on a fully tax-equivalent basis using an assumed tax rate of 35%.

Net interest income (tax-equivalent) increased $1.4 million for the three months ended March 31, 2015 compared to the same period in 2014. The increase in interest income was primarily driven by increased volume on loans, offset by decreases in interest income from lower average rates on loans and investment securities. Additionally, interest expense also decreased for the three months ended March 31, 2015 compared to the same period in 2014 due to lower deposit interest rates, offsetting the additional interest expense resulting from deposit growth.

Net interest income (tax-equivalent) increased $3.9 million for the year ended December 31, 2013 compared to the same period in 2012. The increase in interest income was primarily driven by organic loan growth during 2013 and from the increase in earning assets acquired from the LSB merger in the fourth quarter of 2013. Lower interest expense in 2013 resulted primarily from lower deposit interest rates.

Financial Overview for the Three Months Ended March 31, 2015 and 2014

	Three Months ended March 31,
(in thousands)	2015	2014	$ Change	% Change
Interest income	$15,259	$13,953	$1,306	9.4%
Interest expense	760	832	(72)	(8.7)%

Net interest income	14,499	13,121	1,378	10.5%
Provision for loan losses	150	150	—	—%

Net interest income after provision for loan losses	14,349	12,971	1,378	10.6%
Non-interest income	4,144	3,817	327	8.6%
Non-interest expense	11,219	10,766	453	4.2%

Income before income tax expense	7,274	6,022	1,252	20.8%
Income tax expense	2,476	2,145	331	15.4%

Net income	$4,798	$3,877	$921	23.8%

Net Income. Our net income grew by $921,000 or 23.8% to $4.8 million for the quarter ended March 31, 2015 as compared to $3.9 million for the same quarter in 2014. This was attributable principally to increases in net interest income of $1.4 million and non-interest income of $327,000, offset by a $453,000 increase in non-interest expense.

Net Interest Income and Net Interest Margin. The increase in net interest income for the quarter ended March 31, 2015 compared to the same quarter in 2014 was primarily driven by interest earned on a higher volume in interest-earning assets of $114.5 million attributable to internal growth, offset by a slight decrease from lower yields on interest-earning assets. Interest expense in the quarter ended March 31, 2015 decreased from the same period in 2014 due to lower rates paid on deposits.

The tax-equivalent yield on our average interest earning assets was 4.70% for the quarter ended March 31, 2015 and 4.71% for the same quarter in 2014. Although we experienced a decrease in our yield on loans to 5.90% in the quarter ended March 31, 2015 from 6.07% in the quarter ended March 31, 2014 due to competitive market pressures, the income from the increased volume in loans offset the decrease in loan yield.

The cost of funding our earning assets declined in the quarter ended March 31, 2015 to 0.35% from 0.40% in the comparable quarter in 2014 because of lower rates paid on deposits and accretion of fair value adjustments to LSB certificates of deposits.

Provision for Loan Losses. The provision for loan losses in each period is a charge against earnings in that period. The provision is that amount required to maintain the allowance for loan losses at a level that, in management’s judgment, is adequate to absorb loan losses inherent in the loan portfolio.

The provision for loan losses for the quarters ended March 31, 2015 and 2014 was $150,000 for each period. We have experienced improving credit quality in our loan portfolio and lower net charge-offs. The provision for loan losses in both periods was primarily due to providing for new LSB loans and deterioration on certain acquired impaired loans after the LSB merger.

Non-interest Income. The following table presents, for the periods indicated, the major categories of non-interest income:

	Three Months ended March 31,
(in thousands)	2015	2014	$ Change	% Change
Service charges on deposit accounts	$643	$705	$(62)	(8.8)%
Card processing	1,002	996	6	0.6%
Mortgage banking	1,772	1,334	438	32.8%
Other operating	727	782	(55)	(7.0)%

Total non-interest income	$4,144	$3,817	$327	8.6%

The increase in total non-interest income during the quarter ended March 31, 2015 compared to the same quarter in 2014 was primarily influenced by higher volumes of residential mortgage loans originated and sold and the income is included in the category mortgage banking. We cannot assure you that growth in residential mortgage loans will continue in future periods because the mortgage banking business has historically been a cyclical business.

Non-interest Expense. The following table presents, for the periods indicated, the major categories of non-interest expense:

	Three Months ended March 31,
(in thousands)	2015	2014	$ Change	% Change
Salaries and employee benefits	$7,194	$6,706	$488	7.3%
Occupancy, equipment and depreciation	990	969	21	2.2%
Data processing	689	773	(84)	(10.9)%
FDIC premiums	187	212	(25)	(11.8)%
Card processing	470	502	(32)	(6.4)%
Other real estate owned	17	6	11	183.3%
Marketing and advertising	173	206	(33)	(16.0)%
Merger related expenses	—	—	—	—%
Other	1,499	1,392	107	7.7%

Total non-interest expense	$11,219	$10,766	$453	4.2%

Salaries and employee benefits of $7.2 million in the quarter ended March 31, 2015 represents 64% of our total non-interest expense, and this category increased by 7.3% compared to the comparable quarter in 2014. This increase primarily resulted from the addition of 16 full-time equivalent associates hired to support our balance sheet and income growth. Data processing expenses decreased due to savings from the conversion of LSB’s data processing platform to a common data processing platform.

Provision for Income Taxes. We recorded a tax provision of $2.5 million for the quarter ended March 31, 2015 compared to $2.1 million for the same period in 2014. Our effective tax rate was approximately 34.0% for the quarter ended March 31, 2015 and 35.6% for the same period in 2014. Any difference from the federal statutory rate in either period was primarily due to the non-taxable nature of income from municipal securities and bank-owned life insurance, tax credits and state income taxes.

Financial Overview for the Years Ended December 31, 2014 and 2013

	Years ended December 31,
(in thousands)	2014	2013	$ Change	% Change
Interest income	$58,203	$45,657	$12,546	27%
Interest expense	3,260	3,337	(77)	(2)%

Net interest income	54,943	42,320	12,623	30%
Provision for loan losses	1,700	1,500	200	13%

Net interest income after provision for loan losses	53,243	40,820	12,423	30%
Non-interest income	15,241	14,271	970	7%
Non-interest expense	45,333	36,875	8,458	23%

Income before income tax expense	23,151	18,216	4,935	27%
Income tax expense	8,246	6,338	1,908	30%

Net income	$14,905	$11,878	$3,027	25%

Net Income. Our net income grew by $3.0 million to $14.9 million for the year ended December 31, 2014 as compared to $11.9 million for 2013. This was attributable principally to increases in net interest income of $12.6 million and non-interest income of $970,000, offset by an $8.5 million increase in non-interest expense.

Net Interest Income and Net Interest Margin. The increase in net interest income for the year ended 2014 was primarily driven by interest earned on a higher volume in interest-earning assets of $268.5 million. The increased volume is comprised of $82.5 million attributable to internal growth and $186.0 million attributable to a full-year’s effect of earning assets acquired in the LSB merger. Interest expense in 2014 was nearly unchanged from 2013.

The tax-equivalent yield on our average interest earning assets was 4.70% for fiscal 2014 and 2013. In 2014, we experienced a decrease in our yield on loans resulting from competitive market pressure, which was offset by an increase in the tax-equivalent yield on total investment securities primarily from non-taxable municipal securities.

The cost of funding our earning assets declined from 0.50% in 2013 to 0.38% in 2014 because of lower rates paid on deposits and accretion of fair value adjustments to LSB certificates of deposits. The decrease in interest paid was $77,000 and the increase in average interest bearing deposits was $188.8 million.

Provision for Loan Losses. The provision for loan losses in each period is a charge against earnings in that period. The provision is that amount required to maintain the allowance for loan losses at a level that, in management’s judgment, is adequate to absorb loan losses inherent in the loan portfolio.

The provision for loan losses for 2014 was $1.7 million compared to $1.5 million for 2013. We experienced higher net loan charge-offs in 2014 of $939,000 compared to net loans charged-off of $816,000 in 2013. The provision for loan losses increased in 2014 compared to 2013 primarily due to providing $600,000 for new LSB loans and further deterioration on acquired impaired loans after the LSB merger.

Non-interest Income. The following table presents, for the periods indicated, the major categories of non-interest income:

	Years ended December 31,
(in thousands)	2014	2013	$ Change	% Change
Service charges on deposit accounts	$2,821	$2,630	$191	7%
Card processing	4,185	3,541	644	18%
Mortgage banking	6,444	6,327	117	2%
Other operating	1,791	1,773	18	1%

Total non-interest income	$15,241	$14,271	$970	7%

The increase in total non-interest income during 2014 compared to 2013 was primarily influenced by higher volumes of credit and debit card transactions and the impact of the LSB merger.

Non-interest Expense. The following table presents, for the periods indicated, the major categories of non-interest expense:

	Years ended December 31,
(in thousands)	2014	2013	$ Change	% Change
Salaries and employee benefits	$27,584	$22,426	$5,158	23%
Occupancy, equipment and depreciation	3,889	3,212	677	21%
Data processing	3,086	2,069	1,017	49%
FDIC premiums	810	722	88	12%
Card processing	2,136	1,574	562	36%
Other real estate owned	199	141	58	41%
Marketing and advertising	934	907	27	3%
Merger related expenses	711	879	(168)	(19)%
Other	5,984	4,945	1,039	21%

Total non-interest expense	$45,333	$36,875	$8,458	23%

Salaries and employee benefits of $27.6 million in 2014 represents 61% of our total non-interest expense and this category increased by 23% compared to 2013. This increase primarily resulted from a full year of expense related to the increase of 74 full-time equivalent associates due to the LSB merger in the fourth quarter of 2013 and an increase of 14 full-time equivalent new associates hired to support our balance sheet and income growth. Additionally, in 2014, we incurred higher costs in most categories principally associated with the LSB merger. Merger-related expenses in 2014 are primarily costs of terminating the information technology contracts with the previous LSB data processing provider and in 2013 are legal, accounting and investment banking fees incurred in connection with the LSB merger.

Provision for Income Taxes. We recorded tax provisions of $8.2 million for 2014 compared to $6.3 million for 2013. Our effective tax rate was approximately 35.6% for 2014 and 34.8% for 2013. Any difference from the federal statutory rate in either period was primarily due to the non-taxable nature of income from municipal securities and bank-owned life insurance, and state income taxes.

Financial Overview for the Years Ended December 31, 2013 and 2012

	Years ended December 31,
(in thousands)	2013	2012	$ Change	% Change
Interest income	$45,657	$42,010	$3,647	9%
Interest expense	3,337	3,629	(292)	(8)%

Net interest income	42,320	38,381	3,939	10%
Provision for loan losses	1,500	4,700	(3,200)	(68)%

Net interest income after provision for loan losses	40,820	33,681	7,139	21%
Non-interest income	14,271	11,613	2,658	23%
Non-interest expense	36,875	31,409	5,466	17%

Income before income tax expense	18,216	13,885	4,331	31%
Income tax expense	6,338	4,643	1,695	37%

Net income	$11,878	$9,242	$2,636	29%

Net Income. Our net income grew by $2.6 million to $11.9 million for the year ended December 31, 2013 as compared to $9.2 million for 2012. This was attributable principally to an increase in net interest income of $3.9 million, an increase in non-interest income of $2.7 million, and a reduction in provision for loan losses of $3.2 million, partially offset by a $5.5 million increase in non-interest expense. The LSB merger contributed approximately $636,000 to 2013 net income.

Net Interest Income and Net Interest Margin. The $3.9 million increase in net interest income for the period was due to an increase in interest income of $3.6 million, reflecting the effect of a $134.3 million increase in average interest earning assets of which $89.0 million was attributable to internal growth and $47.3 million was attributable to assets acquired in the LSB merger in October of 2013, and a decrease in interest expense of $292,000.

The yield on our average interest earning assets was 4.70% for 2013 compared to 5.02% for 2012. The decrease in yield on average interest earning assets resulted from the impact of lower market interest rates on our loan portfolio offset by higher yields from our investment securities portfolio.

The cost of funding our earning assets decreased to 0.50% for 2013 from 0.60% for 2012 due to lower interest rates paid on interest bearing deposits.

Provision for Loan Losses. The provision for loan losses for 2013 was $1.5 million compared to $4.7 million for 2012. We experienced lower net loan charge-offs of $816,000 in 2013 compared to net loans charged off of $6.5 million in 2012, resulting from asset quality improvements in our loan portfolio. Our non-performing assets to total assets ratio declined from 2.46% in 2012 to 1.61% in 2013.

Non-interest Income. The following table presents, for the periods indicated, the major categories of non-interest income:

	Years ended December 31,
(in thousands)	2013	2012	$ Change	% Change
Service charges on deposit accounts	$2,630	$2,433	$197	8%
Card processing	3,541	3,063	478	16%
Mortgage banking	6,327	5,189	1,138	22%
Other operating	1,773	928	845	91%

Total non-interest income	$14,271	$11,613	$2,658	23%

The $2.6 million or 23% increase in total non-interest income during 2013 compared to 2012 was primarily influenced by the increase in mortgage banking activities related to higher volumes of residential mortgage loans, service charges from organic growth of deposit accounts and the impact of the LSB merger in the fourth quarter of 2013.

Non-interest Expense. The following table presents, for the periods indicated, the major categories of non-interest expense:

	Years ended December 31,
(in thousands)	2013	2012	$ Change	% Change
Salaries and employee benefits	$22,426	$19,218	$3,208	17%
Occupancy, equipment and depreciation	3,212	2,654	558	21%
Data processing	2,069	1,579	490	31%
FDIC premiums	722	1,015	(293)	(29)%
Card processing	1,574	1,607	(33)	(2)%
Other real estate owned	141	503	(362)	(72)%
Marketing and advertising	907	871	36	4%
Merger related expenses	879	—	879	—%
Other	4,945	3,962	983	25%

Total non-interest expense	$36,875	$31,409	$5,466	17%

Salaries and employee benefits of $22.4 million in 2013 represents 61% of our total non-interest expense and this category increased by 17% compared to 2012. This increase primarily resulted from an increase in our full-time equivalent associates due to the LSB merger and nine full-time equivalent new associates hired to support our balance sheet and income growth. Additionally, in 2013, we incurred higher costs in most categories principally associated with the LSB merger. Merger related expenses in 2013 are legal, accounting and investment banking fees incurred in connection with the LSB merger.

Provision for Income Taxes. We recorded a tax provision of $6.3 million for 2013 compared to $4.6 million for the prior year. Our effective tax rate was approximately 34.8% for 2013 and 33.4% for 2012. The differences from the federal statutory rate in both periods were primarily due to the non-taxable nature of income from municipal securities, bank-owned life insurance and state income taxes.

Financial Condition

Our total assets as of March 31, 2015 were $1.41 billion, an increase of 3.1% compared to December 31, 2014. As of December 31, 2014 our total assets were $1.37 billion compared to $1.30 billion as of December 31, 2013, an increase of 5.2%. Our total net loans as of March 31, 2015 were $957.4 million, an increase of 2.1% from December 31, 2014. Our total net loans as of December 31, 2014 were $937.6 million and $829.9 million as of December 31, 2013, an increase of 13%. Total deposits as of March 31, 2015 were $1.23 billion, an increase of 2.9% compared to December 31, 2014. As of December 31, 2014 our total deposits were $1.20 billion compared to $1.10 billion as of December 31, 2013, an increase of 4.8%.

Loans

The following table sets forth information regarding the composition of the loan portfolio at the end of each of the periods presented.

	March 31,	December 31
(Dollars in thousands)	2015	2014	2013	2012	2011	2010
Loans held for sale	$16,397	$12,272	$13,555	$25,118	$8,490	$6,320
Loans held for investment:
Commercial real estate loans:
Real estate term	537,452	521,536	455,827	328,476	325,516	304,897
Construction and land development	152,949	155,117	136,610	86,116	95,507	109,838

Total commercial real estate loans	690,401	676,653	592,437	414,592	421,023	414,735
Commercial and industrial	182,069	178,116	142,562	95,547	89,246	84,529
Consumer loans:
Residential and home equity	71,620	73,515	82,703	63,491	71,716	77,759
Consumer and other	15,543	15,421	15,238	9,117	9,512	9,360

Total consumer loans	87,163	88,936	97,941	72,608	81,228	87,119

Total loans held for investment	959,633	943,705	832,940	582,747	591,497	586,383
Net deferred loan fees	(3,298)	(3,248)	(2,223)	(1,235)	(1,141)	(825)
Allowance for loan losses	(15,297)	(15,151)	(14,390)	(13,706)	(15,462)	(19,349)

Loans held for investment, net	941,038	925,306	816,327	567,806	574,894	566,209

Total loans, net	$957,435	$937,578	$829,882	$592,924	$583,384	$572,529

	March 31,	December 31,
(Percentage of total loans held for investment)	2015	2014	2013	2012	2011	2010
Loans held for investment:
Commercial real estate loans:
Real estate term	56.0%	55.3%	54.7%	56.4%	55.0%	52.0%
Construction and land development	15.9%	16.4%	16.4%	14.8%	16.1%	18.7%
Total commercial real estate loans	71.9%	71.7%	71.1%	7l.l %	71.2%	70.7%
Commercial and industrial	19.0%	18.9%	17.1%	16.4%	15.1%	14.4%
Consumer loans:
Residential and home equity	7.5%	7.8%	9.9%	10.9%	12.1%	13.3%
Consumer and other	1.6%	1.6%	1.8%	1.6%	1.6%	1.6%
Total consumer loans	9.1%	9.4%	11.8%	12.5%	13.7%	14.9%
Total loans held for investment	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

We originate certain residential mortgage loans for sale to investors that are carried at cost. Due to the short period held, generally less than 90 days, we consider these loans held for sale to be carried at fair value.

The following tables show the amounts of outstanding loans, which, based on remaining scheduled repayments of principal, were due in one year or less, more than one year through five years, and more than five years. Lines of credit or other loans having no stated maturity and no stated schedule of repayments are reported as due in one year or less. In the table below, loans are classified as real estate related if they are collateralized by real estate. The tables also present, for loans with maturities over one year, an analysis with respect to fixed interest rate loans and adjustable interest rate loans.

Contractual maturities as of March 31, 2015 are as follows:

	Maturity					Rate Structure for Loans Maturing Over One Year
(in thousands)	One Year or Less		One through Five Years	After Five Years	Total	Fixed Rate	Adjustable Rate
Loans held for investment:
Commercial real estate loans:
Real estate term	$51,705		$271,323	$214,424	$537,452	$228,431	$257,316
Construction and land development	124,132		25,162	3,655	152,949	13,843	14,974

Total commercial real estate loans	175,837		296,485	218,079	690,401	242,274	272,290
Commercial & industrial loans	68,992		91,597	21,480	182,069	71,021	42,056
Consumer loans:
Residential and home equity	12,433		32,263	26,924	71,620	13,254	45,933
Consumer and other	7,021		6,994	1,528	15,543	8,138	384

Total consumer loans	19,454		39,257	28,452	87,163	21,392	46,317

Total gross loans held for investment	$264,283	(1)	$427,339	$268,011	$959,633	$334,687	$360,663	(1)

Contractual maturities as of December 31, 2014 are as follows:

	Maturity
						Rate Structure for Loans Maturing Over One Year
(in thousands)	One Year or Less		One through Five Years	After Five Years	Total	Fixed Rate	Adjustable Rate
Loans held for investment:
Commercial real estate loans:
Real estate term	$48,452		$280,830	$192,254	$521,536	$238,339	$234,745
Construction and land development	122,381		24,726	8,010	155,117	14,298	18,438

Total commercial real estate loans	170,833		305,556	200,264	676,653	252,637	253,183
Commercial & industrial loans	69,034		88,475	20,607	178,116	61,261	47,821
Consumer loans:
Residential and home equity	10,534		35,389	27,592	73,515	13,998	48,984
Consumer and other	6,757		7,352	1,312	15,421	8,278	385

Total consumer loans	17,291		42,741	28,904	88,936	22,276	49,369

Total gross loans held for investment	$257,158	(1)	$436,772	$249,775	$943,705	$336,174	$350,373	(1)

(1)	The sum of adjustable rate loans maturing after one year and total loans maturing within one year is $625 million or 65% of total loans at March 31, 2015 and $608 million or 64% of total loans at December 31, 2014.

Concentrations. As of March 31, 2015, in management’s judgment, a concentration of loans existed in real estate-related loans. At that date, real estate related loans comprised 79.4% of total loans held for investment, of which commercial real estate represents 56.0%, 15.9% are construction and land development loans, and 7.5%

are residential and home equity loans. We require collateral on real estate lending arrangements and typically maintain loan-to-value ratios of no greater than 80%.

Non-Performing Assets. Loans are placed on non-accrual status when they become 90 days or more past due or at such earlier time as management determines timely recognition of interest to be in doubt. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, collection efforts, and the borrower’s financial condition, that the borrower will be unable to make payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received, or payment is considered certain. Loans may be returned to accrual status when all delinquent interest and principal amounts contractually due are brought current and future payments are reasonably assured.

The following table summarizes the loans for which the accrual of interest has been discontinued and loans more than 90 days past due and still accruing interest, including those non-accrual loans that are troubled-debt restructured loans, and OREO:

	March 31,	December 31,
(Dollars in thousands)	2015	2014	2013	2012	2011	2010
Non-accrual loans, not troubled-debt restructured
Real estate term	$2,541	$1,465	$3,943	$2,612	$5,637	$9,185
Construction and land development	308	578	2,625	12,517	20,359	28,207
Commercial and industrial	494	1,787	2,147	380	926	3,242
Residential and home equity	713	428	612	1,348	713	1,929
Consumer and other	8	63	123	7	18	61

Total non-accrual, not troubled-debt restructured loans	4,064	4,321	9,450	16,864	27,653	42,624

Troubled-debt restructured loans — non-accrual
Real estate term	1,086	1,106	4,801	3,048	3,048	3,048
Construction and land development	857	933	1,417	—	—	—
Commercial and industrial	25	1,200	—	—	—	—
Residential and home equity	284	289	1,138	1,056	1,384	760
Consumer and other	—	—	—	—	—	—

Total troubled-debt restructured, non-accrual loans	2,252	3,528	7,356	4,104	4,432	3,808

Total non-accrual loans (1)	6,316	7,849	16,806	20,968	32,085	46,432
Accruing loans past due 90 days or more	—	15	7	1,493	1,058	60

Total non-performing loans (NPL)	6,316	7,864	16,813	22,461	33,143	46,492
OREO	1,598	1,673	4,092	1,907	9,671	12,715

Total non-performing assets (NPA) (2)	$7,914	$9,537	$20,905	$24,368	$42,814	$59,207

Accruing troubled debt restructured loans	$8,191	$8,399	$7,393	$1,744	$2,328	$1,897
Non-accrual troubled debt restructured loans	2,252	3,528	7,356	4,104	4,432	3,808

Total troubled debt restructured loans	$10,443	$11,927	$14,749	$5,848	$6,760	$5,705

Selected ratios
NPL to total loans	0.66%	0.84%	2.03%	3.79%	5.68%	8.12%
NPA to total assets	0.56%	0.70%	1.61%	2.46%	4.81%	7.02%

(1)	We estimate that approximately $103,000 and $658,000 of interest income would have been recognized on loans accounted for on a non-accrual basis for the quarter ended March 31, 2015 and the year ended December 31, 2014, respectively, had such loans performed pursuant to contractual terms.

(2)	As of March 31, 2015 and December 31, 2014, non-performing assets had not been reduced by U.S. government guarantees of $45,000 and $1.1 million, respectively.

Impaired Loans. Impaired loans are loans for which it is probable that we will be unable to collect all principal and interest payments due according to the contractual terms of the loan agreement. We measure impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral, if the loan is collateral-dependent.

In determining whether or not a loan is impaired, we consider payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. We determine the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all the circumstances surrounding the loan and borrower, including the length of delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Loans for which an insignificant shortfall in amount of payments is anticipated, but where we expect to collect all amounts due, are not considered impaired.

Troubled-debt Restructured Loans. A restructured loan is considered a troubled debt restructured loan, or TDR, if we, for economic or legal reasons related to the debtor’s financial difficulties, grant a concession in terms or a below-market interest rate to the debtor that we would not otherwise consider. We had TDR loans of $10.4 million, $11.9 million and $14.7 million as of March 31, 2015 and December 31, 2014 and 2013, respectively. Our TDR loans are considered impaired loans of which $2.3 million, $3.5 million and $7.4 million as of March 31, 2015 and December 31, 2014 and 2013, respectively, are designated as non-accrual.

Each restructured debt is separately negotiated with the borrower and includes terms and conditions that reflect the borrower’s prospective ability to service the debt as modified.

OREO Properties. OREO represents real property taken either through foreclosure or through a deed in lieu thereof from the borrower. All OREO properties are recorded by us at amounts equal to or less than the fair market value of the properties based on current independent appraisals reduced by estimated selling costs. The following table provides a summary of the annual change in the OREO balance:

	Three Months Ended March 31,	Years Ended December 31,
(in thousands)	2015	2014	2013
Balance, beginning of period	$1,673	$4,092	$1,907
Additions	—	1,189	1,697
Additions from LSB merger	—	—	2,709
Write-downs	—	(494)	—
Sales	(75)	(3,114)	(2,221)

Balance, end of period	$1,598	$1,673	$4,092

Allowance for Loan Losses

We maintain an adequate allowance for loan losses, or ALLL, based on a comprehensive methodology that assesses the losses inherent in the loan portfolio. Our ALLL is based on a continuing review of loans which includes consideration of actual loss experience, changes in the size and character of the portfolio, identification of individual problem situations which may affect the borrower’s ability to repay, evaluations of the prevailing and anticipated economic conditions, and other qualitative factors. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision, as more information becomes available.

Our ALLL is increased by charges to income and decreased by charge-offs (net of recoveries). While we use available information to recognize losses on loans, changes in economic conditions may necessitate revision of the estimate in future years.

The ALLL consists of specific and general components. The specific component relates to loans determined to be impaired that are individually evaluated for impairment. For impaired loans individually evaluated, an allowance is established when the discounted cash flows, or the fair value of the collateral if the loans are collateral-dependent, of the impaired loan are lower than the carrying value of the loan. The general component covers all loans not individually evaluated for impairment and is based on historical loss experience adjusted for qualitative factors. Various qualitative factors are considered including changes to underwriting policies, loan concentrations, volume and mix of loans, size and complexity of individual credits, locations of credits and new market areas, changes in local and national economic conditions, and trends in past due, non-accrual and classified loan balances.

The following table sets forth the activity in our allowance for loan losses for the periods indicated:

	Three Months Ended March 31,	Years Ended December 31,
(Dollars in thousands)	2015	2014	2013	2012	2011	2010
Allowance for loan losses:
Beginning balance	$15,151	$14,390	$13,706	$15,462	$19,349	$21,990
Loans charged off:
Real estate term	—	(705)	(270)	(1,602)	(3,543)	(1,107)
Construction and land development	—	(26)	(772)	(3,579)	(4,581)	(8,980)
Commercial and industrial	(15)	(949)	—	(1,199)	(1,558)	(2,244)
Residential and home equity	—	(16)	(57)	(882)	(901)	(1,298)
Consumer and other	(93)	(356)	(197)	(215)	(577)	(660)

Total	(108)	(2,052)	(1,296)	(7,477)	(11,160)	(14,289)

Recoveries:
Real estate term	5	498	45	130	189	7
Construction and land development	3	365	70	321	165	55
Commercial and industrial	71	91	133	326	492	80
Residential and home equity	5	37	35	77	94	61
Consumer and other	20	122	197	167	133	145

Total	104	1,113	480	1,021	1,073	348

Net loan charge off	(4)	(939)	(816)	(6,456)	(10,087)	(13,941)
Provision for loan losses	150	1,700	1,500	4,700	6,200	11,300

Ending balance	$15,297	$15,151	$14,390	$13,706	$15,462	$19,349

Gross loans	$976,030	$955,977	$846,495	$607,865	$599,987	$592,703
Average loans	948,681	861,785	648,025	587,012	585,617	614,059
Non-performing loans	6,316	7,864	16,813	22,461	33,143	46,492
Selected ratios:
Net charge-offs to average loans	—%	0.11%	0.13%	1.10%	1.72%	2.27%
Provision for loan losses to average loans	0.06%	0.20%	0.23%	0.80%	1.06%	1.84%
Allowance for loan losses to loans outstanding at end of period	1.57%	1.58%	1.70%	2.25%	2.58%	3.26%

The ALLL decreased as a percentage of total loans from 2012 to 2013 primarily attributable to no allowance carried over from the LSB merger as the acquired loans were recorded at fair value. The decrease as a percentage to total loans from 2013 to 2014 is due to overall improvement in the quality of the underlying loan portfolio, which remained rather unchanged as of March 31, 2015.

Our construction and land development portfolio reflects some borrower concentration risk, and also carries the enhanced risks encountered with construction loans generally. We also finance contractors on a speculative basis. Construction and land development loans are generally more risky than permanent mortgage loans because they are dependent upon the borrower’s ability to generate cash to service the loan, and the value of the collateral depends on project completion when market conditions may have changed.

Our commercial real estate loans are a mixture of new and seasoned properties, retail, office, warehouse, and some industrial properties. Loans on properties are usually underwritten at a loan to value ratio of less than 75% with a minimum debt coverage ratio of 1.25 times.

We allocate our allowance for loan losses by assigning general percentages to our major loan categories (construction and land development, commercial real estate term, residential real estate, C&I and consumer), assigning specific percentages to each category of loans graded in accordance with the guidelines established by our regulatory agencies, and making specific allocations to impaired loans when factors are present requiring a greater reserve than would be required using the assigned risk rating allocation, which is typically based on a review of appraisals or other collateral analysis.

The following table indicates management’s allocation of the allowance and the percent of loans in each category to total loans as of each of the following dates:

Allocation of the Allowance:

	March 31,	December 31,
(in thousands)	2015	2014	2013	2012	2011	2010
Commercial real estate loans:
Real estate term	$5,564	$5,181	$7,268	$5,189	$5,578	$5,235
Construction and land development	4,125	4,425	2,915	4,191	5,518	8,336

Total commercial real estate loans	9,689	9,606	10,183	9,380	11,096	13,571
Commercial and industrial	4,682	4,608	3,105	2,777	2,648	3,520
Consumer loans:
Residential and home equity	670	671	838	1,249	1,277	1,883
Consumer and other	256	266	264	300	441	375

Total consumer loans	926	937	1,102	1,549	1,718	2,258

Total	$15,297	$15,151	$14,390	$13,706	$15,462	$19,349

Loans in each category to total loans:
	March 31,	December 31,
(Percentage of total loans held for investment)	2015	2014	2013	2012	2011	2010
Commercial real estate loans:
Real estate term	56.0%	55.3%	54.7%	56.4%	55.0%	52.0%
Construction and land development	15.9%	16.4%	16.4%	14.8%	16.1%	18.7%
Total commercial real estate loans	71.9%	71.7%	71.1%	71.1%	71.2%	70.7%
Commercial and industrial	19.0%	18.9%	17.1%	16.4%	15.1%	14.4%
Consumer loans:
Residential and home equity	7.5%	7.8%	9.9%	10.9%	12.1%	13.3%
Consumer and other	1.6%	1.6%	1.8%	1.6%	1.6%	1.6%
Total consumer loans	9.1%	9.4%	11.8%	12.5%	13.7%	14.9%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Investments

The carrying value of our investment securities totaled $320.4 million as of March 31, 2015, $330.8 million as of December 31, 2014, $320.4 million as of December 31, 2013 and $264.4 million as of December 31, 2012. Our portfolio of investment securities is comprised of both available-for-sale securities and securities that we intend to hold to maturity. As of March 31, 2015, we held no investment securities from any issuer which totaled over 10% of our shareholders’ equity.

The carrying value of our portfolio of investment securities as of March 31, 2015, December 31, 2014, 2013 and 2012 was as follows:

	March 31,	December 31,
(in thousands)	2015	2014	2013	2012
Available for sale securities:
U.S. Government agencies	$38,554	$43,034	$44,036	$66,196
Municipal securities	47,038	50,308	60,525	51,898
Mortgage-backed securities	185,969	192,084	178,876	117,930
Corporate securities	10,293	10,211	9,998	2,195

Total	$281,254	$295,637	$293,435	$238,219

Held to maturity securities:
Municipal securities	$36,264	$32,970	$24,720	$23,182
Other securities	2,232	2,232	2,233	3,012

Total	$38,496	$35,202	$26,953	$26,194

Total investment securities	$320,350	$330,839	$320,388	$264,413

The following tables show the amortized cost for maturities of investment securities and the weighted average yields of such securities, excluding the benefit of tax-exempt securities:

Investment securities maturities as of March 31, 2015:

	Within One Year		After One but within Five Years		After Five but within Ten Years		After Ten Years		Total
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale securities:
U.S. Government agencies	$—	—%	$38,467	1.06%	$—	—%	$—	—%	$38,467	1.06%
Municipal securities	10,857	3.13%	23,422	3.63%	8,580	4.19%	2,930	3.61%	45,789	3.61%
Mortgage-backed securities	—	—%	1,055	1.58%	42,262	1.69%	141,676	1.97%	184,993	1.91%
Other securities	—	—%	2,999	1.26%	6,988	1.30%	—	—%	9,987	1.29%

Total	10,857	3.13%	65,943	1.99%	57,830	2.01%	144,606	2.00%	279,236	2.05%

Held to maturity securities:
Municipal securities	10,302	2.08%	15,852	2.16%	9,641	2.86%	469	3.17%	36,264	2.34%
Other securities	—	—%	2,232	1.04%	—	—%	—	—%	2,232	1.04%

Total	10,302	2.08%	18,084	2.02%	9,641	2.86%	469	3.17%	38,496	2.26%

Total investment securities	$21,159	2.62%	$84,027	2.00%	$67,471	2.14%	$145,075	2.01%	$317,732	2.07%

Investment securities maturities as of December 31, 2014:

	Within One Year		After One but within Five Years		After Five but within Ten Years		After Ten Years		Total
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for sale securities:
U.S. Government agencies	$—	—%	$41,168	1.09%	$2,002	1.51%	$—	—%	$43,170	1.11%
Municipal securities	11,796	3.24%	24,894	3.51%	9,340	4.29%	2,935	3.61%	48,965	3.60%
Mortgage-backed securities	—	—%	112	4.48%	42,670	1.71%	149,483	1.82%	192,265	1.79%
Other securities	—	—%	3,000	1.23%	6,988	1.27%	—	—%	9,988	1.26%

Total	11,796	3.24%	69,174	1.97%	61,000	2.05%	152,418	1.85%	294,388	1.98%

Held to maturity securities:
Municipal securities	9,199	2.36%	14,367	2.12%	8,368	2.97%	1,036	1.91%	32,970	2.40%
Other securities	—	—%	2,232	1.04%	—	—%	—	—%	2,232	1.04%

Total	9,199	2.36%	16,599	1.98%	8,368	2.97%	1,036	1.91%	35,202	2.31%

Total investment securities	$20,995	2.85%	$85,773	1.97%	$69,368	2.16%	$153,454	1.85%	$329,590	2.01%

Expected maturities may differ from contractual maturities because issuers may have the right to call obligations with or without penalties.

We evaluate securities for other-than-temporary impairment at least on an annual basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

As of March 31, 2015 and December 31, 2014 we held 94 and 141 investment securities, respectively, with fair values less than amortized costs. Management evaluated these investment securities and determined that the decline in value is temporary, and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. We anticipate full recovery of amortized cost with respect to these securities at maturity, or sooner in the event of a more favorable market interest rate environment.

Deposits

Total deposits were $1.23 billion as of March 31, 2015, $1.20 billion as of December 31, 2014 and $1.14 billion as of December 31, 2013. The increase in total deposits is attributed primarily to our growth in existing markets, entering into new markets and $235.2 million in deposits acquired through the LSB merger in 2013. Non-interest bearing demand deposits increased to $327.1 million, or 27.3% of total deposits, as of December 31, 2014, from $292.6 million, or 25.6% of total deposits, as of December 31, 2013, and from $234.5 million, or 27.0% of total deposits, as of December 31, 2012. Interest bearing deposits are comprised of money market accounts, regular savings accounts, certificates of deposit of under $100,000 and certificates of deposit of $100,000 or more.

The following table shows the average amount and average rate paid on the categories of deposits for each of the periods presented:

	March 31,		December 31,
	2015		2014		2013		2012
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Non-interest bearing deposits	$338,883	—	$309,225	—	$234,506	—	$191,328	—

Interest bearing deposits:
Interest bearing demand and savings	541,265	0.28%	513,241	0.29%	399,528	0.37%	337,540	0.45%
Money market	140,605	0.23%	137,829	0.23%	109,895	0.21%	100,653	0.26%
Certificates of deposit under $100,000	111,263	0.45%	115,103	0.51%	90,415	0.72%	98,622	0.79%
Certificates of deposit $100,000 and over	88,244	0.84%	91,878	0.94%	69,394	1.41%	68,621	1.57%

Total interest bearing deposits	881,377	0.35%	858,051	0.38%	669,232	0.50%	605,436	0.60%

Total	$1,220,260		$1,167,276		$903,738		$796,764

Additionally, the following table shows the maturities of CDs of $100,000 or more:

(in thousands)	March 31, 2015	December 31, 2014
Due in three months or less	$14,347	$17,923
Due in over three months through six months	6,501	13,250
Due in over six months through twelve months	12,010	14,680
Due in over twelve months	54,233	55,587

Total	$87,091	$101,440

Deposits are gathered from individuals, partnerships and corporations in our market areas. The interest rates paid are competitively priced for each particular deposit product and structured to meet our funding requirements. We will continue to manage interest expense through deposit pricing.

Shareholders’ Equity

As of March 31, 2015, our shareholders’ equity totaled $163.5 million, an increase from $157.7 million as of December 31, 2014, compared to $143.7 million as of December 31, 2013, and $115.7 million as of December 31, 2012. The increase in shareholders’ equity for the quarter ended March 31, 2015 was primarily due to net income of $4.8 million for the quarter. The increase in shareholders’ equity in 2014 was primarily due to net income of $14.9 million. The increase in shareholders’ equity in 2013 was primarily due to $20.2 million in common shares issued in connection with the LSB merger and $11.9 million of net income.

Our equity to asset ratio (average balances) was 11.58% at March 31, 2015, 11.48% at December 31, 2014, 12.16% at December 31, 2013 and 12.26% at December 31, 2012. The decrease in 2014 is attributed to higher growth rates of average assets over that of average equity. The decrease in 2013 is primarily due to the significant increase in assets from the LSB merger in the fourth quarter of 2013.

A quarterly dividend of $0.06 per share was declared in April 2015 representing 18.5% of net income for the quarter ended March 31, 2015. Dividends of $0.22 per share for 2014, $0.13 per share for 2013 and $0.11 per share for 2012 were declared and paid, which represents 21.6% of net income per share for 2014 and 14.1% and 14.5% of net income per share for 2013 and 2012, respectively.

Capital Resources

Prior to January 2015, risk-based regulatory capital standards generally required banks and bank holding companies to maintain a minimum ratio of “core” or “Tier I” capital (consisting principally of common equity) to risk-weighted assets of at least 4%, a ratio of Tier I capital to adjusted total assets (leverage ratio) of at least 4% and a ratio of total capital (which includes Tier I capital plus certain forms of subordinated debt, a portion of the allowance for loan losses and preferred stock) to risk-weighted assets of at least 8%. Risk-weighted assets were calculated by multiplying the balance in each category of assets by a risk factor, which ranges from zero for cash assets and certain government obligations to 100% for some types of loans, and adding the products together.

Since January 2015, we have been subject to new risk-based capital adequacy guidelines related to the adoption of U.S. Basel III Capital Rules which impose higher risk-based capital and leverage requirements than those previously in place. Specifically, the rules impose, among other requirements, new minimum capital requirements including a Tier 1 leverage capital ratio of 4.0%, a new common equity Tier 1 risk-based capital ratio of 4.5%, a Tier 1 risk-based capital ratio of 6% and a total risk-based capital ratio of 8%. Since we only have common equity, our common equity Tier 1 risk-based capital ratio and our Tier 1 risk-based capital ratio are the same. Therefore, we only disclose our Tier 1 risk-based capital ratio since it has a higher required ratio for minimum and well-capitalized banks. The new Basel III Capital Rules are described further elsewhere in this prospectus.

The following table sets forth our capital ratios.

	Base/III Regulatory Requirements — Well Capitalized (Greater than or Equal to Stated Percentage)	Previous Regulatory Requirements — Well Capitalized (Greater than or Equal to Stated Percentage)	PUB
			Actual as of March 31, 2015	Actual as of December 31, 2014	Actual as of December 31, 2013
Tier 1 leverage capital ratio	5.0%	5.0%	11.63%	11.32%	11.06%
Tier 1 risk-based capital	8.0%	6.0%	15.21%	14.92%	15.28%
Total risk-based capital	10.0%	10.0%	16.32%	16.01%	16.27%

PUB and both Banks were well-capitalized as of March 31, 2015, December 31, 2014 and December 31, 2013 for federal regulatory purposes.

Off-Balance Sheet Arrangements

The following table sets forth our other off-balance sheet lending commitments as of March 31, 2015:

		Amount of Commitment Expiration Per Period
Other Commitments (in thousands)	Total Amounts Committed	Less than One Year	One to Three Years	Three to Five Years	After Five Years
Commitments to extend credit	$293,891	$197,734	$44,154	$18,171	$33,834
Standby letters of credit	34,425	34,425	—	—	—
Credit cards	24,934	24,934	—	—	—

Total	$353,250	$257,093	$44,154	$18,171	$33,834

The following table sets forth our other off-balance sheet lending commitments as of December 31, 2014:

		Amount of Commitment Expiration Per Period
Other Commitments (in thousands)	Total Amounts Committed	Less than One Year	One to Three Years	Three to Five Years	After Five Years
Commitments to extend credit	$278,966	$199,398	$33,013	$17,113	$29,442
Standby letters of credit	27,619	27,619	—	—	—
Credit cards	26,385	26,385	—	—	—

Total	$332,970	$253,402	$33,013	$17,113	$29,442

Contractual Obligations

The following table sets forth our significant contractual obligation as of March 31, 2015:

		Payments Due by Period
Contractual Obligations (in thousands)	Total	Less than One Year	One to Three Years	Three to Five Years	After Five Years
Time certificates of deposit	$196,654	$100,422	$67,083	$25,686	$3,463
Deposits without stated maturity	1,036,808	1,036,808	—	—	—
Short-term borrowings	2,122	2,122	—	—	—

Total	$1,235,584	$1,139,352	$67,083	$25,686	$3,463

The following table sets forth our significant contractual obligations as of December 31, 2014:

		Payments Due by Period
Contractual Obligations (in thousands)	Total	Less than One Year	One to Three Years	Three to Five Years	After Five Years
Time certificates of deposit	$202,526	$110,084	$62,991	$23,851	$5,600
Deposits without stated maturity	996,707	996,707	—	—	—
Short-term borrowings	1,496	1,496	—	—	—

Total	$1,200,729	$1,108,287	$62,991	$23,831	$5,600

We have a $632,000 commitment related to a contract for the renovation of our new headquarters in American Fork, Utah. The building renovations are expected to be completed during the second quarter of 2015. We lease five locations under various terms which we believe are normal market lease rates and terms that expire between 2015 and 2023. Our lease commitments are not considered significant.

Liquidity

The ability to have readily available funds sufficient to repay fully maturing liabilities is of primary importance to depositors, creditors and regulators. Our liquidity, represented by cash borrowing lines, federal funds and available-for-sale securities, is a result of our operating, investing and financing activities and related cash flows. In order to ensure funds are available at all times, we devote resources to projecting on a monthly basis the amount of funds that will be required and we maintain relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets. We have borrowing lines at correspondent banks totaling $29.0 million. In addition, we have current borrowing lines with the FHLB, totaling $273.5 million as of March 31, 2015, which are secured by various real estate loans pledged as collateral totaling $433.1 million.

We believe our liquid assets are adequate to meet our cash flow needs for loan funding and deposit cash withdrawal for the next 60 to 90 days. As of March 31, 2015, we had approximately $378.3 million in liquid assets comprised of $80.1 million in cash and cash equivalents, including federal funds sold of $3.4 million, $281.9 million in available-for-sale securities and $16.4 million in loans held for sale, less $37.2 million pledged as collateral for short-term borrowings. We monitor liquidity measured by a liquidity ratio defined as cash and cash equivalents plus unpledged investment securities divided by total liabilities. Our liquidity ratio was 29.16% as of March 31, 2015, compared to 28.84% as of December 31, 2014, 33.51% as of December 31, 2013 and 37.95% as of December 31, 2012. The lower liquidity ratio reflects a better usage of cash by funding higher loan balances in 2015 and 2014.

On a long term basis, our liquidity will be met by changing the relative distribution of our asset portfolios by reducing our investment or loan volumes, or selling or encumbering assets. Further, we will increase liquidity by soliciting higher levels of deposit accounts through promotional activities and/or borrowing from our correspondent banks as well as the FHLB. At the current time, our long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals. All of these needs can currently be met by cash flows from investment payments and maturities, and investment sales if the need arises.

Our liquidity is comprised of three primary classifications: cash flows from or used in operating activities; cash flows from or used in investing activities; and cash flows from or used in financing activities.

Net cash provided by or used in operating activities has consisted primarily of net income adjusted for certain non-cash income and expense items such as the loan loss provision, investment and other amortization and depreciation.

Our primary investing activities are the origination of real estate, commercial and consumer loans and purchases and sales of investment securities. As of March 31, 2015 we had outstanding loan commitments of $318.8 million and outstanding letters of credit of $34.4 million. We anticipate that we will have sufficient funds available to meet current loan commitments.

Net cash provided by financing activities has been impacted significantly by increases in deposit levels. During the quarter ended March 31, 2015, deposits increased $34.2 million. During the years ended December 31, 2014, 2013 and 2012, deposits increased by $54.9 million, $275.1 million and $89.4 million, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market prices and rates, foreign currency exchange rates, commodity prices and equity prices. Our market risk arises primarily from interest rate risk inherent in our lending and deposit taking activities. Management actively monitors and manages our interest rate risk exposure. We do not have any market-risk sensitive instruments entered into for trading purposes. We manage our interest-rate sensitivity by matching the re-pricing opportunities on our earning assets to those on our funding liabilities.

Management uses various asset/liability strategies to manage the re-pricing characteristics of our assets and liabilities designed to ensure that exposure to interest rate fluctuations is limited within our guidelines of acceptable levels of risk-taking. Hedging strategies, including the terms and pricing of loans and deposits, and managing the deployment of our securities, are used to reduce mismatches in interest rate re-pricing opportunities of portfolio assets and their funding sources.

Interest rate risk is addressed by our Asset Liability Management Committee, or ALCO, which is comprised of certain of our executive officers and directors. The ALCO monitors interest rate risk by analyzing the potential impact on net interest income from potential changes in interest rates, and considers the impact of alternative strategies or changes in balance sheet structure. The ALCO manages our balance sheet in part to maintain the potential impact of changes in interest rates on net interest income within acceptable ranges despite changes in interest rates.

Our exposure to interest rate risk is reviewed on at least a quarterly basis by the ALCO and our Board of Directors. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine our change in net interest income in the event of hypothetical changes in interest rates. If potential changes to net interest income resulting from hypothetical interest rate changes are not within the limits established by our Board of Directors, our Board of Directors may direct management to adjust the asset and liability mix to bring interest rate risk within board-approved limits.

Net Interest Income Simulation. In order to measure interest rate risk, we used a simulation model to project changes in net interest income that result from forecasted changes in interest rates. This analysis calculates the difference between net interest income forecasted using a rising and a falling interest rate scenario and a net interest income forecast using a base market interest rate derived from the current treasury yield curve. The income simulation model includes various assumptions regarding the re-pricing relationships for each of our products. Many of our assets are floating rate loans, which are assumed to re-price immediately, and to the same extent as the change in market rates according to their contracted index. Some loans and investment vehicles include the opportunity of prepayment (embedded options), and accordingly the simulation model uses national indexes to estimate these prepayments and assumes the reinvestment of the proceeds at current yields. Our non-term deposit products re-price more slowly, usually changing less than the change in market rates and at our discretion.

This analysis indicates the impact of changes in net interest income for the given set of rate changes and assumptions. It assumes the balance sheet grows modestly, but that its structure will remain similar to the structure as of the period presented. It does not account for all factors that impact this analysis, including changes by management to mitigate the impact of interest rate changes or secondary impacts such as changes to our credit risk profile as interest rates change.

Furthermore, loan prepayment-rate estimates and spread relationships change regularly. Interest rate changes create changes in actual loan prepayment rates that will differ from the market estimates incorporated in this analysis. Changes that vary significantly from the assumptions may have significant effects on our net interest income.

For the rising and falling interest rate scenarios, the base market interest rate forecast was increased or decreased, on an instantaneous and sustained basis, by 100 and 300 basis points. As of the periods presented, our net interest margin exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us.

Sensitivity of net interest income as of March 31, 2015:

(Dollars in thousands) Interest Rate Scenario	Adjusted Net Interest Income (1)	Percentage Change from Base	Net Interest Margin Percent (1)	Net Interest Margin Change from Base (in basis points)
Up 300 basis points	$65,381	5.09%	4.83%	0.51
Up 200 basis points	64,303	3.36%	4.66%	0.34
Up 100 basis points	63,233	1.64%	4.49%	0.16
BASE	62,213	0.00%	4.32%	0.00
Down 100 basis points	60,895	(2.12)%	4.10%	(0.22)

Sensitivity of net interest income as of December 31, 2014:

Sensitivity of Net Interest Income

(Dollars in thousands) Interest Rate Scenario	Adjusted Net Interest Income (1)	Percentage Change from Base	Net Interest Margin Percent (1)	Net Interest Margin Change from Base (in basis points)
Up 300 basis points	$64,108	4.91%	4.88%	0.51
Up 200 basis points	63,082	3.23%	4.71%	0.34
Up 100 basis points	62,068	1.57%	4.53%	0.17
BASE	61,108	0.00%	4.37%	0.00
Down 100 basis points	59,854	(2.05)%	4.14%	(0.22)

(1)	These percentages are not comparable to other information discussing the percent of net interest margin since the income simulation does not take into account loan fees.

Gap Analysis. Another way to measure the impact that future changes in interest rates will have on net interest income is through a cumulative gap measure. The gap represents the net position of assets and liabilities subject to re-pricing in specified time periods.

The following table sets forth the distribution of re-pricing opportunities of our interest earning assets and interest bearing liabilities, the interest rate sensitivity gap (that is, interest rate sensitive assets less interest rate sensitive liabilities), cumulative interest earning assets and interest bearing liabilities, the cumulative interest rate sensitivity gap, the ratio of cumulative interest earning assets to cumulative interest bearing liabilities and the cumulative gap as a percentage of total assets and total interest earning assets as of the periods presented. The table also sets forth the time periods during which interest earning assets and interest bearing liabilities will mature or may re-price in accordance with their contractual terms. The interest rate relationships between the re-priceable assets and re-priceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of customers in response to changes in interest rates. This table should, therefore, be used only as a guide as to the possible effect changes in interest rates might have on our net interest margins.

Gap analysis as of March 31, 2015:

	Amounts Maturing or Re-pricing in
(Dollars in thousands)	Three Months or Less	Over Three Months To Twelve Months	Over One Year To Three Years	Over Three Years	Non- Sensitive	Total
Interest bearing assets:
Cash and due from banks	$51,457	$—	$—	$—	$—	$51,457
Federal funds sold	3,449	—	—	—	—	3,449
Investment securities	22,813	17,746	65,686	213,776	329	320,350
Loans	357,437	98,306	248,382	268,607	—	972,732

Total interest bearing assets	435,156	116,052	314,068	482,383	329	1,347,988

Interest bearing liabilities:
Interest bearing demand and savings	549,392	—	—	—	—	549,392
Money market	139,452	—	—	—	—	139,452
Certificates of deposit under $100,000	27,070	33,343	26,805	12,132	—	99,350
Certificates of deposit $100,000 and over	19,727	23,396	37,028	17,152	—	97,303
Short-term borrowings	2,122	—	—	—	—	2,122

Total interest bearing liabilities	737,763	56,739	63,833	29,284	—	887,619

Period gap	$(302,607)	$59,313	$250,235	$453,099	$329	$460,369

Cumulative interest earning assets	$435,156	$551,208	$865,276	$1,347,659	$1,347,988
Cumulative interest bearing liabilities	737,763	794,502	858,335	887,619	887,619
Cumulative gap	(302,607)	(243,294)	6,941	460,040	460,369
Cumulative interest earning assets to cumulative interest bearing liabilities	58.98%	69.38%	100.81%	151.83%	151.87%
Cumulative gap as a percent of:
Total assets	(21.48)%	(17.27)%	0.49%	32.65%	32.68%
Interest earning assets	(69.54)%	(44.14)%	0.80%	34.14%	34.15%

Gap analysis as of December 31, 2014:

	Amounts Maturing or Re-pricing in
(Dollars in thousands)	Three Months or Less	Over Three Months To Twelve Months	Over One Year To Three Years	Over Three Years	Non- Sensitive	Total
Interest bearing assets:
Cash and due from banks	$21,256	$—	$—	$—	$—	$21,256
Federal funds sold	724	—	—	—	—	724
Investment securities	19,851	19,544	57,692	233,422	329	330,838
Loans	356,028	101,688	226,990	268,022	—	952,728

Total interest bearing assets	397,859	121,232	284,682	501,444	329	1,305,546

Interest bearing liabilities:
Interest bearing demand and savings	533,723	—	—	—	—	533,723
Money market	135,539	—	—	—	—	135,539
Certificates of deposit under $100,000	27,485	36,439	23,980	13,552	—	101,456
Certificates of deposit $100,000 and over	18,811	30,620	35,937	16,071	—	101,439
Short-term borrowings	1,496	—	—	—	—	1,496

Total interest bearing liabilities	717,054	67,059	59,917	29,623	—	873,653

Period gap	$(319,195)	$54,173	$224,765	$471,821	$329	$431,893

Cumulative interest earning assets	$397,859	$519,091	$803,773	$1,305,217	$1,305,546
Cumulative interest bearing liabilities	717,054	784,113	844,030	873,653	873,653
Cumulative gap	(319,195)	(265,022)	(40,257)	431,564	431,893
Cumulative interest earning assets to cumulative interest bearing liabilities	55.49%	66.20%	95.23%	149.40%	149.44%
Cumulative gap as a percent of:
Total assets	(23.34)%	(19.38)%	(2.94)%	31.56%	31.58%
Interest earning assets	(80.23)%	(51.06)%	(5.01)%	33.06%	33.08%

As of March 31, 2015 and December 31, 2014, we had $551.2 million and $519.1 million in assets, and $794.5 million and $784.1 million in liabilities re-pricing within one year, respectively. This means that more of our interest rate sensitive liabilities will change to the then-current rate than our interest rate sensitive assets (changes occur due to the instruments being at a variable rate or because the maturity of the instrument requires its replacement at the then current rate). The ratio of interest earning assets to interest bearing liabilities maturing or re-pricing within one year as of March 31, 2015 and December 31, 2014 is 69.38% and 66.20%, respectively. This analysis indicates that if interest rates were to increase, the gap would result in a lower net interest margin. However, changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of re-pricing of both the asset and its supporting liability can remain the same, thus impacting net interest income. This characteristic is referred to as basis risk, and generally relates to the re-pricing characteristics of short-term funding sources such as certificates of deposit.

Gap analysis has certain limitations. Measuring the volume of re-pricing or maturing assets and liabilities does not always measure the full impact on the portfolio value of equity or net interest income. Gap analysis does not account for rate caps on products, dynamic changes such as increasing prepayment speeds as interest rates decrease, basis risk, embedded options or the benefit of no-rate funding sources. The relation between product rate re-pricing and market rate changes (basis risk) is not the same for all products. The majority of interest earning assets generally re-price along with a movement in market rates, while non-term deposit rates in general move more slowly and usually incorporate only a fraction of the change in market rates. Products categorized as non-rate sensitive, such as our non-interest bearing demand deposits, in the gap analysis behave like long-term fixed rate funding sources. Management uses income simulation, net interest income rate shocks and market value of portfolio equity as its primary interest rate risk management tools.

Impact of Inflation

Our financial statements and related data contained in this prospectus have been prepared in accordance with GAAP, which requires the measure of financial position and operating results in terms of historic dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects a financial institution’s cost of goods and services purchased the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and shareholders’ equity.

Critical Accounting Policies

The Securities and Exchange Commission, or SEC, has issued disclosure guidance for “critical accounting policies.” The SEC defines “critical accounting policies” as those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in future periods.

U.S. Generally Accepted Accounting Principles

Our financial statements are prepared in accordance with GAAP. Our accounting policies are integral to understanding our financial results. Our most complex accounting policies require management’s judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. We have established detailed policies and control procedures intended to ensure that valuation methods are well-controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

Our accounting policies are integral to understanding the results reported. Our significant accounting policies are described in detail in Note 1, Summary of Significant Accounting Policies in the audited Consolidated Financial Statements included in this Prospectus. Not all of the significant accounting policies presented in Note 1 of the audited Consolidated Financial Statements require management to make difficult, subjective or complex judgments or estimates.

Emerging Growth Company

The JOBS Act allows us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards and not commence complying with new or revised accounting standards until private companies must do so. Under the JOBS Act, we may make an irrevocable election to “opt out” of that extended transition period and comply with new or revised accounting standards when public companies that are not emerging growth companies must commence complying with those standards. We have elected to “opt out” of the extended transition period.

Use of Estimates

The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, management evaluates the estimates used. Estimates are based upon historical experience, current economic conditions and other factors that management considers reasonable under the circumstances.

These estimates result in judgments regarding the carrying values of assets and liabilities when these values are not readily available from other sources, as well as assessing and identifying the accounting treatments of contingencies and commitments. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions. The allowance for loan losses, income taxes and fair values of financial instruments are estimates which are particularly subject to change.

Allowance for Loan Losses. The allowance for loan losses represents our estimate of the losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries.

We evaluate our allowance for loan losses quarterly. We believe that the allowance for loan losses, or ALLL, is a “critical accounting estimate” because it is based upon management’s assessment of various factors affecting the collectability of the loans, including current economic conditions, past credit experience, delinquency status, the value of the underlying collateral, if any, and a continuing review of the portfolio of loans. See the footnotes to the audited Consolidated Financial Statements for more detail regarding our allowance for loan losses.

We maintain an ALLL based on a number of quantitative and qualitative factors, including levels and trends of past due and non-accrual loans, asset classifications, loan grades, change in volume and mix of loans, collateral value, historical loss experience, size and complexity of individual credits and economic conditions. Provisions for loan losses are provided on both a specific and general basis. Specific allowances are provided for impaired credits for which the expected/anticipated loss is measurable. General valuation allowances are based on a portfolio segmentation based on risk grading, with a further evaluation of various quantitative and qualitative factors noted above.

We periodically review the assumptions and formulas by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors described above.

Although we believe the levels of our ALLL as of March 31, 2015, December 31, 2014 and 2013 were adequate to absorb losses in the loan portfolio, a decline in local economic, or other factors, could result in increasing losses that cannot be reasonably predicted at this time.

Investment Securities. GAAP requires that available-for-sale investment securities be carried at fair value. We believe this is a “critical accounting estimate” in that the fair value of a security is based on quoted market prices or if quoted market prices are not available, fair values are extrapolated from the quoted prices of similar instruments. Management utilizes the services of a reputable third party vendor to assist with the determination of estimated fair values. Adjustments to the available-for-sale securities fair value impact the consolidated financial statements by increasing or decreasing assets and shareholders’ equity.

Investment securities are impaired when the amortized cost exceeds fair value. Investment securities are evaluated for impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and our intent and ability to retain our investment in the securities for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term “other than temporary” is not intended to indicate that the decline is permanent, but indicates that the prospect for a near-term recovery of value is not favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary and we do not intend to sell the security or it is more likely than not that we will not be required to sell the security before recovery, only the portion of the impairment loss representing credit exposure is recognized as a charge to earnings, with the balance recognized as a charge to other comprehensive income. If management intends to sell the security or it is more likely than not that we will be required to sell the security before recovering its forecasted cost, the entire impairment loss is recognized as a charge to earnings.

Income Taxes. We file our income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity’s proportionate share of the consolidated provision for income taxes.

Deferred income tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is “more likely than not” that all or a portion of the deferred income tax asset will not be realized. “More likely than not” is defined as greater than a 50% probability. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed.

Only tax positions that meet the more-likely-than-not recognition threshold are recognized. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest expense and penalties associated with unrecognized tax benefits are classified as income tax expense in the consolidated statements of income.

Share-Based Compensation. We recognize compensation expense in an amount equal to the fair value of all share-based payments which consist of stock options and RSUs granted to directors and associates. The fair value of each stock option is estimated on the date of grant and amortized over the service period using a Black-Scholes based option valuation model that requires the use of assumptions to estimate the grant date fair value. The estimates are based on assumptions on the expected option life, the level of estimated forfeitures, expected stock volatility and the risk-free interest rate. The calculation of the fair value of share-based payments is by nature inexact, and represents management’s best estimate of the grant date’s fair value of the share-based payments. RSUs are valued at the fair value of the common shares at the date of grant and amortized over the vesting period.

Recent Accounting Pronouncements

The Accounting Standards Codification™, or ASC, is the Financial Accounting Standards Board’s, or FASB, officially recognized source of authoritative GAAP applicable to all public and non-public non-governmental entities. Rules and interpretive releases of the SEC under the authority of the federal securities laws are also sources of authoritative GAAP for us as an SEC registrant. All other accounting literature is non-authoritative.

In August 2014, FASB amended FASB ASC Subtopic 310-40, Receivables — Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure. The amendment requires that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if the following conditions are met: (i) the loan has a government guarantee that is not separable from the loan before foreclosure; (ii) at the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim; and (iii) at the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. The amendment is effective for public business entities for interim and annual periods beginning after December 15, 2014. We have evaluated the impact of the adoption of this amendment and determined there would not be a material effect on our financial position or results of operations.

In June 2014, FASB amended FASB ASC Topic 860, Transfers and Servicing. The amendments in this update require the following two accounting changes: (i) change the accounting for repurchase-to-maturity transactions to secured borrowing accounting; and (ii) for repurchase finance arrangements, require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in a secured borrowing accounting for the repurchase agreement. The amendments also require certain disclosures for securities sold under agreements to repurchase, or repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. The accounting changes are effective for public business entities for the first interim or annual reporting periods beginning after December 15, 2014. The disclosure changes for repurchase agreements are effective for public business entities for annual reporting periods beginning after December 15, 2014. We are currently evaluating the impact of the adoption of the amendments, but does not expect them to have a material effect on our financial position or results of operations.

In January 2014, FASB amended FASB ASC Subtopic 310-40, Receivables — Troubled Debt Restructurings by Creditors. The amendment clarifies that an in substance repossession foreclosure occurs when a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (i) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure; or (ii) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed-in-lieu of foreclosure or through a similar legal agreement. Additionally, the amendment requires interim and annual disclosure of both (i) the amount of foreclosed residential real estate property held by the creditor; and (ii) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendment is effective for public business entities for interim and annual periods beginning after December 15, 2014. We have evaluated the impact of the adoption of this amendment and determined there was not a material effect on our financial position or results of operations.

BUSINESS

Overview

We are a bank holding company, formed in 1998 and headquartered in American Fork, Utah, which is located on the I-15 corridor between the cities of Salt Lake City and Provo. We have 18 banking branches operated through our two wholly-owned banking subsidiaries, BAF and LSB, which began offering banking services in 1913 and 1905, respectively. We provide full-service retail banking in many of the leading population centers in the state of Utah, including a wide range of banking and related services to locally-owned businesses, professional firms, real estate developers, residential home builders, high net-worth individuals, investors and other customers. Our primary customers are small- and medium-sized businesses that require highly personalized commercial banking products and services. We believe we have a strong reputation in our markets. As of September 30, 2014, the BauerFinancial rating for BAF was 5-Star Superior and for LSB was 4-Star Excellent. A substantial portion of our business is with customers who have long-standing relationships with us or who have been referred to us by existing customers. BAF has been recognized through numerous awards and recognitions including the 2014 Community Commitment Award by the American Bankers Association, the 2014 National Community Bank Service Award by the Independent Community Bankers of America and recognition in 2014 as the best community bank by Best of State Magazine.

We are the largest community bank holding company headquartered in the state of Utah based on asset size, deposits, loans and shareholders’ equity. Upon completion of the offering, we will be the only exchange listed, publicly traded community bank holding company in the five state area comprised of Utah, Idaho, Wyoming, Nevada and New Mexico.

We believe we serve highly attractive markets in terms of economic strength, population demographics, competitive dynamics and long-term opportunities for growth. We believe we have a history of building long-term customer relationships and attracting new customers through our service-oriented corporate culture. We focus on educating our customers regarding banking products and services and then work to target products and services to specific customer needs. In addition, we believe that our strong capital position and experienced management team provide the strength and foundation we need to continue to grow our business.

Economic Overview

Our financial performance is affected by economic conditions generally in the U.S. and more directly in Utah. The following discussion summarizes recent economic developments in the U.S. and Utah in the areas in which we operate.

The U.S. economy grew at a modest pace through the year ended December 31, 2014. Real gross domestic product, or GDP, for the year ended December 31, 2014 grew at an annualized rate of 2.4%, compared to a rate of 2.2% for the year ended December 31, 2013, as indicated by the Bureau of Economic Analysis report published by the U.S. Department of Commerce. According to the U.S. Bureau of Labor Statistics, the seasonally adjusted unemployment rate as of December 31, 2014 was 5.6%, compared to 6.7% as of December 31, 2013 and 7.9% as of December 31, 2012. Total existing home sales in the United States for 2014, as expected by the National Association of Realtors, fell 3.1% with existing home sales at 4.93 million, down from 5.09 million in 2013. Inventory levels decreased to a 4.4 months’ supply, or 1.85 million units, as of December 31, 2014 from a 4.9 months’ supply as of December 31, 2013. New home sales have increased to a seasonally adjusted annual rate of 437 thousand for the year ended December 31, 2014 from 429 thousand for the year ended December 31, 2013. Home values, as indicated by the seasonally adjusted Case-Shiller 20 city index, showed an increase of 4.4% from December 31, 2013 to December 31, 2014. Bankruptcy filings, per the U.S. Court Statistics, also improved with total filings down 12.6% for the twelve months ended December 31, 2014, compared to the same period in 2013.

The economy in the state of Utah continues to improve and has recovered more rapidly than the nation as a whole after the recession. Utah’s Real gross domestic product, or GDP, for the year ended December 31, 2013 grew at an annualized rate of 3.8%, which is in line with the average growth rate of 3.9% in the state over the last three years and the seventh highest in the nation, as indicated by the Bureau of Economic Analysis report published by the U.S. Department of Commerce. Utah’s unemployment rate improved to 3.6% in 2014, down from 4.8% in 2013, as reported by the Department of Workforce Services. This improvement was fueled by adding approximately 38,000 jobs over the year, bringing total non-farm employment in the state to 1,329,000. By industry, employment expansion for 2014 included growth of roughly 7.0% in construction, 4.0% in transportation and 4.5 % in professional and business services over 2013. The value of permit authorized construction was $4.7 billion in 2014, as reported by the Bureau of Economic and Business Research, an applied research center in the David Eccles School of Business at the University of Utah. This was a modest decline from $5.0 billion in 2013, but shows continued momentum coming out of the recession as compared to the $3.8 and $3.9 billion reported in 2011 and 2012, respectively. Additionally, the Bureau of Economic and Business Research forecast for permit authorized construction for 2015 is $5.2 billion. Total residential housing units constructed rose from 14,906 in 2013 to 16,000 in 2014. This growth was fueled in part by a 75% increase in the number for apartments units receiving building permits in 2014 over 2013, for a total of 4,400 units. Another improvement in Utah’s economy was a 6.0% decline in bankruptcies, according to the U.S. Court Statistics, during the twelve months ended December 31, 2014.

Market Opportunity

We currently operate through 18 full-service branches including 17 branches located in Utah and one branch located in Preston, Idaho, which is near Logan, Utah. Utah is one of the fastest growing states in the United States in terms of population, ranking 7th in 2014 percentage growth according to the U.S. Census Bureau. Over 75% of Utah’s population is concentrated along Interstate 15 or the I-15 Corridor, specifically within Davis, Weber, Salt Lake and Utah Counties. The next largest population centers in the state are in Washington and Cache Counties. Together with the I-15 Corridor, these counties make up approximately 84.7% of Utah’s population. Most of the major business and economic activity in Utah is located in the counties where we currently have branches. We believe our markets will continue to exhibit high growth rates compared to the rest of the United States. We believe we can further penetrate the population centers in our existing markets and grow in contiguous markets and surrounding states by adding branches and through strategic mergers or acquisitions.

We have successfully executed our growth initiatives to-date through organic growth and a strategic merger through which we acquired LSB. In 2013, we merged with Lewiston Bancorp, the holding company of LSB and its four branches, which expanded our operations into Cache County, Utah, and into the State of Idaho. Lewiston Bancorp was merged into PUB and LSB became a wholly-owned subsidiary of PUB. While the Banks currently have separate charters, we anticipate consolidating the Banks’ charters while continuing to do business under separate names.

The following table shows demographic information for our market areas and highlights Utah’s rapid growth compared to the U.S. as a whole (1).

Area	Percent of 2014 PUB Deposits	Market Share (1)	Market Ranking (1)	2014 Population (2)	% of Utah State 2014 Population	2020 Projected Population (3)	Projected Population Change 2014-2020	2014 Unemployment Rate (4)
Weber County, UT	—	—	—	240,475	8.2%	258,423	7.5%	3.9%
Davis County, UT	1.7%	0.76%	11	329,692	11.2%	356,968	8.3%	3.3%
Salt Lake County, UT	11.2%	0.39%	12	1,091,742	37.1%	1,180,859	8.2%	3.3%
Utah County, UT	65.7%	13.29%	3	560,974	19.1%	668,564	19.2%	3.3%

Total I-15 corridor (5)	78.6%	1.64%		2,222,883	75.5%	2,464,814	10.9%	3.3%
Cache County, UT(6)	21.2%	16.91%	3	118,343	4.0%	139,227	17.6%	3.1%
Washington County, UT	0.2%	—	—	151,948	5.2%	196,762	29.5%	3.9%

Total target markets (5)	100.0%	1.91%		2,493,174	84.7%	2,800,803	12.3%	3.3%
Utah		1.77%	6	2,942,902	100.0%	3,309,234	12.4%	3.5%
United States		— (7)	429	318,857,056		339,540,606	6.5%	5.6%

(1)	SNL: Briefing Book: June 30, 2014 Deposit Market Share — Banks. Non-retail branches are not included.
(2)	U.S. Census Bureau — Vintage 2014 estimates.
(3)	Utah Governor’s Office of Planning and Budget, 2012 Baseline Projections.
(4)	U.S. Bureau of Labor Statistics
(5)	Market Share and 2014 Unemployment Rate totals are based on weighted averages
(6)	Includes 3.30% of our deposits from one branch in Franklin County, Idaho
(7)	U.S. market share for 2014 equals 0.01%

We believe our market area will continue to benefit from increased economic activity and high population growth, and will present opportunities to grow our customer base, resulting in a larger amount of deposits and a larger loan portfolio.

Our Competitive Strengths

Track Record of Successful Growth

We have an established track record of successful growth through organic deposit, asset and branch expansion and our strategic merger through which we acquired LSB. From 2004 to 2014, our total assets grew from $543 million to $1.4 billion, a compound annual growth rate, or CAGR, of 9.7%. During the same period, our total gross loans grew at a CAGR of 8.9%. Our total deposits grew at a CAGR of 10.5% from 2004 to 2014. Further, from 2004 to 2014, our net income increased from $8.9 million to $14.9 million, representing a CAGR of 5.2%. During this period we found ways to offer attractive loan pricing, while maintaining a net interest margin of above 4.0%. From 2010 to 2014, our total assets grew from $842.9 million to $1.4 billion, a CAGR of 12.9%. During the same period, our total gross loans grew at a CAGR of 12.6%, our total deposits grew at a CAGR of 12.8% and our shareholders equity grew at a CAGR of 12.3%. From 2010 to 2014, our net income increased from $3.4 million to $14.9 million, representing a CAGR of 44.6%.

Our net income for the quarter ended March 31, 2015 grew 23.8% to $4.8 million from $3.88 million for the quarter ended March 31, 2014. From March 31, 2014 to March 31, 2015, our total assets grew 6.3% to $1.41 billion from $1.33 billion, and our total deposits grew 5.9% to $1.23 billion from $1.17 billion.

We have expanded organically by increasing our market share in select markets and by entering new markets, such as by opening new branches and loan production offices in Davis and Washington Counties. In addition, in 2014, we grew our assets by 5.2% through organic growth while successfully integrating LSB. As discussed further below, even with this growth we have maintained a strong capital position and strong asset quality, with net charge-offs of only 0.11% for the year ended December 31, 2014. We believe this track record of successful growth positions us to continue to grow in the future, both organically and through acquisition of other banking and financial services companies.

Well Positioned in Growing and Attractive Markets

The state of Utah was the 7th fastest growing state in the United States with population increasing in 2014 by 1.4%, as compared to 0.8% for the United States as a whole. The state’s population is expected to grow an additional 14.1% from 2013 to 2020. This growth generates job creation, commercial development and housing starts. Our operations are focused in the most populous areas of the state, with 84.7% of the state’s population located in our target market areas.

Strong Reputation in our Markets

We believe that we have a strong reputation in our markets, evidenced through numerous awards and recognitions including from the American Bankers Association and the Independent Community Bankers of America and being recognized as the best community bank by Best of State Magazine in 2014. In addition, as of September 30, 2014, the BauerFinancial rating for BAF was 5-Star Superior and for LSB was 4-Star Excellent. We believe our reputation and demonstrated ability to grow successfully, both organically and through mergers or acquisitions, will give us a competitive advantage in these growing markets. We also believe that our reputation has been established through a track record of safe and responsible growth in our target markets. We have been established in our markets for over 100 years with BAF established in 1913 and LSB established in 1905.

Well–Capitalized Position

As of March 31, 2015, we were well capitalized, with an 11.63% Tier 1 leverage ratio and a 16.32% total risk-based capital ratio, both well above the required ratios for community banks of 5% and 10%, respectively. Our capital ratios have been calculated under the Federal Reserve’s new capital rules that became effective on January 1, 2015. We believe this capital position provides a strong foundation for us that will attract additional capital and facilitate our future growth. We also believe this capital position could help us respond to challenges in the event of an economic downturn.

Our Experienced Senior Management Team

Our senior management team has a long and successful history of managing financial institutions. Our senior management team has a demonstrated track record of managing profitable growth, successfully executing and integrating acquisitions, improving operating efficiencies, maintaining a strong risk-management culture and implementing a relationship-based and service-focused approach to banking. Our management team has been with us through periods of economic prosperity and recessionary periods, and we believe our management team understands how to manage and grow our business.

Real Estate Expertise

We believe we have an expertise in real estate related loans, including loans for construction and land development projects and for the purchase, improvement or refinancing of residential and commercial real estate. Real estate activity in our market area has been robust over the last ten years except during the 2009-2010 recessionary period. However, even during the recessionary period of 2009 and 2010 we were able to maintain strong Tier 1 leverage ratios of 11.49% and 11.60%, respectively, total risk-based capital ratios of 14.57% and 16.17%, respectively, and we had a positive net income of $3.1 million and $3.4 million, respectively.

Disciplined Risk Management

Risk management is a core competency of our business and we believe that our risk management approach is robust. We are committed to maintaining internal controls to manage the risk associated with our growth and our concentration in real estate loans. Further, we have identified lending/credit risk and operational risk as the two areas that could have the greatest impact on our capital and have taken steps to mitigate these risks. In order to mitigate and actively manage these areas of risk, we have established procedures and committed experienced personnel to this effort.

Like many other companies, we were affected by the recent financial crisis that began in 2008, and our year-end total assets and annual net income dropped to lows of $810.9 million and $3.1 million, respectively, during 2009. Despite the financial crisis and its effects on our business, we were able to remain profitable while continuing to pay a dividend and maintaining our well capitalized status, in part due to prompt and aggressive management by our senior management team and Board of Directors. We believe our robust approach to risk management has enabled us to grow our loan portfolio without compromising credit quality.

Our Business Strategy

Our goal is to be a high performing financial institution that delivers strong returns to our shareholders as we continue to grow through exceptional employees, who we refer to as associates, through a focus on customer service, and through strong risk management. Key elements of our strategy include the following:

Continue to Grow Organically

We plan to expand organically by increasing our market share in our current markets and by entering new markets. In order to maintain our net interest margin at current levels, we are focused on continuing to fund our organic growth with local, core deposits. To accomplish this, we incentivize our associates to leverage relationships to produce both loan and deposit growth.

We continually monitor and track opportunities in contiguous, attractive growth or deposit-rich markets in Utah. We recently opened our 18th branch, which is our first in St. George, Utah. Since 2003, we have organically added four BAF branches and one LSB branch, two of which have been opened in the last two years, and we intend to add additional branches in key geographic areas over the next several years. Our focus is on finding exceptional associates to continue building our market share in our current markets, as well as to expand into prospective geographic locations that have shown positive long-term demographic and business trends.

We also believe that we can continue to capitalize on our expertise in real estate loans. As of March 31, 2015, 79.4% of our loan portfolio was comprised of real estate loans, including 15.9% construction and development, 56.0% commercial real estate, and 7.5% residential real estate. We believe we have an experienced team of associates with expertise in real estate lending, and we intend to continue to focus on maintaining strong relationships with commercial and residential builders. We believe that as we continue to develop this real estate expertise, we will become more attractive to these commercial and residential builders.

Grow and diversify our loan portfolio

In addition to our expertise in real estate, we believe we can continue to take advantage of opportunities to diversify and grow other areas of our loan portfolio by expanding our C&I lending through our existing branch structure. As of March 31, 2015, 19.0% of our total loan portfolio was in C&I loans. We offer a full range of short to long-term C&I lending products and services and have established a portfolio threshold for this category that we continually monitor. To assist with this growth and diversification, we have recently added experienced commercial lenders to our team and plan to continue to add commercial lenders in our current and target markets.

We have also expanded our SBA lending program. BAF is a preferred lender with the SBA, and we are in the process of applying to have LSB become a preferred lender as well. A preferred lender can approve, package, fund and service SBA loans within a range of authority that is not available to all SBA lenders.

Finally, we have started expanding our leasing portfolio by purchasing leases that fit our policies and procedures. We have loan officers who are experienced in this area and expect our lease portfolio will continue to grow. We also intend to develop a private leasing product to be administered by one of our third party leasing partners, which we believe will help grow this aspect of our portfolio.

Continue to grow through Strategic Mergers or Acquisitions

We believe that we can also continue to grow successfully through strategic mergers or acquisitions, as we showed by adding four LSB branches and the associated $266.3 million in assets in 2013. The LSB merger was the first bank merger without FDIC assistance in Utah since 2007, and we believe that the banking and financial services industry will continue to consolidate in our target markets through whole-bank and branch mergers and acquisitions. We are familiar with the community banks and community bank owners in our markets and surrounding areas, and we believe many of these community banks are open to consolidating and have expense structures that would make them attractive candidates for consolidation. Accordingly, we believe there will be opportunities for strategic mergers or acquisitions over the next several years. In addition, we may pursue acquisitions and mergers of non-bank financial services companies. While our primary focus is to grow our business in Utah, we may take advantage of other opportunities in contiguous states. Although we regularly identify and explore specific acquisition opportunities as part of our ongoing business practices, we have no present agreements or commitments to make any acquisition. Additionally, there can be no assurances that any aspect of our plans for future growth will occur or be successful.

Continue to Improve Operating Efficiencies

We believe that improving our operating efficiencies will continue to be important to our profitability and future growth. We intend to carefully manage our cost structure and refine and implement internal processes to create further efficiencies and enhance our earnings. Further, we believe our systems, risk management structure and operating model are scalable and will enable us to achieve additional operating efficiencies as we grow. We also believe that we will realize additional efficiencies as we continue to integrate LSB. The efficiency ratio is calculated by taking non-interest expense less merger related expenses and dividing that number by the sum of net interest income and non-interest income. Our efficiency ratio for the quarter ended March 31, 2015 and year ended December 31, 2014 was 60.18% and 63.58%, respectively, and we believe that through the efforts described above we can lower this ratio over the next few years.

Hire Additional Motivated and Service-Oriented Personnel

We believe we will be able to continue to develop successful associates from the talented and motivated people living in our market areas and in prospective market areas. We continually seek to find such individuals with varied backgrounds from the communities they serve and we then train them to be successful in developing relationships, serving our customers, and effectively delivering financial services. We combine an internal training program with outside training to ensure that our associates are skilled in their respective areas of responsibility, and to enable us to responsibly maintain our growth. Moreover, our compensation structure allows for some associates to be paid in part on production, which provides incentive bonuses for superior performance and customer development. We strive to mitigate the risks associated with these incentive bonuses by granting low lending limits to individual loan officers, and we require any significant loans to be approved through a credit review. These credit reviews are led by our chief credit officer who works with a committee that independently analyzes the risks associated with each loan, with an eye toward mitigating such risks by ensuring these loans are in compliance with our credit underwriting policies and procedures. Finally, a significant component of these incentive bonuses is based on a review of the credit quality of the loan officer’s loan portfolio, which we believe incentivizes the loan officers to manage the risk of their loan portfolio. Our variable compensation totaled 21.0% of total salary and bonus compensation in 2014.

We have been recognized as one of the best places to work in the state of Utah multiple times over the past decade and we believe our culture enables us to find strong, relationship-oriented associates that combine a customer service mentality with financial services skills.

We emphasize to our associates the importance of providing superior customer service and we train our staff to be able to provide such superior customer service. Whether it is our business development associates who team with our loan officers to obtain new customers and sell additional banking products and services to existing customers, the credit analysts who underwrite our loans and manage our back-office lending functions, or our branch associates who are the primary points of contact for deposit customers and the initial contact persons for customers who come into our branches, all of our associates are encouraged and taught to provide superior customer service.

Maintain and Improve our Safety and Soundness through Strong Risk Management and Capital Levels

We believe that our future growth will require us to actively manage risk, and we are committed to maintaining internal controls to manage the risk associated with our growth and concentration in real estate loans. We continually seek to (i) identify and evaluate risks and trends in all functions of our business, including credit, operations and asset and liability management and (ii) adopt strategies to manage such risks based upon our evaluations. In particular, we actively manage interest rate and market risks by monitoring and reviewing the volume and maturity of our interest sensitive assets to our interest sensitive liabilities in order to mitigate the adverse effects of changes in interest rates.

We focus on originating and maintaining a high quality loan portfolio by employing focused credit analysts, applying disciplined underwriting standards, and benefiting from our directors’ and officers’ deep knowledge of the markets we serve. Our loan personnel are expected to monitor projects and we require inspections to approve construction loan draws. All BAF loans over $4 million must be approved by our BAF directors’ loan committee, which includes our Chief Executive Officer and seven directors of BAF, and all LSB loans over $500,000 must be approved by our LSB directors’ loan committee, which includes the Chief Executive Officer and any two other directors of LSB. Our loan approval process is highly collaborative, with these committees taking an active role in the structuring and pricing of loans. Loan personnel are incentivized to produce high-quality loans, and receive adjustments to their variable compensation packages based on the quality of their portfolio.

We have historically maintained strong capital levels and we plan to continue to maintain these strong capital levels in order to support our future growth and attract new customers. For each year during 2010 to 2014, our year-end Tier 1 leverage capital ratio remained above 11% and our total risk-based capital ratio was above 16%, both well above the required ratios for community banks of 5% and 10%, respectively. We believe that by maintaining these strong capital ratios, we will continue to have a solid foundation for our future growth, both organic and through acquisitions, and that potential customers will see us as a reliable bank with which they want to do business.

Our History

We were formed as a bank holding company in 1998, originally with one subsidiary bank, BAF. BAF is a Utah state-chartered bank that was established in 1913 in American Fork, Utah. We believe that we and BAF have established a track record of safe and responsible growth. BAF expanded to Alpine, Utah in 1974, and then opened five additional branches in Utah County from 1993 to 1998 and one branch in 2008, for a total of eight branches in Utah County. BAF expanded into Salt Lake County in 2001 through the acquisition of one branch, with three additional branches opened since that time, for a total of four in Salt Lake County. BAF expanded to Davis County in 2012 by opening a loan office that subsequently became a branch in Layton, Utah. BAF also expanded its operations to Washington County in 2013 by opening a loan production office in St. George, Utah, which was later converted into a branch in August 2014.

Our growth continued in 2013 when we acquired Lewiston Bancorp, the holding company of LSB. This strategic merger increased our scale and geographic footprint, and we have realized significant synergies from the merger. LSB was formed as a state-charted bank in 1905 and operated from a single location in Lewiston,

Utah, until a second branch was opened in 1996 in North Logan, Utah. Lewiston Bancorp was formed in 1999. The following year, a branch was opened in Preston, Idaho, which required the organization of a separately charted bank in the State of Idaho. From 2000 through 2006, Lewiston Bancorp owned and operated two separate banks. The Idaho bank was merged into the Utah bank in January 2007. LSB further expanded and added a fourth location when the Logan branch was opened in 2012.

Our Business Activities

Our principal business is to utilize deposits and other funding sources in making loans which generate interest income. The principal sources of funds for our loans and investments are demand, time, savings and other deposits, repayment of loans and borrowings. The principal expenses associated with banking are interest paid on deposits, employee compensation, office expenses and other operating expenses. We do not currently offer trust or fiduciary services.

We provide banking services throughout our primary market area to real estate developers, contractors and small- to medium-sized businesses in our market. Many of our real estate customers are involved in the development, construction and resale of commercial and residential properties primarily in Utah, Salt Lake, Davis, Cache and Washington counties. Our business customers are involved in a variety of industries, including light manufacturing, distribution and other services. We also provide a broad range of banking services and products to individuals, including personal checking and savings accounts and other consumer banking products, including electronic banking.

Lending

While we have a 79.4% concentration in real estate loans as of March 31, 2015 and our historical focus has been on real estate lending, we also offer a full range of short- and long-term C&I and consumer lending products and services. We have established portfolio thresholds for each of our lending categories and regularly monitor and evaluate the diversification of our portfolio. We originate a variety of loans, including real estate construction, land acquisition and development, commercial real estate, residential real estate, commercial, and to a lesser extent consumer based loans. From time to time we purchase and sell non-consumer loan participations to or from other banks within our market area. As of March 31, 2015, all outstanding loan participations purchased by us had been underwritten using our standard and customary underwriting criteria and were performing loans.

Our customers are generally comprised of the following groups:

•	Real estate developers and contractors in need of land, construction and permanent financing for commercial and residential developments;

•	Small- to medium-sized businesses in need of secured and unsecured lines of credit through SBA financing or C&I term loans;

•	Individuals in need of residential mortgage products and consumer loan products; and

•	Professionals and professional firms, such as architectural, engineering, and insurance and financial firms, in need of operating facilities.

Our lending activities are concentrated in two main categories: real estate and commercial / industrial.

Real Estate

We are focused on commercial and residential real estate lending throughout a project’s life-cycle, including acquisition and development loans, construction loans, and permanent, long-term mortgage financing.

Construction, Acquisition and Development Loans. Our construction loan portfolio consists of single-family residential properties, multi-family properties and commercial projects. Construction lending entails significant additional risks compared with residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. Construction loans also involve additional risks since funds are advanced while the property is under construction, and has uncertain value prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and whether related loan-to-value ratios will be sufficient to compensate for fluctuations in the real estate market to minimize the risk of loss. Maturities for construction loans generally range from six to 12 months for residential property and from 12 to 18 months for non-residential and multifamily properties.

Our development loans are secured by the entire property being platted and developed. Lending on raw land carries a significant risk of a change in market conditions during the development process. Our borrowers’ projects currently range from small plats of two to six lots to subdivisions with up to 60 lots. We also consider development loans for larger projects. During the development process, we fund costs for site clearing and grading and infrastructure, including utilities and roads. Lot release minimum prices are agreed upon at loan closing. Repayment of the development loan is generally structured to require net sale proceeds from lot sales at a minimum of 125% of the bank’s per-lot exposure. We target most development loans to be paid off at no more than 75% of total development sales. Loan-to-value ratios on development loans typically range from 65% to 75%, depending on the financial strength and experience of the developer. Most development loans have maturities of 12 to 24 months.

Commercial Real Estate Loans. We also originate mortgages for commercial real estate properties. These loans are primarily secured by commercial real estate, including office, retail, warehouse, industrial, and other non-residential properties and are made to the owners or occupants of such properties. The majority of these loans have maturities generally ranging from three to 10 years.

Commercial real estate lending entails significant additional risk compared with the residential mortgage lending. Commercial mortgage loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the repayment of loans secured by income-producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent than is the case with residential mortgage loans, to adverse conditions in the commercial real estate market or in the general economy. Our commercial real estate loan underwriting criteria requires an examination of debt service coverage ratios, the borrowers’ creditworthiness and prior credit history and reputation, and we generally require personal guarantees or endorsements with respect to these loans. In the loan underwriting process, we also carefully consider the location of the property that will be collateral for the loan.

Loan-to-value ratios for non-owner occupied commercial mortgage loans generally do not exceed 75%. We permit loan-to-value ratios of up to 75% if the property is owner-occupied and the borrower has strong liquidity, net worth, and cash flow. We have been active in both the construction lending and permanent financing of our commercial real estate portfolio. Construction and raw land loans are short-term in nature and generally do not exceed 18 months. Permanent commitments are primarily restricted to no greater than 10-year maturities with rate adjustment periods every three to five years when fixed commitments exist.

Our commercial real estate portfolio was comprised of the following property types.

	March 31, 2015		December 31, 2014
Loan Type	$ Outstanding	% of Total Loan Portfolio	$ Outstanding	% of Total Loan Portfolio
	(In thousands)		(In thousands)
Retail	$90,404	16.8%	$86,464	16.6%
Office	252,764	47.0%	240,078	46.0%
Industrial	39,593	7.4%	39,536	7.6%
Multi-family	107,876	20.1%	112,489	21.6%
Agriculture	36,004	6.7%	27,163	5.2%
Other	10,811	2.0%	15,806	3.0%

Total commercial real estate	$537,452	100.0%	$521,536	100.0%

Residential Mortgage Loans. Our residential mortgage loans consist of residential first and second mortgage loans, residential construction loans and home equity lines of credit and term loans secured by first and second mortgages on the residences of borrowers. Second mortgage loans and home equity lines of credit are used for home improvements, education and other personal expenditures. We make mortgage loans with a variety of terms, including fixed, floating and variable interest rates and a variety of loan maturities. We sell substantially all of the first lien residential mortgage loans that we originate to larger financial institutions. We provide loan servicing for FNMA and Freddie Mac mortgage loans on a limited basis.

Residential mortgage loans generally are made on the basis of the borrowers’ ability to repay the loan from his or her salary and other income and are secured by residential real estate, the value of which is generally readily ascertainable. These loans are made consistent with our appraisal and real estate lending policies, which detail maximum loan-to-value ratios and maturities. Residential mortgage loans and home equity lines of credit secured by owner-occupied property generally are made with a loan-to-value ratio of up to 75%.

Commercial and Industrial:

Commercial and Industrial Loans. We make C&I loans to qualified businesses in our market area. Our commercial lending portfolio consists primarily of C&I loans for the financing of accounts receivable, inventory, property, plant and equipment. We also offer loans guaranteed by the SBA.

C&I loans typically are made on the basis of the borrower’s ability to repay the loan from the cash flow from its business and are secured by business assets with less easily determinable or achievable value, such as accounts receivable, equipment and inventory. Lines of credit typically have a twelve month commitment with a variable rate and are secured by the asset that is being financed. In cases of larger commitments, a borrowing base certificate may be required to determine eligible collateral and advance parameters. Term loans seldom exceed 84 months, but in no case exceed the depreciable life of the tangible asset being financed.

To manage these risks, our policy is to secure the commercial loans we make with both the assets of the borrowing business and other additional collateral and guarantees that may be available. In addition, we actively monitor certain measures of the borrower, including advance rate, cash flow, leverage, collateral value and other appropriate credit factors.

Leasing. In 2012, BAF developed relationships with several private leasing companies located in Utah. Through such relationships, BAF purchases leases that fit its policies and procedures. BAF’s lease portfolio consists primarily of various types of mission-critical equipment utilized by commercial and industrial customers, which are located throughout the U.S. BAF has lending officers who have extensive backgrounds in leasing. Leases are purchased directly from the lease originator, or in some cases a loan is made to the originator and the lease secures the loan. We underwrite lease portfolios prior to purchase. As of March 31, 2015, BAF had approximately $19.4 million of leases in its portfolio. LSB will begin leasing in 2015 with the same lease origination partnerships as BAF. We intend to grow our lease portfolio in a careful, measured way with an emphasis on sound underwriting. BAF is currently exploring development of a private label leasing product that may be administered by one of the leasing companies or possibly internally. Either way, the program would be subject to BAF’s current leasing policy and underwriting standards. Our leasing program is subject to the same general risks as our lending activities, including credit and interest rate risks, and the difficulty of attracting necessary personnel, among others. These risks would similarly apply if we decide to proceed with a private label leasing product. While there would likely be significant startup costs associated with starting a private label leasing product, we believe this could also lead to enhanced revenue and profitability. For a further general discussion of each of these types of risks, see the risk factors located elsewhere in this prospectus.

Consumer Loans

Consumer Loans. Our consumer loans consist primarily of installment loans made to individuals for personal, family and household purposes. The specific types of consumer loans we make include home equity loans, home improvement loans, automobile loans, debt consolidation loans and general consumer lending.

Consumer loans may entail greater risk than real estate loans, particularly in the case of consumer loans that are unsecured, such as lines of credit, or secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans. A loan may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loan, such as a bank, and a borrower may be able to assert against such assignee claims and defenses that it has against the seller of the underlying collateral.

Our policy for consumer loans is to accept moderate risk while minimizing losses, primarily through a careful credit and financial analysis of the borrower. In evaluating consumer loans, we require our lending officers to review the borrower’s level and stability of income, past credit history, amount of debt currently outstanding and the impact of these factors on the ability of the borrower to repay the loan in a timely manner. In addition, we require our banking officers to maintain an appropriate margin between the loan amount and collateral value.

We also issue credit cards to certain of our customers. In determining to whom we will issue credit cards, we evaluate the borrower’s level and stability of income, past credit history and other factors. Finally, we make additional loans that are not classified in one of the above categories. In making such loans, we attempt to ensure that the borrower meets our loan underwriting standards.

SBA Loans

BAF has been a SBA Preferred Lender since 2002. As a Preferred Lender, BAF can approve a loan within the authority delegated to it by the SBA and not be required to go through the SBA directly on a per loan basis. LSB anticipates entering the SBA lending arena in 2015.

SBA loans fall into two categories, loans originated under the SBA’s 7(a) Program, or SBA 7(a) Loans, and loans originated under the SBA’s 504 Program or SBA 504 Loans. Though SBA 7(a) Loans can be utilized to purchase or construct real property, we primarily use the 7(a) program for working capital, inventory, or equipment needs and loans, which are included in our C&I loans. As of March 31, 2015, SBA 7(a) Loans represented approximately $22.0 million, or 12.1%, of our total C&I loans.

SBA 504 loans typically do not have an SBA guaranty, but rather, a low 50% loan to value ratio due to the assistance of the 504 program. For this reason, we generally record the SBA 504 loans as commercial real estate. As of March 31, 2015, our total SBA 504 loans totaled $57.6 million, or 8.3%, of total CRE loans.

Our SBA lending program, and portions of our real estate lending, are dependent on the continual funding and programs of certain federal agencies or quasi-government corporations, including the SBA.

Loan Underwriting and Credit Policies:

Our Board of Directors establishes our lending policies and the Banks adopt such policies with further modifications to fit their respective markets. These lending policies are reviewed at least annually and evaluated from time to time by senior lending management and our Board of Directors. Key elements of our current policies are debt service coverage, monitoring concentration levels and maintaining strict approval and underwriting procedures.

Debt Service Coverage. Our risk management philosophy is to extend credit only when an applicant has proven cash flow to service the proposed debt. Additionally, it is generally necessary for the applicant to demonstrate an independent secondary source of repayment.

Monitor Concentration Levels. We have established maximum concentration for each loan type and regularly monitor and evaluate the diversification of our loan portfolio. We have significant concentration in real estate loans. Approximately 79.4% of our loans as of March 31, 2015 are real estate related.

Loans to One Borrower. In addition to the maximum concentration for loan types, state banking law generally limits the aggregate extensions of credit that a bank may make a single borrower. Under Utah law, the aggregate extensions of credit that a bank may make to a single borrower generally may not exceed 15% of the bank’s Tier 1 capital (approximately $21.5 million for BAF and $4.8 million for LSB as of March 31, 2015). Our largest extension of credit to one borrower as of March 31, 2015 was $16.4 million, collateralized primarily by commercial real estate.

Approval and Underwriting Procedures. All loan requests must be approved under specified approval guidelines, based upon Board approved authorities. BAF and LSB each maintain their own board approvals and loan committee approvals although members of each Bank serve on the loan committee of the other Bank. Credit approval authority has four levels, as listed below from lowest to highest level. Management believes the current authority levels are appropriate to ensure overall credit quality, while ensuring we are able to respond in a timely manner to lending opportunities. Any conditions placed on loans in the approval process must be satisfied before our credit administration will release loan documentation for execution. Our credit administration works independently of loan production and has full responsibility for all loan disbursements.

BAF Lending Authorities:

•	Individual Authorities — Branch Managers typically have credit approval authority to loan up to $300,000 for secured loans provided there are no exceptions to loan policy. Within this authority, there are typically sub-limits for unsecured loans, equipment secured, accounts receivable and inventory secured loans, and other types of loans.

•	Regional Loan Committee — The Regional Loan Committee meets as needed, and consists of the Senior Vice President — Regional Managers and Branch Managers within each region. The committee has credit approval authority to approve secured loans up to $750,000 and unsecured loans up to $50,000.

•	Loan Committee — The Loan Committee which generally meets twice a week, and consists of the Senior Vice President — Chief Credit Officer, the Senior Vice President — Loan Administration, the

President/Chief Executive Officer and other senior lending officers. The committee has unlimited credit approval authority for secured loans and unsecured loans, subject to ratification by the Board Loan Committee for real estate secured loan total aggregate debt relationships over $4.0 million and non-real estate secured loan total aggregate debt relationships over $2.5 million. If a credit decision requires immediate attention, a Senior Committee (consisting of the Chief Credit Officer, Chief Credit Administration Officer, and one Senior Vice President/Region Loan Manager) has the same approval authority as the Loan Committee.

•	Board Loan Committee — The BAF Board Loan Committee is comprised of nine directors, including our Chairman, Vice Chairman, President and Chief Executive Officer and Chief Financial Officer, with five committee members required for a quorum. All real estate secured loans and/or aggregate real estate loan secured relationships of $4.0 million and above or total aggregate non-real estate secured debt relationships exceeding $2.5 million require the ratification of this committee. The committee meets weekly to ratify loans approved by BAF’s Loan Committee. This committee has approval authority up to our legal lending limit, which was approximately $21.5 million as of March 31, 2015.

LSB Lending Authorities:

•	Individual Authorities — Branch Managers typically have credit approval authority to loan up to $100,000 for secured loans provided there are no exceptions to loan policy. Within this authority, there are typically sub-limits for unsecured loans, equipment secured, accounts receivable and inventory secured loans, and other types of loans.

•	LSB Loan Committee — The LSB Loan Committee consists of the LSB President and Chief Executive Officer, Senior Vice President — Chief Credit Officer, and other senior lending officers. The committee has credit approval authority to approve secured loans over $300,000 and unsecured loans over $100,000.

•	LSB Board Loan Committee — The LSB Board Loan Committee is comprised of LSB’s President and Chief Executive Officer and two directors, with two committee members required for a quorum. All loans of $500,000 or more or loans where the total related debt exceeds $2.0 million require the ratification of this committee. The committee meets weekly to ratify loans approved by the LSB’s Loan Committee. This committee has credit approval authority to approve up to our legal lending limit, which was approximately $4.8 million as of March 31, 2015.

Loan Grading and Loan Review. We seek to quantify the risk in our lending portfolio by maintaining a loan grading system consisting of seven different categories (Grades 1-9). The grading system is used to determine, in part, the provision for loan losses. The first five grades in the system are considered satisfactory. The other four grades range from a “Special Mention” category to a “Loss” category.

The originating loan officer initially assigns a grade to each credit as part of the loan approval process. Such grade may be changed as a loan application moves through the approval process. In addition to any dollar limitations that may require higher credit approval authority, each loan that is graded “Substandard” or worse requires prior approval of the applicable Bank.

The grade on each individual loan is subject to review from time to time, and may be changed if warranted. Each Bank’s senior lending officers, review monthly a listing of “Watch List” loans consisting of loans over 60 days past due, graded 6 or higher or that are past due and can make changes to the loan grades. Additionally, changes in the grade for a loan may occur through any of the following means:

•	random reviews of the loan portfolio conducted by senior lending officers;

•	loan reviews conducted by an outside loan reviewer and the internal loan reviewer;

•	bank regulatory examinations; and

•	monthly action plans submitted to the Chief Credit Officer by the responsible lending officers for each credit on the Watch List.

Special Mention — Grade 6. Generally acceptable asset quality, but frequent and thorough monitoring is required as temporary credit weaknesses may extend beyond financial into managerial and demographic issues. Borrowers may have strained cash flow and less-than-anticipated performance. Borrowers may have possible management weaknesses, perhaps demonstrated by an irregular flow of adequate or timely performance information required to support the credit. Borrowers may have a plausible plan to correct problems in the near future without material uncertainties. Borrowers may lack reserve capacity, so their risk rating will generally either improve or decline in a relatively short time frame since results of corrective actions should be apparent within 6 months or less. These loans exhibit an increasing reliance on collateral for repayment.

Loan Delinquencies. When a borrower fails to make a committed payment, we attempt to cure the deficiency by contacting the borrower to seek payment. Habitual delinquencies and loans delinquent 60 days or more are reviewed by the Chief Credit Officer regularly for possible changes in grading. Trends in loan delinquencies and non-performing loans are reviewed by our Board of Directors at each monthly board meeting. Our Special Asset Department was formed during the recession and meets quarterly to review classified assets. The Special Asset Department is comprised of senior lending officers and selected members of our Board of Directors.

Classified Assets. Federal regulations require that each insured bank classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, examiners have authority to identify problem assets, and, if appropriate, classify them. We use grades 7 through 9 of our loan grading system to identify potential problem assets. We had $20.4 million in classified loans as of March 31, 2015.

The following describes grades 7 through 9 of our loan grading system:

•	Substandard — Grade 7. Unacceptable business credit; asset is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Though no loss is envisioned, the outlook is sufficiently uncertain to preclude ruling out the possibility; some liquidation of assets will likely be necessary as a corrective measure. Assets in this category may demonstrate performance problems such as cash flow deterioration trends including current or long-term debt service deficiencies with no immediate relief; borrower’s inability to adjust to prolonged and unfavorable industry or economic trends; management character and/or effectiveness have become suspect.

•	Doubtful — Grade 8. Undesirable credit with loss potential. An asset classified doubtful has all the weaknesses inherent in one classified substandard with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors which may work to the advantage and strengthening of the asset, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral, and refinancing plans. At the point where a loss is identified, all or that portion deemed a loss is immediately classified as “Loss” and charged off.

•

Loss — Grade 9. Total loss is expected. An uncollectible asset or one of such little value that it does not warrant classification as an active, earning asset. Such an asset may, however, have recovery or salvage value, but not to the point of deferring full write-off, even though some recovery may occur in the future. Our policy is to charge off such assets as a loss during the accounting period in which they were identified. These assets have been determined to have identifiable, uncollectible components. Typically, a partial charge-off of the loss will have occurred, and the balance remaining would be reflective of management’s best estimate of collectability.

Our Investment Activities

Our investment strategy is designed to be complementary to and interactive with our cash position; borrowed funds; quality, maturity, stability and earnings of loans; nature and stability of deposits; capital and tax planning. Investment securities consist primarily of U.S. Agency issues and municipal bonds. In addition, for bank liquidity purposes, we use Federal Funds Sold which are temporary overnight sales of excess funds to correspondent banks. Our securities portfolio is managed in accordance with guidelines set by our investment policy. Specific day-to-day transactions affecting the securities portfolio are managed by the treasury officers of the Banks. These securities activities are reviewed monthly by our Board of Directors.

Our general objectives with respect to our investment portfolio are to:

•	achieve an acceptable asset/liability gap position based on our separate policy related to asset and liability management that provides guidance for how investments are to be used to manage asset and liability gaps;

•	provide a suitable balance of quality and diversification to our assets;

•	provide liquidity necessary to meet cyclical and long-term changes in the mix of assets and liabilities;

•	provide a stable flow of dependable earnings;

•	maintain collateral for pledging requirements; and

•	manage interest rate risk.

Deposit Products and Other Sources of Funds

Our primary sources of funds for use in our lending and investing activities consist of:

•	deposits;

•	maturities and principal and interest payments on loans and securities; and

•	other short-term borrowings.

We closely monitor rates and terms of competing sources of funds and utilize those sources we believe to be the most cost-effective, consistent with our asset and liability management policies.

Deposits. The following shows our basic deposit mix.

	March 31, 2015		December 31, 2014
(in thousands)	Amount	% of Total Deposits	Amount	% of Total Deposits
Non–interest bearing deposits	$347,965	28.2%	$327,075	27.3%
Interest bearing deposits:
Interest bearing demand and savings	549,391	44.5%	533,721	44.5%
Money market	139,452	11.3%	135,911	11.3%
Certificates of deposit under $100,000	109,563	8.9%	101,086	8.4%
Certificates of deposit $100,000 and over	87,091	7.1%	101,440	8.5%

Total interest bearing deposits	885,497	71.8%	872,158	72.7%

Total deposits	$1,233,462	100.0%	$1,199,233	100.0%

An important balance sheet component affecting our net interest margin is the composition and cost of our deposit base. We can improve our net interest margin to the extent that growth in deposits can be focused in the less volatile and somewhat more traditional core deposits, or total deposits less CDs greater than $100,000, commonly referred to as Jumbo CDs. We attempt to price our deposit products competitively with other financial institutions in our marketplace in order to promote deposit growth and satisfy our liquidity requirements and offer a variety of deposit products in order to satisfy our customers’ needs.

We provide a wide array of deposit products. We have historically relied upon, and expect to continue to rely upon, deposits to satisfy our needs for sources of funds. We offer regular checking, rewards checking, savings and money market deposit accounts. We also offer fixed-rate, fixed maturity retail CDs ranging in terms from 30 days to six years, individual retirement accounts and Jumbo CDs. LSB also offers Health Savings Accounts to its customers. The primary sources of deposits are small-and medium-sized businesses and individuals within our target market. Senior management has the authority to set rates within specified parameters in order to remain competitive with other financial institutions in our market area. All deposits are insured by the Federal Deposit Insurance Corporation, or FDIC, up to the maximum amount permitted by law. We have a service fee schedule, which we believe is competitive with other financial institutions in our market, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and other similar fees.

In 2008, BAF implemented a deposit product named “MyRate” Checking. This product allows a customer to earn a premium interest rate by meeting certain account requirements, including a minimum monthly amount of electronic transfers and debit card usage and only receiving electronic statements for this account. Although the rate paid is higher, the overall net costs on this product are lower which results in higher net income to us. In the first quarter of 2015, LSB adopted the “MyRate Checking” product.

We intend to continue our efforts at attracting deposits from our business lending relationships in order to reduce our cost of funds and improve our net interest margin. Also, we believe that we have the ability to attract sufficient additional funding by re-pricing the yields on our CDs in order to meet loan demands during times that growth in core deposits differs from loan demand. In order to fund loan demand, we have also utilized funding from two programs offered by Promontory Interfinancial Network called Certificate of Deposit Registry Service CDARS and Insured Cash Sweep or ICS. This relationship allows the Banks to utilize a national network of banks to offer deposit insurance coverage for large depositors. This protection occurs in deposit increments of less than $250,000 per participating bank to ensure that both principal and interest are eligible for full FDIC insurance. We initiated an Internet-based deposit product in 2007, which we branded as “SaveSmart”, where we have attracted deposits by offering competitive rates on savings accounts.

In addition to our traditional marketing methods, we attract new customers and deposits by:

•	expanding long-term business customer relationships, including referrals from our customers; and

•	deploying business development personnel to work new leads with loan officers and branch managers to obtain new business customers.

Other Borrowings. We may occasionally use our overnight credit to support liquidity needs created by seasonal deposit flows, to temporarily satisfy funding needs from increased loan demand, and for other short-term purposes. BAF has a line of credit with a regional correspondent financial institution pursuant to which we can borrow up to $20.0 million on an unsecured basis. The correspondent financial institution may impose collateral requirements or terminate the line of credit at any time. LSB has lines of credit available for borrowings totaling up to $9.0 million. We have the collateral capacity to borrow up to $20.0 million from the Federal Reserve. We also borrow from the FHLB pursuant to an existing commitment based on the value of the collateral pledged which generally consists of certain real estate loans. As of March 31, 2015, FHLB borrowings of up to $216.0 million are available to BAF and $57.5 million are available to LSB and have been utilized based on favorable pricing opportunities. In September 2014, the Federal Housing Finance Agency, or FHFA, proposed a rule that would revise the requirements for financial institutions to apply for and retain membership in one of the 12 Federal Home Loan Banks. If adopted, the proposed rule would revise FHFA’s existing membership regulation to ensure that members maintain a commitment to housing finance and that only eligible entities can gain access to FHLB advances and the benefits of membership. However, it is unknown at this time whether a final rule, if adopted, would affect the membership status of the Banks.

Other Products and Services

We offer a variety of other products and services, including:

•	Mobile and Internet Banking. We believe there is a strong demand within our market for mobile and Internet banking. These services allow both consumer and business customers to access detailed account information and manage their accounts, including on-line balance transfers and bill payment. These services enable our customers to conduct their banking business and monitor their bank accounts from remote locations and at any time. We believe our mobile and Internet banking services are invaluable in attracting and retaining customers and we encourage customers to consider us for all their banking and financial needs.

•	Automatic Teller Machines, or ATMs. We provide ATM services at all of our branches and offer ATM fee reimbursement to our customers, allowing them to use certain ATM networks nationwide without paying a per transaction fee. Each checking and deposit account has a monthly reimbursement limit. Our ATMs provide for cash withdrawals, balance transfers and inquiries, and check or cash deposits.

•	Business Cash Management Services. We offer cash management systems to assist our business customers with their day-to-day funds management. This includes the ability to originate electronic payments and withdrawals, create wire transfers, and request stop payments.

•	Remote Deposit Capture. This product, branded “ExpressDeposit” at BAF and “Merchant Check Capture” at LSB, allows businesses to send their deposits electronically to the Banks, which allows us to reach a larger group of business customers that are not close to one of our physical locations. This product gives us an edge in gaining new customers and it contributes to the growth of our deposits. We primarily target professional service companies, preferably with multiple offices including real estate offices, attorneys, doctors, dentists and accountants.

•	Bill Pay. We offer a user-friendly bill payment product that was designed to meet our customers’ needs. This payment system allows our customers to pay bills electronically or by check. Customers can also utilize the bill presentment feature or future date their bills for a time period such as a vacation when they may not be accessible at the time their bills are due.

•	Other Products. We offer other banking-related specialized products and services to our customers, such as cashier’s checks, money orders, credit and debit cards, and safe deposit services.

Risk Management

We are committed to maintaining internal controls to manage the risk associated with our growth and concentrations in real estate loans. We have identified lending/credit risk and operational risk as the two areas that could have the greatest impact on capital. In order to mitigate and actively manage these areas of risk, we have established sound procedures and committed experienced human resources to this effort.

We have focused our risk management in the following areas:

•	Our Board established the Enterprise Risk Management Committee to monitor all material risks of PUB;

•	Our executive management reviews material risks monthly;

•	Our loan administration is managed by PUB’s Senior Vice President — Loan Administration and staffed to maintain all credit policies and procedures, loan documentation, disbursement of loan proceeds and to review the integrity of the credit risk rating system;

•	Our operations administration is managed by PUB’s Senior Vice President — Chief Operations Officer and includes staff experienced in compliance with banking regulations and in information technology and related security issues;

•	Our Internal Audit Department reports its independent audit findings directly to our Board’s Audit and Compliance Committee. This department performs audits and reviews of loan grades, loan documentation, regulatory compliance and other areas of higher risk profile; and

•	Our general counsel coordinates the efforts of our compliance officers with respect to our risk management programs.

We believe that our organization allows management to maintain an accurate understanding of risk levels at all times. With this level of understanding, strategic plans are developed with the risk parameters designed to protect our capital.

The FDIC has given guidance recommending that if the sum of (i) certain categories of commercial real estate, or CRE, loans and (ii) acquisition, development and construction, or ADC, loans exceeds 300% of total risk-based capital, or if ADC loans exceed 100% of total risk based capital, heightened risk management practices should be employed to mitigate risk. As of March 31, 2015, our ratio for the sum of CRE and ADC loans was 221.9% and our ratio for ADC loans was 93.0%. Our concentration in ADC loans is cyclical and tends to increase in the second and third quarters of each year as demand for ADC loans increases. An increase in ADC loan concentration could cause our ratio for ADC loans to increase and even exceed the FDIC’s guideline. We have exceeded these guidance ratios at times in the past and may do so in the future. If we exceed the FDIC’s guidelines and do not manage the risk of our CRE and ADC loans, we may be subject to regulatory scrutiny including a requirement to raise additional capital, reduce our loan concentrations or undertake other remedial actions.

Training Program

We have a training facility which houses interactive training stations in a classroom setting. We are using the training program to provide continuing education and regulatory training, as well as general operational training for all new hires. The program covers all aspects of banking, from regulatory and financial topics to customer courtesy and sales. We keep track of each associate’s training performance. This training program has allowed us to hire individuals that meet our criteria for a high customer-service culture.

Competition

The banking and financial services business in our market areas is highly competitive. This increasingly competitive environment is a result primarily of growth by the large national banks and credit unions, changes in regulation, changes in technology and product delivery systems, and the accelerating pace of consolidation among financial services providers. We compete for loans, deposits and customers with other commercial banks, local community banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions and other non-bank financial services providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader range of financial services than we can offer.

Competition for deposit and loan products remains strong from both banking and non-banking firms, and this competition directly affects the rates of those products and the terms on which they are offered to customers. Price competition for deposits may adversely affect our ability to generate low cost core deposits in our primary market areas sufficient to fund our asset growth. As a result we may seek alternative funding through borrowings and may need to price our deposit products more aggressively, resulting in an increase in our costs of funding and a reduction in our net interest margin. While our deposit base has increased, several larger banks have grown their deposit market share in our markets faster than we have resulting in a declining relative deposit market share for us in our existing markets. We believe our declining relative market share in deposits has resulted primarily from aggressive marketing and advertising, branch expansion, expanded delivery channels and more attractive rates offered by larger bank competitors. Technological innovation continues to contribute to greater competition in domestic and international financial services markets. Many customers now expect a choice of several delivery systems and channels, including telephone, mail, internet banking, mobile banking and ATMs.

According to SNL: Briefing Book: 2014 Deposit Market Share — Banks, excluding non-retail branches (SNL Report), BAF is the twelfth largest bank among all banks operating in Salt Lake County with a deposit market share of 0.4% and is the third largest bank in Utah County with a deposit market share of 13.3%. BAF is the eleventh largest bank in Davis County with a deposit market share of 0.8%. Our St. George branch was opened in August of 2014 and has no reported market share in Washington County. LSB is the third largest bank in Cache County with a deposit market share of 16.9%. LSB is the largest bank in Franklin County, ID where we have our Preston branch, with a 33.0% deposit market share.

Industrial loan companies, or industrial banks, are financial institutions that loan money and may be owned by non-financial institutions. For historical reasons, most industrial banks are headquartered in a small number of states, including Utah, California, Nevada and Colorado. Many of the largest industrial banks are headquartered in Utah. However, most of the Utah industrial banks are owned or controlled by major industrial corporations or financial services firms based outside of Utah, and their deposits are primarily from customers residing outside of Utah. As a result, we do not consider most Utah industrial banks to be our competitors for deposits.

According to the SNL Report, our largest competitors by county are as follows:

County	Largest Competitor	Competitor’s Market Share
Davis County	Wells Fargo & Co.	31.34%
Salt Lake County	JP Morgan Chase & Co.	35.12%
Utah County	Wells Fargo & Co.	25.42%
Cache County	Zions Bancorp	29.82%
Washington County	Zions Bancorp	31.45%
Franklin County, ID	Wells Fargo & Co.	29.58%
State of Utah	Wells Fargo & Co.	39.19%

Credit union organizations are also competitors for customer deposits in Utah and have added pressure to our ability to retain and attract deposits. According to the SNL Report, total 2014 deposits for the state of Utah were approximately $78.6 billion, of which credit unions held approximately $15.4 billion or 19.6% of total deposits in Utah. This is an increase in total credit union deposits from approximately $13.4 billion in 2010, but a decrease in market share from 20.7% of total Utah deposits in 2010 of approximately $65.0 billion.

Increased regulation and mergers between financial institutions have placed additional pressure on banks to consolidate their operations, reduce expenses and increase revenues to remain competitive. In addition, competition has intensified due to federal and state interstate banking laws, which permit banking organizations to expand geographically with fewer restrictions than in the past.

We have been able to develop a loyal borrower and depositor base by providing personalized service, offering competitive products and employing state-of-the art technology to customers as evidenced by mobile banking and remote deposit capture services.

Information Technology Systems

We have made significant investments in core informational technology systems for our banking and lending operations and management activities. These computer systems automate bank transactions for our branches, mortgage originations, other loans and electronic banking, database and direct response marketing, and provide cash management, streamlined reporting and reconciliation support as well as sales and customer service support.

With this investment in technology, the Banks offer Internet-based and mobile device-based delivery of products for both consumer and business customers. Customers can open accounts, check balances, check account history, transfer funds, pay bills, use interactive calculators and correspond via e-mail with us using the Internet or mobile devices. The Internet provides an inexpensive way for the Banks to expand geographic reach and branch activities while providing the kinds of services one would expect from larger banks.

Our primary banking and accounting systems are third party software platforms operated on an in-house basis; however, we outsource certain of our information technology systems including our EFT, credit and debit card and transaction processing and our online mobile phone/Internet bill payment and banking services to third party service providers to the banking and lending industries, principally Jack Henry, Inc. and its affiliates. While there are risks associated with outsourcing these systems, including the potential interruption of our operations as a result of the failure of a third party’s system or the termination of its service, we believe these risks are outweighed by the advantages of outsourcing, particularly the flexibility these systems offer us to upgrade and scale these systems and services to accommodate our growth without requiring us to invest substantial additional capital and staff resources.

Legal Proceedings

There are no material pending legal proceedings to which we or our subsidiaries are a party or to which any of our properties are subject. There are no material proceedings known to us to be contemplated by any governmental authority. We are involved in a variety of litigation matters in the ordinary course of our business and anticipate that we will become involved in new litigation matters from time to time in the future.

Principal Properties

We conduct our business through our executive office, located in American Fork, Utah, with approximately 7,300 square feet of office space. We also conduct our business through our 18 full-service branch offices in Utah, Salt Lake, Davis, Cache and Washington counties in Utah and in Preston, Idaho. We own 14 of our branch properties and lease four branch properties. We also sublease portions of one of our buildings to other tenants under short-term lease arrangements. We believe that the leases to which we are subject are generally on terms consistent with prevailing market terms, and none of the leases are with our affiliates. We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.

Employees

We refer to our employees as associates. We had a total of 367 full-time equivalent associates as of March 31, 2015 and 419 total associates. Our associates are not represented by a labor organization, and we are not aware of any activity seeking such organization. We believe that our relationship with our associates is good.

SUPERVISION AND REGULATION

The following is a general summary of the material aspects of certain statutes and regulations that are applicable to us. These summary descriptions are not complete, and you should refer to the full text of the statutes, regulations, and corresponding guidance for more information. These statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict these future changes or the effects, if any, that these changes could have on our business or our revenues.

General

As a registered bank holding company, PUB is subject to regulation, supervision and examination by the Federal Reserve under the Bank Holding Company Act, or BHCA. In addition, as Utah state-chartered banks that are not members of the Federal Reserve, the Banks are subject to primary regulation, supervision and examination by the FDIC and their state banking regulator, the Utah Department of Financial Institutions or UDFI. Supervision, regulation, and examination of PUB and the Banks by the bank regulatory agencies are intended primarily for the protection of consumers, bank depositors and the FDIC, rather than holders of our capital stock.

Recent Changes as a Result of the Dodd-Frank Act

In addition to the framework of regulation and supervision referenced above, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, created the CFPB, a new federal regulatory body with broad authority to regulate the offering and provision of consumer financial products and services. However, the authority to examine depository institutions with $10.0 billion or less in assets, such as the Banks, for compliance with federal consumer laws remains largely with our primary federal regulator, the FDIC. However, the CFPB may participate in examinations of smaller institutions on a “sampling basis” and may refer potential enforcement actions against such institutions to their primary regulators.

As a result of the Dodd-Frank Act, the regulatory framework under which PUB and the Banks operate has changed and will continue to change substantially over the next several years. The Dodd-Frank Act brought about a significant overhaul of many aspects of the regulation of the financial services industry, addressing issues including, among others, systemic risk, increased capital requirements, deposit insurance assessments, consumer financial protection, interchange fees, lending limits, mortgage lending practices, and changes among the bank regulatory agencies. Many of the provisions of the Dodd-Frank Act became effective upon enactment, while others are subject to further study, rulemaking, and the discretion of regulatory bodies and have only recently taken effect or will take effect in the coming years. In light of these significant changes and the discretion afforded to federal banking regulators, we cannot fully predict the effect that compliance with the Dodd-Frank Act or any implementing regulations will have on our business or our ability to pursue future business opportunities.

Holding Company Regulation

Permitted Activities

Under the BHCA, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than five percent of any class of the voting shares of any company that is not a bank or bank holding company and that is engaged in, the following activities:

•	banking or managing or controlling banks;

•	furnishing services to or performing services for our subsidiaries; and

•	any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking, including:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property;

•	operating a non-bank depository institution, such as savings association;

•	performing trust company functions;

•	conducting financial and investment advisory activities;

•	conducting discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions;

•	performing selected insurance underwriting activities;

•	providing certain community development activities (such as making investments in projects designed primarily to promote community welfare); and

•	issuing and selling money orders and similar consumer-type payment instruments.

While the Federal Reserve has found these activities in the past acceptable for other bank holding companies, the Federal Reserve may not allow us to conduct any or all of these activities, which are reviewed on a case by case basis.

In addition to the foregoing list of permissible activities, under the BHCA, a bank holding company may also file an election with the Federal Reserve to be treated as a “financial holding company” and engage in an expanded list of financial activities, subject to certain eligibility requirements. We have not made such an election to become a financial holding company.

The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

Acquisitions Subject to Prior Regulatory Approval

The BHCA requires the prior approval of the Federal Reserve for a bank holding company to acquire substantially all the assets of a bank or to acquire direct or indirect ownership or control of more than 5% of any class of the voting shares of any bank, bank holding company or savings association, or to increase any such non-majority ownership or control of any bank, bank holding company or savings association, or to merge or consolidate with any bank holding company.

Bank Holding Company Obligations to Bank Subsidiaries

Under current law and Federal Reserve policy, a bank holding company is expected to act as a source of financial and managerial strength to its depository institution subsidiaries and to maintain resources adequate to support such subsidiaries, which could require PUB to commit resources to support the Banks in situations where additional investments in a bank may not otherwise be warranted. These situations include guaranteeing the compliance of an “undercapitalized” bank with its obligations under a capital restoration plan, as described further under “Bank Regulation—Capitalization Levels and Prompt Corrective Action” below. As a result of these obligations, a bank holding company may be required to contribute additional capital to its subsidiaries in the form of capital notes or other instruments that qualify as capital under applicable regulatory rules. Any such loan from a holding company to a subsidiary bank is likely to be unsecured and subordinated to the bank’s depositors and perhaps to other creditors of the bank. If PUB were to enter bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank would be assumed by the bankruptcy trustee and entitled to a priority of payment. Under the Federal Deposit Insurance Act, or FDIA, under certain circumstances, we may be responsible for the liabilities of the Banks and may be responsible for damages to the FDIC.

Restrictions on Bank Holding Company Dividends

The Federal Reserve’s policy regarding dividends is that a bank holding company should not declare or pay a cash dividend which would impose undue pressure on the capital of any bank subsidiary or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company’s financial position. As a general matter, the Federal Reserve has indicated that the Board of Directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company’s dividends if:

•	its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

•	its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or

•	it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Should an insured depository institution controlled by a bank holding company be “significantly undercapitalized” under the applicable federal bank capital ratios, or if the bank subsidiary is “undercapitalized” and has failed to submit an acceptable capital restoration plan or has materially failed to implement such a plan, federal banking regulators (in the case of the Banks, the FDIC) may choose to require prior Federal Reserve approval for any capital distribution by the bank holding company. For more information, see “Bank Regulation — Capitalization Levels and Prompt Corrective Action.”

In addition, since we are a legal entity separate and distinct from the Banks and do not conduct stand-alone operations, an ability to pay dividends depends on the ability of the Banks to pay dividends to us and the FDIC and the UDFI may, under certain circumstances, prohibit the payment of dividends to us from the Banks as described below in “Bank Regulation — Bank Dividends.”

Capital Regulations

The federal banking agencies have adopted risk-based capital adequacy guidelines for banks and bank holding companies. These risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, to minimize disincentives for holding liquid assets, and to achieve greater consistency in evaluating the capital adequacy of major banks throughout the world. As described below under “U.S. Basel III Capital Rules,” these requirements will increase in the coming years, beginning in 2015 for PUB and the Banks.

Under the risk-based capital guidelines, assets and off-balance sheet items are assigned to broad risk categories each with designated weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

Prior to January 2015 regulatory guidelines required all bank holding companies and federally regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1

Capital. Tier 1 Capital, which includes common shareholders’ equity, non-cumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock and certain trust-preferred securities, less certain goodwill items and other intangible assets, was required to equal at least 4% of risk-weighted assets. The remainder, referred to as Tier 2 Capital, may consist of (i) an allowance for loan losses of up to 1.25% of risk-weighted assets, (ii) any excess of qualifying perpetual preferred stock, (iii) certain hybrid capital instruments, (iv) perpetual debt, (v) mandatory convertible securities, and (vi) subordinated debt and intermediate-term preferred stock in an aggregate amount up to 50% of Tier 1 Capital. Total capital is the sum of Tier 1 and Tier 2 Capital less reciprocal holdings of other banking organizations’ capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the appropriate regulator.

Risk weighting assets is a capital calculation methodology by which on-balance sheet and off-balance sheet assets are allocated capital charges in accordance with their assigned risks. Assets are assigned risk weights, and capital adequacy is calculated in accordance with the aggregate amount of assets as adjusted by their respective risk weights. In computing total risk-weighted assets, bank and bank holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. Most loans will be assigned to the 100% risk category, except for performing first mortgage loans fully secured by one- to four-family and certain multifamily residential property, which carry a 50% risk rating. Most investment securities (including, primarily, general obligation claims on states or other political subdivisions of the United States) will be assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk weight. In covering off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor, which means that these off-balance sheet assets are included in the capital calculation to reflect their assigned risk. Transaction-related contingencies such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) have a 50% conversion factor. Short-term commercial letters of credit are converted at 20% and certain short-term unconditionally cancelable commitments have a 0% factor.

The federal bank regulatory authorities have also adopted regulations that supplement the risk-based guidelines. These regulations generally require banks and bank holding companies to maintain a minimum level of Tier 1 Capital to average total consolidated assets less specified items, including goodwill and mortgage servicing rights, or leverage ratio, of 4%.

Banking organizations such as the Banks that are experiencing or anticipating significant growth, as well as those organizations whose financial condition or operations give rise to supervisory concerns, will be required to maintain a higher leverage ratio.

The bank regulators also continue to consider a “tangible Tier 1 leverage ratio” in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization’s Tier 1 Capital, less deductions for intangibles otherwise includable in Tier 1 Capital, to total tangible assets.

U.S. Basel III Capital Rules

In July 2013, federal banking regulators, including the Federal Reserve and the FDIC, adopted the U.S. Basel III Capital Rules implementing many aspects of the Basel III Capital Standards.

The U.S. Basel III Capital Rules will apply to all national and state banks and savings associations and most bank holding companies and savings and loan holding companies, which are referred to herein as “covered” banking organizations. The requirements in the U.S. Basel III Capital Rules began to phase in on January 1, 2015, for many covered banking organizations, including PUB and the Banks. The requirements in the U.S. Basel III Capital Rules will be fully phased in by January 1, 2019.

The U.S. Basel III Capital Rules impose higher risk-based capital and leverage requirements than those currently in place. Specifically, the rule imposes the following minimum capital requirements:

•	a new common equity Tier 1 risk-based capital ratio of 4.5%;

•	a Tier 1 risk-based capital ratio of 6% (increased from the current 4% requirement);

•	a total risk-based capital ratio of 8% (unchanged from current requirements);

•	a leverage ratio of 4%; and

•	a new supplementary leverage ratio of 3% applicable to advanced approaches banking organizations, resulting in a leverage ratio requirement of 7% for such institutions.

Under the U.S. Basel III Capital Rules, Tier 1 Capital is redefined to include two components: common equity Tier 1 Capital and additional Tier 1 Capital. The new and highest form of capital, Common Equity Tier 1 Capital, consists solely of common shares (plus related surplus), retained earnings, accumulated other comprehensive income, and limited amounts of minority interests that are in the form of common shares. Additional Tier 1 Capital includes other perpetual instruments historically included in Tier 1 Capital, such as non-cumulative perpetual preferred stock. These rules permit bank holding companies with less than $15.0 billion in total consolidated assets, such as PUB, to continue to include trust-preferred securities and cumulative perpetual preferred stock issued before May 19, 2010 in Tier 1 Capital, but not in Common Equity Tier 1 Capital, subject to certain restrictions. Tier 2 capital consists of instruments that currently qualify in Tier 2 capital plus instruments that the rule has disqualified from Tier 1 Capital treatment.

In addition, in order to avoid restrictions on capital distributions or discretionary bonus payments to executives, a covered banking organization must maintain a capital conservation buffer on top of its minimum risk-based capital requirements. This buffer must consist solely of Tier 1 Common Equity, but the buffer applies to all three measurements (Common Equity Tier 1, Tier 1 Capital and total capital). The capital conservation buffer will be phased in incrementally over time, becoming fully effective on January 1, 2019, and will consist of an additional amount of common equity equal to 2.5% of risk-weighted assets.

The current capital rules require certain deductions from or adjustments to capital. The U.S. Basel III Capital Standards retain many of these deductions and adjustments and also provide for new deductions and adjustments. As a result, deductions from Common Equity Tier 1 Capital will be required for goodwill (net of associated deferred tax liabilities); intangible assets such as non-mortgage servicing assets and purchased credit card relationships (net of associated deferred tax liabilities); deferred tax assets that arise from net operating loss and tax credit carryforwards (net of any related valuations allowances and net of deferred tax liabilities); any gain on sale in connection with a securitization exposure; any defined benefit pension fund net asset (net of any associated deferred tax liabilities) held by a bank holding company (this provision does not apply to a bank or savings association); the aggregate amount of outstanding equity investments (including retained earnings) in financial subsidiaries; and identified losses. Other deductions will be necessary from different levels of capital. The U.S. Basel III Capital Rules also increase the risk weight for certain assets, meaning that more capital must be held against such assets. For example, commercial real estate loans that do not meet certain new underwriting requirements must be risk-weighted at 150% rather than the current 100%.

Additionally, the Basel III Capital Standards provide for the deduction of three categories of assets: (i) deferred tax assets arising from temporary differences that cannot be realized through net operating loss carrybacks (net of related valuation allowances and of deferred tax liabilities), (ii) mortgage servicing assets (net of associated deferred tax liabilities) and (iii) investments in more than 10% of the issued and outstanding common shares of unconsolidated financial institutions (net of associated deferred tax liabilities). The amount in each category that exceeds 10% of Common Equity Tier 1 Capital must be deducted from Common Equity Tier 1 Capital. The remaining, non-deducted amounts are then aggregated, and the amount by which this total amount exceeds 15% of Common Equity Tier 1 Capital must be deducted from Common Equity Tier 1 Capital. Amounts of minority investments in consolidated subsidiaries that exceed certain limits and investments in unconsolidated financial institutions may also have to be deducted from the category of capital to which such instruments belong.

Accumulated other comprehensive income, or AOCI, is presumptively included in Common Equity Tier 1 Capital and often would operate to reduce this category of capital. The U.S. Basel III Capital Rules provide a one-time opportunity at the end of the first quarter of 2015 for covered banking organizations to opt out of much of this treatment of AOCI. The rules also have the effect of increasing capital requirements by increasing the risk weights on certain assets, including high volatility commercial real estate, mortgage servicing rights not includable in Common Equity Tier 1 Capital, equity exposures, and claims on securities firms, that are used in the denominator of the three risk-based capital ratios. We have opted out of this treatment.

The U.S. Basel III Capital Rules also make important changes to the “prompt corrective action” framework discussed below in “Bank Regulation — Capitalization Levels and Prompt Corrective Action.”

Restrictions on Affiliate Transactions

See “Bank Regulation — Restrictions on Transactions with Affiliates” below.

Bank Regulation

The Banks are Utah state-chartered commercial banks, and are subject to supervision and regulation by the UDFI and the FDIC. The UDFI supervises and regulates all areas of the Banks’ operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Banks’ corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of banking offices. The FDIC is the Banks’ primary federal regulatory agency, and periodically examines the Banks’ operations and financial condition and compliance with federal consumer protection laws. In addition, the Banks’ deposit accounts are insured by the FDIC to the maximum extent permitted by law, and the FDIC has certain enforcement powers over the Banks.

As Utah state-chartered commercial banks, the Banks are empowered by statute, subject to the limitations contained in those statutes, to take and pay interest on, savings and time deposits, to accept demand deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of banks and corporations and to provide various other banking services for the benefit of the Banks’ customers. Various state consumer laws and regulations also affect the operations of the Banks, including state usury laws, consumer credit and equal credit opportunity laws, and fair credit reporting. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, generally prohibits insured state-chartered institutions from conducting activities as principal that are not permitted for national banks.

Capital Adequacy

See “Holding Company Regulation — Capital Regulations” above.

Capitalization Levels and Prompt Corrective Action

Federal law and regulations establish a capital-based regulatory scheme designed to promote early intervention for troubled banks and require the FDIC to choose the least expensive resolution of bank failures. The capital-based regulatory framework contains five categories of regulatory capital requirements, including “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” To qualify as a “well capitalized” institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 Capital ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and a bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. Generally, a financial institution must be “well capitalized” before the Federal Reserve will approve an application by a bank holding company to acquire a bank or merge with a bank holding company, and the FDIC applies the same requirement in approving bank merger applications.

Immediately upon becoming undercapitalized, a depository institution becomes subject to the provisions of Section 38 of the Federal Deposit Insurance Act, or the FDIA, which: (i) restrict payment of capital distributions and management fees; (ii) require that the FDIC monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution’s assets; and (v) require prior approval of certain expansion proposals. Bank holding companies controlling depository institutions can be called upon to increase the depository institution’s capital and to partially guarantee the institutions’ performance under their capital restoration plans. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the FDIC’s Deposit Insurance Fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: (i) requiring the institution to raise additional capital; (ii) restricting transactions with affiliates; (iii) requiring divestiture of the institution or the sale of the institution to a willing purchaser; (iv) requiring the institution to change and improve its management; (iv) prohibiting the acceptance of deposits from correspondent banks; (v) requiring prior Federal Reserve approval for any capital distribution by a bank holding company controlling the institution; and (vi) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

As of March 31, 2015, the Banks exceeded the requirements contained in the applicable regulations, policies and directives pertaining to capital adequacy to be classified as “well capitalized.” Rapid growth, poor loan portfolio performance, or poor earnings performance, or a combination of these or other factors, could change the Banks’ capital position in a relatively short period of time, making additional capital infusions necessary.

Notably, the thresholds for each of the five categories for regulatory capital requirements were recently revised pursuant to the U.S. Basel III Capital Rules. Under these rules, which took effect on January 1, 2015, a well-capitalized insured depository institution is one (i) having a total risk-based capital ratio of 10 percent or greater, (ii) having a Tier 1 risk-based capital ratio of 8 percent or greater, (iii) having a Core Equity Tier 1 capital ratio of 6.5 percent or greater, (iv) having a leverage capital ratio of 5 percent or greater and (5) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure. We meet these revised capital levels.

It should be noted that the minimum ratios referred to above in this section are merely guidelines, and the bank regulators possess the discretionary authority to require higher capital ratios.

Bank Reserves

The Federal Reserve requires all depository institutions, even if not members of the Federal Reserve, to maintain reserves against some transaction accounts (primarily negotiable order of withdrawal, or NOW, and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve Bank “discount window” as a secondary source of funds, provided that the institution meets the Federal Reserve Bank’s credit standards.

Bank Dividends

Utah law places restrictions on the declaration of dividends by Utah state-chartered banks to their shareholders. Subject to certain other restrictions, before any dividend may be declared by either of the Banks, not less than 10% of the net profits of the Bank declaring the dividend must be transferred to a surplus fund until the surplus equals 100% of the Bank’s capital stock. This may decrease any amount available for the payment of dividends in a particular period if the surplus funds for the Banks fail to comply with this limitation. The FDIC and the UDFI may, under certain circumstances, prohibit the payment of dividends to us from the Banks. Utah corporate law also requires that dividends can only be paid out of funds legally available therefor.

Limitations on Brokered Deposits

Applicable rules regarding capital requirements under the FDIC’s prompt corrective action regulations limit the ability of banks to raise funds that meet the definition of “brokered deposits” under that regulation. To avoid the applicability of this limitation, the Banks must maintain the status of a “well capitalized” institution.

Insurance of Accounts and Other Assessments

FDIC deposit insurance is critical to the continued operation of the Banks. The Banks pay deposit insurance assessments to the FDIC’s Deposit Insurance Fund, which is determined through a risk-based assessment system. The Banks’ deposit accounts are currently insured by the Deposit Insurance Fund, generally up to a maximum of $250,000 per separately insured depositor. The Banks pay assessments to the FDIC for such deposit insurance. Under the current assessment system, the FDIC assigns an institution to a risk category based on the institution’s most recent supervisory and capital evaluations, which are designed to measure risk. Under the FDIA, the FDIC may terminate a bank’s deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, agreement or condition imposed by the FDIC.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation, or FICO, an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. FICO assessments are set quarterly and the assessment rate was 640 (annual) basis points for all four quarters in 2013 and 620 (annual) basis points for all four quarters of 2014. The FICO assessments will be 600 basis points for the first two quarters of 2015. These assessments will continue until the FICO bonds mature in 2017 through 2019.

Restrictions on Transactions with Affiliates

The Banks are subject to sections 23A and 23B of the Federal Reserve Act, or FRA, and the Federal Reserve’s implementing Regulation W, as made applicable to state non-member banks such as the Banks by section 18(j) of the Federal Deposit Insurance Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Accordingly, transactions between PUB, the Banks and any non-bank subsidiaries will be subject to a number of restrictions. Sections 23A and 23B of the FRA impose restrictions and limitations on the Banks from making extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, PUB or other affiliates, the purchase of, or investment in, stock or other securities thereof, the taking of such securities as collateral for loans, and the purchase of assets of PUB or other affiliates. Such restrictions and limitations prevent PUB or other affiliates from borrowing from the Banks unless the loans are secured by marketable obligations of designated amounts. Furthermore, such secured loans and investments by the Banks to or in PUB or to or in any other non-banking affiliate are limited, individually, to ten percent (10%) of the Banks’ capital and surplus, and such secured loans are limited in the aggregate to twenty percent (20%) of the Banks’ capital and surplus.

All such transactions, as well as contracts entered into between the Banks and affiliates, must be on terms that are no less favorable to the Banks than those that would be available from non-affiliated third parties. Federal Reserve policies also forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered or, if no market exists, actual costs plus a reasonable profit.

Financial Subsidiaries

Under the Gramm-Leach-Bliley Act, or GLBA, subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form “financial subsidiaries” that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible.

The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank’s equity investment in the financial subsidiary be deducted from the bank’s assets and tangible equity for purposes of calculating the bank’s capital adequacy. In addition, the GLBA imposed new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates. As of March 31, 2015 the Banks did not have any financial subsidiaries.

Loans to Insiders

Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of either of the Banks, which the Banks refer to as “10% Stockholders,” or to any political or campaign committee the funds or services of which will benefit those executive officers, directors, or 10% Stockholders or which is controlled by those executive officers, directors or 10% Stockholders, are subject to Sections 22(g) and 22(h) of the FRA and the Federal Reserve’s implementing Regulation O. Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire Board of Directors. Regulation O prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the Bank’s unimpaired capital and unimpaired surplus. Section 22(g) and Regulation O identifies limited circumstances in which the Banks are permitted to extend credit to executive officers. PUB does not make loans to insiders. From time to time, the Banks make loans to officers, directors and associates on terms permitted under Regulation O. We believe the Banks are in compliance with Regulation O and therefore, we believe we are in compliance with SOX. All loans by the Banks to officers, directors or associates are made in the ordinary course of business, are of a type generally made available to the public and are on market terms no more favorable than those offered to persons not related to the Banks, except for the waiver of certain loan fees and a minor reduction in certain loan interest rates as part of a benefit program as allowed by Regulation O. This benefit is widely available to all of our officers, directors or associates of the Banks and PUB and does not give preference to any insider over the other employees. All loans to our officers and directors, and the officers and directors of the Banks, are subject to prior approval by our Audit and Compliance Committee. As of March 31, 2015, we had available lines of credit for loans and credit cards to insiders of $854,000 and loans outstanding to insiders of $652,000.

Change in Control

Subject to certain exceptions, the BHCA and the Change in Bank Control Act require prior approval from the Federal Reserve for any person or company to acquire “control” of a bank or a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities, and in general is presumed to exist if a person acquires 10 percent or more, but less than 25%, of any class of voting securities. In certain cases, a company may also be presumed to have control under the BHCA if it acquires 5% or more of any class of voting securities. Control may also be deemed to exist where a person or company is found to hold “controlling influence” over a bank or bank holding company.

Community Reinvestment Act

The Community Reinvestment Act, or the CRA, and its implementing regulations are intended to encourage banks to help meet the credit needs of their service areas, including low- and moderate-income neighborhoods, consistent with safe and sound operations. These regulations provide for regulatory assessment of a bank’s record in meeting the credit needs of its service area. The federal banking agencies are required to make public a rating of a bank’s performance under the CRA. The federal banking agencies consider a bank’s CRA rating when a bank submits an application to establish banking centers, merge, or acquire the assets and assume the liabilities of another bank. In the case of a bank holding company, the CRA performance record of all banks involved in the merger or acquisition are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other financial holding company. An unsatisfactory record can substantially delay, block or impose conditions on the transaction. In its last CRA examination, BAF received an outstanding rating on its most recent CRA assessment. In its last CRA examination, LSB received a satisfactory rating on its most recent CRA assessment.

Interstate Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or the Riegle-Neal Act, provides that adequately capitalized and managed bank holding companies are permitted to acquire banks in any state. Previously, under the Riegle-Neal Act, a bank’s ability to branch into a particular state was largely dependent upon whether the state “opted in” to de novo interstate branching. Many states did not “opt-in,” which resulted in branching restrictions in those states. The Dodd-Frank Act amended the Riegle-Neal legal framework for interstate branching to permit national banks and state banks to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. All branching remains subject to applicable regulatory approval and adherence to applicable legal requirements.

Anti-Money Laundering and Economic Sanctions

The USA Patriot Act provides the federal government with additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, or the BSA, the USA Patriot Act imposed new requirements that obligate financial institutions, such as banks, to take certain steps to control the risks associated with money laundering and terrorist financing.

Among other requirements, the USA Patriot Act and implementing regulations require banks to establish anti-money laundering programs that include, at a minimum:

•	internal policies, procedures and controls designed to implement and maintain the bank’s compliance with all of the requirements of the USA Patriot Act, the BSA and related laws and regulations;

•	systems and procedures for monitoring and reporting of suspicious transactions and activities;

•	a designated compliance officer;

•	employee training;

•	an independent audit function to test the anti-money laundering program;

•	procedures to verify the identity of each customer upon the opening of accounts; and

•	heightened due diligence policies, procedures and controls applicable to certain foreign accounts and relationships.

Additionally, the USA Patriot Act requires each financial institution to develop a customer identification program, or CIP, as part of the its anti-money laundering program. The key components of the CIP are identification, verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. To make this determination, among other things, the financial institution must collect certain information from customers at the time they enter into the customer relationship with the financial institution. This information must be verified within a reasonable time through documentary and non-documentary methods. Furthermore, all customers must be screened against any CIP-related government lists of known or suspected terrorists. Financial institutions are also required to comply with various reporting and recordkeeping requirements. The Federal Reserve and the FDIC consider an applicant’s effectiveness in combating money laundering, among other factors, in connection with an application to approve a bank merger or acquisition of control of a bank or bank holding company.

Likewise, the Office of Foreign Assets Control, or OFAC, is responsible for helping to ensure that U.S. entities do not engage in transactions with the subjects of U.S. sanctions, as defined by various Executive Orders, laws, regulations and related interpretations. OFAC assembles and provides lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If either Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify appropriate authorities.

The Banks have adopted policies, procedures and controls to comply with the BSA, the USA Patriot Act and OFAC regulations.

Regulatory Enforcement Authority

Federal and state banking laws grant substantial enforcement powers to federal and state banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions against banking organizations and “institution-affiliated parties,” such as management, employees and agents. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. When issued by a banking regulator, cease-and-desist and similar orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A bank may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions determined to be appropriate by the ordering regulatory agency.

The FDIC has given guidance recommending that if the sum of (i) certain categories of commercial real estate, or CRE, loans and (ii) acquisition, development and construction, or ADC, loans exceeds 300% of total risk-based capital, or if ADC loans exceed 100% of total risk based capital, heightened risk management practices should be employed to mitigate risk. As of March 31, 2015, our ratio for the sum of CRE and ADC loans was 221.9% and our ratio for ADC loans was 93.0%. Our concentration in ADC loans is cyclical and tends to increase in the second and third quarters of each year as demand for ADC loans increases. An increase in ADC loan concentration could cause our ratio for ADC loans to increase and even exceed the FDIC’s guideline. We have exceeded these guidance ratios at times in the past and may do so in the future. If we exceed the FDIC’s guidelines and do not manage the risk of our CRE and ADC loans, we may be subject to regulatory scrutiny including a requirement to raise additional capital, reduce our loan concentrations or undertake other remedial actions.

Federal Home Loan Bank System

The Banks are members of the FHLB of Seattle, which is one of 12 regional FHLBs. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the FHLB system. An FHLB makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the FHLB.

As a member of the FHLB of Seattle, each Bank is required to own capital stock in the FHLB in an amount generally at least equal to 0.20% (or 20 basis points) of the Bank’s total assets at the end of each calendar year, plus 4.5% of its outstanding advances (borrowings), if any, from the FHLB, under the activity-based stock ownership requirement. These requirements are subject to adjustment from time to time.

In September 2014, the FHFA proposed a rule that would revise the requirements for financial institutions to apply for and retain membership in one of the 12 Federal Home Loan Banks. If adopted, the proposed rule would revise FHFA’s existing membership regulation to ensure that members maintain a commitment to housing finance and that only eligible entities can gain access to FHLB advances and the benefits of membership. However, it is unknown at this time whether a final rule, if adopted, would affect the membership status of the Banks.

Privacy and Data Security

Under the GLBA, federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to non-affiliated third parties. The GLBA also directed federal regulators, including the FDIC, to prescribe standards for the security of consumer information. The Banks are subject to such standards, as well as standards for notifying customers in the event of a security breach.

Consumer Laws and Regulations

The Banks are also subject to other federal and state consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth below is not exhaustive, these laws and regulations include the Truth-in-Lending Act, the Truth-in-Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Check Clearing for the 21st Century Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Fair and Accurate Transactions Act, the Servicemembers Civil Relief Act, the Military Lending Act, the Mortgage Disclosure Improvement Act, and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with consumers when offering consumer financial products and services.

Rulemaking authority for most federal consumer protection laws were transferred from the prudential regulators to the CFPB, on July 21, 2011. In some cases, regulators such as the FTC and the Department of Justice also retain certain rulemaking or enforcement authority. The CFPB also has broad authority to prohibit unfair, deceptive and abusive acts and practices, or UDAAP, and to investigate and penalize financial institutions that violate this prohibition. While the statutory language of the Dodd-Frank Act sets forth the standards for acts and practices that violate the prohibition on UDAAP, certain aspects of these standards are untested, and thus it is currently not possible to predict how the CFPB will exercise this authority.

The Dodd-Frank Act also authorized the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. Under the Dodd-Frank Act, financial institutions may not make a residential mortgage loan unless they make a “reasonable and good faith determination” that the consumer has a “reasonable ability” to repay the loan. The act allows borrowers to raise certain defenses to foreclosure but provides a full or partial safe harbor from such defenses for loans that are “qualified mortgages.” On January 10, 2013, the CFPB published final rules to, among other things, specify the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for verification, and the required methods of calculating the loan’s monthly payments. Since then the CFPB made certain modifications to these rules. The rules extend the requirement that creditors verify and document a borrower’s “income and assets” to include all “information” that creditors rely on in determining repayment ability. The rules also provide further examples of third party documents that may be relied on for such verification, such as government records and check-cashing or funds-transfer service receipts. The new rules were effective beginning on January 10, 2014. The rules also define “qualified mortgages,” imposing both underwriting standards — for example, a borrower’s debt-to-income ratio may not exceed 43% — and limits on the terms of their loans. Points and fees are subject to a relatively stringent cap, and the terms include a wide array of payments that may be made in the course of closing a loan. Certain loans, including interest-only loans and negative amortization loans, cannot be qualified mortgages.

In 2014, the CFPB adopted regulations that combine mortgage disclosures required by the Real Estate Settlement Procedures Act and Regulation X and the Truth-in-Lending Act and Regulation Z. This new disclosures scheme requires mortgage lenders such as the Banks to substantially revise their loan origination and disclosures systems in order to comply with the August 2015 effective date of the new regulations. The Banks are currently implementing necessary modifications in order to meet the effective date.

Other Dodd-Frank Act Reforms

Volcker Rule

On December 10, 2013, five federal regulators, including the FDIC and the Federal Reserve, issued final rules to implement the Volcker Rule required by the Dodd-Frank Act. The Volcker Rule prohibits insured depository institutions, such as the Banks, and their affiliates, such as PUB, from (i) engaging in “proprietary trading,” and (ii) investing in or sponsoring certain types of funds, or covered funds, in each case subject to certain limited exceptions. The final rules contain exemptions for market-making, hedging, underwriting, and trading in U.S. government and agency obligations and also permit certain ownership interests in certain types of funds to be retained. The final rules also permit the offering and sponsoring of funds under certain conditions.

The final rules impose significant compliance and reporting obligations on banking entities. The Federal Reserve recently extended the conformance period for certain covered funds to July 21, 2017. PUB is reviewing the scope of any compliance program that may be required but is of the view that the impact of the Volcker Rule will not be material to its business operations.

Executive Compensation and Corporate Governance

The Dodd-Frank Act requires public companies to include, at least once every three years, a separate non-binding “say-on-pay” vote in their proxy statement by which shareholders may vote on the compensation of the public company’s named executive officers. In addition, if such public companies are involved in a merger, acquisition, or consolidation, or if they propose to sell or dispose of all or substantially all of their assets, shareholders have a right to an advisory vote on any golden parachute arrangements in connection with such transaction (frequently referred to as “say-on-golden parachute” vote). Other provisions of the act may impact our corporate governance. For instance, the SEC adopted rules prohibiting the listing of any equity security of a company that does not have an independent compensation committee. In addition, the act requires the SEC to adopt rules requiring all exchange-traded companies to adopt claw-back policies for incentive compensation paid to executive officers in the event of accounting restatements based on material non-compliance with financial reporting requirements. We are an “Emerging Growth Company” under the JOBS Act and therefore subject to reduced disclosure requirements related to executive compensation.

Future Legislative Developments

Various legislative acts are from time to time introduced in Congress and the Utah legislature. Any legislation adopted may change banking statutes and the environment in which PUB and the Banks operate in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations and interpretations with respect thereto, would have upon PUB’s or the Banks’ financial condition or results of operations.

State Corporate Law Restrictions

As Utah corporations, PUB and the Banks are subject to certain limitations and restrictions under applicable Utah corporate law. For example, state law restrictions in Utah include limitations and restrictions relating to indemnification of directors; distributions to shareholders; transactions involving directors, officers, or interested shareholders; maintenance of books, records, and minutes; and observance of certain corporate formalities.

Corporate Governance and Accounting Legislation

Sarbanes-Oxley Act of 2002. On July 30, 2002, SOX was signed into law to address corporate and accounting fraud. SOX establishes a new accounting oversight board that will enforce auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, SOX also (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the SEC; (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and (iv) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one “audit committee financial expert.”

Under SOX, the SEC is required to regularly and systematically review corporate filings, based on certain enumerated factors. To deter wrongdoing, SOX (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company’s financial statements was due to corporate misconduct; (ii) prohibits an officer or director from misleading or coercing an auditor; (iii) prohibits insider trades during pension fund “blackout periods”; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

As a public reporting company, we will be subject to requirements under SOX and related rules and regulations issued by the SEC and NASDAQ. We anticipate that we will incur additional expense as a result of the Act, but we do not expect that such compliance will have a material impact on our business.

Anti-terrorism Legislation

USA Patriot Act of 2001. On March 9, 2006, President Bush signed the renewal of the USA Patriot Act. Among other things, the USA Patriot Act (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; (iii) requires financial institutions to establish an anti-money-laundering compliance program; and (iv) eliminates civil liability for persons who file suspicious activity reports. The USA Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the USA Patriot Act. While we believe the USA Patriot Act may, to some degree, affect our recordkeeping and reporting expenses, we do not believe that it will have a material adverse effect on our business and operations.

Effects of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the Federal Government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty.

MANAGEMENT

Directors and Executive Officers

The following table and descriptions below set forth certain information regarding our directors and executive officers.

	Age	Director Since	Position with PUB
Paul R. Gunther	74	1998	Director (Class II), Chairman of the Board
Dale O. Gunther	76	1998	Director (Class III), Vice Chairman of the Board
Richard T. Beard	62	2004	Director (Class III), President/Chief Executive Officer
Wolfgang T. N. Muelleck	65	2004	Director (Class III), Executive Vice President/Chief Financial Officer
David G. Anderson	60	1998	Director (Class I), Senior Vice President/Chief Credit Officer
Blaine C. Gunther	67	1998	Director (Class I)
Fred W. Fairclough, Jr.	65	2000	Director (Class I)
Melvin L. Kirkham	80	2003	Director (Class II)
R. Brent Anderson	67	2007	Director (Class II)
Anthony J. Hall	66	2013	Director (Class III), Executive Vice President
Douglas H. Swenson	65	2013	Director (Class II)
Deborah S. Bayle	63	2014	Director (Class I)
William D. Marsh	52	2015	Director (Class II)
Rick W. Anderson	60	—	Senior Vice President/Chief Operations Officer
Dale M. Buxton	55	—	Senior Vice President
Lane E. Wilson	61	—	Senior Vice President/Chief Sales Officer

Paul R. Gunther has served as a director of PUB since 1998 and as Chairman of the Board since 2003. He has also served as a director of BAF since 1984. From 1968 to 1984, he served in various positions including as Chief Financial Officer for Lillian Vernon and Berkey Photo, as Vice President, Finance for Bond Industries and as a director for Strategic Planning for Target Stores. From 1989 to 2014 he served as Plan Administrator to various businesses in bankruptcy, principally in the retailing industry. He holds a Master’s of Business Administration degree from Harvard Business School and a Bachelor of Arts degree in Humanities from Brigham Young University. Paul R. Gunther, Dale O. Gunther and Blaine C. Gunther are brothers.

Dale O. Gunther has served as director of PUB since 1998 and as Vice Chairman since 2006. He currently serves as a member of the Compensation Committee, and as Chairman of the Nominating and Governance Committee. He serves as a member of the board of Gunthers Inc. which is a holding company for Gunther’s Comfort Air and Alpine Financial LLC. He currently serves as a manager of Alpine Financial LLC. He was appointed as a director of BAF in 1971 and served as President and CEO of BAF from 1988 to 2004 and as President and CEO of PUB from 1998 to 2005. He served as Executive Vice President of BAF from 1980 to 1988. He has served as Chairman and as a member of the Board of Directors of the Utah Bankers Association and as a member of the American Bankers Association Community Bankers Council. He was selected as the Utah Bankers Association “Distinguished Banker” in 2006. He served as a member of the American Fork City Council from 2006 to 2012. He holds a Bachelor of Science degree in Finance and Banking from Brigham Young University and is a graduate of Pacific Coast Banking School. Paul R. Gunther, Dale O. Gunther and Blaine C. Gunther are brothers.

Richard T. Beard has served as director of both PUB and BAF since 2004, as President and Chief Executive Officer of BAF since January 2005 and as Chief Executive Officer and President of PUB since January 2006. He has served as a director of LSB since November 2013. He practiced law from 1978 to 2004. He has been a member and chairman of the Board of Directors of Western Independent Bankers, based in San Francisco, California and is currently the Past Chairman for the year 2015-16. He has served as a member of the Board of

Directors of the Utah Bankers Association, including the board’s Executive Committee representing community banks. He serves as a director on the Board of the Utah Community Reinvestment Corporation, funding low income housing in Utah and the Board of the Utah Department of Financial Institutions, appointed by the Governor of Utah. He holds a Juris Doctor degree from the University of Utah College of Law and a Bachelor of Science degree in Political Science from the University of Utah. He is also a graduate of the Pacific Coast Banking School.

Wolfgang T. N. Muelleck has served as a director of both PUB and BAF since 2004. He joined PUB and BAF in 2007 as Executive Vice President and Chief Financial Officer. He has served as a director of LSB since November 2013. He currently serves as Chairman of the Enterprise Risk Management Committee. From 1990 to 1997, he was the chief financial and operations officer of Vallicorp Holdings, Inc., a $1.4 billion bank holding company based in Fresno, California. As a Certified Public Accountant and Certified Management Accountant, he worked for Ernst & Young from 1975 to 1990 in a number of positions, including partner, serving publicly-held clients in various industries, including financial institutions. He serves on the advisory committee to the Federal Home Loan Bank of Seattle. He holds a Master’s degree in Business Administration from the University of Utah and a Bachelor of Science degree in Accounting from Brigham Young University and is a member of the American Institute of Certified Public Accountants (AICPA).

David G. Anderson has served as a director of BAF since 1988 and of PUB since 1998. He has served as BAF’s Senior Vice President, Chief Credit Officer since April 2013 and Chief Credit Officer of PUB since November 2013. He has served as BAF’s Senior Vice President, Loan Administration since 2004. He joined the bank in 1973 and has over 40 years of banking experience, primarily in commercial and residential real estate, construction and consumer lending. He holds a Bachelor of Science degree in Business Management from Brigham Young University and is a graduate of the Pacific Coast Banking School. David G. Anderson and Fred W. Fairclough, Jr. are brothers-in-law.

Blaine C. Gunther has served as a director of BAF since 1990 and of PUB since 1998. He currently serves on the Nominating and Governance Committee. He was employed by Gunther’s Comfort Air from 1979 to 2013, having served in a various positions including President from 1992 to 2013. From 2013 until February 2015, he served in Israel as a volunteer for Brigham Young University’s Jerusalem Center for Near Eastern Studies. He has served in leadership positions as a member of the Board of Directors of several civic organizations. He holds a Master’s in Business Administration degree from Dartmouth College, Amos Tuck School of Business and a Bachelor of Science degree in Sociology from Brigham Young University. Paul R. Gunther, Dale O. Gunther and Blaine C. Gunther are brothers.

Fred W. Fairclough, Jr. has served as a director of PUB and BAF since 2000. He is a consultant to Bonneville Mortgage Company, a Salt Lake City, Utah-based commercial mortgage banking firm he co-founded in 1976 and where he served as President from 1982 to 1998. He currently serves as Chairman of the Board of Trustees of Primary Children’s Hospital Foundation, and as Director-Emeritus of Health Sciences Advocates at the University of Utah Medical Center. He currently serves as a director of the Ivory-Boyer Real Estate Center at the David Eccles School of Business at the University of Utah. He served as a commissioner of the Housing Authority of Salt Lake City from 1994 to 2002 including two terms as Chair. He served as a director of Advanta Bank Corp. from 2000 to 2010. In 2009, the FDIC issued an order to cease and desist and an order for restitution to Advanta. In 2010, Advanta was seized by the FDIC and liquidated. He obtained his Bachelor of Science degree in Marketing from the University of Utah in 1971. David G. Anderson and Fred W. Fairclough, Jr. are brothers-in-law.

Melvin L. Kirkham has served as a director of PUB and BAF since 2003. He is currently serving as the Chairman of the Compensation Committee. He was a Vice President, Credit Manager for Zions Bank and Senior Vice President, Loan Administrator and Commercial Loan Center Manager for Valley Bank & Trust Company in Salt Lake City. He held the positions of Commercial Loan Administrator, Vice President and Branch Administrator and Branch Manager, serving on the Asset and Liability Committee, Credit Policy Committee and

Senior Loan Committee for Valley Bank & Trust Company. He attended Brigham Young University, Provo, Utah and is a graduate of Pacific Coast Banking School. He served as a Lehi City Councilman for four years. He has had over 50 years of experience in banking.

R. Brent Anderson has served as a director of PUB and BAF since 2007. He is currently serving as a member of the Compensation Committee, the Enterprise Risk Management Committee and as the Chairman of the Audit and Compliance Committee. As a Certified Public Accountant, he served as an audit partner of Grant Thornton LLP in its Utah offices until 2004, providing assurance and consulting services for various publicly-held companies and community banking institutions. He has served as a consultant to financial institutions, including the Federal National Mortgage Association. He also previously served as a director and Chairman of the Audit Committee of Far West Bank. He has served both locally and nationally on AICPA and Grant Thornton LLP professional committees related to professional standards for financial institutions. He holds a Bachelor’s degree in Accounting from Weber State University and is a member of the American Institute of Certified Public Accountants (AICPA).

Anthony J. Hall has served as a director of PUB and BAF since 2013 and as a director of LSB since 2000. He has served as the President and Chief Executive Officer of LSB since March 2006. He has worked at LSB for the past 41 years where he has served in almost every management capacity. He has served as a director of the Utah Bankers Association since 2011 and the Chairman of the Utah Bankers Association for the 2013-14 term. He holds a Bachelor’s degree in Accounting from Utah State University and is a graduate of the Northwest Lending School.

Douglas H. Swenson has served as a director of PUB and BAF since 2013. He has served as a director of LSB since 2004, and Chairman of LSB since 2010. He is currently serving on the Compensation Committee and the Audit and Compliance Committee. He is on the Board of Directors and is the Executive Vice President and Chief Financial Officer of Jack’s Tires and Oil, Inc. where he has served since 1998. He is a Certified Public Accountant with 40 years’ experience including with Deloitte & Touche LLP. He is a graduate of Brigham Young University with a Bachelor of Science degree in Accounting.

Deborah S. Bayle has served as a director of PUB and BAF since January 2014 and serves as a member of the Nominating and Governance Committee and the Audit and Compliance Committee. She serves as the President and CEO of United Way of Salt Lake and has been in her position since 1999. She is active in community affairs and currently serves on the Governor’s Education Excellence Commission, the Founding Council of Prosperity 2020, the Utah Women and Education Initiative and the State Council of Workforce Services/State Workforce Investment Board. She is a trustee of the Mark and Kathie Miller Foundation and is a member of the Board of Directors of St. Mark’s Hospital. She is active with United Way at the national level and is a member of the National Professional Council and the High-Performing Board Initiative. She is also a member of the Utah Women’s Forum and the International Women’s Forum. She is a member of the Board Executive Committee, Women’s Leadership Council and Tocqueville Society of United Way of Salt Lake. From 2003 to 2008 she served as a director of the Federal Reserve Bank of San Francisco, Salt Lake City Branch. She attended Weber State University.

William D. Marsh has served as a director of People’s Utah Bancorp since April 2015. He currently serves as Vice President and General Counsel of Baker Hughes Incorporated since February 2013. He was Vice President-Legal for Western Hemisphere from May 2009 to February 2013, and various executive, legal and corporate roles within Baker Hughes Incorporated from 1998 to 2009. He earned a Juris Doctorate degree and a Bachelor of Science degree in accounting from Brigham Young University.

Rick W. Anderson serves as Senior Vice President, Chief Operations Officer of PUB. Prior to joining PUB in 2007, he served as a director and Executive Vice President, Chief Financial Officer of Far West Bancorporation. He has been in the banking industry for over 36 years. He holds a Bachelor of Science degree in Business Management from Brigham Young University.

Dale M. Buxton has served as a Senior Vice President of PUB since November 2013. He has served as LSB’s Chief Financial Officer since 2006. He has over 24 years of banking experience with LSB and with the Federal Land Bank in California. He is a graduate of Utah State University with a Bachelor’s degree in Agricultural Economics and the Pacific Coast Banking School.

Lane E. Wilson has served as PUB’s Senior Vice President, Chief Sales Officer beginning April 2013. Previously he served as BAF’s Regional Senior Vice President, Southern Region from 2004 to 2013. He has over 30 years of banking experience, primarily in residential mortgage business, commercial real estate and construction lending. He attended Brigham Young University and is a graduate of the Graduate School of Banking at Colorado.

Composition and Classification of Our Board of Directors

There are fifteen seats on our Board of Directors, thirteen of which are currently filled. Pursuant to our Articles, our directors are divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors serve until our annual meetings of shareholders in 2017, 2015 and 2016, respectively. At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors serving on our Board of Directors.

In connection with the LSB Merger, we entered into a shareholders’ agreement, or the Shareholders’ Agreement, with certain of our shareholders, or the Old Shareholders, and certain LSB shareholders, or the New Shareholders, pursuant to which we granted to the New Shareholders the right to nominate to our Board of Directors the greater of (i) two individuals or (ii) the percentage of individuals (rounded down) that is equal to the percentage of our common shares held by the New Shareholders. The Old Shareholders agreed that at all times material thereto, they would own or control, together with the common shares owned or controlled by the New Shareholders, enough common shares to elect the directors nominated by the New Shareholders. The Shareholders’ Agreement restricts the removal of such directors to only occur for cause or upon the vote of a majority of the New Shareholders, and it allows the New Shareholders to fill any vacancies created by the resignation, removal or death of such directors. The Shareholders’ Agreement will terminate upon the date that the registration statement of which this prospectus is a part is declared effective by the SEC.

Meetings of the Board of Directors and Its Committees

During 2014, our Board of Directors held 12 regular meetings and one strategic planning meeting. No current director attended fewer than 75% of the total number of Board meetings held during the period for which such director has been a director and committee meetings of which such director was a member.

Corporate Governance

We will continue to focus on good corporate governance practices. NASDAQ rules define who may be considered an “independent” director, require independent directors to meet periodically in executive session, and require that the responsibilities of the committees of the Board of Directors conform with the requirements of FDICIA and related rules and regulations. In addition, PUB has a Code of Ethics, which is available on our website or by contacting Wolfgang T. N. Muelleck, PUB’s Chief Financial Officer, at (801) 642-3998. Further actions to enhance our corporate governance mechanisms will be taken as required by law and the exchanges upon which our shares are listed, or as otherwise deemed necessary or appropriate by the Board of Directors, with a continuing focus on high standards of corporate governance.

Independence of Directors

Under the listing requirements of The NASDAQ Capital Market, a majority of our Board of Directors must be comprised of independent directors within one year of the closing of this offering. Our Board of Directors has determined that a majority of our directors are or will be independent as defined under NASDAQ Stock Market Rules.

Our Board of Directors conducts an annual review of director independence. During this review, our Board of Directors considers transactions and relationships during the prior year between each director or any member of his or her immediate family and PUB and its subsidiaries, affiliates and equity investors, including those reported under “Certain Relationships and Related Party Transactions” below. Our Board of Directors also examines transactions and relationships between directors or their affiliates and members of senior management or their affiliates. The purpose of this review is to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent.

As a result of this review, our Board of Directors has affirmatively determined as of March 31, 2015 that the following directors are independent under NASDAQ Stock Market Rules and under PUB’s general standard of independence: Dale O. Gunther, Blaine C. Gunther, Deborah S. Bayle, Melvin L. Kirkham, R. Brent Anderson, Douglas H. Swenson and William D. Marsh. The remaining directors were determined to not be independent.

Director Qualifications

PUB’s corporate governance guidelines contain criteria considered by the Nominating and Governance Committee in evaluating nominees for a position on its Board. All nominees, including incumbent directors, board nominees and shareholder nominees are evaluated in the same manner. Generally, the Nominating and Governance Committee believes that directors should possess the highest personal and professional ethics and integrity and should have broad experience in positions with a high degree of responsibility, corporate board experience and the ability to commit adequate time and effort to serve as a director. Other criteria that will be considered include expertise currently desired on our Board of Directors, geography, finance or financial service industry experience, ethical standards and involvement in the community. The Nominating and Governance Committee also evaluates potential nominees to determine if they meet PUB’s standard of independence (to ensure that at least a majority of the directors will, at all times, be independent).

Pursuant to our Corporate Governance Guidelines, directors of PUB may not serve on the board of another unaffiliated insured depository institution, bank holding company, financial holding company or thrift holding company having operations in any market area in which PUB or any of its affiliated entities has operations while serving as our director.

Committees of the Board of Directors

Our Board of Directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Compensation Committee, the Nominating and Governance Committee; the Audit and Compliance Committee and the Enterprise Risk Management Committee. Our Board of Directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents. Information with respect to each of these committees is set forth below.

Compensation Committee. The Compensation Committee consists of Melvin L. Kirkham, Dale O. Gunther, Douglas H. Swenson and R. Brent Anderson, with Mr. Kirkham serving as Chairman. The Board of Directors has determined that all of the members of the Compensation Committee are independent directors as defined under NASDAQ Stock Market Rules. The Compensation Committee acts under a written charter adopted by the Board of Directors. This committee oversees our compensation and employee benefit plans and practices, including its executive compensation plans, its incentive compensation and equity-based plans. The Compensation Committee annually reviews and approves corporate goals and objectives relevant to the Chief Executive Officer’s and Chief Financial Officer’s compensation and evaluates the Chief Executive Officer’s and Chief Financial Officer’s performance in light of those goals and objectives. This committee met eight times in 2014.

Nominating and Governance Committee. The Nominating and Governance Committee consists of Dale O. Gunther, Blaine C. Gunther and Deborah S. Bayle with Dale O. Gunther serving as Chairman. The Board of Directors has determined that all of the members of the Nominating and Governance Committee are independent directors as defined under NASDAQ Stock Market Rules. The Nominating and Governance Committee acts under a written charter adopted by the PUB Board of Directors. This committee is responsible for developing and implementing policies and practices relating to corporate governance. In addition, the Nominating and Governance Committee is responsible for developing criteria for the selection and evaluation of directors and recommends to the Board of Directors candidates for election as directors and senior management. This committee met once in 2014.

Audit and Compliance Committee. The Audit and Compliance Committee of PUB consists of R. Brent Anderson, Deborah S. Bayle and Douglas H. Swenson, each of whom have been determined by the Board of Directors to be independent directors as defined under NASDAQ Stock Market Rules and Rule 10A-3 of the Exchange Act. Mr. Anderson serves as Chairman of the Audit and Compliance Committee and the Board of Directors has determined that he is an “audit committee financial expert,” as defined by the rules and regulations of the SEC.

The Audit and Compliance Committee acts under a written charter adopted by PUB’s Board of Directors. The Audit and Compliance Committee is primarily responsible for monitoring the integrity of PUB’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance and public disclosure of financial information; monitoring the independence and performance of PUB’s independent auditors and internal auditing department; and maintaining free and open communication between the Audit and Compliance Committee, the independent auditors, management, the internal auditing department, and the Board of Directors. It also reviews all potential affiliated transactions from outside vendors and between the affiliates to determine compliance with regulatory rules. This committee met 12 times in 2014.

Enterprise Risk Management Committee. The Enterprise Risk Management Committee consists of Wolfgang T. N. Muelleck, R. Brent Anderson and William D. Marsh, with Mr. Muelleck serving as Chairman. The committee oversees all major risk areas of PUB. The Committee acts under a written charter adopted by the PUB Board of Directors. The committee is tasked with reviewing all material risks to PUB and the Banks and reviewing risk mitigation policies. This committee was established in 2014, but did not meet until 2015.

Compensation Committee Interlocks and Insider Participation

For the year ended December 31, 2014, our Compensation Committee consisted of Melvin L. Kirkham, Dale O. Gunther, Douglas H. Swenson and R. Brent Anderson. Except for Dale O. Gunther, none of them has at any time been an officer or associate of PUB. None of the members of our Compensation Committee has had any relationship with us of the type that is required to be disclosed as a related party transaction under Item 404 of Regulation S-K, except as otherwise disclosed in this prospectus. In addition, none of our executive officers serves or has served as a member of our Board of Directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The table below sets forth the compensation of our named executive officers.

2014 SUMMARY COMPENSATION TABLE

Name and Principal Positions	Year	Salary (1)	Stock and Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
Richard T. Beard,	2014	$367,000	$—	$160,000	$52,444	$579,444
Director, President & Chief Executive Officer	2013	331,000	—	153,000	51,628	535,628
Wolfgang T. N. Muelleck,	2014	239,700	—	118,000	47,510	405,210
Director and Executive Vice President, Chief Financial Officer	2013	215,700	—	107,850	42,028	365,578
David G. Anderson,	2014	163,000	—	82,000	41,871	286,871
Director and Senior Vice President, Chief Credit Officer	2013	155,333	—	80,000	35,163	270,497

(1)	The figures shown for salary represent amounts earned for the fiscal year, whether or not actually paid during such year, and include amounts deferred pursuant to employee 401(k) and profit sharing plans.
(2)	Options or RSUs were issued from the 2014 Plan in January 2015. Options issued had an exercise price of $12.10 per share, vest over three years and had a fair value as of the date of grant of $2.89 per share. RSUs issued have a fair value as of the date of grant of $12.10 per share and vest over three years. Richard Beard received options to purchase 57,121 common shares, Wolfgang Muelleck received options to purchase 31,090 common shares, and David Anderson received RSUs for 4,041 shares.
(3)	Non-equity incentive plan compensation includes cash awards granted at the discretion of the Board of Directors for achieving certain performance-based criteria.
(4)	The named executive officers participate in certain group life, health, disability insurance and medical reimbursement plans, that are generally available to salaried associates and do not discriminate in scope, terms and operation. The figure shown for each named executive officer also includes employer 401(k) contributions, profit sharing, and director fees. Director fees in 2014 for employee directors were $16,800 for each of Richard Beard and David Anderson and $22,800 for Wolfgang Muelleck.

Employment Agreements

We have entered into employment agreements with Richard T. Beard and Wolfgang T. N. Muelleck, which are described below. We have not entered into an employment agreement with David G. Anderson. Additionally, we have entered into employment agreements with other Executive Officers named elsewhere in this prospectus — Anthony J. Hall, Chief Executive Officer and President of LSB and Dale M. Buxton, Senior Vice President and Chief Financial Officer of LSB.

Richard T. Beard

We originally entered into an employment agreement with Mr. Beard, our Chief Executive Officer, in 2004. We entered into a new employment agreement on January 1, 2015 in order to secure his service as Chief Executive Officer and President of PUB and BAF. This employment agreement terminates December 31, 2017 and will automatically renew if not terminated by either party. For 2015, the Board set the minimum annual salary of Mr. Beard at $374,340 which is adjusted annually. The employment agreements provide for participation in a bonus based primarily on performance criteria, which for 2014 was $160,000 or 43.6% of salary. The bonus is set by the

Compensation Committee. In addition, his compensation includes 100% of all medical and dental insurance premiums for himself, his spouse and his children under age 26. In addition, Mr. Beard receives the matching 401(k) grants from us as well as his share of any profit-sharing based on his term of employment service and his salary which benefits are available to all associates of PUB and its subsidiaries.

The Board of Directors may terminate the employment agreement at any time with cause or for disability. However, termination following a change in control of PUB would subject us to liability for severance benefits. In the event of a termination following a change in control, Mr. Beard would be entitled to the payment of one year of his then-current base salary and annual bonus that is at least 20% of his then-current base salary and continuation of the medical, dental, life and disability insurance premiums for such period. These same severance benefits would be payable to Mr. Beard if he is involuntarily terminated without cause. A change in control for purposes of the agreement occurs when (i) any person or group of persons acquires 50% or more of the voting shares of PUB’s outstanding securities; (ii) PUB enters into an agreement of a reorganization, merger, or consolidation pursuant to which PUB is not the surviving corporation; or (iii) PUB sells substantially all of its assets to a purchaser other than a subsidiary of PUB.

Wolfgang T. N. Muelleck

We entered into an employment agreement with Mr. Muelleck, our Chief Financial Officer, in 2014, in order to secure his service as Chief Financial Officer of PUB and BAF. The employment agreement terminates December 31, 2016 and will automatically renew if not terminated by either party. For 2015, the Board set the annual salary of Mr. Muelleck at $244,494 which is adjusted annually. The employment agreement provide for participation in a bonus based primarily on performance criteria, which for 2014 was $118,000 or 49.2% of salary. The bonus is set by the Compensation Committee. In addition, Mr. Muelleck receives the matching 401(k) grants from us as well as his share of any profit sharing based on his term of employment service and his salary which benefits are available to all associates of PUB and its subsidiaries.

The Board of Directors may terminate the employment agreement at any time with cause or for disability. However, termination following a change in control of PUB would subject us to liability for severance benefits. In the event of a termination following a change in control, Mr. Muelleck would be entitled to the payment of one year of his then-current base salary and annual bonus that is at least 20% of his then-current base salary and continuation of the medical, dental, life and disability insurance premiums for such period. These same severance benefits would be payable to Mr. Muelleck if he is involuntarily terminated without cause. A change in control for purposes of the agreement occurs when (i) any person or group of persons acquires 50% or more of the voting shares of PUB’s outstanding securities; (ii) PUB enters into an agreement of a reorganization, merger, or consolidation pursuant to which PUB is not the surviving corporation; or (iii) PUB sells substantially all of its assets to a purchaser other than a subsidiary of PUB.

Anthony J. Hall

LSB entered into an employment agreement with Mr. Hall, our Director and Executive Vice President, in 2013, in order to secure his service as Chief Executive Officer and President of LSB. The employment agreement terminates October 18, 2015 and will automatically renew for a new two year term if both parties provide written notice of renewal prior to the termination of the agreement. Mr. Hall’s annual salary was set at $143,000. The employment agreement provides for participation in a bonus based primarily on performance criteria, which for 2014 was $56,000 or 35.2% of his 2014 salary of $159,000. The bonus is set by the board of directors of LSB. In addition, Mr. Hall participates in the LSB Supplemental Executive Retirement Plan and a split dollar life insurance agreement. Mr. Hall also receives a company- provided vehicle and is eligible to participate in all employee benefit programs.

LSB may terminate the employment agreement at any time with cause and Mr. Hall may terminate the employment agreement for good reason. Termination for good reason includes Mr. Hall’s termination within

24 months of a change in control of LSB. A change in control for purposes of the agreement occurs when (i) any person or group of persons acquires more than 50% of the total fair market value or total voting power of the stock of LSB, provided that a change in control does not occur if any person or group of persons that already owns more than 50% of the total fair market value or total voting power of LSB’s stock acquires additional stock; (ii) any person or group of persons acquires, or has acquired during the twelve-month period ending on the date of the most recent acquisition of LSB stock, ownership of LSB’s stock possessing 30% or more of the total voting power of the stock of LSB; or (iii) the sale of all or substantially all of LSB’s assets. Following a termination without cause or for good reason, Mr. Hall would be entitled to (i) his salary through the date of termination, (ii) a pro-rated portion of any bonus, (iii) any unused vacation time, (iv) unreimbursed business expenses, and (v) a severance payment equal to 12 months of Mr. Hall’s then current base salary. Following any termination, Mr. Hall is also subject to a covenant not to compete with LSB for a period of three years within 50 miles of any LSB location.

Dale M. Buxton

LSB entered into an employment agreement with Mr. Buxton, our Senior Vice President, in 2013, in order to secure his service as Chief Financial Officer of LSB. The employment agreement terminates October 18, 2015 and will automatically renew for a new two year term if both parties provide written notice of renewal prior to the termination of the agreement. Mr. Buxton’s annual salary was set at $112,000. The employment agreement provides for participation in a bonus based primarily on performance criteria, which for 2014 was $31,000 or 26.8% of his 2014 salary of $115,566. The bonus is set by the board of directors of LSB. In addition, Mr. Buxton participates in the LSB Supplemental Executive Retirement Plan and a split dollar life insurance agreement. Mr. Buxton is eligible to participate in all employee benefit programs.

LSB may terminate the employment agreement at any time with cause and Mr. Buxton may terminate the employment agreement for good reason. Termination for good reason includes Mr. Buxton’s termination within 24 months of a change in control of LSB. A change in control for purposes of the agreement occurs when (i) any person or group of persons acquires more than 50% of the total fair market value or total voting power of the stock of LSB, provided that a change in control does not occur if any person or group of persons that already owns more than 50% of the total fair market value or total voting power of LSB’s stock acquires additional stock; (ii) any person or group of persons acquires, or has acquired during the twelve-month period ending on the date of the most recent acquisition of LSB stock, ownership of LSB’s stock possessing 30% or more of the total voting power of the stock of LSB; or (iii) the sale of all or substantially all of LSB’s assets. Following a termination without cause or for good reason, Mr. Buxton would be entitled to (i) his salary through the date of termination, (ii) a pro-rated portion of any bonus, (iii) any unused vacation time, (iv) unreimbursed business expenses, and (v) a severance payment equal to 12 months of Mr. Buxton’s then current base salary. Following any termination, Mr. Buxton is also subject to a covenant not to compete with LSB for a period of three years within 50 miles of any LSB location.

Share Awards and Share Option Grants Outstanding

The following tables set forth information regarding share options and similar equity compensation grants outstanding as of December 31, 2014, whether granted in 2014 or earlier, including awards that have been transferred other than for value.

OUTSTANDING EQUITY AWARDS AS OF DECEMBER 31, 2014

	Option Awards				Share Awards
Name	Number of Shares Underlying Unexercised Options Exercisable	Number of Shares Underlying Unexercised Options Unexercisable(1)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that have not vested (1)	Market value of shares of units of stock that have not vested(1)
Richard T. Beard	88,000	—	$4.85	01/01/2020	—	—
Wolfgang T. N. Muelleck	58,432 22,308	— —	4.85 4.85	01/01/2020 02/23/2018	— —	— —
David G. Anderson	39,600	—	4.85	01/01/2020	—	—

(1)	Options or RSUs were issued from the 2014 Plan in January 2015. Options issued had an exercise price of $12.10 per share, vest over three years and had a fair value as of the date of grant of $2.89 per share. RSUs issued have a fair value as of the date of grant of $12.10 per share and vest over three years. Richard Beard received options to purchase 57,121 common shares, Wolfgang Muelleck received options to purchase 31,090 common shares, and David Anderson received RSUs for 4,041 shares.

Director Compensation

We believe that our director compensation packages enable us to successfully recruit and retain talented directors of the caliber needed to effectively direct PUB. We also believe that director compensation should serve to solidify the alignment of the shareholders’ interests with that of our Board of Directors and relate to our success.

During 2014, our non-employee directors received a yearly retainer of $6,000 and additional fees for committees on which they serve and for those they chair. In addition, all directors received $1,400 for each meeting attended.

The following table sets forth for the year ended December 31, 2014, the compensation paid or awarded by PUB to each person who was a director on December 31, 2014.

Name (1)	Fees Earned or Paid in Cash	Stock Awards (2)	Option Awards (2)	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total Compensation
Paul R. Gunther (3)	$84,000	$—	$5,334	$—	$9,375	$98,709
Dale O. Gunther (4)	36,050	—	5,334	—	—	41,384
Blaine C. Gunther (5)	20,000	—	5,334	—	25	25,359
Fred W. Fairclough, Jr. (6)	31,250	10,001	—	—	7,775	49,026
Melvin L. Kirkham (7)	49,150	10,001	—	—	671	59,822
R. Brent Anderson (8)	50,950	10,001	—	—	4,581	65,532
Anthony J. Hall (9)	15,400	—	8,507	—	35,232	59,139
Douglas H. Swenson (10)	36,150	—	13,841	—	—	49,991
Deborah S. Bayle (11)	28,350	—	11,714	—	—	40,064

(1)	Richard Beard, Wolfgang Muelleck and David Anderson are omitted from this table because their compensation set forth in the Summary Compensation Table above includes director compensation.
(2)	The amounts reported in this column represent the aggregate grant date fair value of the stock options or RSUs granted. For information on the valuation assumptions used in calculating these amounts, see Note 10 to our consolidated financial statements.
(3)	Paul Gunther received a stock option grant for 3,604 common shares in July 2014 which has an exercise price of $11.10 per share, vests on July 1, 2015, and which is the total of his option awards outstanding at December 31, 2014. He had aggregate deferred compensation of director’s fees of $72,000 as of December 31, 2014, which were deferred from 2011 through 2013. Other compensation includes a health benefit paid by PUB.

(4)	Dale Gunther received a stock option grant for 3,604 common shares in July 2014 which has an exercise price of $11.10 per share, vests on July 1 2015, and which is the total of his option awards outstanding at December 31, 2014.
(5)	Blaine Gunther received a stock option grant for 3,604 common shares in July 2014 which has an exercise price of $11.10 per share, vests on July 1, 2015, and which is the total of his option awards outstanding at December 31, 2014.
(6)	Fred Fairclough received RSUs for 901 common shares in July 2014 which vest on July 1, 2015. As of December 31, 2014, Fred Fairclough held option awards for 44,000 common shares and stock awards for 901 common shares. All other compensation includes a health benefit paid by PUB.
(7)	Melvin Kirkham received RSUs for 901 common shares in July 2014 which vest on July 1, 2015, and which is the total of his stock awards outstanding at December 31, 2014. All other compensation includes a health benefit paid by PUB.
(8)	Brent Anderson received RSUs for 901 common shares in July 2014 which vest on July 1, 2015. As of December 31, 2014, Brent Anderson held option awards for 44,000 common shares and stock awards for 901 common shares. All other compensation includes a health benefit paid by PUB.
(9)	Anthony Hall received a stock option grant for 5,867 common shares in July 2014 which has an exercise price of $11.10 per share, vests on July 1, 2015, and which is the total of his option awards outstanding at December 31, 2014. Other compensation includes $7,775 for a car allowance, health benefits of $10,662, and $16,800 as a benefit for his SERP Plan. Under the Plan, Anthony Hall will receive upon retirement, monthly payment, for 15 years based on 25% of his salary over the last full calendar year immediately preceding retirement. Such amounts are received as President of LSB and not as a director.
(10)	Douglas Swenson received stock option grants for 5,867 and 3,604 common shares in July 2014 which have an exercise price of $11.10 per share. Options for 5,867 common shares were immediately vested and options for 3,604 common shares vests on July 1, 2015. As of December 31, 2014, Douglas Swenson held option awards for 3,604 common shares.
(11)	Deborah Bayle received stock option grants for 4,400 and 3,604 common shares in July 2014 which have an exercise price of $11.10 per share. Options for 4,400 common shares were immediately vested and options for 3,604 common shares vests on July 1 2015. As of December 31, 2014, Deborah Bayle held option awards for 8,004 common shares.

Equity Compensation Plans

We have three equity compensation plans, the 2014 Plan, the People’s Utah Bancorp Amended and Restated 2008 Incentive Plan, or the 2008 Incentive Plan, and the People’s Utah Bancorp Incentive Plan, or the 1999 Incentive Plan. Any future awards will be granted under the 2014 Plan. The following descriptions include summaries of the material terms of our equity compensation plans. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the 2014 Plan, the 2008 Incentive Plan and the 1999 Incentive Plan which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

People’s Utah Bancorp 2014 Incentive Plan

In 2014, our shareholders adopted the 2014 Plan. The Compensation Committee of our Board of Directors, which is also referred to in this description as the Committee, has the authority to administer the 2014 Plan and has full power and authority to determine when and to whom awards will be granted, and the type, amount, form of payment and other terms and conditions of each award, consistent with the provisions of the 2014 Plan. Subject to the provisions of the 2014 Plan, the Committee may amend or waive the terms and conditions, or accelerate the exercisability, of an outstanding award. The Committee has authority to interpret the 2014 Plan and establish rules and regulations for the administration of the 2014 Plan. In addition, the 2014 Plan provides that our Board of Directors may generally exercise the powers of the Committee at any time. Any employee, officer, non-employee directors, consultant, independent contractor or advisor providing services to us or any of our affiliates or any such person to whom an offer of employment or engagement with us or any of our affiliates is extended, who is selected by the Committee, is eligible to receive awards under the 2014 Plan.

The aggregate number of common shares that were reserved and may be issued under the 2014 Plan, subject to adjustment as described below, is 800,000 shares. In addition, any shares subject to outstanding awards under our 2008 Incentive Plan that are forfeited or reacquired by us due to termination or cancellation of such awards shall also be permitted to be granted under the 2014 Plan. The common shares issuable under the 2014 Plan may be drawn from shares of authorized but unissued common shares or from common shares that we acquire. No eligible person may be granted stock options, stock appreciation rights or performance awards denominated in common shares, in excess of 150,000 common shares in the aggregate in any calendar year.

In the event that the Committee or our Board of Directors shall determine that any dividend or other distribution (whether in the form of cash, common shares, other securities or other property), recapitalization, stock split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of common shares or other securities, issuance of warrants or other rights to purchase common shares or other securities or other event identified by the Committee as affecting common shares such that an adjustment is necessary or appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2014 Plan, then the Committee or our Board of Directors shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of common shares (or other securities or other property) that thereafter may be made the subject of awards, (ii) the number and type of common shares (or other securities or other property) subject to outstanding awards, (iii) the purchase price or exercise price with respect to any award and (iv) the share limitations contained in the 2014 Plan.

Under the 2014 Plan, the Committee is permitted and authorized to make the following grants to all eligible persons:

•	Stock Options. The Committee may grant stock options to any person eligible under the 2014 Plan, including options intended to qualify as incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code. The holder of an option will be entitled to purchase a number of common shares at a specified exercise price during a specified time period, all as determined by the Committee. The exercise price of an option may not be less than 100% of the fair market value of our common shares on the date of grant, or in the case of incentive stock options, 110% of the fair market value of our common shares with respect to holders of more than 10% of our common shares. The fair market value of our common shares will be the closing sale price as quoted on The NASDAQ Capital Market on the date of grant. The 2014 Plan permits payment of the exercise price to be made by cash, common shares, other securities, other awards or other property. The shares subject to each option will generally vest in one or more installments over a specified period of service measured from the grant date.

•	Stock Appreciation Rights. The holder of a SAR is entitled to receive the excess of the fair market value (calculated as of the exercise date or, at the Committee’s discretion, as of any time during a specified period before or after the exercise date) of a specified number of common shares over the grant price of the SAR, as determined by the Committee, paid solely in common shares. SARs vest and become exercisable in accordance with a vesting schedule established by the Committee. We do not have any SARs outstanding.

•	Restricted Stock and Restricted Stock Units. The holder of restricted shares will own shares of our common shares subject to restrictions imposed by the Committee (including, for example, restrictions on transferability or on the right to vote the restricted shares or to receive any dividends with respect to the shares) for a specified time period determined by the Committee. The restrictions, if any, may lapse or be waived separately or collectively, in installments or otherwise, as the Committee may determine. The holder of restricted stock units will have the right, subject to any restrictions imposed by the Committee, to receive common shares or a cash payment equal to the fair market value of the shares at some future date determined by the Committee.

•	Performance Awards. Performance awards give participants the right to receive payments in cash, shares or property based solely upon the achievement of certain performance goals during a specified performance period. Subject to the terms of the 2014 Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award and any other terms and conditions of any performance award is determined by the Committee. No eligible person may be granted performance awards in excess of common shares (subject to adjustment in the event of a share split or similar event) in the aggregate in any taxable year. Performance awards must be based on one or more of the following performance goals, either individually, alternatively or in any combination, applied on a corporate, subsidiary, division, business unit or line of business basis: economic value added; revenue; net profit after tax; net interest margin; income (including without limitation operating income, pre-tax income and income attributable to us); cash flow (including without limitation free cash flow and cash flow from operating, investing or financing activities or any combination thereof); earnings (including without limitation earnings before or after taxes, earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings (whether before or after taxes), EBIT or EBITDA as a percentage of net sales; earnings per share (EPS) (basic or diluted); earnings per share from continuing operations; returns (including one or more of return on average assets, average equity, total shareholder return (TSR) and total business return (TBR)); ratios (including one or more of price-to-earnings and ratios regarding liquidity, solvency, fiscal capacity, productivity or risk); budget comparisons; efficiency ratio (noninterest expenses divided by the sum of net interest income plus noninterest income); share price; value creation; market share; market capitalization; workforce satisfaction and diversity goals; employee retention; production metrics; implementation or completion of key projects or strategies; strategic plan development and implementation.

•	Dividend Equivalents. The Committee may grant dividend equivalents under which the participant is entitled to receive payments (in cash, common shares, other securities, other awards or other property as determined in the discretion of the Committee) equivalent to the amount of cash dividends paid by us to holders of common shares with respect to a number of common shares determined by the Committee.

•	Other Stock Awards. The Committee may grant such other awards that are denominated or payable in or valued in whole or in part by reference to, common shares, subject to terms and conditions determined by the Committee and the 2014 Plan limitations.

The term of awards will not be longer than 10 years, or in the case of incentive stock options, longer than five years with respect to holders of more than 10% of our common shares. The Committee may permit accelerated vesting of an award upon the occurrence of certain events, including a change in control, regardless of whether the award is assumed, substituted or otherwise continued in effect by the successor corporation. The acceleration of vesting in the event of a change in the ownership or control may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of us.

Awards under the 2014 Plan may be subject to performance goals, including revenue, cash flow, gross profit, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, net earnings, earnings per share, margins (including one or more of gross, operating and net income margins), returns (including one or more of return on assets, equity, investment, capital, revenue and total shareholder return), share price, economic value added, working capital, market share, cost reductions, workforce satisfaction and diversity goals, employee retention, customer satisfaction, completion of key projects and strategic plan development and implementation. The goals may reflect absolute entity or business unit performance or a relative comparison to the performance of a peer group of entities or other external measure of the selected performance criteria.

Unless earlier discontinued or terminated by our Board of Directors, the 2014 Plan will expire on the 10th anniversary of the 2014 Plan’s effective date. No awards may be made after that date. However, unless otherwise expressly provided in the 2014 Plan or an applicable award agreement, any award granted under the 2014 Plan prior to expiration may extend beyond the end of such period through the award’s normal expiration date. Our Board of Directors may amend, suspend or terminate the 2014 Plan at any time, provided that our Board of Directors will get shareholder approval when necessary to not violate NASDAQ Stock Market rules, to increase the number of common shares authorized under the 2014 Plan, to re-price options or SARs, to permit the grant of options or SARs with an exercise price less than the fair market value of the common shares, to prevent the grant of options or SARs that would qualify under Section 162(m) of the Code or increase the maximum term permitted for options and SARs as specified in the 2014 Plan. The Committee may not amend an outstanding award in a manner that adversely affects the holder of the award without the holder’s consent.

As of March 31, 2015, common shares issuable upon exercise of outstanding options and vesting of RSU’s were 191,487 and 39,720, respectively. Common shares reserved for future grant or issuance under the 2014 Plan were 562,926 at March 31, 2015.

People’s Utah Bancorp Amended and Restated 2008 Incentive Plan

In 2008, our shareholders adopted our 2008 Incentive Plan. In 2013, we amended and restated the 2008 Incentive Plan. No additional options may be granted under the 2008 Incentive Plan. As of March 31, 2015, 724,569 shares are issuable upon exercise of outstanding options under the 2008 Incentive Plan.

People’s Utah Bancorp 1999 Incentive Plan

In 1999, our shareholders adopted the 1999 Incentive Plan. No additional options may be granted under the 1999 Incentive Plan. As of March 31, 2015, 149,899 shares are issuable upon exercise of outstanding options under the 1999 Incentive Plan. Subsequent to March 31, 2015, stock options for 13,200 common shares were exercised from the 1999 Incentive Plan.

Deferred Compensation Plan

In 2012, we adopted a deferred compensation plan for our directors. Under the Plan, directors can make an irrevocable election to defer up to 100% of their director fees in any given year. These deferred fees are fully vested and nonforfeitable, and such fees will be paid to the director upon the conclusion of the director’s service on the board. As of December 31, 2014, the aggregate amount of deferred director compensation was $72,000. Subsequent to December 31, 2014, directors have elected to defer $53,000 of compensation in 2015.

LSB Supplemental Executive Retirement Plan

In 2008, LSB established the Lewiston State Bank Supplemental Executive Retirement Plan, or SERP, pursuant to which LSB provides supplementary retirement benefits to certain highly compensated LSB employees and a select group of LSB management, which we refer to as the SERP Employees. The SERP Employees consist of four people, including Anthony J. Hall and Dale M. Buxton.

The SERP provides that after retirement the SERP Employees will receive for 15 years an annual benefit equal to the product of (i) the SERP Employees annual gross salary paid to the SERP Employee in the full calendar year immediately preceding the SERP Employee’s retirement and (ii) a certain factor that increases with each year of employment, provided that the factor will be 100% upon a forced separation due to a change in control of the ownership of LSB or the disability of the SERP Employee. Upon a forced separation due to change in control or upon the disability of the SERP Employee, in lieu of the benefits described above the SERP Employees are entitled to a lump sum payment equal to 25% of the SERP Employee’s annual gross salary paid in the full calendar year immediately preceding the separation or disability.

Split Dollar Life Insurance Agreements

In 2008, LSB entered into split dollar life insurance agreements with each of Anthony J. Hall and Dale M. Buxton, pursuant to which LSB agreed to provide certain life insurance benefits to these two officers. LSB may terminate these agreements upon 30 days written notice to the insured if (i) LSB surrenders the policy to the insured, (ii) the insured is no longer eligible for benefits under the Lewiston State Bank Supplemental Executive Retirement Plan, or (iii) the insured is terminated for cause. Upon such a termination, the insured has a 90 day option to purchase the policy from LSB for a cash payment equal to the greater of (y) LSB’s share of the cash value of the insurance policy or (z) the amount of premiums paid or accrued by LSB.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, we were a participant in certain transactions and relationships with related persons as more fully described below.

Loans to Officers, Directors and Affiliates

PUB does not make loans to insiders. From time to time, the Banks make loans to officers, directors and associates on terms permitted under Regulation O. We believe the Banks are in compliance with Regulation O and therefore, we believe we are in compliance with SOX. All loans by the Banks to officers, directors or associates are made in the ordinary course of business, are of a type generally made available to the public and are on market terms no more favorable than those offered to persons not related to the Banks, except for the waiver of certain loan fees and a minor reduction in certain loan interest rates as part of a benefit program as allowed by Regulation O. This benefit is widely available to all of our officers, directors or associates of the Banks and PUB and does not give preference to any insider over the other employees. All loans to our officers and directors, and the officers and directors of the Banks, are subject to prior approval by our Audit and Compliance Committee. As of March 31, 2015, we had available lines of credit for loans and credit cards to insiders of $854,000 and loans outstanding to insiders of $652,000. As of the date of this prospectus, no related party loans were categorized as non-accrual, past due, restructured or potential problem loans. All such loans are currently in good standing and are being paid in accordance with their terms.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common shares offered hereby for sale to our associates, business associates and related persons. Our officers and directors are eligible to participate in the directed share program, unless they are selling shares in this offering. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. The number of common shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common shares offered hereby. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, as amended, in connection with the sale of shares through the directed share program.

Indemnification of Officers and Directors

Pursuant to our bylaws, we will, to the fullest extent permitted by the Utah Revised Business Corporation Act, or the Utah Statute, indemnify our directors and officers with respect to expenses, settlements, judgments and fines in suits (including actions brought against a director or officer in the name of the corporation, commonly referred to as a derivative action) in which such person was made a party by reason of the fact that he or she is or was a director or officer, or being or having been such a director or officer, such person was serving as a director, officer, associate or other agent (i) for an enterprise of which we hold the majority of shares entitled to vote in the election of its directors (such as BAF), or (ii) at our request, for another enterprise. No such indemnification may be given if the acts or omissions of the person are finally adjudged to be intentional misconduct or a knowing violation of law, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled.

We have entered into separate indemnification agreements with our executive officers and directors, in addition to the indemnification provided for in our bylaws. These agreements, among other things, require us to indemnify our executive officers and directors for certain expenses, including attorneys’ fees incurred by an executive officer or director in any action or proceeding arising out of their services as one of our executive officers or directors, or as an executive officer or director of any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

Shareholders’ Agreement

In connection with the LSB Merger, we entered into the Shareholders’ Agreement with the Old Shareholders and the New Shareholders, pursuant to which we granted to the New Shareholders the right to nominate to our Board of Directors the greater of (i) two individuals or (ii) the percentage of individuals (rounded down) that is equal to the percentage of our common shares held by the New Shareholders. The Old Shareholders agreed that at all times material thereto, they would own or control, together with the common shares owned or controlled by the New Shareholders, enough common shares to elect the directors nominated by the New Shareholders. The Shareholders’ Agreement restricts the removal of such directors to only occur for cause or upon the vote of a majority of the New Shareholders, and it allows the New Shareholders to fill any vacancies created by the resignation, removal or death of such directors.

Subject to certain exceptions, the Shareholders’ Agreement also prohibits us from taking certain actions, including (i) selling or otherwise transferring a majority of the shares of LSB, (ii) entering into any agreement to change the name of LSB, (iii) entering into any agreement to merge LSB into another entity or sell substantially all of the assets of LSB to another entity, (iv) encumbering substantially all of the assets of LSB, and (v) terminating, dismissing, or constructively terminating the employment of Anthony J. Hall, or causing LSB to terminate, dismiss or constructively terminate Anthony J. Hall, other than for cause.

This Shareholders’ Agreement will terminate upon the date that the registration statement of which this prospectus is a part is declared effective by the SEC.

Other Related Party Transactions

Philip Gunther is the son of Dale O. Gunther and is the Chief Credit Administration Officer of BAF. Philip Gunther received $152,300, $138,384 and $118,500 for his services in 2014, 2013, and 2012, respectively. Philip Gunther is not an executive officer of PUB.

Robert Chatfield is the brother-in-law of Paul R. Gunther and served as our Chief Credit Officer until April 2013. Robert Chatfield received $65,168 and $229,271 for his services in 2013 and 2012, respectively. Robert Chatfield is no longer an executive officer of PUB.

Judd Kirkham is the son of Melvin L. Kirkham and is employed by BAF as the Commercial Loan Department Manager at BAF. Judd Kirkham received $176,062 and $57,958 for his services in 2014 and 2013, respectively, as well as a grant of 13,200 common shares in 2013. Judd Kirkham is not an executive officer of PUB.

With respect to these transactions, we have followed the procedures outlined below. In particular, decisions regarding compensation and equity grants were made only by disinterested persons.

Policies and Procedures Regarding Related Party Transactions

Transactions by the Banks or us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the FRA, and Regulation W (which govern certain transactions between the Banks and their affiliates) and Regulation O (which governs certain loans by the us and the Banks to its executive officers, directors, and principal shareholders). We and the Banks have adopted policies designed to ensure compliance with these regulatory requirements and restrictions.

Our Board of Directors has adopted a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and NASDAQ concerning related party transactions. Related party transactions are transactions in which we are a participant and a related party has or will have a direct or indirect material interest. Related parties include our current and former directors (including nominees for election as directors) and our executive officers, beneficial holders of more than 5% of our capital stock and the immediate family members of these persons. It is our policy that either the Audit and Compliance Committee or the independent directors of our Board of Directors acting, in executive session, review and approve all related party transactions, including any loans to our officers, directors and principal shareholders, as well as their immediate family members and affiliates, for potential conflicts of interest. The Audit and Compliance Committee, or the independent directors of the Board of Directors, will consider, among other factors, the related party’s interest in the transaction, the materiality of the related party transaction to us and the related party, whether the transaction with the related party is proposed to be entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party, the purpose of, and the potential benefits to us of, the related party transaction, the perceived impact on the independence of a director related party and other information regarding the related party transaction or the related party in the context of the proposed transaction that the Audit and Compliance Committee, or the independent directors of the Board of Directors, deem relevant. If the conflict of interest relates to any member of the Audit and Compliance Committee or any independent director of the Board of Directors, the conflicted person recuses himself or herself from all discussions relating to the conflict of interest. The Chief Executive Officer, or a senior officer designated by the Chief Executive Officer, will resolve any conflict of interest issue involving any other associate.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common shares as of the date of this prospectus and after giving effect to the completion of this offering by:

•	each person, or group of affiliated persons, known to us to beneficially own more than 5% of the outstanding common shares;

•	each of our directors;

•	each of our named executive officers;

•	all of our named executive officers and directors as a group; and

•	each selling shareholder.

Based on the information provided to us by or on behalf of the selling shareholders, none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding common shares subject to options or other convertible or exercisable securities held by that person that are currently exercisable or convertible or exercisable or convertible within 60 days of the date of this prospectus. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The percentage of beneficial ownership before the offering is based on 14,788,921 common shares outstanding as of the date of this prospectus. The percentage of beneficial ownership after the offering is based on 17,070,921 common shares outstanding, including the common shares to be sold by us in this offering, assuming no exercise of the underwriters’ over-allotment option, and assuming no options are exercised.

Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all common shares shown as beneficially owned by them. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o People’s Utah Bancorp, 1 East Main Street, American Fork, UT 84003.

	Common Shares Beneficially Owned Before the Offering		Common Shares to be Sold in this Offering	Common Shares Beneficially Owned After the Offering(1)
Name and Address of Beneficial Owner	Number	Percent	Number	Number	Percent
Named Executive Officers and Directors:
David G. Anderson (2)	1,256,464	8.5%	30,000	1,226,464	7.2%
Paul R. Gunther (3)	955,148	6.5%	88,000	867,148	5.1%
Blaine C. Gunther (4)	837,008	5.7%	—	837,008	4.9%
Dale O. Gunther (5)	635,300	4.3%	—	635,300	3.7%
Fred W. Fairclough, Jr. (6)	480,985	3.3%	60,000	420,985	2.5%
Richard T. Beard (7)	308,000	2.1%	20,000	288,000	1.7%
Wolfgang T. N. Muelleck (8)	178,200	1.2%	20,000	158,200	*
Dale M. Buxton (9)	118,024	*	—	118,024	*
R. Brent Anderson (10)	66,725	*	—	66,725	*
Melvin L. Kirkham (11)	44,901	*	—	44,901	*
Rick W. Anderson (12)	44,000	*	—	44,000	*
Lane E. Wilson (13)	40,766	*	—	40,766	*
Anthony J. Hall (14)	33,002	*	—	33,002	*
Douglas H. Swenson (15)	14,430	*	—	14,430	*
Deborah S. Bayle (16)	8,004	*	—	8,004	*
William D. Marsh (17)	—	—	—	—	—
All Named Executive Officers and Directors as a Group (16 Persons)	5,020,957	34.0%	218,000	4,802,957	28.1%

*	Represents beneficial ownership of less than 1%.
(1)	Assumes no exercise of the underwriters’ over-allotment option. Does not include purchases of common shares, if any, to be made through the directed share program. See “Underwriting.”
(2)	David Anderson’s ownership includes, (i) 354,816 common shares held by Davemar Holding, LLC in which David Anderson is the managing member, and of which 30,000 shares are being sold in this offering; (ii) 862,048 common shares held by Glenmaur Investments, Ltd. in which David Anderson is the general partner; and (iii) 39,600 common shares that may be acquired within 60 days by exercising stock options.
(3)	Paul Gunther’s ownership includes, (i) 951,544 common shares beneficially held by Paul Gunther that are held by The Paul Gunther Family LLC in which Paul Gunther is a manager and exercises shared voting power and sole investment power, and of which 88,000 shares are being sold in this offering; (ii) 3,604 common shares that may be acquired within 60 days by exercising stock options. The address of The Paul Gunther Family LLC is 33 East Main Street, American Fork, UT 84003.
(4)	Blaine Gunther’s ownership includes, (i) 792,088 common shares held by Blaine Gunther Investments LC in which Blaine Gunther is the manager; (ii) 41,316 common shares held by The Gunther Family Trust in which Blaine Gunther is the trustee; and (iii) 3,604 common shares that may be acquired within 60 days by exercising stock options.
(5)	Dale Gunther’s ownership includes, (i)100,000 common shares held by Dale Gunther personally; (ii) 531,696 common shares held by DRG Partners Ltd. in which Dale Gunther is a managing partner; and (iii) 3,604 common shares that may be acquired within 60 days by exercising stock options.
(6)	Fred Fairclough’s ownership includes, (i) 44,660 common shares owned directly; (ii) 105,424 common shares held by FF Leasing, Ltd. in which Fred Fairclough is the general partner, and of which 60,000 shares are being sold in this offering; (iii) 286,000 common shares owned by Christine Fairclough, the spouse of Fred Fairclough, and (iv) 44,000 and 901 common shares that may be acquired within 60 days by exercising stock options and vesting of RSUs, respectively. The address of FF Leasing, Ltd. is 2552 Maywood Drive, Salt Lake City, UT 84109. Fred Fairclough disclaims beneficial ownership of all shares owned by Christine Fairclough.

(7)	Richard Beard’s ownership includes, (i) 75,680 common shares held by National Financial Services, LLC for the benefit of Richard T Beard IRA; (ii) 144,320 common shares held by The Richard T Beard Trust for which Richard Beard serves as trustee, and of which 20,000 shares are being sold in this offering; and (iii) 88,000 common shares that may be acquired within 60 days by exercising stock options.
(8)	Wolfgang Muelleck’s ownership includes, (i) 97,460 common shares held by The Muelleck Family Trust for which Wolfgang Muelleck serves as a trustee and shares voting power, and of which 20,000 shares are being sold in this offering; and (ii) 80,740 common shares that may be acquired within 60 days by exercising stock options.
(9)	Dale Buxton’s ownership includes, (i) 19,040 common shares held by the Dale M. Buxton Revocable Trust, for which Dale Buxton has shared voting power; (ii) 45,859 common shares held by Helen Buxton Revocable Trust for which Dale Buxton is a successor trustee; and (iii) 53,125 common shares held by the Verl M. Buxton Revocable Trust for which Dale Buxton has shared voting power.
(10)	Brent Anderson’s ownership includes, (i) 21,824 common shares held by the Camille Anderson Trust for which Brent Anderson is a trustee; and (ii) 44,000 and 901 common shares that may be acquired within 60 days by exercising stock options and vesting of RSUs, respectively.
(11)	Melvin Kirkham’s ownership includes, (i) 44,000 common shares held by M&L Kirkham Trust for which Melvin Kirkham serves as trustee; and (ii) 901 shares of RSUs scheduled to vest within 60 days.
(12)	Rick Anderson’s ownership is comprised of 44,000 common shares that may be acquired within 60 days by exercising stock options.
(13)	Lane Wilson’s ownership includes, (i) 30,866 shares held in a joint account with his spouse, (ii) 1,100 shares held in an IRA owned by Janene Wilson, the spouse of Lane Wilson; and (iii) 8,800 common shares that may be acquired within 60 days by exercising stock options. Lane Wilson disclaims beneficial ownership of all shares owned by Janene Wilson.
(14)	Anthony Hall’s ownership includes, (i) 27,135 common shares are held in joint tenancy with his spouse; and (ii) 5,867 common shares that may be acquired within 60 days by exercising stock options.
(15)	Douglas Swenson’s ownership includes, (i) 10,826 common shares held by The Douglas and Laraine Swenson Trust for which Douglas Swenson is a trustee; and (ii) 3,604 common shares that may be acquired within 60 days by exercising stock options.
(16)	Deborah Bayle’s ownership is comprised of 8,004 common shares that may be acquired within 60 days by exercising stock options.
(17)	William Marsh currently has no beneficial ownership. He will be eligible to receive stock options or RSUs in July 2015.

DESCRIPTION OF CAPITAL SHARES

General

Our Articles currently authorize the issuance of 30,000,000 common shares, par value $0.01 per share, and 3,000,000 preferred shares, par value $0.01 per share. As of March 31, 2015, 14,775,721 common shares were outstanding and no preferred shares were outstanding. There is no current intention to issue any preferred shares.

Our common shares are not entitled to any conversion or redemption rights and holders of the common shares do not have any preemptive right or other subscription rights to subscribe for additional securities PUB may issue. The rights, preferences and privileges of holders of PUB’s common shares are subject to the rights of the holders of shares of any preferred shares which PUB may issue. PUB does not have any preferred shares issued and outstanding, but in its Articles, PUB has reserved the right of its Board of Directors to amend our Articles to create series of preferred shares and designate preferences of such series of preferred shares prior to issuance. Transfer Online, Inc. acts as the transfer agent and registrar for PUB’s common shares.

Common Shares

Dividend Rights

Subject to the prior dividend rights of the holders of any preferred shares, dividends may be declared by PUB’s Board of Directors and paid from time to time on outstanding common shares from any funds legally available for dividends. Nevertheless, PUB may not pay dividends on its common shares if it has not paid or set apart any preferential dividends on any outstanding preferred shares. Further, the agreements pursuant to which PUB borrows money and the regulations to which it is subject as a bank holding company may limit its ability to pay dividends or other distributions with respect to the common shares or to repurchase common shares. The Board of Directors has the discretion to determine the amount of dividends to be paid.

Dividend Policy

We have declared an annual cash dividend for over 50 years. In 2014, we declared a semi-annual dividend. We expect to declare quarterly cash dividends beginning in 2015 with the dividend being declared after the end of each quarter. A quarterly dividend of $0.06 per share was declared in April 2015 representing 18.5% of net income for the quarter ended March 31, 2015. PUB anticipates continuing to pay cash dividends on its common shares in the foreseeable future; however, any future determination relating to dividends will be made at the discretion of its Board of Directors and will depend on a number of factors, including its future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that PUB’s Board of Directors may deem relevant.

Voting Rights

Each outstanding common share is entitled to one vote on each matter to be voted on by the shareholders of PUB (except as otherwise provided by law or our Articles.)

Liquidation Rights

Upon any liquidation, dissolution or winding up of PUB, after the payment of all liabilities and of the liquidation preferences with respect to any issued and outstanding preferred shares. PUB will distribute its remaining assets to the holders of its common shares on a pro rata basis.

Articles of Incorporation and Bylaws

Shareholders’ rights and related matters are governed by our Articles, bylaws and Utah law. For public companies, including PUB upon the completion of this offering, an amendment to the Articles must be approved by holders of a majority of the outstanding shares of PUB’s common shares and its preferred shares if any, except for certain limited amendments that can be effected by the Board of Directors without shareholder approval. Our bylaws may be amended by the vote of a majority of our Board of Directors or by a majority of our outstanding shares.

Board of Directors

Our Articles and bylaws provide that the number of directors must fall within a range between three (3) and fifteen (15), the exact number to be fixed by resolution of our Board of Directors, or a vote by a majority of our outstanding shares. Our Board of Directors recently adopted a resolution limiting the current size of the board to thirteen persons. Our Articles provide that our Board of Directors be divided into three classes of directors as nearly equal as possible, with each class being elected to a staggered three-year term following the initial term of directors in classes one, two and three, which are fixed at one, two and three years, respectively.

Certain Provisions of PUB’s Articles of Incorporation and Bylaws

Some provisions of PUB’s Articles and bylaws could make the acquisition of control of us and/or the removal of its existing management more difficult, including those that provide as follows:

•	PUB does not provide for cumulative voting for its directors;

•	PUB has a classified Board of Directors with each class serving a staggered three-year term;

•	PUB directors may only be removed for cause, and only with a majority vote of the outstanding voting shares;

•	PUB’s bylaws may be amended by a majority vote of the Board of Directors or a vote of a majority of the voting power of the outstanding shares entitled to vote thereon except that any provision of the bylaws requiring greater than a majority of the board to approve may be amended only by an affirmative vote of the same majority of our Board of Directors;

•	PUB’s shareholders may only take actions by written consent if the action has been previously approved by the Board of Directors;

•	PUB’s shareholders may only call special meetings if more than 10% of all votes entitled to be cast on the issue proposed to be considered at the meeting join in the call;

•	PUB’s Board of Directors may create new directorships and may appoint new directors to serve for the full term of the class of directors in which the new directorship was created and may fill vacancies on our Board of Directors occurring for any reason for the remainder of the term of the class of director in which the vacancy occurred;

•	PUB’s Board of Directors may issue preferred shares without any vote or further action by the shareholders;

•	PUB’s Board of Directors retains the power to designate series of preferred shares and to determine the powers, rights, preferences, qualifications and limitations of each class; and

•	Amendment to any anti-takeover provisions in PUB’s Articles requires a vote of the majority of the voting power of the outstanding shares entitled to vote thereon.

Indemnification

Indemnification. Pursuant to our bylaws, we will, to the fullest extent permitted by the Utah Statute, indemnify our directors and officers with respect to expenses, settlements, judgments and fines in suits (including actions brought against a director or officer in the name of the corporation, commonly referred to as a derivative action) in which such person was made a party by reason of the fact that he or she is or was a director or officer, or being or having been such a director or officer, such person was serving as a director, officer, associate or other agent (i) for an enterprise of which we hold the majority of shares entitled to vote in the election of its directors (such as BAF), or (ii) at our request, for another enterprise. No such indemnification may be given if the acts or omissions of the person are finally adjudged to be intentional misconduct or a knowing violation of law, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled.

We have entered into separate indemnification agreements with our executive officers and directors, in addition to the indemnification provided for in our bylaws. These agreements, among other things, require us to indemnify our executive officers and directors for certain expenses, including attorneys’ fees incurred by an executive officer or director in any action or proceeding arising out of their services as one of our executive officers or directors, or as an executive officer or director of any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

Limitation of Liability. In addition, as authorized by the Utah Statute, PUB’s Articles provide that the directors shall not be personally liable for monetary damages to the corporation for conduct as a director, except for liabilities that involve intentional misconduct or a knowing violation of law by the directors, the authorization or illegal distributions to shareholders or loans to directors or receipt of an improper personal benefit from their actions as directors. This provision might, in certain instances, discourage or deter shareholders or management from bringing a lawsuit against directors for an alleged breach of their duties.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of PUB pursuant to the foregoing provisions, PUB has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Defensive Provisions of Utah Law

Certain provisions of Utah law summarized below may be considered to have an anti-takeover effect and may delay, deter, or prevent a tender offer, proxy contest or other takeover attempt that shareholders might consider to be in their best interest, including a takeover attempt that might result in the payment of a premium over the market price of our common shares.

The Utah Control Shares Acquisition Act, or the Control Shares Act, provides that, when a person or group acquires control of shares of a corporation that is subject to the Control Shares Act equal to or in excess of 20%, 33 1/3% or a majority of the voting power of the corporation, the acquiring person is not permitted to vote the shares unless a majority of the corporation’s shares, excluding shares held by the acquiring person or by the officers and employee-directors of the corporation, approve a resolution granting the acquiring person the right to vote the shares. As a public company headquartered in Utah, the Control Shares Act will apply to acquisitions of our common shares that cause an acquiring person to exceed the specified thresholds. Although a corporation may opt out of the Control Shares Act, we have not elected to opt out of the Control Shares Act.

Defensive Provisions in Articles or Bylaws

Our Articles provide certain procedures that must be complied with in order for a shareholder to propose a nominee for director to be considered by our corporate governance/nominating committee. Nominations for the election of directors may be made by the Board of Directors or by any shareholder entitled to vote for directors. Such nominations other than by the Board of Directors shall be made by notice in writing, not less than sixty days prior to the first anniversary of the date of the last meeting of shareholders of the corporation called for the election of directors. Each notice shall set forth (i) the name, age, business address and, if known, residence address of each nominee proposed in such notice; (ii) the principal occupation or employment of each such nominee; (iii) the number of shares of stock of the corporation which are beneficially owned by each such nominee; and (iv) such other information as would be required by the federal securities laws and the rules and regulations promulgated thereunder in respect to any individual nominated as a director of the corporation and for whom proxies are solicited by the Board of Directors of the corporation. Shareholders of PUB interested in submitting a proposal for inclusion in the proxy materials for a shareholders’ meeting must comply with the rules and regulations of the SEC applicable to shareholder proposals.

Our Articles prohibit cumulative voting in the election of directors. Cumulative voting could facilitate a shareholder or group of shareholders in electing one or more candidates to our Board of Directors in opposition to our slate of proposed directors.

The bylaws of PUB provide that special meetings of shareholders may be called by the President, the Board of Directors or by the holders of not less than 10% of all the shares of the corporation entitled to vote at the meeting. This restriction on the calling of special shareholders’ meetings may deter hostile takeovers of PUB by making it more difficult for a person or entity to obtain immediate control of the corporation between annual meetings.

Our Articles authorize the issuance of 30,000,000 common shares and 3,000,000 preferred shares. Shares were authorized to provide our Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, and the exercise of employee stock options. However, these additional authorized shares may also be used by the Board of Directors, to the extent consistent with its fiduciary duty, to deter future attempts to gain control of PUB. As a result of the ability to issue additional shares, the board has the power to issue stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of PUB, and thereby allow members of management to retain their positions.

Our Articles allow the Board of Directors to consider certain factors other than price when considering a possible tender offer, merger or consolidation of the PUB with another entity or the purchase of substantially all of the assets of PUB by another entity. In determining what is in the best interest of the corporation and its shareholders, our Board of Directors may consider the social and economic effects of the proposed transaction on our associates and customers, and the communities in which our facilities are located and which we serve, in addition to any other factors deemed relevant by the board.

The matters described above may be considered to have an anti-takeover effect and may delay, defer or prevent a tender offer or other takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including such an attempt as might result in the receipt of a premium over the market price for the common shares held by such shareholder.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Transfer Online, Inc.

Stock Market Listing

We have been approved to list our common shares on The NASDAQ Capital Market under the symbol “PUB”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares, and a liquid trading market for our common shares may not develop or be sustained after this offering. Future sales of substantial amounts of our common shares in the public market, or the anticipation of these sales, could negatively affect market prices prevailing from time to time, and could impair our ability to raise capital through sales of equity or equity-related securities. As of March 31, 2015, there were 14,775,721 common shares outstanding, held by approximately 430 holders of record.

Only a limited number of our common shares will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of our common shares in the public market after such restrictions lapse, or the perception that those sales may occur, could materially and adversely affect the prevailing market price of our common shares.

After this offering, 17,070,921 common shares will be outstanding or 17,445,921 shares if the underwriters’ over-allotment option is exercised in full. Of these shares, the 2,500,000 shares sold in this offering, or 2,875,000 shares if the underwriters’ over-allotment option is exercised in full, will be freely tradable without restriction under the Securities Act, except that any shares held by our “affiliates,” as defined in Rule 144 under the Securities Act, may be sold only in compliance with the limitations described below. The remaining shares are “restricted securities,” within the meaning of Rule 144 under the Securities Act. The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration under the Securities Act.

Days after the date of this Prospectus	Approximate Number of Shares Eligible for Future Sale	Comment

Upon Effectiveness	2,500,000	Freely-tradable shares sold in this offering

Upon Effectiveness	9,509,378	Shares eligible for resale under Rule 144

180 days	5,061,543	Lock-up releases; shares eligible for sale under Rules 144 or 701; does not include 380,130 shares issuable upon exercise of stock options or vesting of RSUs which are included in lock-up agreements

Post offering outstanding shares	17,070,921

Lock-Up Agreements

In connection with this offering, our existing officers, directors and one of our principal shareholders (greater than 5% shareholders), who will beneficially own a total of 5,441,673 shares after this offering, which includes 380,130 shares upon exercise of outstanding options or vesting of their RSUs, have entered into lock-up agreements pursuant to which they have agreed not to sell any shares for a period of 180 days after the date of this prospectus without the prior written consent of D.A. Davidson & Co., subject to certain exceptions. D.A. Davidson & Co. may, in its sole discretion, at any time and without notice, waive any of the terms of these lock-up agreements. D.A. Davidson & Co. presently has no intention to allow any common shares to be sold or otherwise offered by us prior to the expiration of the 180 day lock-up period. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sale meets the conditions and restrictions of Rule 144 as described below.

Rule 144

Affiliate Re-sales of Restricted Securities

Affiliates of ours must generally comply with Rule 144 if they wish to sell any shares of our common shares in the public market, whether or not those shares are “restricted securities.” “Restricted securities” are any securities acquired from us or one of our affiliates in a transaction not involving a public offering. All of our common shares issued prior to the closing of the offering made hereby, are considered to be restricted securities. The common shares sold in this offering are not considered to be restricted securities.

Non-Affiliate Re-sales of Restricted Securities

Any person or entity who is not an affiliate of ours and who has not been an affiliate of ours at any time during the three months preceding a sale is only required to comply with Rule 144 in connection with sales of restricted shares of our common shares. Subject to the lock-up agreements described below, those persons may sell our common shares that they have beneficially owned for at least one year without any restrictions under Rule 144 immediately following the effective date of the registration statement of which this prospectus is a part.

Further, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time such person sells common shares, and has not been an affiliate of ours at any time during the three months preceding such sale, and who has beneficially owned such of our common shares, as applicable, for at least six months but less than a year, is entitled to sell such shares so long as there is adequate current public information, as defined in Rule 144, available about us.

Resales of restricted shares of our common shares by non-affiliates are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144, described above.

Option Shares

Our directors, officers and associates who purchased our shares in connection with a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Affiliates may sell their Rule 701 shares without having to comply with Rule 144’s holding period restrictions. In each of these cases, Rule 701 allows the shareholders to sell 90 days after the date of this prospectus.

As soon as practicable after completion of this offering, we intend to register on a registration statement on Form S-8 a total of 1,655,401 common shares issuable upon the exercise of options or reserved for future issuance under the 1999 Incentive Plan, the 2008 Incentive Plan, and the 2014 Plan. The Form S-8 registration will permit the resale in the public market of shares so registered by non-affiliates without restriction under the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON SHARES

The following is a summary of material U.S. federal income tax considerations for non-U.S. holders (as defined below) of the ownership and disposition of our common shares. This summary does not purport to be a complete analysis of all the potential tax considerations relating thereto and is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions, all as of the date of this prospectus. These authorities may be changed, possibly with retroactive effective, so as to result in U.S. federal income tax consequences different from those set forth below.

We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

This summary does not consider state or local tax consequences, or the tax consequences arising under the laws of any non-U.S. jurisdiction. This summary also does not consider the potential application of the net investment income tax or any tax considerations under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or to non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common shares as a position in a hedging, straddle, conversion, or other risk reduction transaction;

•	persons who do not hold our common shares as a capital asset within the meaning of section 1221 of the Code; or

•	persons deemed to sell our common shares under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships or entities classified as partnerships that hold our common shares, and partners in such partnerships, should consult their own tax advisors.

You should consult your own tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership, and disposition of our common shares arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:

•	a partnership or entity classified as a partnership for U.S. federal-tax purposes;

•	an individual citizen or resident (including a “green card” holder) of the United States (for U.S. federal tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

Distributions with respect to our common shares (other than certain pro rata distributions of our common shares or rights to acquire our common shares) will be treated as dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, such excess will first be treated as a tax-free return of capital that will reduce your tax basis in our common shares, but not below zero, and thereafter will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or at such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. In order to receive a reduced treaty rate, you must provide us with a properly executed IRS Form W-8BEN-E or other applicable version of IRS Form W-8 certifying qualification for the reduced rate. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may seek a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold the stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends paid to you that are treated for U.S. federal tax purposes as effectively connected with your conduct of a U.S. trade or business, and, if required by an applicable income tax treaty, that are attributable to a permanent establishment (or a fixed base, in the case of an individual) maintained by you in the United States, are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or other applicable version of IRS Form W-8 certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Shares

Subject to the discussion below regarding foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common shares unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business, and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment (or a fixed base, in the case of an individual) maintained by you in the United States, in which case the special rules below apply;

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during a taxable year in which the sale or disposition occurs and certain other conditions are met, in which case the special rules described below apply; or

•	our common shares constitute a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common shares.

We believe that we have never been and are not currently, and we do not expect to become, a USRPHC. Nonetheless, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common shares are regularly traded on an established securities market, such common shares will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common shares at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common shares.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale. The amount of the gain subject to tax may be offset by U.S. source capital losses for the year. You should consult your own tax advisors regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Subject to the discussion below regarding foreign accounts, you will not be subject to backup withholding on amounts we pay to you with respect to our common shares that are treated for U.S. federal income tax purposes as dividends, provided you certify your non-U.S. status by providing a properly executed IRS Form W-8BEN-E, W-8ECI, or other applicable certification (and the applicable withholding agent does not have actual knowledge or reason to know that you are a U.S. person). However, information returns will be filed with the IRS in connection with dividends on our common shares paid to you, regardless of whether tax was withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to tax authorities of the country in which you reside or are established.

Information reporting and backup withholding may apply to the proceeds of a sale of our common shares within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale of our common shares outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless you certify your non-U.S. status by providing a properly executed IRS Form W-8BEN-E, W-8ECI, or other applicable certification (and the applicable withholding agent does not have actual knowledge or reason to know that you are a U.S. person) or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under legislation commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common shares paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it generally must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign governments may enter into an agreement with the IRS to implement FATCA in a different manner. Under current IRS guidance, FATCA withholding will apply to payments of dividends on our common shares made on or after July 1, 2014, and to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend. Non-U.S. holders should consult their own tax advisors regarding these withholding provisions.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

UNDERWRITING

We and the selling shareholders are offering the common shares described in this prospectus in an underwritten offering in which we, the selling shareholders and D.A. Davidson & Co., as representative for the underwriters named below, will enter into an underwriting agreement with respect to the common shares being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase, and we and the selling shareholders have severally agreed to sell, the number of common shares indicated in the following table:

Underwriter	Number of Shares
D.A. Davidson & Co.

Sandler O’Neill & Partners, L.P.

FIG Partners, LLC

Total

The underwriters are offering the common shares subject to a number of conditions, including receipt and acceptance of the common shares by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to these conditions. The underwriting agreement between us, the selling shareholders and the underwriters provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.

In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically.

Underwriting Discounts and Commissions; Offering Expenses

Common shares sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover of this prospectus. Any common shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the common shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of common shares made outside of the United States may be made by affiliates of the underwriters.

The following table shows the initial public offering price, underwriting discount and proceeds before expenses to us and to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option, discussed below:

	Per Share	Without Over-allotment Exercise	With Over-allotment Exercise
Initial public offering price	$
Underwriting discount
Proceeds to us before expenses
Proceeds to selling shareholders before discounts and commissions

In addition to the underwriting fees described above, we have agreed to pay the underwriters an accountable expense amount of up to $100,000. Including this amount, we estimate that the expenses of this offering payable by us, exclusive of the underwriting discount, will be approximately $1.0 million.

Over-Allotment Option

We have granted the underwriters an option to purchase up to 375,000 additional common shares at the initial public offering price, less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered by this prospectus. The underwriters may exercise this option, in whole or in part, at any time and from time to time for 30 days from the date of the underwriting agreement. To the extent that the underwriters exercise this option, they will be committed, as long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares from us, and we will be obligated to sell the shares to the underwriters. If purchased, the additional common shares will be sold by the underwriters on the same terms as those on which the other common shares are sold.

Lock-up Agreements

Our executive officers, directors and our principal shareholders (greater than 5% shareholders) have agreed, for a period of 180 days after the date of this prospectus, which we refer to as the restricted period, not to offer, sell, agree or contract to sell, hypothecate, pledge, grant any option to purchase, or otherwise dispose of or hedge, directly or indirectly, any shares or securities that are convertible into, or exchangeable or exercisable for, any shares or warrants or other rights to purchase shares or similar securities, without, in each case, the prior written consent of the underwriters. The restricted period is subject to a limited extension in certain circumstances if shares are not “actively traded securities,” as defined in Rule 101(c)(1) of Regulation M under the Securities Exchange Act of 1934, as amended.

The foregoing restrictions do not apply to:

•	the sale by us to the underwriters in this offering;

•	the issuance by us of common shares pursuant to, or the grant of options under, our existing 2014 Plan;

•	the sale of common shares acquired in the public market after the closing of the offering; or

•	transfers of common shares or securities convertible into or exercisable or exchangeable for common shares by any of the persons subject to a lock-up agreement (a) as a bona fide gift or gifts, or (b) to any affiliate or member of such person’s immediate family or a trust created for the direct or indirect benefit of such person or the immediate family thereof; provided that, in any such case, the transferee or transferees shall execute and deliver to the underwriters, before such transfer, an agreement to be bound by the restrictions on transfer described above, except that no such agreement shall be required from a bona fide charitable institution to which common shares are transferred pursuant to (a) above.

In addition, during the restricted period, subject to certain exceptions, we have also agreed not to file any registration statement for the registration of any common shares or any securities convertible into or exercisable or exchangeable for common shares without the prior written consent of the underwriters.

Pricing of the Offering

Prior to this offering, there has been no public market for our common shares. The public offering price for our common shares was negotiated between the representative of the underwriters and us. In addition to prevailing market conditions, the factors considered in determining the initial public offering price of the common shares included:

•	our results of operations, including, but not limited to, our recent financial performance;

•	our current financial position, including, but not limited to, our shareholders’ equity and the composition of assets and liabilities reflected on our balance sheet;

•	our business potential and prospects in our principal market area;

•	an assessment of our management; and

•	the present state of our business.

The factors described above were not assigned any particular weight. Rather, these factors, along with market valuations and the financial performance of other publicly traded bank holding companies, were considered as a totality in our negotiation with the representative of the underwriters.

Listing

We have been approved to list our common shares on The NASDAQ Capital Market under the symbol “PUB”.

Indemnification and Contribution

We and the selling shareholders have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect thereof.

Price Stabilization, Short Positions and Penalty Bids

In connection with this underwriting, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common shares while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of shares the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our shares. These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Affiliations

The underwriters and their affiliates have and may in the future provide investment banking and other financial services for us and our affiliates, for which they may in the future receive customary fees. The underwriters have advised us that, except as specifically contemplated in the underwriting agreement, they owe no fiduciary or other duties to us in connection with this offering, and that it has agreements and relationships with, and owes duties to, third parties, including potential purchasers of the securities in this offering, that may create actual, potential or apparent conflicts of interest between the underwriters and us.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 125,000 common shares offered in this prospectus for our officers, directors, associates, customers, business associates and other related persons. The directed share program will be administered by D.A. Davidson & Co. Officers and directors who are selling shares in this offering are not eligible to participate in the directed share program. The number of common shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. We expect that all of the shares reserved for sale under the directed share program will be sold to the participants in the program. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

Online Offering

A prospectus in electronic format may be made available on websites maintained by D.A. Davidson & Co. Common shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders. Other than this prospectus in electronic format, the information on any such website, or accessible through any such website, is not part of this prospectus.

EXPERTS

Tanner LLC, independent registered public accounting firm, has audited the consolidated financial statements of PUB as of December 31, 2014 and 2013, and for the three-year period ended December 31, 2014, as set forth in their report. The consolidated financial statements are included in this prospectus and registration statement in reliance on Tanner LLC’s report given on their authority as experts in accounting and auditing.

CERTAIN LEGAL MATTERS

Dorsey & Whitney LLP, Salt Lake City, Utah has advised us and the selling shareholders in connection with certain legal matters in connection with this offering, and will pass upon the validity of our common shares offered by this prospectus. The underwriters have been represented by Stoel Rives LLP, Salt Lake City, Utah, in connection with this offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 that registers our common shares to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common shares, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements in this prospectus regarding the contents of any agreement or other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. You may review a copy of the registration statement on Form S-1 including the attached exhibits, at the SEC’s public reference facilities at 100 F Street, NE, Washington, D.C. 20549 or the SEC’s website referred to below. You may also obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains periodic reports, proxy statements and other information about issuers, like us, that we will file electronically with the SEC following the completion of this offering. The address of that site is www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at http://www.PeoplesUtah.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The content of our website is not a part of this prospectus.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	December 31,
(Dollars in thousands, except share data)	2015	2014
ASSETS
Cash and due from banks	$18,790	$30,277
Interest bearing deposits	57,839	16,701
Federal funds sold	3,449	724

Total cash and cash equivalents	80,078	47,702
Investment securities:
Available for sale, at fair value	281,854	295,637
Held to maturity, at historical cost	38,496	35,202

Total investment securities	320,350	330,839
Non-marketable equity securities	2,600	2,628
Loans held for sale	16,397	12,272
Loans:
Loans held for investment	956,335	940,457
Less allowance for loan losses	(15,297)	(15,151)

Total loans held for investment, net	941,038	925,306
Premises and equipment, net	22,036	21,608
Accrued interest receivable	5,315	5,253
Deferred income tax assets	7,190	7,682
Other real estate owned	1,598	1,673
Bank-owned life insurance	6,703	6,657
Other assets	5,792	5,505

Total assets	$1,409,097	$1,367,125

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest bearing deposits	$347,965	$327,075
Interest bearing deposits	885,497	872,158

Total deposits	1,233,462	1,199,233
Short-term borrowings	2,122	1,496
Accrued interest payable	329	343
Dividends payable	—	2,066
Other liabilities	9,682	6,328

Total liabilities	1,245,595	1,209,466
Commitments and contingencies
Shareholders’ equity:
Preferred shares, $0.01 par value: 3,000,000 shares authorized, no shares issued	—	—
Common shares, $0.01 par value: 30,000,000 shares authorized; 14,775,721 and 14,758,121 shares issued and outstanding as of March 31, 2015 and December 31, 2014, respectively	148	148
Additional paid-in capital	31,331	31,137
Retained earnings	130,393	125,595
Accumulated other comprehensive income	1,630	779

Total shareholders’ equity	163,502	157,659

Total liabilities and shareholders’ equity	$1,409,097	$1,367,125

See accompanying notes to the unaudited consolidated financial statements.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended March 31,
(Dollars in thousands, except share and per share data)	2015	2014
Interest income
Interest and fees on loans	$13,809	$12,265
Interest and dividends on investments	1,450	1,688

Total interest income	15,259	13,953
Interest expense	760	832

Net interest income	14,499	13,121
Provision for loan losses	150	150

Net interest income after provision for loan losses	14,349	12,971
Non-interest income
Service charges on deposit accounts	643	705
Card processing	1,002	996
Mortgage banking	1,772	1,334
Other operating	727	782

Total non-interest income	4,144	3,817
Non-interest expense
Salaries and employee benefits	7,194	6,706
Occupancy, equipment and depreciation	990	969
Data processing	689	773
FDIC premiums	187	212
Card processing	470	502
Other real estate owned	17	6
Marketing and advertising	173	206
Merger-related expenses	—	—
Other	1,499	1,392

Total non-interest expense	11,219	10,766

Income before income tax expense	7,274	6,022
Income tax expense	2,476	2,145

Net income	$4,798	$3,877

Earnings per common share
Basic	$0.32	$0.27

Diluted	$0.31	$0.26

Weighted average common shares outstanding:
Basic	14,770,306	14,628,034

Diluted	15,301,015	15,070,345

See accompanying notes to the unaudited consolidated financial statements.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31,
(in thousands)	2015	2014
Net income	$4,798	$3,877
Other comprehensive income
Unrealized holding gains on securities available for sale, net of tax of $518 and $175 as of March 31, 2015 and 2014, respectively	851	431

Total comprehensive income	$5,649	$4,308

See accompanying notes to the unaudited consolidated financial statements.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Three Months Ended March 31, 2015 and 2014

(Unaudited)

(Dollars in thousands, except share data)	Common Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance as of January 1, 2014	14,615,310	$146	$30,149	$113,933	$(556)	$143,672
Comprehensive income	—	—	—	3,877	431	4,308
Share-based compensation	—	—	39	—	—	39
Exercise of stock options	17,700	—	86	—	—	86

Balance as of March 31, 2014	14,633,010	$146	$30,274	$117,810	$(125)	$148,105

Balance as of January 1, 2015	14,758,121	148	31,137	125,595	779	157,659
Comprehensive income	—	—	—	4,798	851	5,649
Share-based compensation	—	—	109	—	—	109
Exercise of stock options	17,600	—	85	—	—	85

Balance as of March 31, 2015	14,775,721	$148	$31,331	$130,393	$1,630	$163,502

See accompanying notes to the unaudited consolidated financial statements.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
(in thousands)	2015	2014
Cash flows from operating activities:
Net income	$4,798	$3,877
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	150	150
Depreciation and amortization	518	548
Net gain on sales of other real estate owned	(93)	(486)
Deferred income taxes	(26)	66
Net amortization of securities discounts and premiums	719	553
Other	111	6
Gain on sale of loans held for sale	(1,256)	(892)
Originations of loans held for sale	(61,213)	(39,491)
Proceeds from sale of loans held for sale	58,344	44,997
Net changes in:
Accrued interest receivable	(62)	(242)
Other assets	(333)	(128)
Accrued interest payable	(14)	(19)
Other liabilities	3,354	1,697

Net cash provided by operating activities	4,997	10,636
Cash flows from investing activities:
Net change in loans held for investment	(15,882)	9,462
Purchase of available-for-sale securities	(11,873)	(55,428)
Purchase of held-to-maturity securities	(3,715)	(1,824)
Proceeds from maturities/sales of available-for-sale securities	26,361	28,445
Proceeds from maturities of held-to-maturity securities	364	456
Purchase of premises and equipment	(946)	(174)
Proceeds from sale of other real estate owned, net of improvements	168	2,110
Proceeds from sale of non-marketable equity securities	28	22

Net cash used in investing activities	(5,495)	(16,931)
Cash flows from financing activities:
Net increase in non-interest bearing deposits	20,890	3,439
Net increase in interest bearing deposits	13,339	17,278
Proceeds related to exercise of stock options	85	86
Net change in short-term borrowings	626	75
Cash dividends paid	(2,066)	—

Net cash provided by financing activities	32,874	20,878

Net change in cash and cash equivalents	32,376	14,583
Cash and cash equivalents, beginning of period	47,702	94,406

Cash and cash equivalents, end of period	$80,078	$108,989

Supplemental disclosures of cash flow information:
Cash paid for interest	$700	$752
Income taxes paid	$500	$—
Supplemental disclosures of non-cash transactions:
Reclassifications from loans to other real estate owned	$—	$239
Unrealized gains (losses) on securities available for sale	$1,367	$639

See accompanying notes to the unaudited consolidated financial statements.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

Note 1 — Basis of Presentation

The interim consolidated financial statements include the accounts of People’s Utah Bancorp, Inc. (“PUB”), together with its subsidiary banks, Bank of American Fork (“BAF”) and Lewiston State Bank (“LSB”) (collectively the “Banks”). All intercompany transactions and balances have been eliminated.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial information. In the opinion of management, the interim statements reflect all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows of the Company on a consolidated basis and all such adjustments are of a normal recurring nature. These financial statements and the accompanying notes should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2014 and 2013. Operating results for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015 or any other period.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of real estate acquired through foreclosure, acquired loans and deposits, deferred tax assets, goodwill, and stock-based compensation.

Earnings per share — Basic earnings per common share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares includes shares that may be issued by the Company for outstanding stock options determined using the treasury stock method and for all outstanding restricted stock units (“RSU”).

Earnings per common share have been computed based on the following as of March 31:

(in thousands, except share and per share data)	2015	2014
Numerator
Net income	$4,798	$3,877
Denominator
Weighted-average number of common shares outstanding	14,770,306	14,628,034
Incremental shares assumed for stock options and RSUs	530,709	442,311

Weighted-average number of dilutive shares outstanding	15,301,015	15,070,345

Basic earnings per common share	$0.32	$0.27

Diluted earnings per common share	$0.31	$0.26

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

Note 2 — Investment Securities

Amortized cost and approximate fair values of investment securities available for sale are summarized as follows:

			Gross Unrealized Losses
(in thousands)	Amortized Cost	Gross Realized Gain	Less Than 12 Months	12 Months or Longer	Fair Value
As of March 31, 2015
U.S. Government-sponsored securities	$38,467	$93	$(6)	$—	$38,554
Municipal securities	45,789	1,258	(9)	—	47,038
Mortgage-backed securities	184,993	1,575	(330)	(269)	185,969
Corporate securities	9,987	371	—	(65)	10,293

	$279,236	$3,297	$(345)	$(334)	$281,854

As of December 31, 2014
U.S. Government-sponsored securities	$43,170	$20	$(114)	$(42)	$43,034
Municipal securities	48,965	1,377	(34)	—	50,308
Mortgage-backed securities	192,265	889	(723)	(347)	192,084
Corporate securities	9,988	354	—	(131)	10,211

	$294,388	$2,640	$(871)	$(520)	$295,637

Carrying amounts and estimated fair values of securities held-to-maturity are as follows:

			Gross Unrealized Losses
(in thousands)	Amortized Cost	Gross Realized Gain	Less Than 12 Months	12 Months or Longer	Fair Value
As of March 31, 2015
Municipal securities	$36,264	$144	$(59)	$(2)	$36,347
Certificates of deposit	2,232	13	—	—	2,245

	$38,496	$157	$(59)	$(2)	$38,592

As of December 31, 2014
Municipal securities	$32,970	$116	$(18)	$(3)	$33,065
Certificates of deposit	2,232	—	(3)	—	2,229

	$35,202	$116	$(21)	$(3)	$35,294

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

Note 2 — Investment Securities - Continued

The amortized cost and estimated fair values of investment securities that are available-for-sale and held-to-maturity at March 31, 2015, by contractual maturity, are as follows:

	Available-for-sale		Held-to-maturity
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities maturing in:
One year or less	$10,857	$10,935	$10,302	$10,310
After one year through five years	65,943	66,766	18,084	18,072
After five years through ten years	57,830	58,433	9,641	9,744
After ten years	144,606	145,720	469	466

	$279,236	$281,854	$38,496	$38,592

Expected maturities may differ from contractual maturities because issuers may have the right to call obligations with or without penalties.

As of March 31, 2015 and December 31, 2014, the Company held 94 and 141 investment securities, respectively, with fair values less than amortized cost. Management evaluated these investment securities and determined that the decline in value is temporary and related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. The Company anticipates full recovery of the amortized cost with respect to these securities at maturity, or sooner in the event of a more favorable market interest rate environment.

Note 3 — Loans and Allowance for Loan Losses

Loans are summarized as follows:

(in thousands)	March 31, 2015	December 31, 2014
Loans held for investment:
Commercial real estate loans:
Real estate term	$537,452	$521,536
Construction and land development	152,949	155,117

Total commercial real estate loans	690,401	676,653
Commercial and industrial loans	182,069	178,116
Consumer loans:
Residential and home equity	71,620	73,515
Consumer and other	15,543	15,421

Total consumer loans	87,163	88,936

Total gross loans	959,633	943,705
Less:
Net deferred loan fees	(3,298)	(3,248)

Total loans	956,335	940,457
Less: allowance for loan losses	(15,297)	(15,151)

Total loans held for investment, net	$941,038	$925,306

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

Note 3 — Loans and Allowance for Loan Losses - Continued

Changes in the allowance for loan losses are as follows:

	Three Months Ended March 31, 2015
(in thousands)	Real Estate Term	Construction and Land Development	Commercial and Industrial	Residential and Home Equity	Consumer and Other	Total
Balance at beginning of period	$5,181	$4,425	$4,608	$671	$266	$15,151
Additions: Provisions for loan losses	378	(303)	18	(6)	63	150
Deductions:
Gross loan charge-offs	—	—	(15)	—	(93)	(108)
Recoveries	5	3	71	5	20	104

Net loan charge-offs	5	3	56	5	(73)	(4)

Balance at end of period	$5,564	$4,125	$4,682	$670	$256	$15,297

	Year Ended December 31, 2014
(in thousands)	Real Estate Term	Construction and Land Development	Commercial and Industrial	Residential and Home Equity	Consumer and Other	Total
Balance at beginning of period	$7,268	$2,915	$3,105	$838	$264	$14,390
Additions: Provisions for loan losses	(1,880)	1,171	2,361	(188)	236	1,700
Deductions:
Gross loan charge-offs	(705)	(26)	(949)	(16)	(356)	(2,052)
Recoveries	498	365	91	37	122	1,113

Net loan charge-offs	(207)	339	(858)	21	(234)	(939)

Balance at end of period	$5,181	$4,425	$4,608	$671	$266	$15,151

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

Note 3 — Loans and Allowance for Loan Losses - Continued

Non-accrual loans are summarized as follows:

(in thousands)	March 31, 2015	December 31, 2014
Non-accrual loans, not troubled debt restructured:
Real estate term	$2,541	$1,465
Construction and land development	308	578
Commercial and industrial	494	1,787
Residential and home equity	713	428
Consumer and other	8	63

Total non-accrual loans, not troubled debt restructured	4,064	4,321

Troubled debt restructured loans, non-accrual:
Real estate term	1,086	1,106
Construction and land development	857	933
Commercial and industrial	25	1,200
Residential and home equity	284	289
Consumer and other	—	—

Total troubled debt restructured loans, non-accrual	2,252	3,528

Total non-accrual loans	$6,316	$7,849

Troubled debt restructured loans are summarized as follows:

(in thousands)	March 31, 2015	December 31, 2014
Accruing troubled debt restructured loans	$8,191	$8,399
Non-accrual troubled debt restructured loans	2,252	3,528

Total troubled debt restructured loans	$10,443	$11,927

A restructured loan is considered a troubled debt restructured loan (“TDR”), if the Company, for economic or legal reasons related to the debtor’s financial difficulties, grants a concession in terms or a below-market interest rate to the debtor that it would not otherwise consider. Each TDR loan is separately negotiated with the borrower and includes terms and conditions that reflect the borrower’s prospective ability to service the debt as modified.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

Note 3 — Loans and Allowance for Loan Losses - Continued

Current and past due loans held for investment (accruing and non-accruing) are summarized as follows:

	March 31, 2015
(in thousands)	Current	30-89 Days Past Due	90+ Days Past Due and Non-accrual	Total Past-Due	Total Loans
Commercial real estate:
Real estate term	$529,260	$4,651	$3,541	$8,192	$537,452
Construction and land development	148,900	3,355	694	4,049	152,949

Total commercial real estate	678,160	8,006	4,235	12,241	690,401
Commercial and industrial	180,685	865	519	1,384	182,069
Consumer:
Residential and home equity	68,737	1,933	950	2,883	71,620
Consumer and other	15,266	259	18	277	15,543

Total consumer	84,003	2,192	968	3,160	87,163

Total gross loans	$942,848	$11,063	$5,722	$16,785	$959,633

	December 31, 2014
(in thousands)	Current	30-89 Days Past Due	90+ Days Past Due and Non-accrual	Total Past-Due	Total Loans
Commercial real estate:
Real estate term	$514,873	$4,092	$2,571	$6,663	$521,536
Construction and land development	150,906	2,700	1,511	4,211	155,117

Total commercial real estate	665,779	6,792	4,082	10,874	676,653
Commercial and industrial	173,679	1,450	2,987	4,437	178,116
Consumer:
Residential and home equity	71,616	1,182	717	1,899	73,515
Consumer and other	14,970	373	78	451	15,421

Total consumer	86,586	1,555	795	2,350	88,936

Total gross loans	$926,044	$9,797	$7,864	$17,661	$943,705

Credit Quality Indicators:

In addition to past due and non-accrual criteria, the Company also analyzes loans using a loan grading system. Performance-based grading follows the Company’s definitions of Pass, Special Mention, Substandard and Doubtful, which are consistent with published definitions of regulatory risk classifications.

Definitions of Pass, Special Mention, Substandard and Doubtful are summarized as follows:

Pass: A Pass asset is higher quality and does not fit any of the other categories described below. The likelihood of loss is considered remote.

Special Mention: A Special Mention asset has potential weaknesses that may be temporary or, if left uncorrected, may result in a loss. While concerns exist, the Company is currently protected and loss is considered unlikely and not imminent.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

Note 3 — Loans and Allowance for Loan Losses - Continued

Substandard: A Substandard asset is inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified have well defined weaknesses and are characterized by the distinct possibility that the Company may sustain some loss if deficiencies are not corrected.

Doubtful: A Doubtful asset has all the weaknesses inherent in a Substandard asset with the added characteristics that the weaknesses make collection or liquidation in full highly questionable.

For Consumer loans, the Company generally assigns internal risk grades similar to those described above based on payment performance.

Outstanding loan balances (accruing and non-accruing) categorized by these credit quality indicators are summarized as follows:

	March 31, 2015
(in thousands)	Pass	Special Mention	Substandard and Doubtful	Total Loans	Total Allowance
Commercial real estate:
Real estate term	$506,961	$22,717	$7,774	$537,452	$5,564
Construction and land development	141,647	5,468	5,834	152,949	4,125

Total commercial real estate	648,608	28,185	13,608	690,401	9,689
Commercial and industrial	173,802	5,324	2,943	182,069	4,682
Consumer loans:
Residential and home equity	65,972	1,928	3,720	71,620	670
Consumer and other	15,337	52	154	15,543	256

Total consumer	81,309	1,980	3,874	87,163	926

Total	$903,719	$35,489	$20,425	$959,633	$15,297

	December 31, 2014
(in thousands)	Pass	Special Mention	Substandard and Doubtful	Total Loans	Total Allowance
Commercial real estate:
Real estate term	$492,239	$22,019	$7,278	$521,536	$5,181
Construction and land development	141,526	7,110	6,481	155,117	4,425

Total commercial real estate	633,765	29,129	13,759	676,653	9,606
Commercial and industrial	167,745	4,874	5,497	178,116	4,608
Consumer loans:
Residential and home equity	67,506	2,484	3,525	73,515	671
Consumer and other	15,178	11	232	15,421	266

Total consumer	82,684	2,495	3,757	88,936	937

Total	$884,194	$36,498	$23,013	$943,705	$15,151

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

Note 3 — Loans and Allowance for Loan Losses - Continued

The ALLL and outstanding loan balances reviewed according to the Company’s impairment method are summarized as follows:

	March 31, 2015
(in thousands)	Real Estate Term	Construction and Land Development	Commercial and Industrial	Residential and Home Equity	Consumer and Other	Total
Allowance for loan losses:
Individually evaluated for impairment	$404	$340	$936	$129	$—	$1,809
Collectively evaluated for impairment	5,160	3,785	3,746	541	256	13,488

Total	$5,564	$4,125	$4,682	$670	$256	$15,297

Outstanding loan balances:
Individually evaluated for impairment	$11,096	$5,750	$3,926	$3,327	$32	$24,131
Collectively evaluated for impairment	526,356	147,199	178,143	68,293	15,511	935,502

Total gross loans	$537,452	$152,949	$182,069	$71,620	$15,543	$959,633

	December 31, 2014
(in thousands)	Real Estate Term	Construction and Land Development	Commercial and Industrial	Residential and Home Equity	Consumer and Other	Total
Allowance for loan losses:
Individually evaluated for impairment	$519	$613	$977	$134	$—	$2,243
Collectively evaluated for impairment	4,662	3,812	3,631	537	266	12,908

Total	$5,181	$4,425	$4,608	$671	$266	$15,151

Outstanding loan balances:
Individually evaluated for impairment	$10,409	$5,811	$5,627	$3,381	$33	$25,261
Collectively evaluated for impairment	511,127	149,306	172,489	70,134	15,388	918,444

Total gross loans	$521,536	$155,117	$178,116	$73,515	$15,421	$943,705

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

Note 3 — Loans and Allowance for Loan Losses - Continued

Information on impaired loans is summarized as follows:

	March 31, 2015
	Unpaid Principal Balance	Recorded investment		Total Recorded Investment	Related Allowance
(in thousands)		With No Allowance	With Allowance
Commercial real estate:
Real estate term	$11,551	$9,823	$1,273	$11,096	$404
Construction and land development	7,531	5,264	486	5,750	340

Total commercial real estate	19,082	15,087	1,759	16,846	744
Commercial and industrial	4,593	2,401	1,525	3,926	936
Consumer:
Residential and home equity	3,552	2,687	640	3,327	129
Consumer and other	61	32	—	32	—

Total consumer	3,613	2,719	640	3,359	129

Total	$27,288	$20,207	$3,924	$24,131	$1,809

	December 31, 2014
		Recorded investment
(in thousands)	Unpaid Principal Balance	With No Allowance	With Allowance	Total Recorded Investment	Related Allowance
Commercial real estate:
Real estate term	$11,588	$8,440	$1,969	$10,409	$519
Construction and land development	7,601	3,721	2,090	5,811	613

Total commercial real estate	19,189	12,161	4,059	16,220	1,132
Commercial and industrial	6,066	4,043	1,584	5,627	977
Consumer:
Residential and home equity	3,604	2,772	609	3,381	134
Consumer and other	62	33	—	33	—

Total consumer	3,666	2,805	609	3,414	134

Total	$28,921	$19,909	$6,252	$25,261	$2,243

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

Note 3 — Loans and Allowance for Loan Losses - Continued

The interest income recognized on impaired loans was as follows:

	March 31, 2015		December 31, 2014
(in thousands)	Average Recorded Investment	Interest Income Recognition	Average Recorded Investment	Interest Income Recognition
Commercial real estate:
Real estate term	$10,752	$106	$15,010	$501
Construction and land development	5,780	80	8,858	353

Total commercial real estate	16,532	186	23,868	854
Commercial and industrial	4,777	44	7,003	253
Consumer:
Residential and home equity	3,354	29	3,985	131
Consumer and other	33	1	35	2

Total consumer	3,387	30	4,020	133

Total	$24,696	$260	$34,891	$1,240

The Company has entered into loan transactions with certain directors and executive committee members (“affiliates”). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. Total outstanding loans with affiliates were $652,000 and $688,000 at March 31, 2015 and December 31, 2014, respectively. Available lines of credit for loans and credit cards to affiliates were $854,000 at March 31, 2015.

Note 4 — Premises and Equipment

Premises and equipment are summarized as follows:

(in thousands)	March 31, 2015	December 31, 2014
Land and buildings	$26,251	$26,251
Equipment, furniture, and software	18,377	17,431

	44,628	43,682
Accumulated depreciation and amortization	(22,592)	(22,074)

	$22,036	$21,608

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

Note 5 — Deposits

Deposit account balances are summarized as follows:

(in thousands)	March 31, 2015	December 31, 2014
Non-interest bearing	$347,965	$327,075

Interest bearing deposits:
Interest bearing demand and savings	549,391	533,721
Money market accounts	139,452	135,911
Certificates of deposit under $100,000	109,563	101,086
Certificates of deposit $100,000 and over	87,091	101,440

Total interest bearing deposits	$885,497	$872,158

Total deposits	$1,233,462	$1,199,233

Scheduled maturities for certificates of deposit are as follows:

(in thousands)	March 31, 2015	December 31, 2014
2015	$100,422	$110,084
2016	43,673	38,279
2017	23,410	24,712
2018	10,981	12,546
2019 and beyond	18,168	16,905

	$196,654	$202,526

Deposits held by affiliates were $7.1 million and $9.3 million as of March 31, 2015 and December 31, 2014, respectively.

Note 6 — Short-term borrowings

Short-term borrowings consist of securities sold under agreements to repurchase and were $2.1 million and $1.5 million as of March 31, 2015 and December 31, 2014, respectively.

As of March 31, 2015 and December 31, 2014, committed Federal funds lines of credit arrangements totaling $29.0 million were available to the Company from unaffiliated banks. The average Federal funds interest rate as of March 31, 2015 and December 31, 2014 ranged from 0.39% to 1.15%, depending on the source and the amount borrowed. There were no outstanding Federal funds purchased as of March 31, 2015 and December 31, 2014.

The Company is a member of the FHLB of Seattle and has a committed credit line of $273.5 million which is secured by $443.1 million as of March 31, 2015 in various real estate loans pledged as collateral. Borrowings generally provide for interest at the then current published rates. There were no outstanding FHLB advances as of March 31, 2015 and December 31, 2014.

The Company holds $26.0 million in investment securities in its Federal Reserve Bank (“Fed”) account as of March 31, 2015. The Company’s current overnight borrowing capacity using the primary credit facilities from the Fed is $20.0 million. The borrowing rate is the current discount rate plus 25 basis points. There were no outstanding Fed advances as of March 31, 2015 and December 31, 2014.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

Note 6 — Short-term borrowings - Continued

Securities sold under agreements to repurchase are generally overnight financing arrangements with customers collateralized by the Company’s investment securities that mature within 247 months. Investment securities valued at $2.0 million and $2.2 million have been pledged as of March 31, 2015 and December 31, 2014, respectively, for securities sold under agreements to repurchase. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows:

(in thousands)	March 31, 2015	December 31, 2014
Average daily balance during the period	$1,681	$1,300
Average interest rate during the period	0.15%	0.17%
Maximum month-end balance during the period	$3,792	$1,628
Weighted average interest rate at end of the period	0.15%	0.15%

Note 7 — Income Taxes

Income tax expense was $2.5 million and $2.1 million for the three months ended March 31, 2015 and 2014, respectively. The Company’s effective tax rate was 34.0% and 35.6% for the three months ended March 31, 2015 and 2014, respectively.

Note 8 — Financial Instruments with Off-Balance-Sheet Risk

Commitments to extend credit — In the normal course of business, the Company has outstanding commitments and contingent liabilities, such as commitments to extend credit and unused credit card lines, which are not included in the accompanying consolidated financial statements. The Company’s exposure to credit loss in the event of non-performance by other parties to the financial instruments for commitments to extend credit and unused credit card lines is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk were as follows:

(in thousands)	March 31, 2015	December 31, 2014
Commitments to extend credit, including unsecured commitments of $10,486 and $11,357 as of March 31, 2015 and December 31, 2014, respectively	$293,891	$278,966
Stand-by letters of credit and bond commitments, including unsecured commitments of $910 and $558 as of March 31, 2015 and December 31, 2014, respectively	34,425	27,619
Unused credit card lines, all unsecured	24,934	26,385

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments to extend credit may expire without being drawn

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

Note 8 — Financial Instruments with Off-Balance-Sheet Risk - Continued

upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management’s credit evaluation of the customer.

Unused credit card lines are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Other contractual obligations — The Company has a commitment of $632,000 related to a contract for the renovation of its new headquarters in American Fork, Utah. The building renovations are expected to be completed during the second quarter of 2015. The Company leases five locations over various terms with normal market lease rates, options to renew and lease terms that expire between 2015 and 2023. These lease obligations are not considered significant.

Note 9 — Shareholders’ Equity and Regulatory Matters

The Company is subject to various regulatory capital requirements administered by its primary federal regulator, the FDIC. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and its consolidated financial statements. Under the regulatory capital adequacy guidelines and regulatory framework for prompt corrective action, the Company must meet specific capital guidelines involving quantitative measures of the Company’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total risk-based capital and Tier 1 capital to risk-weighted assets, and Tier 1 capital to average assets (as defined in the regulations). Management believes, as of March 31, 2015, that the Company meets all the capital adequacy requirements to which it is subject.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

Note 9 — Shareholders’ Equity and Regulatory Matters - Continued

As of March 31, 2015 and December 31, 2014, the Company was categorized as well capitalized under the regulatory framework. To be categorized as well capitalized, an institution must maintain minimum total risk-based capital, Tier 1 risk-based capital, and Tier 1 to average assets (“Tier 1 Leverage”) ratios as disclosed in the table below. The Company’s actual and required capital amounts and ratios are as follows:

	Actual		Minimum Capital Ratios			Well Capitalized Ratio Requirement
(in thousands)	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of March 31, 2015
Total Risk-Based Capital to Risk-Weighted Assets
Consolidated	$173,482	16.3%	85,064	≥	8.0%	N/A		NA
Bank of American Fork	139,793	16.5%	67,905	≥	8.0%	84,881		10.0%
Lewiston State Bank	31,808	14.8%	17,145	≥	8.0%	21,432		10.0%
Tier 1 Capital to Risk-Weighted Assets
Consolidated	161,686	15.2%	42,532	≥	6.0%	N/A		NA
Bank of American Fork	129,186	15.2%	33,952	≥	6.0%	50,929		8.0%
Lewiston State Bank	30,819	14.4%	8,573	≥	6.0%	12,859		8.0%
Tier 1 Leverage
Consolidated	161,686	11.6%	55,616	≥	4.0%	N/A		NA
Bank of American Fork	129,186	11.7%	44,045	≥	4.0%	55,056		5.0%
Lewiston State Bank	30,819	10.6%	11,584	≥	4.0%	14,480		5.0%

As of December 31, 2014
Total Risk-Based Capital to Risk-Weighted Assets
Consolidated	$167,483	16.0%	$83,679	≥	8.0%	NA		NA
Bank of American Fork	135,373	16.2%	66,799	≥	8.0%	$88,499	≥	10.0%
Lewiston State Bank	30,370	14.4%	17,714	≥	8.0%	22,143	≥	10.0%
Tier 1 Capital to Risk-Weighted Assets
Consolidated	156,103	14.9%	41,840	≥	4.0%	NA		NA
Bank of American Fork	124,886	15.0%	33,400	≥	4.0%	50,099	≥	6.0%
Lewiston State Bank	29,477	13.9%	8,857	≥	4.0%	13.286	≥	6.0%
Tier 1 Leverage
Consolidated	156,103	11.3%	55,153	≥	4.0%	NA		NA
Bank of American Fork	124,886	11.5%	43,645	≥	4.0%	54,556	≥	5.0%
Lewiston State Bank	29,477	10.2%	11,527	≥	4.0%	14.409	≥	5.0%

Federal Reserve Board Regulations require maintenance of certain minimum reserve balances based on certain average deposits which as of March 31, 2015 and December 31, 2014 was $6.1 million and $6.5 million, respectively.

The Company’s Board of Directors may declare a cash or stock dividend out of retained earnings provided the regulatory minimum capital ratios are met. The Company plans to maintain capital ratios that meet the well-capitalized standards per the regulations and, therefore, plans to limit dividends to amounts that are appropriate to maintain those well-capitalized regulatory capital ratios. In June 2014, the Board of Directors declared and paid a semi-annual dividend of $0.08 per share, totaling $1.2 million. Additionally, in December 2014, the Board of Directors declared a semi-annual dividend of $0.14 per share for $2.1 million, which was paid in January 2015. Subsequent to March 31, 2015, the Board of Directors declared a quarterly dividend for the first quarter of 2015 of $0.06 per share.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

Note 10 — Incentive Share-Based Plan and Other Employee Benefits

In June 2014, the Board of Directors (“Board”) and shareholders of the Company approved a share-based incentive plan (the “2014 Plan”). The 2014 Plan provides for various share-based incentive awards including incentive share-based options, non-qualified share-based options, restricted shares, stock appreciation rights to be granted to officers, directors and other key employees. The maximum aggregate number of shares that may be issued under the 2014 Plan is 800,000 common shares. The share-based awards are granted to participants under both plans at a price not less than the fair value on the date of grant and for terms of up to ten years. The 2014 Plan also allows for granting of share-based awards to directors and consultants who are not employees of the Company.

During the three months ended March 31, 2015, the Company issued options for the purchase of 159,240 common shares which had an exercise price of $12.10 per share and a fair value as of the date of grant of $2.89 per share. The options generally vest over three years. The Company also issued Restricted Stock Units (“RSU’s”) for 36,522 common shares which had a fair value of $12.10 per share and generally vest over three years. The Company recorded share-based compensation expense of $109,000 and $39,000 for the three months ended March 31, 2015 and 2014, respectively.

Note 11 — Fair Value

Fair value measurements — Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, U.S. generally accepted accounting principles has established a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.

Level 3	Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation methodology:

Investment securities, available for sale — Where quoted prices are available in an active market, securities are classified within Level 1 of the hierarchy. Level 1 includes securities that have quoted prices in an active market for identical assets. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows, and accordingly, are classified as Level 2 or 3. The Company has categorized its available-for-sale investment securities as Level 1 or 2.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

Note 11 — Fair Value - Continued

Impaired loans and other real estate owned — Fair value applies to loans and other real estate owned measured for impairment. Impaired loans are measured at an observable market price (if available) or at the fair value of the loan’s collateral (if collateral dependent). Fair value of the loan’s collateral is determined by appraisals or independent valuation which is then adjusted for the cost related to liquidation of the collateral. The Company has categorized its impaired loans and other real estate owned as Level 2.

Assets measured at fair value are summarized as follows:

(in thousands)	Level 1	Level 2	Level 3	Total
As of March 31, 2015
Fair valued on a recurring basis:
Investment securities available for sale	$2,037	$279,817	$—	$281,854
Fair valued on a non-recurring basis:
Impaired loans	—	2,115	—	2,115
Other real estate owned	—	126	—	126

As of December 31, 2014
Fair valued on a recurring basis:
Investment securities available for sale	$2,030	$293,607	$—	$295,637
Fair valued on a non-recurring basis:
Impaired loans	—	4,009	—	4,009
Other real estate owned	—	126	—	126

Fair value of financial instruments — The following table summarizes carrying amounts, estimated fair values and assumptions used to estimate fair values of financial instruments:

December 31, 2014
Financial Assets
Net loans held for investment	$925,306	$925,367
Financial Liabilities
Interest bearing deposits	872,158	873,928

The fair values of financial assets and liabilities as of March 31, 2015 were not presented because the assumptions used to estimate fair values have not changed significantly from those used at December 31, 2014.

The above summary excludes financial assets and liabilities for which carrying value approximates fair value. For financial assets, these include cash and cash equivalents, held-to-maturity securities (see Note 2), loans held for sale, bank-owned life insurance, accrued interest receivable and FHLB stock. For financial liabilities, these include non-interest bearing deposits, short-term borrowings, and accrued interest payable. Also excluded from the summary are financial instruments recorded at fair value on a recurring basis, as previously described.

Fair values of off-balance sheet commitments such as lending commitments, standby letters of credit and guarantees are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties’ credit standing. The fair value of the fees as of March 31, 2015 and December 31, 2014 was insignificant. See Note 8 — “Financial Instruments with Off-Balance-Sheet Risk” for the notional amount of the commitments to extend credit.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

Note 11 — Fair Value - Continued

The following methods and assumptions were used to estimate the fair value of financial instruments:

Net loans — The fair value is estimated by discounting the future cash flows and estimated prepayments using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining term. Some loan types were valued at carrying value because of their floating rate or expected maturity characteristics.

Interest bearing deposits — The fair value of interest bearing deposits is estimated by discounting the estimated future cash flows using the rates currently offered for deposits with similar remaining maturities.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates. Further, certain financial instruments and all non-financial instruments are excluded from the applicable disclosure requirements. Therefore, the fair value amounts shown in the table do not, by themselves, represent the underlying value of the Company as a whole.

Note 12 — Contingencies and Concentrations of Credit Risk

Litigation — The Company may from time to time be subject to legal proceedings arising in the normal course of business. Management does not believe the outcome of any currently pending matters will have a material impact on the financial condition, results of operations, or liquidity of the Company.

Concentrations of credit risk — The Company has concentrated credit risk exposure, including off-balance-sheet credit risk exposure, related to real estate loans as disclosed in Notes 3 and 8. The ultimate collectability of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The Company generally requires collateral on all real estate lending arrangements and typically maintains loan-to-value ratios of no greater than 80%.

Investments in municipal securities principally involve governmental entities within the State of Utah. Loans are limited by state banking regulation to 15% of each Bank’s total capital, as defined by banking regulations. As a matter of practice and in accordance with applicable Utah state law, the Banks do not extend credit to any single borrower or group of related borrowers in excess of 15% of the Bank’s total capital. As of March 31, 2015, BAF’s and LSB’s lending limits were $21.5 million and $4.8 million, respectively.

The contractual amounts of credit-related financial instruments, such as commitments to extend credit and credit-card arrangements, represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer defaults, and the value of any existing collateral becomes worthless.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

People’s Utah Bancorp

We have audited the accompanying consolidated balance sheets of People’s Utah Bancorp and subsidiaries (collectively, the Company) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of People’s Utah Bancorp and subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ TANNER LLC

Salt Lake City, Utah

March 9, 2015

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
(Dollars in thousands, except share data)	2014	2013
ASSETS
Cash and due from banks	$30,277	$32,993
Interest bearing deposits	16,701	60,743
Federal funds sold	724	670

Total cash and cash equivalents	47,702	94,406
Investment securities:
Available for sale, at fair value	295,637	293,435
Held to maturity, at historical cost	35,202	26,953

Total investment securities	330,839	320,388
Non-marketable equity securities	2,628	2,731
Loans held for sale	12,272	13,555
Loans:
Loans held for investment	940,457	830,717
Less allowance for loan losses	(15,151)	(14,390)

Total loans held for investment, net	925,306	816,327
Premises and equipment, net	21,608	21,803
Accrued interest receivable	5,253	5,015
Deferred income tax assets	7,682	8,603
Other real estate owned	1,673	4,092
Bank-owned life insurance	6,657	6,471
Other assets	5,505	5,799

Total assets	$1,367,125	$1,299,190

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest bearing deposits	$327,075	$292,611
Interest bearing deposits	872,158	851,703

Total deposits	1,199,233	1,144,314
Short-term borrowings	1,496	1,095
Accrued interest payable	343	386
Dividends payable	2,066	—
Other liabilities	6,328	9,723

Total liabilities	1,209,466	1,155,518
Commitments and contingencies
Shareholders’ equity:
Preferred shares, $0.01 par value: 3,000,000 shares authorized, no shares issued	—	—
Common shares, $0.01 par value: 30,000,000 shares authorized; 14,758,121 and 14,615,310 shares issued and outstanding as of December 31, 2014 and 2013, respectively	148	146
Additional paid-in capital	31,137	30,149
Retained earnings	125,595	113,933
Accumulated other comprehensive income (loss)	779	(556)

Total shareholders’ equity	157,659	143,672

Total liabilities and shareholders’ equity	$1,367,125	$1,299,190

See accompanying notes to the consolidated financial statements.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(Dollars in thousands, except share and per share data)	2014	2013	2012
Interest income
Interest and fees on loans	$51,842	$41,206	$38,235
Interest and dividends on investments	6,361	4,451	3,775

Total interest income	58,203	45,657	42,010
Interest expense	3,260	3,337	3,629

Net interest income	54,943	42,320	38,381
Provision for loan losses	1,700	1,500	4,700

Net interest income after provision for loan losses	53,243	40,820	33,681
Non-interest income
Service charges on deposit accounts	2,821	2,630	2,433
Card processing	4,185	3,541	3,063
Mortgage banking	6,444	6,327	5,189
Other operating	1,791	1,773	928

Total non-interest income	15,241	14,271	11,613
Non-interest expense
Salaries and employee benefits	27,584	22,426	19,218
Occupancy, equipment and depreciation	3,889	3,212	2,654
Data processing	3,086	2,069	1,579
FDIC premiums	810	722	1,015
Card processing	2,136	1,574	1,607
Other real estate owned	199	141	503
Marketing and advertising	934	907	871
Merger-related expenses	711	879	—
Other	5,984	4,945	3,962

Total non-interest expense	45,333	36,875	31,409

Income before income tax expense	23,151	18,216	13,885
Income tax expense	8,246	6,338	4,643

Net income	$14,905	$11,878	$9,242

Earnings per common share
Basic	$1.02	$0.92	$0.76

Diluted	$0.98	$0.89	$0.74

Weighted average common shares outstanding:
Basic	14,677,499	12,900,386	12,161,468

Diluted	15,134,025	13,359,278	12,408,572

See accompanying notes to the consolidated financial statements.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
(in thousands)	2014	2013	2012
Net income	$14,905	$11,878	$9,242
Other comprehensive income (loss)
Unrealized holding gains (losses) on securities available for sale, net of tax of $830, $(1,902) and $659 as of December 31, 2014, 2013 and 2012, respectively	1,335	(3,045)	1,064

Total comprehensive income	$16,240	$8,833	$10,306

See accompanying notes to the consolidated financial statements.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Three Years Ended December 31, 2014

(Dollars in thousands, except share data)	Common Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance as of January 1, 2012	12,304,727	$123	$8,219	$96,104	$1,425	$105,871
Comprehensive income	—	—	—	9,242	1,064	10,306
Cash dividends declared ($0.11 per share)	—	—	—	(1,395)	—	(1,395)
Share-based compensation	—	—	191	—	—	191
Exercise of stock options	147,224	2	735	—	—	737

Balance as of December 31, 2012	12,451,951	125	9,145	103,951	2,489	115,710
Comprehensive income	—	—	—	11,878	(3,045)	8,833
Cash dividends declared ($0.13 per share)	—	—	—	(1,896)	—	(1,896)
Shares issued in merger	2,044,736	20	20,202			20,222
Share-based compensation	—	—	296	—	—	296
Exercise of stock options	118,623	1	506	—	—	507

Balance as of December 31, 2013	14,615,310	146	30,149	113,933	(556)	143,672
Comprehensive income	—	—	—	14,905	1,335	16,240
Cash dividends declared ($0.22 per share)	—	—	—	(3,243)	—	(3,243)
Share-based compensation	—	—	221	—	—	221
Exercise of stock options	142,811	2	767	—	—	769

Balance as of December 31, 2014	14,758,121	$148	$31,137	$125,595	$779	$157,659

See accompanying notes to the consolidated financial statements.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(in thousands)	2014	2013	2012
Cash flows from operating activities:
Net income	$14,905	$11,878	$9,242
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,700	1,500	4,700
Depreciation and amortization	2,257	1,797	1,369
Net gain on sales of other real estate owned	(92)	(818)	(134)
Deferred income taxes	91	(81)	1,235
Net amortization of securities discounts and premiums	2,980	2,463	3,296
Other	105	378	191
Gain on sale of loans held for sale	(4,356)	(4,158)	(3,490)
Originations of loans held for sale	(189,539)	(215,572)	(204,404)
Proceeds from sale of loans held for sale	195,178	218,960	187,306
Net changes in:
Accrued interest receivable	108	124	248
Other assets	(238)	2,497	(213)
Accrued interest payable	(43)	(68)	(88)
Other liabilities	(3,396)	2,406	2,862

Net cash provided by operating activities	19,660	21,306	2,120
Cash flows from investing activities:
Net cash and cash equivalents related to LB merger	—	5,891	—
Net change in loans held for investment	(111,868)	(61,149)	4,697
Purchase of available-for-sale securities	(123,504)	(143,058)	(121,545)
Purchase of held-to-maturity securities	(16,834)	(7,314)	(11,479)
Proceeds from maturities/sales of available-for-sale securities	120,772	134,337	93,205
Proceeds from maturities of held-to-maturity securities	8,414	6,479	7,215
Purchase of premises and equipment	(2,062)	(2,718)	(2,078)
Proceeds from sale of other real estate owned, net of improvements	3,700	3,039	9,518
Proceeds from sale of non-marketable equity securities	106	89	40

Net cash used in investing activities	(121,276)	(64,404)	(20,427)
Cash flows from financing activities:
Net increase in non-interest bearing deposits	34,464	21,781	59,741
Net increase in interest bearing deposits	20,455	18,074	29,627
Proceeds related to exercise of stock options	769	507	737
Net change in short-term borrowings	401	177	99
Cash dividends paid	(1,177)	(1,896)	(1,946)

Net cash provided by financing activities	54,912	38,643	88,258

Net change in cash and cash equivalents	(46,704)	(4,455)	69,951
Cash and cash equivalents, beginning of year	94,406	98,861	28,910

Cash and cash equivalents, end of year	$47,702	$94,406	$98,861

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,515	$2,952	$3,718
Income taxes paid	$7,740	$5,660	$4,170

Supplemental disclosures of non-cash transactions:
Reclassifications from loans to other real estate owned	$1,189	$1,697	$1,651
Dividends declared but not paid	$2,066	$—	$—
Unrealized gains (losses) on securities available for sale	$2,165	$(4,947)	$1,723
Common shares issued in LB merger	$—	$20,222	$—

See accompanying notes to the consolidated financial statements.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 1 — Summary of Significant Accounting Policies

Nature of operations and basis of consolidation — People’s Utah Bancorp, a Utah corporation incorporated in 1998 (“PUB”), is a bank holding company with its subsidiaries, Bank of American Fork (“BAF”) and Lewiston State Bank (“LSB” (collectively the “Banks”). The Banks operate under the jurisdiction of the Utah Department of Financial Institutions, and their deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”). The Banks are not members of the Federal Reserve System; however, PUB is operated as a bank holding company under the Federal Bank Holding Company Act of 1956 and is the sole shareholder of the Banks. Both PUB and the Banks are subject to periodic examination by all of the applicable federal and state regulatory agencies and file periodic reports and other information with the agencies.

BAF was incorporated as People’s State Bank of American Fork as a Utah state-chartered bank in 1913. LSB was incorporated as a Utah state-chartered bank in 1905 and became a subsidiary of PUB in October 2013. The Banks engage in general commercial banking business with branch offices located in their principal market area; Utah, Salt Lake, Davis, Washington and Cache counties in Utah, and Preston, Idaho; and in lending activities in other counties within the state of Utah. The Banks offer a full range of short-term to long-term commercial, personal and mortgage loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and accounts receivable), business expansion (including acquisition of real estate and improvements), and purchase of equipment and machinery. Consumer loans include secured and unsecured loans to finance automobiles, home improvements, education, and personal investments. The Banks also offer mortgage loans secured by personal residences. The Banks offer a full range of deposit services typically available in most financial institutions, including checking accounts, savings accounts, and time deposits. All deposit accounts are tailored to the Banks’ principal market area at competitive rates. The Banks solicit these accounts from individuals, businesses, associations and organizations, and governmental entities.

The consolidated financial statements include the accounts of PUB and its wholly owned subsidiaries (collectively, the “Company”) after eliminating all intercompany transactions.

Use of estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change is the allowance for loan losses (“ALLL”).

Cash and cash equivalents — Cash and cash equivalents consist of cash on hand, amounts due from banks, interest bearing deposits, and federal funds sold, all of which have original maturities of three months or less. The Company places its cash with high credit quality institutions. The amounts on deposit fluctuate and, at times, exceed the insured limit by the FDIC, which potentially subjects the Company to credit risk. Generally, federal funds purchased and interest bearing deposits are held for not longer than one day before being sold or reinvested.

Investment securities — Investment securities are classified into one of three categories: (1) held-to-maturity, (2) available-for-sale, or (3) trading. Investment securities are categorized as held-to-maturity when the Company has the positive intent and ability to hold those securities to maturity. Securities which are held-to-maturity are stated at cost and adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Company had no trading securities as of December 31, 2014 and 2013.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 1 — Summary of Significant Accounting Policies - Continued

Investment securities categorized as available-for-sale are generally held for investment purposes for an indefinite period of time, but not necessarily to maturity. Decisions to sell securities classified as available-for-sale are based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations, and other factors. Available-for-sale securities are recorded at estimated fair value, with the net unrealized gain or loss included in comprehensive income, net of the related income tax effect. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary are recognized by write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Premiums and discounts are recognized in interest income using the interest method over the period to maturity or, for certain mortgage-backed securities, to the expected interest rate reset date.

Non-marketable equity securities — Non-marketable equity securities primarily consist of Federal Home Loan Bank (“FHLB”) stock. FHLB stock is restricted because such stock may only be sold to FHLB at its par value. Due to the restrictive terms, and the lack of a readily determinable market value, FHLB stock is carried at cost. The investments in FHLB stock are required investments related to the Company’s borrowings from FHLB. FHLB obtains its funding primarily through issuance of consolidated obligations of the FHLB system. The U.S. government does not guarantee these obligations, and each of the regional FHLBs are jointly and severally liable for repayment of each other’s debt.

Loans held for sale — Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net estimated losses before sale, if any, are recognized through a valuation allowance by charges to income. Mortgage loans held for sale are generally sold with the mortgage servicing rights. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold. Substantially all of the residential mortgage loans originated are sold to larger financial institutions; however, the Company provides loan servicing for FNMA and Freddie Mac mortgage loans on a limited basis. Servicing income from servicing sold residential mortgages is not significant.

Loans held for investment — Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

Non-accrual loans — The accrual of interest on loans is generally discontinued at the time the principal and interest are 90 days past due or when, in management’s opinion, the borrower will be unable to make payments

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 1 — Summary of Significant Accounting Policies - Continued

as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received, or payment is considered certain. Loans may be returned to accrual status when all delinquent interest and principal amounts contractually due are brought current and future payments are reasonably assured.

Impaired loans — The Company considers loans impaired when, based on current information and events, it is probable the Company will be unable to collect all principal and interest payments due according to the contractual terms of the loan agreement. Such loans are classified as Substandard or Doubtful loans (see Note 3). Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral, if the loan is collateral dependent. Changes in these values are reflected in income and as adjustments to the ALLL.

Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.

Allowance for loan losses — The ALLL is based on a continuing review of loans which includes consideration of actual loss experience, changes in the size and character of the portfolio, identification of individual problem situations which may affect the borrower’s ability to repay, evaluations of the prevailing and anticipated economic conditions, and other qualitative factors. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision, as more information becomes available.

The ALLL is increased by charges to income and decreased by charge-offs (net of recoveries). While management uses available information to recognize losses on loans, changes in economic conditions may necessitate revision of the estimate in future years. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additional losses based on their judgment using information available to them at the time of their examination.

The ALLL consists of specific and general components. The specific component relates to loans determined to be impaired which are individually evaluated for impairment. For impaired loans individually evaluated, an allowance is established when the discounted cash flows, or the fair value of the collateral if the loans are collateral dependent, of the impaired loan are lower than the carrying value of the loans. The general component covers all loans not individually evaluated for impairment and is based on historical loss experience adjusted for qualitative factors. Various qualitative factors are considered including changes to underwriting policies, loan concentrations, volume and mix of loans, size and complexity of individual credits, locations of credits and new market areas, changes in local and national economic conditions, real estate foreclosure rates, and trends in past due and classified credits.

Other real estate owned — Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of the carrying amount of the foreclosed loan or the fair value of the foreclosed asset, less costs to sell, at the date of foreclosure. Subsequent to foreclosure, valuations are periodically

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 1 — Summary of Significant Accounting Policies - Continued

performed by management and the assets are carried at the lower of carrying amount or fair value, less selling costs. Revenues and expenses from operations and changes in the valuation allowance are included in other real estate owned expense.

Transfers of financial assets — Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and equipment — Land is carried at cost. Premises, software and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation and amortization expense is computed using the straight-line method based on the estimated useful lives of the related assets, generally 10 to 30 years for buildings and 3 to 5 years for equipment, furniture, and software. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Income taxes — Deferred tax assets and deferred tax liabilities represent the tax effect of temporary differences between financial reporting and tax reporting measured at enacted tax rates in effect for the year in which the differences are expected to reverse. The Company recognizes only the impact of tax positions that, based on their technical merits, are more likely than not to be sustained upon an audit by the taxing authority.

Developing the provision for income taxes, including the effective tax rate and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowances deemed necessary to value deferred tax assets. Judgments and tax strategies are subject to audit by various taxing authorities. While the Company believes it has no uncertain income tax positions in the consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on the consolidated financial position, results of operations or cash flows.

Off-balance sheet credit related financial instruments — In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Incentive share-based plans — The fair value of incentive share-based awards, which is recorded as compensation expense over the vesting period of the award. Compensation expense for stock options is estimated at the date of grant using the Black-Scholes option-pricing model. Compensation expense for restricted stock units (“RSU”) is based on the fair value of the Company’s common shares at the date of grant.

Earnings per common share — Basic earnings per common share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares includes shares that may be issued by the Company for outstanding stock options determined using the treasury stock method and for all outstanding RSUs. All earnings per common share and other share information presented in the financial statements have been retroactively restated to give effect to a 44 to 1 share split which occurred in 2013.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 1 — Summary of Significant Accounting Policies - Continued

Earnings per common share have been computed based on the following:

(in thousands, except share and per share data)	2014	2013	2012
Numerator
Net income	$14,905	$11,878	$9,242
Denominator
Weighted-average number of common shares outstanding	14,677,499	12,900,386	12,161,468
Incremental shares assumed for stock options and RSUs	456,526	458,892	247,104

Weighted-average number of dilutive shares outstanding	15,134,025	13,359,278	12,408,572

Basic earnings per common share	$1.02	$0.92	$0.76

Diluted earnings per common share	$0.98	$0.89	$0.74

Comprehensive income — U.S. generally accepted accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, net of the related income tax effect, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income.

The components of accumulated other comprehensive income (loss), included in shareholders’ equity, are as follows as of December 31:

	2014	2013	2012
Unrealized holding gain (loss) on available-for-sale securities	$1,249	$(916)	$4,031
Income tax benefit (expense)	(470)	360	(1,542)

Net-of-tax amount	779	(556)	2,489

Advertising costs — Advertising costs are expensed when incurred and totaled $934,000 in 2014, $907,000 in 2013 and $871,000 in 2012.

Subsequent events — The Company has evaluated events occurring subsequent to December 31, 2014 through the date of the report of the independent registered public accounting firm, which is the date the financial statements were available to be issued.

Reclassifications — Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year’s presentation.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 2 — Investment Securities

Amortized cost and approximate fair values of investment securities available for sale are summarized as follows:

			Gross Unrealized Losses
(in thousands)	Amortized Cost	Gross Realized Gain	Less Than 12 Months	12 Months or Longer	Fair Value
As of December 31, 2014
U.S. Government-sponsored securities	$43,170	$20	$(114)	$(42)	$43,034
Municipal securities	48,965	1,377	(34)	—	50,308
Mortgage-backed securities	192,265	889	(723)	(347)	192,084
Corporate securities	9,988	354	—	(131)	10,211

	$294,388	$2,640	$(871)	$(520)	$295,637

As of December 31, 2013
U.S. Government-sponsored securities	$45,039	$229	$(1,232)	$—	$44,036
Municipal securities	59,613	1,317	(405)	—	60,525
Mortgage-backed securities	179,700	685	(1,198)	(311)	178,876
Corporate securities	9,999	272	(273)	—	9,998

	$294,351	$2,503	$(3,108)	$(311)	$293,435

Carrying amounts and estimated fair values of securities held-to-maturity are as follows:

			Gross Unrealized Losses
(in thousands)	Amortized Cost	Gross Realized Gain	Less Than 12 Months	12 Months or Longer	Fair Value
As of December 31, 2014
Municipal securities	$32,970	$116	$(18)	$(3)	$33,065
Certificates of deposit	2,232	—	(3)	—	2,229

	$35,202	$116	$(21)	$(3)	$35,294

As of December 31, 2013
Municipal securities	$24,720	$37	$(20)	$(25)	$24,712
Certificates of deposit	2,233	14	—	—	2,247

	$26,953	$51	$(20)	$(25)	$26,959

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 2 — Investment Securities - Continued

The amortized cost and estimated fair values of investment securities that are available-for-sale and held-to-maturity at December 31, 2014, by contractual maturity, are as follows:

	Available-for-sale		Held-to-maturity
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities maturing in:
One year or less	$11,796	$11,881	$9,199	$9,209
After one year through five years	69,174	69,801	16,599	16,619
After five years through ten years	61,000	61,374	8,368	8,425
After ten years	152,418	152,581	1,036	1,041

	$294,388	$295,637	$35,202	$35,294

Expected maturities may differ from contractual maturities because issuers may have the right to call obligations with or without penalties.

As of December 31, 2014, the Company held 141 investment securities with fair values less than amortized cost. Management evaluated these investment securities and determined that the decline in value is temporary and related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. The Company anticipates full recovery of the amortized cost with respect to these securities at maturity, or sooner in the event of a more favorable market interest rate environment.

Note 3 — Loans and Allowance for Loan Losses

Loans are summarized as follows as of December 31:

(in thousands)	2014	2013
Loans held for investment:
Commercial real estate loans:
Real estate term	$521,536	$455,827
Construction and land development	155,117	136,610

Total commercial real estate loans	676,653	592,437
Commercial and industrial loans	178,116	142,562
Consumer loans:
Residential and home equity	73,515	82,703
Consumer and other	15,421	15,238

Total consumer loans	88,936	97,941

Total gross loans	943,705	832,940
Less:
Net deferred loan fees	(3,248)	(2,223)

Total loans	940,457	830,717
Less: allowance for loan losses	(15,151)	(14,390)

Total loans held for investment, net	$925,306	$816,327

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 3 — Loans and Allowance for Loan Losses - Continued

Changes in the allowance for loan losses are as follows:

	Year Ended December 31, 2014
(in thousands)	Real Estate Term	Construction and Land Development	Commercial and Industrial	Residential and Home Equity	Consumer and Other	Total
Balance at beginning of year	$7,268	$2,915	$3,105	$838	$264	$14,390
Additions: Provisions for loan losses	(1,880)	1,171	2,361	(188)	236	1,700
Deductions:
Gross loan charge-offs	(705)	(26)	(949)	(16)	(356)	(2,052)
Recoveries	498	365	91	37	122	1,113

Net loan charge-offs	(207)	339	(858)	21	(234)	(939)

Balance at end of year	$5,181	$4,425	$4,608	$671	$266	$15,151

	Year Ended December 31, 2013
(in thousands)	Real Estate Term	Construction and Land Development	Commercial and Industrial	Residential and Home Equity	Consumer and Other	Total
Balance at beginning of year	$5,189	$4,191	$2,777	$1,249	$300	$13,706
Additions: Provisions for loan losses	2,304	(574)	195	(389)	(36)	1,500
Deductions:
Gross loan charge-offs	(270)	(772)	—	(57)	(197)	(1,296)
Recoveries	45	70	133	35	197	480

Net loan charge-offs	(225)	(702)	133	(22)	—	(816)

Balance at end of year	$7,268	$2,915	$3,105	$838	$264	$14,390

	Year Ended December 31, 2012
(in thousands)	Real Estate Term	Construction and Land Development	Commercial and Industrial	Residential and Home Equity	Consumer and Other	Total
Balance at beginning of year	$5,578	$5,518	$2,648	$1,277	$441	$15,462
Additions: Provisions for loan losses	1,083	1,931	1,002	777	(93)	4,700
Deductions:
Gross loan charge-offs	(1,602)	(3,579)	(1,199)	(882)	(215)	(7,477)
Recoveries	130	321	326	77	167	1,021

Net loan charge-offs	(1,472)	(3,258)	(873)	(805)	(48)	(6,456)

Balance at end of year	$5,189	$4,191	$2,777	$1,249	$300	$13,706

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 3 — Loans and Allowance for Loan Losses - Continued

Non-accrual loans are summarized as follows as of December 31:

(in thousands)	2014	2013
Non-accrual loans, not troubled debt restructured:
Real estate term	$1,465	$3,943
Construction and land development	578	2,625
Commercial and industrial	1,787	2,147
Residential and home equity	428	612
Consumer and other	63	123

Total non-accrual loans, not troubled debt restructured	4,321	9,450

Troubled debt restructured loans, non-accrual:
Real estate term	1,106	4,801
Construction and land development	933	1,417
Commercial and industrial	1,200	—
Residential and home equity	289	1,138
Consumer and other	—	—

Total troubled debt restructured loans, non-accrual	3,528	7,356

Total non-accrual loans	$7,849	$16,806

Troubled debt restructured loans are summarized as follows as of December 31:

(in thousands)	2014	2013
Accruing troubled debt restructured loans	$8,399	$7,393
Non-accrual troubled debt restructured loans	3,528	7,356

Total troubled debt restructured loans	$11,927	$14,749

A restructured loan is considered a troubled debt restructured loan (“TDR”), if the Company, for economic or legal reasons related to the debtor’s financial difficulties, grants a concession in terms or a below-market interest rate to the debtor that it would not otherwise consider. Each TDR loan is separately negotiated with the borrower and includes terms and conditions that reflect the borrower’s prospective ability to service the debt as modified.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 3 — Loans and Allowance for Loan Losses - Continued

Current and past due loans held for investment (accruing and non-accruing) are summarized as follows as of December 31:

	2014
(in thousands)	Current	30-89 Days Past Due	90+ Days Past Due and Non-accrual	Total Past-Due	Total Loans
Commercial real estate:
Real estate term	$514,873	$4,092	$2,571	$6,663	$521,536
Construction and land development	150,906	2,700	1,511	4,211	155,117

Total commercial real estate	665,779	6,792	4,082	10,874	676,653
Commercial and industrial	173,679	1,450	2,987	4,437	178,116
Consumer:
Residential and home equity	71,616	1,182	717	1,899	73,515
Consumer and other	14,970	373	78	451	15,421

Total consumer	86,586	1,555	795	2,350	88,936

Total gross loans	$926,044	$9,797	$7,864	$17,661	$943,705

	2013
(in thousands)	Current	30-89 Days Past Due	90+ Days Past Due and Non-accrual	Total Past-Due	Total Loans
Commercial real estate:
Real estate term	$442,374	$4,709	$8,744	$13,453	$455,827
Construction and land development	130,718	1,850	4,042	5,892	136,610

Total commercial real estate	573,092	6,559	12,786	19,345	592,437
Commercial and industrial	139,089	1,326	2,147	3,473	142,562
Consumer:
Residential and home equity	79,116	1,837	1,750	3,587	82,703
Consumer and other	14,842	266	130	396	15,238

Total consumer	93,958	2,103	1,880	3,983	97,941

Total gross loans	$806,139	$9,988	$16,813	$26,801	$832,940

Credit Quality Indicators:

In addition to past due and non-accrual criteria, the Company also analyzes loans using a loan grading system. Performance-based grading follows the Company’s definitions of Pass, Special Mention, Substandard and Doubtful, which are consistent with published definitions of regulatory risk classifications.

Definitions of Pass, Special Mention, Substandard and Doubtful are summarized as follows:

Pass: A Pass asset is higher quality and does not fit any of the other categories described below. The likelihood of loss is considered remote.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 3 — Loans and Allowance for Loan Losses - Continued

Special Mention: A Special Mention asset has potential weaknesses that may be temporary or, if left uncorrected, may result in a loss. While concerns exist, the Company is currently protected and loss is considered unlikely and not imminent.

Substandard: A Substandard asset is inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified have well defined weaknesses and are characterized by the distinct possibility that the Company may sustain some loss if deficiencies are not corrected.

Doubtful: A Doubtful asset has all the weaknesses inherent in a Substandard asset with the added characteristics that the weaknesses make collection or liquidation in full highly questionable.

For Consumer loans, the Company generally assigns internal risk grades similar to those described above based on payment performance.

Outstanding loan balances (accruing and non-accruing) categorized by these credit quality indicators are summarized as follows as of December 31:

	2014
(in thousands)	Pass	Special Mention	Substandard and Doubtful	Total Loans	Total Allowance
Commercial real estate:
Real estate term	$492,239	$22,019	$7,278	$521,536	$5,181
Construction and land development	141,526	7,110	6,481	155,117	4,425

Total commercial real estate	633,765	29,129	13,759	676,653	9,606
Commercial and industrial	167,745	4,874	5,497	178,116	4,608
Consumer loans:
Residential and home equity	67,506	2,484	3,525	73,515	671
Consumer and other	15,178	11	232	15,421	266

Total consumer	82,684	2,495	3,757	88,936	937

Total	$884,194	$36,498	$23,013	$943,705	$15,151

	2013
(in thousands)	Pass	Special Mention	Substandard and Doubtful	Total Loans	Total Allowance
Commercial real estate:
Real estate term	$411,719	$25,860	$18,248	$455,827	$7,268
Construction and land development	114,987	7,563	14,060	136,610	2,915

Total commercial real estate	526,706	33,423	32,308	592,437	10,183
Commercial and industrial	131,370	4,187	7,005	142,562	3,105
Consumer loans:
Residential and home equity	75,998	1,632	5,073	82,703	838
Consumer and other	14,989	16	233	15,238	264

Total consumer	90,987	1,648	5,306	97,941	1,102

Total	$749,063	$39,258	$44,619	$832,940	$14,390

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 3 — Loans and Allowance for Loan Losses - Continued

The ALLL and outstanding loan balances reviewed according to the Company’s impairment method are summarized as follows as of December 31:

	2014
(in thousands)	Real Estate Term	Construction and Land Development	Commercial and Industrial	Residential and Home Equity	Consumer and Other	Total
Allowance for loan losses:
Individually evaluated for impairment	$519	$613	$977	$134	$—	$2,243
Collectively evaluated for impairment	4,662	3,812	3,631	537	266	12,908

Total	$5,181	$4,425	$4,608	$671	$266	$15,151

Outstanding loan balances:
Individually evaluated for impairment	$10,409	$5,811	$5,627	$3,381	$33	$25,261
Collectively evaluated for impairment	511,127	149,306	172,489	70,134	15,388	918,444

Total gross loans	$521,536	$155,117	$178,116	$73,515	$15,421	$943,705

	2013
(in thousands)	Real Estate Term	Construction and Land Development	Commercial and Industrial	Residential and Home Equity	Consumer and Other	Total
Allowance for loan losses:
Individually evaluated for impairment	$686	$667	$1,277	$237	$—	$2,867
Collectively evaluated for impairment	6,582	2,248	1,828	601	264	11,523

Total	$7,268	$2,915	$3,105	$838	$264	$14,390

Outstanding loan balances:
Individually evaluated for impairment	$19,610	$11,905	$8,378	$4,589	$36	$44,518
Collectively evaluated for impairment	436,217	124,705	134,184	78,114	15,202	788,422

Total gross loans	$455,827	$136,610	$142,562	$82,703	$15,238	$832,940

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 3 — Loans and Allowance for Loan Losses - Continued

Information on impaired loans is summarized as follows as of December 31:

	2014
	Unpaid Principal Balance	Recorded investment		Total Recorded Investment	Related Allowance
(in thousands)		With No Allowance	With Allowance
Commercial real estate:
Real estate term	$11,588	$8,440	$1,969	$10,409	$519
Construction and land development	7,601	3,721	2,090	5,811	613

Total commercial real estate	19,189	12,161	4,059	16,220	1,132
Commercial and industrial	6,066	4,043	1,584	5,627	977
Consumer:
Residential and home equity	3,604	2,772	609	3,381	134
Consumer and other	62	33	—	33	—

Total consumer	3,666	2,805	609	3,414	134

Total	$28,921	$19,909	$6,252	$25,261	$2,243

	2013
		Recorded investment
(in thousands)	Unpaid Principal Balance	With No Allowance	With Allowance	Total Recorded Investment	Related Allowance
Commercial real estate:
Real estate term	$20,896	$15,377	$4,233	$19,610	$686
Construction and land development	14,292	8,031	3,874	11,905	667

Total commercial real estate	35,188	23,408	8,107	31,515	1,353
Commercial and industrial	8,916	4,255	4,123	8,378	1,277
Consumer:
Residential and home equity	4,905	2,037	2,552	4,589	237
Consumer and other	66	36	—	36	—

Total consumer	4,971	2,073	2,552	4,625	237

Total	$49,075	$29,736	$14,782	$44,518	$2,867

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 3 — Loans and Allowance for Loan Losses - Continued

The interest income recognized on impaired loans was as follows:

	Year Ended December 31,
	2014		2013		2012
(in thousands)	Average Recorded Investment	Interest Income Recognition	Average Recorded Investment	Interest Income Recognition	Average Recorded Investment	Interest Income Recognition
Commercial real estate:
Real estate term	$15,010	$501	$20,907	$725	$19,501	$1,160
Construction and land development	8,858	353	16,987	484	26,901	456

Total commercial real estate	23,868	854	37,894	1,209	46,402	1,616
Commercial and industrial	7,003	253	8,094	428	6,899	457
Consumer:
Residential and home equity	3,985	131	4,847	284	5,076	77
Consumer and other	35	2	36	1	—	—

Total consumer	4,020	133	4,883	285	5,076	77

Total	$34,891	$1,240	$50,871	$1,922	$58,377	$2,150

The Company has entered into loan transactions with certain directors and executive committee members (“affiliates”). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. Total outstanding loans with affiliates were $688,000 and $709,000 at December 31, 2014 and 2013, respectively. Available lines of credit for loans and credit cards to affiliates were $782,000 at December 31, 2014.

Note 4 — Premises and Equipment

Premises and equipment are summarized as follows as of December 31:

(in thousands)	2014	2013
Land and buildings	$26,251	$26,228
Equipment, furniture, and software	17,431	15,396

	43,682	41,624
Accumulated depreciation and amortization	(22,074)	(19,821)

	$21,608	$21,803

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 5 — Deposits

Deposit account balances are summarized as follows as of December 31:

(in thousands)	2014	2013
Non-interest bearing	$327,075	$292,611
Interest bearing deposits:
Interest bearing demand and savings	533,721	505,871
Money market accounts	135,911	129,834
Certificates of deposit under $100,000	101,086	107,630
Certificates of deposit $100,000 and over	101,440	108,368

Total interest bearing deposits	$872,158	$851,703

Total deposits	$1,199,233	$1,144,314

Scheduled maturities for certificates of deposit are as follows for the years ending December 31:

(in thousands)
2015	$110,084
2016	38,279
2017	24,712
2018	12,546
2019 and beyond	16,905

$202,526

Deposits held by affiliates were $9.3 million and $9.9 million as of December 31, 2014 and 2013, respectively.

Note 6 — Short-term borrowings

Short-term borrowings consist of securities sold under agreements to repurchase and were $1.5 million and $1.1 million as of December 31, 2014 and 2013, respectively.

As of December 31, 2014, committed Federal funds lines of credit arrangements totaling $29.0 million were available to the Company from unaffiliated banks. The average Federal funds interest rate as of December 31, 2014 ranges from 0.39% to 1.15% depending on the source and the amount borrowed. There were no outstanding Federal funds purchased as of December 31, 2014 and 2013.

The Company is a member of the FHLB of Seattle and has a committed credit line of $255.8 million which is secured by $421.2 million in various real estate loans pledged as collateral. Borrowings generally provide for interest at the then current published rates. There were no outstanding FHLB advances as of December 31, 2014 and 2013.

The Company holds $26.0 million in investment securities in its Federal Reserve Bank (“Fed”) account. The Company’s current overnight borrowing capacity using the primary credit facilities from the Fed is $20.4 million. The borrowing rate is the current discount rate plus 25 basis points. There were no outstanding Fed advances as of December 31, 2014 and 2013.

Securities sold under agreements to repurchase are generally overnight financing arrangements with customers collateralized by the Company’s investment securities that mature within 248 months. Investment securities valued at $2.2 million and $1.1 million have been pledged as of December 31, 2014 and 2013, respectively, for securities

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 6 — Short-term borrowings - Continued

sold under agreements to repurchase. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows:

(in thousands)	2014	2013
Average daily balance during the year	$1,300	$920
Average interest rate during the year	0.17%	0.16%
Maximum month-end balance during the year	$1,628	$1,120
Weighted average interest rate at year-end	0.15%	0.15%

Note 7 — Income Taxes

The components of the income tax expense (benefit) are as follows for the years ended December 31:

(in thousands)	2014	2013	2012
Current	$8,155	$6,419	$3,408
Deferred	91	(81)	1,235

Income tax expense	$8,246	$6,338	$4,643

The combined federal and state income tax expense differs from that computed at the federal statutory corporate tax rate as follows:

	2014	2013	2012
Federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal income tax benefit	3.1%	3.3%	3.1%
Tax-exempt interest and income	(2.9)%	(2.9)%	(3.7)%
Other, net	0.4%	(0.6)%	(1.0)%

Effective tax rate	35.6%	34.8%	33.4%

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 7 — Income Taxes - Continued

The nature and components of the Company’s net deferred income tax assets are as follows as of December 31:

(in thousands)	2014	2013
Deferred income tax assets:
Allowance for loan losses	$6,484	$6,477
Deferred loan fees and costs	1,242	850
OREO reserve and other	315	773
Fair value adjustment on certificates of deposit	521	742
Deferred compensation	462	414
Unrealized loss on securities	—	360
State franchise taxes	376	317
Other	410	393

	9,810	10,326
Deferred income tax liabilities:
FHLB dividends	254	254
Mortgage servicing rights	415	406
Basis difference in premises, equipment and other assets	989	1,063
Unrealized gain on securities	470	—

	2,128	1,723

Net deferred income tax assets	$7,682	$8,603

The Company believes, based on available information, that it is more likely than not that the net deferred income tax asset will be realized in the normal course of operations. The impact of a tax position is recognized in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. As of December 31, 2014 and 2013, the Company did not have any uncertain tax positions. The Company includes any interest and penalties associated with unrecognized tax benefits within the provision for income taxes. For the years ended December 31, 2014 and 2013, there was no liability for unrecognized tax benefits. The Company does not expect a material change to the total amount of unrecognized tax benefits in the next twelve months.

The Company files U.S. and state income tax returns in jurisdictions with various statutes of limitations. The 2011 through 2014 tax years remain subject to selection for examination as of December 31, 2014. None of the Company’s income tax returns are currently under audit. As of December 31, 2014 and 2013, the Company has no net operating loss or credit carry-forwards.

Note 8 — Financial Instruments with Off-Balance-Sheet Risk

Commitments to extend credit — In the normal course of business, the Company has outstanding commitments and contingent liabilities, such as commitments to extend credit and unused credit card lines, which are not included in the accompanying consolidated financial statements. The Company’s exposure to credit loss in the event of non-performance by other parties to the financial instruments for commitments to extend credit and unused credit card lines is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 8 — Financial Instruments with Off-Balance-Sheet Risk - Continued

Financial instruments whose contract amount represents credit risk were as follows as of December 31:

(in thousands)	2014	2013
Commitments to extend credit, including unsecured commitments of $11,357 and $11,436 as of December 31, 2014 and 2013, respectively	$278,966	$226,935
Stand-by letters of credit and bond commitments, including unsecured commitments of $558 and $400 as of December 31, 2014 and 2013, respectively	27,619	25,736
Unused credit card lines, all unsecured	26,385	23,699

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments to extend credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management’s credit evaluation of the customer.

Unused credit card lines are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Other contractual obligations — The Company has a commitment of $1.7 million related to a contract for the renovation of its new headquarters in American Fork, Utah. The building renovations are expected to be completed during the second quarter of 2015. The Company leases five locations over various terms with normal market lease rates, options to renew and lease terms that expire between 2015 and 2023. These lease obligations are not considered significant.

Note 9 — Shareholders’ Equity and Regulatory Matters

In May 2013, the Company’s shareholders approved a recapitalization plan which increased the number of authorized common shares to 30,000,000, preferred shares to 3,000,000, converted all voting and non-voting shares to one class of common shares and a stock-split of 44 shares for each common share outstanding after the conversion. All share information in the consolidated financial statements and notes to consolidated financial statements has been restated to reflect the stock-split.

The Company is subject to various regulatory capital requirements administered by its primary federal regulator, the FDIC. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and its consolidated financial statements. Under the regulatory capital adequacy guidelines and regulatory framework for prompt corrective action, the Company must meet specific capital guidelines involving quantitative measures of the Company’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total risk-based capital and Tier 1 capital to risk-weighted assets, and Tier 1

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 9 — Shareholders’ Equity and Regulatory Matters - Continued

capital to average assets (as defined in the regulations). Management believes, as of December 31, 2014, that the Company meets all the capital adequacy requirements to which it is subject.

As of December 31, 2014, the Company was categorized as well capitalized under the regulatory framework. To be categorized as well capitalized, an institution must maintain minimum total risk-based capital, Tier 1 risk-based capital, and Tier 1 to average assets (“Tier 1 Leverage”) ratios as disclosed in the table below. The Company’s actual and required capital amounts and ratios are as follows:

	Actual		Minimum Capital Ratios			Well Capitalized Ratio Requirement
(in thousands)	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2014
Total Risk-Based Capital to Risk-Weighted Assets
Consolidated	$167,483	16.0%	$83,679	≥	8.0%	NA		NA
Bank of American Fork	135,373	16.2%	66,799	≥	8.0%	$88,499	≥	10.0%
Lewiston State Bank	30,370	14.4%	17,714	≥	8.0%	22,143	≥	10.0%
Tier 1 Capital to Risk-Weighted Assets
Consolidated	156,103	14.9%	41,840	≥	4.0%	NA		NA
Bank of American Fork	124,886	15.0%	33,400	≥	4.0%	50,099	≥	6.0%
Lewiston State Bank	29,477	13.9%	8,857	≥	4.0%	13.286	≥	6.0%
Tier 1 Leverage
Consolidated	156,103	11.3%	55,153	≥	4.0%	NA		NA
Bank of American Fork	124,886	11.5%	43,645	≥	4.0%	54,556	≥	5.0%
Lewiston State Bank	29,477	10.2%	11,527	≥	4.0%	14.409	≥	5.0%

As of December 31, 2013
Total Risk-Based Capital to Risk-Weighted Assets
Consolidated	$152,317	16.3%	$74,903	≥	8.0%	NA		NA
Bank of American Fork	123,817	16.9%	58,679	≥	8.0%	$73,349	≥	10.0%
Lewiston State Bank	28,016	13.8%	16,214	≥	8.0%	20,267	≥	10.0%
Tier 1 Capital to Risk-Weighted Assets
Consolidated	143,068	15.3%	37,451	≥	4.0%	NA		NA
Bank of American Fork	114,581	15.6%	29,340	≥	4.0%	44,010	≥	6.0%
Lewiston State Bank	28,003	13.8%	8,107	≥	4.0%	12,160	≥	6.0%
Tier 1 Leverage
Consolidated	143,068	11.1%	51,813	≥	4.0%	NA		NA
Bank of American Fork	114,581	11.2%	41,226	≥	4.0%	51,533	≥	5.0%
Lewiston State Bank	28,003	10.6%	10,539	≥	4.0%	13,174	≥	5.0%

Federal Reserve Board Regulations require maintenance of certain minimum reserve balances based on certain average deposits which as of December 31, 2014 and 2013 was $6.5 million and $5.9 million, respectively.

The Company’s Board of Directors may declare a cash or stock dividend out of retained earnings provided the regulatory minimum capital ratios are met. The Company plans to maintain capital ratios that meet the well-capitalized standards per the regulations and, therefore, plans to limit dividends to amounts that are appropriate to maintain those well-capitalized regulatory capital ratios. In June 2014, the Board of Directors declared and paid a dividend of $0.08 per share, totaling $1.2 million. Additionally, in December 2014, the Board of Directors declared a dividend of $0.14 per share for $2.1 million, which was paid in January 2015.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 10 — Incentive Share-Based Plan and Other Employee Benefits

In June 2014, the Board of Directors (“Board”) and shareholders of the Company approved a share-based incentive plan (the “2014 Plan”) which replaced an existing share-based incentive plan (“Old Plan”). The 2014 Plan provides for various share-based incentive awards including incentive share-based options, non-qualified share-based options, restricted shares, stock appreciation rights to be granted to officers, directors and other key employees. The maximum aggregate number of shares that may be issued under the 2014 Plan is 800,000 common shares. The share-based awards are granted to participants under both plans at a price not less than the fair value on the date of grant and for terms of up to ten years. The 2014 Plan also allows for granting of share-based awards to directors and consultants who are not employees of the Company.

Under both plans, share-based options are exercisable at the time of grant or other times subject to such terms and conditions as determined by the Board. Share-based options granted may be exercised in whole or in part at any time during the maximum option term of ten years. All share-based options are adjustable for any future stock splits or stock dividends. The Board has the authority to grant to eligible participants one or more of the various share-based incentive awards. To date, the Company has issued incentive share-based options, non-qualified share-based options and restricted stock units to participants. Fair value of the exercise price is set at the time of grant by the Board based on independent valuations and related models. The Company’s policy is to issue common shares to the person exercising share-based options.

Share-based option transactions are summarized as follows:

Options	Options Granted for Common Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2012	1,096,524	$4.85
Granted	114,400	6.34
Exercised	(157,300)	4.83
Forfeited	(13,200)	4.75

Outstanding at December 31, 2012	1,040,424	4.99
Granted	145,200	8.63
Exercised	(126,714)	4.94
Forfeited	(27,852)	4.85

Outstanding at December 31, 2013	1,031,058	5.52
Granted	64,514	10.71
Exercised	(146,089)	5.18
Forfeited	(8,800)	5.91

Outstanding at December 31, 2014	940,683	5.92	5.17	$5,811,000

Exercisable at December 31, 2014	671,907	$5.19	4.56	$4,646,000

Exercisable at December 31, 2013	652,790	$4.95	4.86	$2,839,000

The weighted-average grant-date fair value of options per share granted was $2.01, $1.70 and $1.01 during 2014, 2013 and 2012, respectively. The total intrinsic value of options exercised during the years ended December 31, 2014, 2013 and 2012 was $761,000, $552,000 and $238,000, respectively. As of December 31, 2014, there was $287,000 of total unrecognized compensation expense related to stock options granted to be recognized over a weighted-average period of 1.92 years.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 10 — Incentive Share-Based Plan and Other Employee Benefits - Continued

The Company recorded share-based compensation expense of $211,000, $296,000 and $191,000 for the years ended December 31, 2014, 2013 and 2012, respectively. The Company used the Black-Scholes pricing model using the following assumptions to calculate the fair value of incentive share-based options granted during 2014, 2013 and 2012: annual dividend yield of 1.38% to 2.0%; risk-free interest rates of 0.10% to 1.61%; expected option terms of 1.0 to 6.5 years; and volatility index of 17.5% to 29.9%. The assumptions for expected dividend yield and expected life reflected management’s judgment and include consideration of historical experience. Expected volatility is based on data from comparable public companies for the expected option term. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Management believes that the assumptions used in the option-pricing model are highly subjective and represent only one estimate of possible value as there is no active market for the options granted.

Restricted stock units — The Company issued RSUs on July 1, 2014 to certain members of the Company’s Boards of Directors for 3,198 common shares that vest over one year. The RSU’s were issued at fair value as of the date of grant of $11.10 per share. The compensation expense of RSU’s is not material.

401(k) plan — The Company offers a retirement savings 401(k) plan in which all eligible employees may participate. Currently, the Company contributes and allocates to each eligible participant’s account, a percentage of the participant’s elective deferral. The Company made contributions of $670,000, $385,000 and $340,000 in 2014, 2013 and 2012, respectively.

Profit-sharing — The Company provides an annual profit-sharing contribution to all eligible employees based on each year’s profitability and as approved by the Board of Directors. Profit sharing contributions were $450,000, $540,000 and $420,000 in 2014, 2013 and 2012, respectively.

Note 11 — Fair Value

Fair value measurements — Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, U.S. generally accepted accounting principles has established a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.

Level 3	Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation methodology:

Investment securities, available for sale – Where quoted prices are available in an active market, securities are classified within Level 1 of the hierarchy. Level 1 includes securities that have quoted prices in an active

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 11 — Fair Value - Continued

market for identical assets. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows, and accordingly, are classified as Level 2 or 3. The Company has categorized its available-for-sale investment securities as Level 1 or 2.

Impaired loans and other real estate owned — Fair value applies to loans and other real estate owned measured for impairment. Impaired loans are measured at an observable market price (if available) or at the fair value of the loan’s collateral (if collateral dependent). Fair value of the loan’s collateral is determined by appraisals or independent valuation which is then adjusted for the cost related to liquidation of the collateral. The Company has categorized its impaired loans and other real estate owned as Level 2.

Assets measured at fair value are summarized as follows:

(in thousands)	Level 1	Level 2	Level 3	Total
As of December 31, 2014
Fair valued on a recurring basis:
Investment securities available for sale	$2,030	$293,607	$—	$295,637
Fair valued on a non-recurring basis:
Impaired loans	—	4,009	—	4,009
Other real estate owned	—	126	—	126

As of December 31, 2013
Fair valued on a recurring basis:
Investment securities available for sale	$—	$293,435	$—	$293,435
Fair valued on a non-recurring basis:
Impaired loans	—	11,916	—	11,916

Fair value of financial instruments — The following table summarizes carrying amounts, estimated fair values and assumptions used to estimate fair values of financial instruments as of December 31, 2014 and 2013:

(in thousands)	Carrying Amount	Estimated Fair Value
2014
Financial Assets
Net loans held for investment	$925,306	$925,367
Financial Liabilities
Interest bearing deposits	872,158	873,928

2013
Financial Assets
Net loans held for investment	$816,327	$817,554
Financial Liabilities
Interest bearing deposits	851,703	853,052

The above summary excludes financial assets and liabilities for which carrying value approximates fair value. For financial assets, these include cash and cash equivalents, held-to-maturity securities (see Note 2), loans held for sale, bank-owned life insurance, accrued interest receivable and FHLB stock. For financial liabilities, these include non-interest bearing deposits, short-term borrowings, and accrued interest payable. Also excluded from the summary are financial instruments recorded at fair value on a recurring basis, as previously described.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 11 — Fair Value - Continued

Fair values of off-balance sheet commitments such as lending commitments, standby letters of credit and guarantees are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties’ credit standing. The fair value of the fees as of December 31, 2014 and 2013 was insignificant. See Note 8 — “Financial Instruments with Off-Balance-Sheet Risk” for the notional amount of the commitments to extend credit.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Net loans — The fair value is estimated by discounting the future cash flows and estimated prepayments using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining term. Some loan types were valued at carrying value because of their floating rate or expected maturity characteristics.

Interest bearing deposits — The fair value of interest bearing deposits is estimated by discounting the estimated future cash flows using the rates currently offered for deposits with similar remaining maturities.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates. Further, certain financial instruments and all non-financial instruments are excluded from the applicable disclosure requirements. Therefore, the fair value amounts shown in the table do not, by themselves, represent the underlying value of the Company as a whole.

Note 12 — Contingencies and Concentrations of Credit Risk

Litigation — The Company may from time to time be subject to legal proceedings arising in the normal course of business. Management does not believe the outcome of any currently pending matters will have a material impact on the financial condition, results of operations, or liquidity of the Company.

Concentrations of credit risk — The Company has concentrated credit risk exposure, including off-balance-sheet credit risk exposure, related to real estate loans as disclosed in Notes 3 and 8. The ultimate collectability of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The Company generally requires collateral on all real estate lending arrangements and typically maintains loan-to-value ratios of no greater than 80%.

Investments in municipal securities principally involve governmental entities within the State of Utah. Loans are limited by state banking regulation to 15% of each Bank’s total capital, as defined by banking regulations. As a matter of practice and in accordance with applicable Utah state law, the Banks do not extend credit to any single borrower or group of related borrowers in excess of 15% of the Bank’s total capital. As of December 31, 2014, BAF’s and LSB’s lending limits were $20.9 million and $4.7 million, respectively.

The contractual amounts of credit-related financial instruments, such as commitments to extend credit and credit-card arrangements, represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer defaults, and the value of any existing collateral becomes worthless.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 13 — Condensed Financial Statements of Parent Company

Financial information pertaining only to PUB, on a parent-only basis, is as follows as of and for the years ended December 31:

(in thousands)	2014	2013
Balance Sheets
Assets
Cash due from Banks	$3,491	$839
Investment in Banks	155,919	143,188
Other assets	136	147

Total assets	$159,546	$144,174

Liabilities and shareholders’ equity
Dividends payable and other liabilities	$1,887	$502
Shareholders’ equity	157,659	143,672

Total liabilities and shareholders’ equity	$159,546	$144,174

(in thousands)	2014	2013	2012
Statements of Income
Dividend and other income from the Banks	$9,170	$10,000	$1,400

Total income	9,170	10,000	1,400
Salaries, benefits and other expense	6,015	538	69
Merger-related expenses	—	879	—

Total expenses	6,015	1,417	69

Income before income taxes	3,155	8,583	1,331
Income tax benefit	289	366	27

	3,444	8,949	1,358
Equity in undistributed net income of the Banks	11,461	2,929	7,884

Net income	$14,905	$11,878	$9,242

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 13 — Condensed Financial Statements of Parent Company - Continued

(in thousands)	2014	2013	2012
Statements of Cash Flows
Cash flows from operating activities:
Net income	$14,905	$11,878	$9,242
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of the Banks	(11,461)	(2,929)	(7,884)
Change in other assets and liabilities	(671)	437	(4)

Net cash provided by operating activities	2,773	9,386	1,354

Cash flows from investing activities:
Net cash paid related to LB merger	—	(8,668)	—
Return of escrow funds, net of fees	287	—	—

Net cash provided by (used in) investing activities	287	(8,668)	—

Cash flows from financing activities:
Proceeds from exercise of stock options	769	507	737
Dividends paid	(1,177)	(1,896)	(1,946)

Net cash used in financing activities	(408)	(1,389)	(1,209)

Net change in cash due from the Banks	2,652	(671)	145
Cash due from the Banks, beginning of year	839	1,510	1,365

Cash due from the Banks, end of year	$3,491	$839	$1,510

Note 14 — Lewiston Bancorp Merger

Effective October 18, 2013, Lewiston Bancorp (“LB”) merged with PUB in a combined cash and common shares transaction resulting in LB’s wholly-owned subsidiary, LSB, becoming a subsidiary of PUB. LSB has four full-service offices in northern Utah and southern Idaho. As of October 18, 2013, LB’s pre-merger carrying amounts of assets and liabilities were approximately $264.0 million and $235.0 million, respectively. The carrying amounts of these assets and liabilities were recorded at fair value at the date of acquisition and are reflected in the December 31, 2013 financial statements as such. LSB revenues (net interest and non-interest income) and net income in 2013 subsequent to the date of the merger were $2.3 million and $636,000, respectively.

Under the terms of the merger agreement, PUB issued an aggregate of 2,044,736 common shares and paid cash totaling approximately $8.7 million to the former shareholders of LB; $1.05 million of this cash was held in escrow pending the resolution of certain contingencies at future dates, the latest of which is December 31, 2017. In 2014, $550,000 of escrow funds, plus interest earned, was released of which $253,000 was paid to LB shareholders and $297,000 was paid to PUB.

In accordance with GAAP guidance for business combinations, during the fourth quarter of 2013 the Company recorded intangible assets of approximately $1.2 million, which primarily consists of a core deposit intangible asset, and a premium on certificates of deposits (“CDs”) of approximately $1.9 million. The core deposit intangible asset is being amortized using a straight-line method over a period of nine years with no significant residual value and the CD premium is being amortized into net interest income over the average life of CDs of approximately three years. For tax purposes, purchase accounting adjustments are all non-taxable and/or non-deductible.

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 14 — Lewiston Bancorp Merger - Continued

The LB merger was consistent with the Company’s strategy to build its presence in the Utah market by adding the northern Utah and southern Idaho market. The merger offers the Company the opportunity to increase profitability by introducing existing products and services to the acquired customer base as well as adding new customers in the expanded region.

The following table summarizes the consideration paid for LB and the fair value amounts of the assets acquired and liabilities assumed and recognized at the acquisition date:

(in thousands)
Merger consideration:
Cash	$8,668
Common shares issued	20,222

Fair value of consideration	$28,890

Recognized amounts of assets acquired and liabilities assumed:
Assets acquired:
Cash and cash equivalents	$14,559
Investment securities	54,473
Loans, net	178,237
Premises and equipment	4,675
Intangible assets	1,194
Other real estate owned	2,709
Deferred income tax asset	2,288
Other assets	8,190

Total assets acquired Total	266,325
Liabilities assumed:
Non-interest bearing deposits	36,327
Interest bearing deposits	198,905
Other liabilities	2,203

Total liabilities assumed	237,435

Net assets from merger	$28,890

The fair value of net assets acquired includes fair value adjustments to certain receivables that were not considered impaired as of the acquisition date. The fair value adjustments were determined using discounted contractual cash flows. However, the Company believes that all contractual cash flows related to these financial instruments will be collected. As such, these receivables were not considered impaired at the acquisition date and were not subject to the guidance relating to purchased credit impaired loans, which have shown evidence of credit deterioration since origination. Receivables acquired that were not subject to these requirements include non-impaired loans and customer receivables with a fair value and gross contractual amounts receivable of approximately $170.8 million and $172.2 million, respectively, on the date of acquisition. Purchased-impaired loans were not a significant part of the loans in the merger.

The following table presents pro forma results of operations information for the periods presented as if the acquisition had occurred on January 1, 2012 after giving effect to adjustments for certain assets and liabilities. The pro forma results of operations for the years ended December 31, 2013 and 2012 include the historical accounts of the Company and LB and pro forma adjustments as may be required, including amortization of the

PEOPLE’S UTAH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

Note 14 — Lewiston Bancorp Merger - Continued

intangible asset with a definite life and the amortization or accretion of any premiums or discounts arising from fair value adjustments for assets acquired and liabilities assumed. The pro forma information is intended for informational purposes only and is not necessarily indicative of the Company’s future operating results or operating results that would have occurred had the acquisition been completed at the beginning of 2012. No assumptions have been applied to the pro forma results of operations regarding possible revenue enhancements, expense efficiencies or asset dispositions.

(in thousands)	2013	2012
Pro forma results of operations:
Net interest income	$52,973	$49,934
Provision for loan losses	1,450	6,050
Non-interest income	14,542	12,681
Non-interest expense	45,499	39,495

Income before income taxes	20,566	17,070
Income taxes	7,107	5,601

Net income	$13,459	$11,469

Earnings per share:
Basic	$0.93	$0.81

Diluted	$0.90	$0.79

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various fees and expenses, other than underwriting discounts and commissions and expenses, to be incurred in connection with the preparation of this Registration Statement and the sale and distribution of the common shares being registered hereby, all of which will be borne by us. All amounts shown are estimates except the SEC and FINRA filing fees.

SEC filing fee	$4,677.05
FINRA filing fee	$7,400.00
EDGAR and printing	$200,000.00
Legal fees and expenses	$500,000.00
Accounting fees and expenses	$170,000.00
Nasdaq fees	$130,000.00
Other expenses	$30,000.00

Total	$1,042,077.05

Item 14.	Indemnification of Directors and Officers.

Pursuant to our bylaws, we will, to the fullest extent permitted by the Utah Statute, indemnify our directors and officers with respect to expenses, settlements, judgments and fines in suits (including actions brought against a director or officer in the name of the corporation, commonly referred to as a derivative action) in which such person was made a party by reason of the fact that he or she is or was a director or officer, or being or having been such a director or officer, such person was serving as a director, officer, associate or other agent (i) for an enterprise of which we hold the majority of shares entitled to vote in the election of its directors (such as BAF), or (ii) at our request, for another enterprise. No such indemnification may be given if the acts or omissions of the person are finally adjudged to be intentional misconduct or a knowing violation of law, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled.

We have entered into separate indemnification agreements with our executive officers and directors, in addition to the indemnification provided for in our bylaws. These agreements, among other things, require us to indemnify our executive officers and directors for certain expenses, including attorneys’ fees incurred by an executive officer or director in any action or proceeding arising out of their services as one of our an executive officers or directors, or as an executive officer or director of any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

In addition, as authorized by the Utah Statute, our Articles provide that the directors shall not be personally liable for monetary damages to the corporation relating to their conduct as directors, except for liabilities that involve intentional misconduct or a knowing violation of law by the directors, the authorization or illegal distributions to shareholders or loans to directors or receipt of an improper personal benefit from their actions as directors. This provision might, in certain instances, discourage or deter shareholders or management from bringing a lawsuit against directors for an alleged breach of their duties.

Section 908 of the Utah Statute also permits a Utah corporation to purchase and maintain insurance on behalf of its officers and directors. Our bylaws permit us to purchase such insurance on behalf of our officers and directors. We maintain a policy of liability insurance for our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of PUB pursuant to the foregoing provisions, PUB has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding unregistered securities that were sold by the Registrant within the past three years.

On October 18, 2013, we issued 2,044,736 common shares to approximately 100 shareholders of Lewiston Bancorp in connection with the merger of Lewiston Bancorp into PUB, at an agreed upon value of approximately $20.2 million.

The issuance of securities described above was made in reliance upon exemptions from federal securities registration under Section 3(a)(10) of the Securities Act, as a transaction in exchange for securities where the terms and conditions of such issuance and exchange were approved after a hearing upon the fairness of such terms and conditions by the State of Utah.

From January 2012 to April 2015 we issued 439,458 common shares to directors and associates in connection with stock options exercises for consideration of $2.2 million.

The issuances of the securities described above were made in reliance upon exemptions from federal securities registration under Rule 701 as transactions completed pursuant to a written compensatory benefit plan for the participation of directors and associates, and under section 4(2) of the Securities Act, as transactions not constituting a public offering of securities because the shares were issued privately without general solicitation.

Item 16.	Exhibits and Financial Statement Schedules.

The exhibits filed as a part of this Registration Statement are as follows:

(a)	List of Exhibits

Some of the agreements included as exhibits to this registration statement contain representations and warranties by the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

Exhibit	Description
1.1†	Form of Underwriting Agreement

2.1†	Merger Agreement between People’s Utah Bancorp and Lewiston Bancorp dated June 18, 2013

3.1†	Amended and Restated Articles of Incorporation of People’s Utah Bancorp

3.2†	Amended and Restated Bylaws of People’s Utah Bancorp

4.1†	Specimen Share Certificate for Common Shares of People’s Utah Bancorp

4.2†	Shareholders’ Agreement by and among People’s Utah Bancorp and certain shareholders dated October 18, 2013

5.1	Opinion of Dorsey & Whitney LLP

10.1†	People’s Utah Bancorp 2014 Incentive Plan

10.2†	People’s Utah Bancorp Amended and Restated 2008 Incentive Plan

10.3†	People’s Utah Bancorp Incentive Plan (1999 Incentive Plan) and all amendments thereto

10.4†	People’s Utah Bancorp Deferred Compensation Plan for Directors

10.5†	Form of 2014 Incentive Plan Notice of Stock Option Grant and Stock Option Agreement
10.6†	Form of 2014 Incentive Plan Restricted Stock Unit Award Agreement

10.7†	Employment Agreement by and between People’s Utah Bancorp and Bank of American Fork and Richard T. Beard

10.8†	Employment Agreement by and between People’s Utah Bancorp and Bank of American Fork and Wolfgang T. N. Muelleck

10.9†	Employment Agreement by and between Lewiston State Bank and Anthony J. Hall

10.10†	Employment Agreement by and between Lewiston State Bank and Dale M. Buxton

10.11†	Split Dollar Life Insurance Agreement by and between People’s Utah Bancorp and Anthony J. Hall

10.12†	Split Dollar Life Insurance Agreement by and between People’s Utah Bancorp and Dale M. Buxton

10.13†	Form of Director and Officer Indemnification Agreement

10.14†	Lewiston State Bank Supplemental Executive Retirement Plan effective as of January 1, 2008, as amended by that First Amendment dated April 17, 2008

21.1†	List of Subsidiaries

23.1	Consent of Tanner LLC

23.2	Consent of Dorsey & Whitney LLP (contained in Exhibit 5.1)

24.1†	Power of Attorney (included on signature page)

†	Filed previously.

(b)	Financial Statement Schedules

All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, State of Utah on May 19, 2015.

People’s Utah Bancorp

By:	/s/ Richard T. Beard
Richard T. Beard President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Richard T. Beard Richard T. Beard	President, Chief Executive Officer and Director (principal executive officer)	May 19, 2015

/s/ Wolfgang T. N. Muelleck Wolfgang T. N. Muelleck	Executive Vice President, Chief Financial Officer and Director (principal financial and accounting officer)	May 19, 2015

* Paul R. Gunther	Chairman	May 19, 2015

* Dale O. Gunther	Director	May 19, 2015

* Blaine C. Gunther	Director	May 19, 2015

* David G. Anderson	Senior Vice President, Chief Credit Officer and Director	May 19, 2015

* Fred W. Fairclough, Jr.	Director	May 19, 2015

* R. Brent Anderson	Director	May 19, 2015

* Melvin L. Kirkham	Director	May 19, 2015

* Deborah S. Bayle	Director	May 19, 2015

* Anthony J. Hall	Director, President and Chief Executive Officer of LSB	May 19, 2015

* Douglas H. Swenson	Director	May 19, 2015

* William D. Marsh	Director	May 19, 2015

*	Executed on May 19, 2015 by Richard T. Beard as attorney-in-fact pursuant to the power of attorney granted in connection with the Registration Statement on Form S-1 filed previously on April 20, 2015.

/s/ Richard T. Beard
Richard T. Beard
Attorney-in-fact

Common Shares

PROSPECTUS

                , 2015

D.A. Davidson & Co.

Sandler O’Neill + Partners, L.P.	FIG Partners, LLC

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.

Until                 , 2015 all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.